FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of July 2012

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

On June 27, 2012, Nomura Holdings, Inc. filed its Annual Securities Report for the year ended March 31, 2012 with the Director of the Kanto Local Finance Bureau of the Ministry of Finance pursuant to the Financial Instruments and Exchange Act.

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	English translation of certain items disclosed in the Annual Securities Report pursuant to the Financial Instruments and Exchange Act for the fiscal year ended March 31, 2012.

2.	English translation of Management’s Report on Internal Control Over Financial Reporting and Confirmation Letter.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: July 27, 2012	By:	/s/ Eiji Miura
Eiji Miura
Senior Managing Director

EXHIBIT 1

Annual Securities Report Pursuant to the Financial Instruments and Exchange Act for the Fiscal Year Ended March 31, 2012

Translation for the underlined items is attached to this form as below.

PART I     Corporate Information

Item 1. Information on Company and Its Subsidiaries and Affiliates

1. Selected Financial Data.

(1) Selected consolidated financial data for the latest five fiscal years.

Year ended March 31	2008	2009	2010	2011	2012
Total revenue (Mil yen)	1,593,722	664,511	1,356,751	1,385,492	1,851,760
Net revenue (Mil yen)	787,257	312,627	1,150,822	1,130,698	1,535,859
Income (loss) before income taxes (Mil yen)	(64,910)	(780,265)	105,247	93,255	84,957
Net income (loss) attributable to Nomura Holdings, Inc. (“NHI”) shareholders (Mil yen)	(67,847)	(708,192)	67,798	28,661	11,583
Comprehensive income (loss) attributable to NHI shareholders (Mil yen)	(145,571)	(755,518)	77,103	8,097	(3,870)
Total equity (Mil yen)	2,001,102	1,551,546	2,133,014	2,091,636	2,389,137
Total assets (Mil yen)	25,236,054	24,837,848	32,230,428	36,692,990	35,697,312
Shareholders’ equity per share (Yen)	1,042.60	590.99	579.70	578.40	575.20
Net income (loss) attributable to NHI common shareholders per share—basic (Yen)	(35.55)	(364.69)	21.68	7.90	3.18
Net income (loss) attributable to NHI common shareholders per share—diluted (Yen)	(35.57)	(366.16)	21.59	7.86	3.14
Total NHI shareholders’ equity as a percentage of total assets (%)	7.9	6.2	6.6	5.7	5.9
Return on shareholders’ equity (%)	(3.25)	(40.15)	3.70	1.36	0.55
Price/earnings ratio (times)	—	—	31.78	55.06	115.09
Cash flows from operating activities (Mil yen)	(647,906)	(712,629)	(1,500,770)	(235,090)	290,863
Cash flows from investing activities (Mil yen)	(102,019)	(98,905)	(269,643)	(423,214)	9,942
Cash flows from financing activities (Mil yen)	942,879	999,760	2,176,530	1,284,243	(844,311)
Cash and cash equivalents at end of the year (Mil yen)	507,236	613,566	1,020,647	1,620,340	1,070,520
Number of staffs	18,026	25,626	26,374	26,871	34,395
[Average number of temporary staffs, excluded from above]	[4,576 ]	[4,997 ]	[4,728 ]	[4,199 ]	[7,313 ]

1	The selected financial data of Nomura Holdings, Inc. and its consolidated subsidiaries (“Nomura”) were stated in accordance with the accounting principles generally accepted in the United States of America (“U.S. GAAP”).

2	Shareholders’ equity per share, Total NHI shareholders’ equity as a percentage of total assets, Return on shareholders’ equity are calculated with Total NHI shareholders’ equity.

3	Due to the retroactive application of Financial Accounting Standards Board (“FASB”), Accounting Standards Codification™ (“ASC”) 210-20 “Balance Sheet—Offsetting” (“ASC 210-20”), we have reclassified the “Total assets” and “Total NHI shareholders’ equity as a percentage of total assets” for the year ended March 31, 2008. The amounts previously reported are as follows:

Year ended March 31	2008
Total assets (Mil yen)	26,298,798
Total NHI shareholders’ equity as a percentage of total assets (%)	7.6

4	Price/earnings ratio (times) is not stated for the years ended March 31, 2008 and 2009 due to net loss.

5	The consumption tax and local consumption tax on taxable transaction are accounted for based on the tax exclusion method.

6	Certain contract employees are included in Number of staffs.

7	In accordance with the updated guidance for accounting and reporting of noncontrolling interests in financial statements, included in ASC 810, “Consolidation” (“ASC 810”), (“updated noncontrolling interests guidance”), the consolidated balance sheets and consolidated statements of operations as of and for the years ended March 31, 2008 and 2009 have been reclassified. Such reclassification has been made in Income (loss) before income taxes and Total equity. The amounts previously reported are as follows:

Year ended March 31	2008	2009
Income (loss) before income taxes (Mil yen)	(64,588)	(779,046)
Total equity (Mil yen)	1,988,124	1,539,396

(2)	Selected stand alone financial data for the latest five fiscal years

Year ended March 31,	2008	2009	2010	2011	2012
Operating revenue (Mil yen)	419,649	340,071	220,873	219,875	270,521
Ordinary income (Mil yen)	246,231	127,181	29,121	11,690	52,526
Net income (loss) (Mil yen)	53,985	(393,712)	12,083	(15,094)	32,879
Common stock (Mil yen)	182,800	321,765	594,493	594,493	594,493
Number of issued shares (1,000 shares)	1,965,920	2,661,093	3,719,133	3,719,133	3,822,563
Shareholders’ equity (Mil yen)	1,423,661	1,244,082	1,806,307	1,764,894	1,841,400
Total assets (Mil yen)	4,449,810	3,681,507	4,566,078	5,278,581	5,438,184
Shareholders’ equity per share (Yen)	740.17	466.99	485.62	481.23	488.38
Dividend per share (Yen)	34.00	25.50	8.00	8.00	6.00
The first quarter	8.50	8.50	—	—	—
The second quarter	8.50	8.50	4.00	4.00	4.00
The third quarter	8.50	8.50	—	—	—
The end of a term (the fourth quarter)	8.50	—	4.00	4.00	2.00
Net income (loss) per share (Yen)	28.27	(202.62)	3.86	(4.16)	9.02
Net income per share—diluted (Yen)	28.07	—	3.83	—	8.93
Shareholders’ equity as a percentage of total assets (%)	31.7	33.1	39.0	32.8	32.9

Return on shareholders’ equity (%)	3.74	(29.95)	0.81	(0.86)	1.87
Price/earnings ratio (times)	52.71	—	178.36	—	40.59
Payout ratio (%)	120.27	—	213.61	—	66.89
Dividend on shareholders’ equity (%)	4.60	4.00	1.45	1.66	1.23
Number of staffs	52	52	50	65	162
[Average number of temporary staffs, excluded from above]	[—]	[—]	[—]	[—]	[—]

1	The consumption tax and local consumption tax on taxable transactions are accounted for based on the tax exclusion method.

2	Nomura Holdings, Inc. (hereinafter “the Company”) paid quarterly dividend payments in the years ended March 31, 2008 and 2009.

3	No dividend per share information is provided at the end of term (the fourth quarter) of the year ended March 31, 2009, as there was no dividend.

4	Number of staffs represents staffs who work at the Company.

5	No net income per share—diluted information was provided, as there was net loss per share, although there are dilutive shares for the years ended March 31, 2009 and 2011.

6	No payout ratio or dividend on shareholder’s equity information was provided due to the net loss for the years ended March 31, 2009 and 2011.

3. Business Overview.

The Company and its 763 consolidated subsidiaries and variable interest entities primarily operate investment and financial services business focusing on securities business as their core business. Nomura provides wide-ranging services to customers for both of financing and investment through the operations in Japan and other major financial capital markets in the world. Such services include securities trading and brokerage, underwriting and distribution, arrangement of public offering and secondary distribution, arrangement of private placement, principal investment, asset management and other broker-dealer and financial business. There are also 18 companies accounted for under the equity method as at March 31, 2012.

The reporting of the business operations and results of the Company and its consolidated subsidiaries are based on business segments referred in Note 23 “Segment and geographic information” in our consolidated financial statements included in this Annual Securities Report. During the year ended March 31, 2012 in the business segment, the number of consolidated subsidiaries increased mainly in “Other”. This is due to Nomura Land and Building Co., Ltd. (“NLB”) becoming a subsidiary. As a result, Nomura Real Estate Holdings, Inc., a subsidiary of NLB, became a Specified Subsidiary of Nomura. Please refer to the table below in the organizational structure listing the main companies by business segments.

Organizational Structure

The following table lists Nomura Holdings, Inc. and its significant subsidiaries and affiliates by business segments.

Nomura Holdings, Inc.

Retail Division

(Domestic)

Nomura Securities Co., Ltd. and others

Asset Management Division

(Domestic)

Nomura Asset Management Co., Ltd. and others

Wholesale Division

(Domestic)

Nomura Securities Co., Ltd. and others

(Overseas)

Nomura Holding America Inc.

Nomura Securities International, Inc.

Nomura America Mortgage Finance, LLC

Instinet, Inc.

Nomura Europe Holdings plc

Nomura International plc

Nomura Bank International plc

Nomura Principal Investment plc

Nomura Capital Markets plc

Nomura Asia Holding N.V.

Nomura International (Hong Kong) Limited

Nomura Singapore Limited and others

Others

(Domestic)

The Nomura Trust and Banking Co., Ltd.

Nomura Facilities, Inc.

Nomura Land and Building Co., Ltd.

Nomura Real Estate Holdings, Inc.

Nomura Research Institute, Ltd.*

JAFCO Co., Ltd.*

*Affiliates

Item 2. Operating and Financial Review

1. Operating Results.

You should read the following discussion of our operating and financial review together with Item 1 “1. Selected Financial Data” and Item 5 “1. Consolidated Financial Statements and Other” included in this Annual Securities Report. The discussions and analyses contain forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements.

Business Environment

Japan

During the year ended March 31, 2012, the Japanese economy rebounded swiftly from the effects of the East Japan Earthquake, which caused disruption to operations and distribution networks particularly in the manufacturing industry. As a whole, however, the economy remained directionless, with the initial recovery later slowing as a result of delays in formulating post-quake reconstruction plans, the strengthening of the yen against the backdrop of the European sovereign debt crisis, and the widespread flooding in Thailand. Toward the end of the fiscal year, signs of a pickup in the economy emerged, including growth in automobile production, as reconstruction demand began to increase and the impact of the Thai floods eased. Within this environment, Japan’s real gross domestic product (“GDP”) in the fiscal year ended March 31, 2012 showed the first contraction in two years, being slightly below 0% year on year, after having risen 3.2% in the prior fiscal year. With the Japanese economy having avoided a recession, meanwhile, the employment environment on the whole continued to stage a moderate recovery.

With regard to corporate earnings, Japanese companies’ sales weakened in the fiscal year ended March 31, 2012 amid the disruptions to operations and distribution networks mainly in the manufacturing industry due to the East Japan Earthquake that occurred towards the end of the prior fiscal year, the strong yen, and the Thai floods. Some companies undertook restructuring measures to cope with these events, leading to a reduction in profits in the fiscal year ended March 31, 2012 particularly in the manufacturing industry. We estimate that recurring profits at major companies (Russell/Nomura Large Cap Index) declined by around 15% in the fiscal year ended March 31, 2012. Excluding weakness in the utilities sector, the nonmanufacturing sector performed solidly on the whole and provided support to corporate earnings.

In the stock market, major share price indices declined at first in the fiscal year ended March 31, 2012, then subsequently regained the levels of the prior fiscal year. Stocks rallied after sharp falls following the East Japan Earthquake in March 2011, but later trended downward again owing to the European sovereign debt crisis and the negative effects of the yen appreciation that resulted. Further into the fiscal year, stocks rebounded again as concerns over the European crisis eased and the strong yen corrected. The Tokyo Stock Price Index (“TOPIX”), after peaking in July 2011, declined through November 2011, then rose through March 2012. The TOPIX had fallen from 978.81 points at the end of March 2010 to 869.38 points at the end of March 2011, a decline of 11.2% over the fiscal year, then declined to 854.35 points at the end of March 2012, a further fall of 1.7%. The Nikkei Stock Average rose over the fiscal year as a whole, by 3.4%, from ¥9,755.10 at the end of March 2011 to ¥10,083.56 at the end of March 2012.

Yields on newly issued 10-year Japanese government bonds were at the 1.3% level in early April 2011, partly owing to concerns that Japan’s sovereign debt would expand in line with post-quake reconstruction demand, but fell to the 0.9% level in November 2011 against a backdrop of share price declines. Although stocks later rallied, yields traded in a narrow range near the 1.0% mark and as of the end of March 2012 were around 0.98%. Despite concerns over Japan’s expanding sovereign debt, interest rates stayed low amid expectations of further monetary easing by the Bank of Japan and other factors.

On the foreign exchange markets, the yen was influenced by changes in market expectations toward overseas policy, including concerns about the European sovereign debt crisis. At the end of March 2011, the yen was trading at the ¥83 level against the U.S. dollar and the ¥117 level against the euro. The U.S. dollar weakened against the yen from July 2011 as the view spread that reignited concerns over sovereign debt in Europe would adversely affect the U.S. and global economies and the yen was at the ¥75 level versus the U.S. dollar at the end of October 2011. The yen later corrected as the Japanese Ministry of Finance conducted yen-selling intervention and the market volatility stemming from Europe eased. At the end of March 2012, the yen was at the ¥83 level versus the U.S. dollar. Against the euro, the yen appreciated amid renewed concerns about Greece’s sovereign debt and fears about how the European economy would be impacted by contagion to other countries, and in the wake of monetary easing by the European Central Bank (“ECB”). However, the yen later corrected against the euro as concerns over expanding sovereign debt eased, and the yen moved from the ¥97 level in January 2012 to about ¥111 at the end of March 2012.

Overseas

The economies of the leading industrialized nations showed slightly different pictures for the year ended March 31, 2012. The U.S. economy was supported by quantitative monetary easing, but the European economy deteriorated as a result of a credit crunch owing to the effects of the sovereign debt crisis, and fiscal austerity measures to address debt problems. In international commodity markets, prices lacked direction as investors took a risk-averse stance and emerging economies slowed. While curbing rising real estate prices remains a challenge, China ended a phase of monetary tightening as its economy slowed. In emerging markets, several countries implemented monetary easing to stimulate their economies.

U.S. real GDP grew by 3.0% year-on-year in 2010 but growth decelerated to 1.7% in 2011. Corporate earnings nonetheless improved in the second half of 2011 with support from policy measures, and growth picked up slightly on an upturn in the capex and employment environments. With the real estate market slow to recover, however, monetary policy tools continued to underpin the economy.

The Federal Reserve Board (“FRB”) sought to shift to a neutral policy stance, but again provided support to the U.S. economy and declared its intent to continue with easing. The FRB held the federal funds rate at 0–0.25%, effectively maintaining a zero interest rate policy, and in June 2011 it temporarily halted an operation in which it had been increasing the supply of funds by purchasing U.S. Treasuries on the bond market. However, as fears about the European sovereign debt crisis again destabilized financial markets, raising concerns about the adverse effects on the real economy, the FRB announced in August 2011 that it would maintain its near zero interest rate policy through the first half of 2013, and continued to reassure markets thereafter with further suggestions that monetary easing would be sustained. US stock markets declined on the resurfacing of the European sovereign debt crisis but subsequently rallied after the FRB said it would continue with monetary easing and concerns over European sovereign debt subsided. The Dow Jones Industrial Average stood at 12,319.73 at the end of March 2011 then fell below 11,000 in August 2011 before rallying to 13,212.04 at the end of March 2012. The yield on 10-year U.S. Treasuries was around 3.5% in March 2011, fell to around 1.7% in September 2011 amid stock market declines and expectations of ongoing FRB easing, then moved to around the 2.0% mark by March 2012.

In Europe, Eurozone real GDP growth slowed from 1.9% year-on-year in 2010 to 1.5% in 2011, but the overall economic situation worsened as a credit crunch took hold due to the effects of the sovereign debt crisis and as governments adopted austerity measures to address their debt problems. While the ECB’s monetary easing and three-year loans to provide cash funding to financial institutions have mitigated the negative impact on the economy, concerns over sovereign risk have yet to be eliminated and remain a destabilizing factor for markets. European stock markets fell on growing market concerns but subsequently rallied, with the result that the benchmark German stock index (“DAX”) declined by about 1% during the year ended March 31, 2012.

The slowdown in Asia ex-Japan economies became more pronounced in 2011 even as inflationary concerns eased to some extent. Real GDP growth in China in 2011 was 9.2%, versus 10.3% in 2010. Growth in domestic demand centering on investment has been driving the Chinese economy, but investment in real estate weakened in the second half of 2011 as a result of monetary tightening, and exports also decelerated due to the worsening economic situation in Europe. With signs of more settled growth in consumer prices starting to emerge, Chinese authorities may shift the focus of monetary policy while continuing to curb the rise in real estate prices. The key question is whether the government can follow a path of sustainable economic management that achieves a balance between economic growth and inflation curbs.

Executive Summary

In the fiscal year ended March 31, 2012, the global economic recovery trend weakened in association with multiple factors, including international financial market turmoil stemming from sovereign debt problems in Europe, weak consumption in industrialized nations, concerns about an economic slowdown in China and other emerging countries, political instability in the Middle East, as well as rising crude oil prices. There was a dramatic increase in economic uncertainty, and on a global basis accelerated risk-adverse sentiment towards risk assets like stocks. Meanwhile, the Japanese economy lost speed as the East Japan Earthquake caused a decline in exports due to disruptions in product supply networks, the rapid and significant appreciation of the yen, which hit the 75 yen per dollar range at one point, along with the impact of the flooding in Thailand. Since the end of last year, there has been a bit of a recovery in economic sentiment attributable to momentary easing concerns about the European debt problem, an improvement in U.S. economic indicators, the emergence of restoration-related demand and a recovery in automobile production, but recurring profits by key listed companies (excluding financial institutions) are expected to have declined roughly 20 percent versus the previous fiscal year. The TOPIX began the fiscal year at 862 points. After temporarily rising, the index then fell to 706 points in November. The TOPIX recovered to close the fiscal year at 854 points. With the market decline and uncertainty about future prospects for share prices, there was a large downturn in the amount of funds raised by Japanese companies in the capital markets, both in Japan and overseas. Throughout the year there was a low level of investor activity in financial and securities markets. Meanwhile, as evidenced by Basel III (new capital requirement regulations for financial institutions) and the Dodd-Frank Act in the U.S., regulations on and oversight of financial institutions continues to become more stringent on a global basis. Amid this environment, in order to quickly adapt to the difficult business environment, Nomura Group decided to implement a $1.2 billion cost reduction program, and worked to improve cost efficiencies by making the scale of business operations in Europe more appropriate, and reviewing the regional allocation of resources. Based on its client-focused strategy, the Retail Division promoted investment consultation services and diversified its product offering, while the Asset Management Division worked to increase assets under management on a global basis and enhance investment performance. The Wholesale Division implemented the “narrow and deep” strategy focused on business areas where we can deliver added value to our clients, cooperation among business units was enhanced, revenues from client-flow businesses were increased, and products and solutions offered were diversified. As a result of these efforts, we succeeded in posting an overall profit for the third consecutive fiscal year while executing a cost-cutting program without substantial downscale of business platforms. We posted net revenue of ¥1,535.9 billion for the fiscal year ended March 31, 2012, a 36% increase from the previous fiscal year. Non-interest expenses increased 40% versus the previous fiscal year to ¥1,450.9 billion, income before income taxes was ¥85.0 billion, and net income attributable to the shareholders of NHI was ¥11.6 billion. Consequently, ROE for the full fiscal year was 0.6%.

In Retail, net revenue for the year ended March 31, 2012 decreased by 11% from the previous year to ¥350.3 billion, due primarily to decreasing commissions for distribution of investment trusts and brokerage commissions. Non-interest expenses decreased by 1% to ¥287.1 billion. As a result, income before income taxes decreased by 38% to ¥63.1 billion. The Retail Division focused on providing clients investment consultation services to accommodate client needs. To accommodate increasing client needs, we opened four new branch offices, and enhanced non-face-to-face services provided by Nomura Net & Call, which started last October. Investment consultation services resulted in balanced business growth, centered on equities, bonds, investment trusts and insurance products. There was a ¥2.4 trillion net inflow in retail client assets during the fiscal year. Total retail client assets increased to ¥72.0 trillion from ¥70.6 trillion at the end of the previous fiscal year. The number of client accounts increased by 49,000 to end the fiscal year at 4.985 million accounts, indicating steady growth in the business base.

In Asset Management, net revenue for the year ended March 31, 2012 decreased by 1% from the previous year to ¥65.8 billion. Non-interest expenses decreased by 3% to ¥45.3 billion. As a result, income before income taxes increased by 2% to ¥20.5 billion. Despite the challenging investment environment, in the investment trust business there was an inflow into funds representing a wide range of investment assets, including overseas bonds and Japanese equities. Furthermore, funds launched this fiscal year employing investment strategies matching the investment environment contributed to the increase in assets under management. In the investment advisory business, there was a steady increase in mandates from institutional investors, including domestic pension funds, overseas, mainly Asian and European pension funds and sovereign wealth funds. As a result, due to the inflow of funds into a diverse range of investment products, including actively managed funds, assets under management were ¥24.6 trillion as of March 31, 2012.

In Wholesale, net revenue for the year ended March 31, 2012 decreased by 12% from the previous year to ¥555.9 billion. Our performance was challenged in the first half of the fiscal year, due to revenue decrease of international business caused by a decrease in client trading volumes stemming from the financial market turmoil related to the European sovereign debt crisis. Although in the second half of the fiscal year we posted revenue growth, with private equity trades in the third quarter and revenue recovery in EMEA and Americas regions in the fourth quarter, result of the first half was not covered and net revenue for the fiscal year decreased from the previous year. The cost reduction program of $1.2 billion announced in July and November of last year is progressing on schedule and non-interest expenses decreased by 5% to ¥593.5 billion. As a result, loss before income taxes dropped to ¥37.6 billion.

Results of Operations

Overview

The following table provides selected consolidated statements of income information for the years indicated.

	Millions of yen, except percentages
	Year ended March 31
	2010	2011	2012
Non-interest revenues:
Commissions	¥395,083	¥405,463	¥347,135
Fees from investment banking	121,254	107,005	59,638
Asset management and portfolio service fees	132,249	143,939	144,251
Net gain on trading	417,424	336,503	272,557
Gain on private equity investments	11,906	19,292	25,098
Gain (loss) on investments in equity securities	6,042	(16,677)	4,005
Other	37,483	43,864	563,186

Total Non-interest revenues	1,121,441	1,039,389	1,415,870
Net interest revenue	29,381	91,309	119,989

Net revenue	1,150,822	1,130,698	1,535,859
Non-interest expenses	1,045,575	1,037,443	1,450,902

Income before income taxes	105,247	93,255	84,957
Income tax expense	37,161	61,330	58,903

Net income	¥68,086	¥31,925	¥26,054
Less: Net income attributable to noncontrolling interests	288	3,264	14,471

Net income attributable to NHI shareholders	¥67,798	¥28,661	¥11,583

Return on equity	3.7%	1.4%	0.6%

Net revenue increased by 36% from ¥1,130,698 million for the year ended March 31, 2011 to ¥1,535,859 million for the year ended March 31, 2012. Commissions decreased by 14%, due primarily to a decrease in commissions for the distribution of investment trusts, reflecting the turmoil in the global financial markets which was mainly caused by the European sovereign debt crisis. Fees from investment banking decreased by 44%, due primarily to a decrease in transaction volume in equity finance for Japanese companies. Net gain on trading was ¥272,557 million for the year ended March 31, 2012, due primarily to downturn in financial markets mainly caused by the European sovereign debt crisis. Gain on private equity investments was ¥25,098 million for the year ended March 31, 2012 due primarily to realized gains on equity securities of certain investee companies. Other was ¥563,186 million for the year ended March 31, 2012, due primarily to the conversion of Nomura Land and Building Co., Ltd into a subsidiary of Nomura Holdings, Inc.

Net revenue decreased by 2% from ¥1,150,822 million for the year ended March 31, 2010 to ¥1,130,698 million for the year ended March 31, 2011. Commissions increased by 3%, due primarily to an increase in commissions for the distribution of investment trusts. As there were a number of large equity finance transactions with Japanese clients in the previous year compared with this year, fees from investment banking decreased by 12% for the year ended March 31, 2011. Asset management and portfolio service fees increased by 9%, due primarily to an increase in assets under management mainly driven by continuing cash inflows. Net gain on trading fell to ¥336,503 million for the year ended March 31, 2011, due primarily to a decrease in equity trading. Gain on private equity investments was ¥19,292 million for the year ended March 31, 2011 due primarily to realized gains on disposal of certain investments and unrealized gains on equity securities of certain investee companies.

Net interest revenue was ¥29,381 million for the year ended March 31, 2010, ¥91,309 million for the year ended March 31, 2011 and ¥119,989 million for the year ended March 31, 2012. Net interest revenue is a function of the level and mix of total assets and liabilities, which includes trading assets and financing and lending transactions, and the level, term structure and volatility of interest rates. Net interest revenue is an integral component of trading activity. In assessing the profitability of our overall business and of our Global Markets business in particular, we view net interest revenue and non-interest revenues in aggregate. For the year ended March 31, 2012, interest revenue increased by 26% due mainly to an increase in securitized product trading in our Americas region and interest expense increased by 24% due primarily to an increase in interest expense on securities lending transactions. As a result, net interest revenue for the year ended March 31, 2012 increased by ¥28,680 million from the year ended March 31, 2011. For the year ended March 31, 2011, interest revenue increased by 47% due mainly to expansion of securitized product trading in our Americas region and interest expense increased 24% due mainly to an increase in repo transactions. As a result, net interest revenue for the year ended March 31, 2011 increased by ¥61,928 million from the year ended March 31, 2010.

In our consolidated statements of income, we include gains and losses on investments in equity securities within revenue. We recognized gains and losses on such investments in the amount of ¥6,042 million gain for the year ended March 31, 2010, ¥16,677 million loss for the year ended March 31, 2011 and ¥4,005 million gain for the year ended March 31, 2012. This line item includes both realized and unrealized gains and losses on investments in equity securities held for operating purposes. These investments refer to our investments in unaffiliated companies, which we hold on a long-term basis in order to promote existing and potential business relationships.

Non-interest expenses increased by 40% from ¥1,037,443 million for the year ended March 31, 2011 to ¥1,450,902 million for the year ended March 31, 2012. The increase in non-interest expenses was caused by an increase in other expenses by 296% from ¥125,448 million for the year ended March 31, 2011 to ¥496,227 million for the year ended March 31, 2012, due primarily to the conversion of Nomura Land and Building Co., Ltd. into a subsidiary of Nomura Holdings, Inc.

Non-interest expenses decreased by 1% from ¥1,045,575 million for the year ended March 31, 2010 to ¥1,037,443 million for the year ended March 31, 2011. The decrease in non-interest expenses was caused by the decrease in other expenses by 12% from ¥142,494 million for the year ended March 31, 2010 to ¥125,448 million for the year ended March 31, 2011, due to, among other factors, impairment losses against affiliated companies were lower for the year ended March 31, 2011. The decrease in non-interest expenses was offset by a 7% increase in commissions and floor brokerage from ¥86,129 million for the year ended March 31, 2010 to ¥92,088 million for the year ended March 31, 2011.

Income before income taxes was ¥105,247 million for the year ended March 31, 2010, ¥93,255 million for the year ended March 31, 2011 and ¥84,957 million for the year ended March 31, 2012.

We are subject to a number of different taxes in Japan and have adopted the consolidation tax system permitted under Japanese tax law. The consolidation tax system only imposes a national tax. Since April 1, 2004, our domestic statutory tax rate has been approximately 41%. However, as a result of the revisions of domestic tax laws, the domestic statutory tax rates are approximately 38% between April 1, 2012 and March 31, 2015 and approximately 36% thereafter. Our foreign subsidiaries are subject to the income tax rates of the countries in which they operate, which are generally lower than those in Japan. Our effective tax rate in any one year is therefore dependent on our geographic mix of profits and losses and also on the specific tax treatment applicable in each location.

Income tax expense for the year ended March 31, 2012 was ¥58,903 million, representing an effective tax rate of 69.3%. The significant factor causing the difference between the effective tax rate of 69.3% and the statutory tax rate of 41% were changes in domestic tax laws which increased the effective tax rate by 45.7%, non-deductible expenses which increased the effective tax rate by 23.3% and different tax rates applicable for foreign subsidiaries which increased the effective tax rate by 14.1% for the year ended March 31, 2012. The significant factors reducing the effective tax rate were non-taxable revenue which decreased the effective tax rate by 29.7% and change in valuation allowance which decreased the effective tax rate by 22.5%.

Income tax expense for the year ended March 31, 2011 was ¥61,330 million, representing an effective tax rate of 65.8%. The significant factor causing the difference between the effective tax rate of 65.8% and the statutory tax rate of 41% were different tax rates applicable for foreign subsidiaries which increased the effective tax rate by 10.8%, taxable items to be added to financial profit and non-deductible expenses which increased the effective tax rate by 5.3% and 16.6%, respectively for the year ended March 31, 2011. The significant factor reducing the effective tax rate was non-taxable revenue which decreased the effective tax rate by 8.4%.

Income tax expense for the year ended March 31, 2010 was ¥37,161 million, representing an effective tax rate of 35.3%. The significant factor causing the difference between the effective tax rate of 35.3% and the statutory tax rate of 41% was due to different tax rates applicable for foreign subsidiaries which decreased the effective tax rate by 26.9%. Other significant factors causing the difference were taxable items to be added to financial profit and non-deductible expenses which increased the effective tax rate by 10.8% and 10.5%, respectively, for the year ended March 31, 2010.

Net income attributable to NHI shareholders for the year ended March 31, 2010, 2011 and 2012 was ¥67,798 million, ¥28,661 million and ¥11,583 million, respectively. Our return on equity for the year ended March 31, 2010, 2011 and 2012 was 3.7%, 1.4% and 0.6%, respectively.

Results by Business Segment

Our operating management and management reporting are prepared based on the Retail, the Asset Management and the Wholesale Divisions and we disclose business segment information in accordance with this structure. Gain (loss) on investments in equity securities, our share of equity in the earnings (losses) of affiliates, impairment losses on long-lived assets, corporate items and other financial adjustments are included as “Other” operating results outside of business segments in our segment information. Unrealized gain (loss) on investments in equity securities held for operating purposes is classified as a reconciling items outside of our segment information. The following segment information should be read in conjunction with Item 4.B “Business Overview” of this Annual Securities Report and Note 23 “Segment and geographic information” to our consolidated financial statements. The reconciliation of our segment results of operations and consolidated financial statements is set forth in Note 23 “Segment and geographic information” to our consolidated financial statements.

Retail

In Retail, we receive commissions and fees from investment consultation services which we provide mainly to individual clients in Japan. Additionally, we receive operational fees from asset management companies in connection with the administration services of investment trust certificates that we distribute. We also receive agent commissions from insurance companies for the insurance products we sell as an agent.

Operating Results of Retail

	Millions of yen
	Year ended March 31
	2010	2011	2012
Non-interest revenues	¥384,816	¥389,404	¥347,385
Net interest revenue	3,456	3,029	2,873

Net revenue	388,272	392,433	350,258
Non-interest expenses	274,915	291,245	287,128

Income before income taxes	¥113,357	¥101,188	¥63,130

Net revenue for the year ended March 31, 2012 was ¥350,258 million, decreasing 11% from ¥392,433 million for the year ended March 31, 2011, due primarily to decreasing commissions for distribution of investment trusts and brokerage commissions.

Net revenue for the year ended March 31, 2011 was ¥392,433 million, increasing 1% from ¥388,272 million for the year ended March 31, 2010, due primarily to increasing revenues from bond related products and commissions for distribution of investment trusts.

Non-interest expenses for the year ended March 31, 2012 were ¥287,128 million, decreasing 1% from ¥291,245 million for the year ended March 31, 2011 due to primarily to a decrease in compensation and benefit.

Non-interest expenses for the year ended March 31, 2011 were ¥291,245 million, increasing 6% from ¥274,915 million for the year ended March 31, 2010, due primarily to an increase in compensation and benefits.

Income before income taxes was ¥113,357 million for the year ended March 31, 2010, ¥101,188 million for the year ended March 31, 2011, and ¥63,130 million for the year ended March 31, 2012.

The graph below shows the revenue generated by instrument in terms of Retail non-interest revenues for the years ended March 31, 2010, 2011, and 2012.

As described above, revenue composition of investment trusts and asset management decreased from 59% for the year ended March 31, 2011 to 57% for the year ended March 31, 2012. Revenue composition of equities decreased from 22% for the year ended March 31, 2011 to 15% for the year ended March 31, 2012. Revenue composition of bonds increased from 18% for the year ended March 31, 2011 to 26% for the year ended March 31, 2012, due primarily to an increase in revenue reflecting the increase in the sales of overseas and domestic bonds. Revenue composition of insurance increased from 1% for the year ended March 31, 2011 to 2% for the year ended March 31, 2012.

Retail Client Assets

The following graph shows amounts and details regarding the composition of retail client assets at March 31, 2010, 2011, and 2012. Retail client assets consist of clients’ assets held in our custody and assets relating to variable annuity insurance products.

Retail Client Assets

Retail client assets increased from ¥70.6 trillion as of March 31, 2011 to ¥72.0 trillion as of March 31, 2012, due to balanced business growth, centered on equities, bonds, investment trusts and insurance products. The balance of our clients’ investment trusts decreased by 3% from ¥13.9 trillion as of March 31, 2011 to ¥13.5 trillion as of March 31, 2012, reflecting net cash inflows by clients of ¥0.7 trillion and market depreciation of ¥1.1 trillion.

Retail client assets decreased from ¥73.5 trillion as of March 31, 2010 to ¥70.6 trillion as of March 31, 2011, due to the impact of the East Japan Earthquake on the stock market. The balance of our clients’ investment trusts increased by 8% from ¥12.9 trillion as of March 31, 2010 to ¥13.9 trillion as of March 31, 2011, reflecting net cash inflows by clients of ¥1.4 trillion and market depreciation of ¥0.4 trillion.

Asset Management

Our Asset Management segment is conducted principally through Nomura Asset Management Co., Ltd. (“NAM”). We earn portfolio management fees through the development and management of investment trusts, which are distributed by Nomura Securities Co., Ltd. (“NSC”), other brokers, banks, Japan Post Bank Co., Ltd. and Japan Post Network Co., Ltd. We also provide investment advisory services for pension funds and other institutional clients. Net revenues basically consist of asset management and portfolio services fees that are attributable to Asset Management.

Operating Results of Asset Management

	Millions of yen
	Year ended March 31
	2010	2011	2012
Non-interest revenues	¥60,537	¥62,670	¥63,022
Net interest revenue	1,515	3,865	2,778

Net revenue	62,052	66,535	65,800
Non-interest expenses	46,836	46,513	45,281

Income before income taxes	¥15,216	¥20,022	¥20,519

In April 2011, Nomura Bank (Luxembourg) S.A. in the Asset Management segment was integrated into “Other”. Following with this integration, certain prior period amounts have been reclassified to conform to the current period presentation.

Net revenue decreased by 1% from ¥66,535 million for the year ended March 31, 2011 to ¥65,800 million for the year ended March 31, 2012, due to the decrease in assets under management driven by the impact of weakened market conditions.

Net revenue increased by 7% from ¥62,052 million for the year ended March 31, 2010 to ¥66,535 million for the year ended March 31, 2011, due primarily to the increase in assets under management mainly driven by continuing cash inflows.

Non-interest expenses decreased by 3% from ¥46,513 million for the year ended March 31, 2011 to ¥45,281 million for the year ended March 31, 2012.

Non-interest expenses decreased by 1% from ¥46,836 million for the year ended March 31, 2010 to ¥46,513 million for the year ended March 31, 2011.

Income before income taxes was ¥15,216 million for the year ended March 31, 2010, ¥20,022 million for the year ended March 31, 2011 and ¥20,519 million for the year ended March 31, 2012.

The following table sets forth assets under management of each principal Nomura entity within Asset Management as of the dates indicated.

	Billions of yen
	March 31
	2010	2011	2012
Nomura Asset Management Co., Ltd.	¥23,292	¥27,034	¥26,695
Nomura Funds Research and Technologies Co., Ltd.	1,525	2,824	2,557
Nomura Corporate Research and Asset Management Inc.	1,107	1,841	1,504
Nomura Private Equity Capital Co., Ltd.	578	538	579
Nomura Asset Management Deutschland KAG mbH	220	294	299
Nomura Funds Research and Technologies America, Inc.	240	196	253

Combined total	¥26,962	¥32,727	¥31,887
Overlapping asset accounts among group companies	(3,518)	(8,014)	(7,324)

Total	¥23,444	¥24,713	¥24,563

Assets under management were ¥24.6 trillion as of March 31, 2012, a ¥1.1 trillion increase from March 31, 2010, and a ¥0.2 trillion decrease from March 31, 2011.

In our investment trust business, there was an inflow into funds representing a wide range of investment assets, including overseas bonds and Japanese equities. In the investment advisory business, there was an increase in mandates mainly from overseas clients. Investment trust assets included in assets under management by NAM were ¥15.3 trillion as of March 31, 2012, down ¥0.7 trillion, or 4%, from the previous year due to the impact of weakened market conditions, reflecting net cash inflows by clients of ¥0.2 trillion and market depreciation of ¥0.9 trillion. The balance of investment trusts such as Nomura Australian Bond Open Premium, Nomura Global Trend (Basket Currency Selection Type), Nomura Global High Dividend Stock Premium (Currency Selection Type) and Nomura Japan Brand Stock Investment Fund (Currency Selection Type) increased. The balance of investment trusts managed by NAM were ¥15.9 trillion as of March 31, 2011, up ¥1.3 trillion, or 9%, from the previous year, reflecting net cash outflows by clients of ¥1.7 trillion and market depreciation of ¥0.5 trillion.

The following table shows NAM’s share, in terms of net asset value, in the Japanese asset management market as of the dates indicated.

NAM’s share of the fund market in Japan.

	March 31
	2010	2011	2012
Total of publicly offered investment trusts	20%	22%	22%
Stock investment trusts	15%	17%	17%
Bond investment trusts	43%	43%	44%

Wholesale

Operating Results of Wholesale

	Millions of yen
	Year ended March 31
	2010	2011	2012
Non-interest revenues	¥763,567	¥534,094	¥426,608
Net interest revenue	25,964	96,442	129,274

Net revenue	789,531	630,536	555,882
Non-interest expenses	614,349	623,819	593,465

Income (loss) before income taxes	¥175,182	¥6,717	¥(37,583)

Net revenue decreased by 12% from ¥630,536 million for the year ended March 31, 2011 to ¥555,882 million for the year ended March 31, 2012, due primarily to the volatile economical and financial market conditions in Europe.

Net revenue decreased by 20% from ¥789,531 million for the year ended March 31, 2010 to ¥630,536 million for the year ended March 31, 2011, due primarily to the financial turmoil related to Greece and the European sovereign debt crisis.

Non-interest expenses decreased by 5% from ¥623,819 million for the year ended March 31, 2011 to ¥593,465 million for the year ended March 31, 2012 as a result of the cost reduction program progressing on schedule.

Non-interest expenses increased by 2% from ¥614,349 million for the year ended March 31, 2010 to ¥623,819 million for the year end March 31, 2011 as a result of international business expansion in the first half of the fiscal year, while controlling compensation and benefits based on performance.

Income before income taxes was ¥175,182 million for the year ended March 31, 2010 and ¥6,717 million for the year ended March 31, 2011 and loss before income taxes was ¥37,583 million for the year ended March 31, 2012.

Global Markets

We have a proven track record in sales and trading of bonds, stocks, and foreign exchange, as well as derivatives based on these financial instruments, mainly to domestic and overseas institutional investors. In response to the increasingly diverse and complex needs of our clients, we are building up our trading and product origination capabilities to offer superior products not only to domestic and overseas institutional investors but also to the Retail and the Asset Management. This cross-divisional approach also extends to the Investment Banking, where close collaboration leads to high value-added solutions for our clients.

We continue to develop extensive ties with institutional investors in Japan and international markets; wealthy and affluent investors, public-sector agencies, and regional financial institutions in Japan; and government agencies, financial institutions, and corporations around the world. These ties enable us to identify the types of products of interest to investors and then to develop and deliver products that meet their needs.

	Millions of yen
	Year ended March 31
	2010	2011	2012
Net revenue	¥658,441	¥518,788	¥460,737
Non-interest expenses	486,433	499,300	475,016

Income (loss) before income taxes	¥172,008	¥19,488	¥(14,279)

Net revenue decreased from ¥518,788 million for the year ended March 31, 2011 to ¥460,737 million for the year ended March 31, 2012. In Fixed Income, net revenue increased from ¥259.8 billion for the year ended March 31, 2011 to ¥271.2 billion for the year ended March 31, 2012. In Equities, net revenue decreased from ¥227.3 billion for the year ended March 31, 2011 to ¥181.5 billion for the year ended March 31, 2012. Despite adverse market conditions driven by the ongoing Eurozone sovereign debt crisis, Fixed Income delivered stronger performance than the previous fiscal year. Growth in flow business was driven by resilient client flows despite a slowdown in client activity in the market and by robust risk management. Among our various products, a market-wide slowdown in securitized products was offset by improved performance in structured businesses across rates, credit and foreign exchange (“FX”). For Equities, we experienced a challenging fiscal year as exchange volumes decreased and client activity remained low for much of the year. Execution services performed in-line with declining market volume, while derivatives was challenged in some products, but showed resilience with innovative products in Japan along with tailored solutions for industrial corporations globally.

        Net revenue decreased from ¥658,441 million for the year ended March 31, 2010 to ¥518,788 million for the year ended March 31, 2011. In Fixed Income, net revenue decreased from ¥308.0 billion for the year ended March 31, 2010 to ¥259.8 billion for the year ended March 31, 2011. In Equities, net revenue decreased from ¥352.8 billion for the year ended March 31, 2010 to ¥227.3 billion for the year ended March 31, 2011. Despite the overall drop in revenues amid difficult market conditions, client revenues increased as our investments in our client franchise and a broader product offering continued to produce results. In Fixed Income, we successfully diversified our revenue mix between products and regions. From a regional point of view, we saw a large increase in contribution from the Americas (in our first full year of operation), and Asia revenues also rose year on year. In terms of products, securitized products showed the largest revenue increase with foreign exchange products also reflecting an increase in revenue, while rates and credit performed relatively well. In Equities, we continued to improve our research and execution platforms overseas, and execution services again provided the largest revenue contribution. We also responded effectively to client needs and provided substantial liquidity to clients after the East Japan Earthquake, thus capturing a higher market share in Japan.

Non-interest expenses decreased by 5% from ¥499,300 million for the year ended March 31, 2011 to ¥475,016 million for the year ended March 31, 2012, due to the cost reduction program which is progressing on schedule.

Non-interest expenses increased by 3% from ¥486,433 million for the year ended March 31, 2010 to ¥499,300 million for the year ended March 31, 2011, due primarily to increases in infrastructure cost for business expansion.

Income before income taxes was ¥172,008 million for the year ended March 31, 2010 and ¥19,488 million for the year ended March 31, 2011 and loss before income taxes was ¥14,279 million for the year ended March 31, 2012.

Investment Banking

We provide a broad range of investment banking services, such as underwriting and advisory activities to a diverse range of corporations, financial institutions, sovereigns, investment funds and others. We underwrite offerings of debt, equity and other financial instruments in Asia, Europe, U.S. and other major financial markets. We have been enhancing our M&A and financial advisory expertise to secure more high profile deals both across and within regions. We develop and forge solid relationships with these clients on a long-term basis by providing extensive resources in a seamless fashion to facilitate bespoke solutions.

	Millions of yen
	Year ended March 31
	2010	2011	2012
Investment Banking (Gross)	¥196,076	¥185,011	¥141,678
Allocation to Other divisions	(77,154)	(82,623)	(67,096)

Investment Banking (Net)	118,922	102,388	74,582
Other	12,168	9,360	20,563

Net revenue	131,090	111,748	95,145
Non-interest expenses	127,916	124,519	118,449

Income (loss) before income taxes	¥3,174	¥(12,771)	¥(23,304)

Net revenue decreased from ¥111,748 million for the year ended March 31, 2011 to ¥95,145 million for the year ended March 31, 2012. Investment banking (net) revenue decreased from ¥102,388 million for the year ended March 31, 2011 to ¥74,582 million for the year ended March 31, 2012, as the business environment proved challenging, especially in equity capital markets and M&A. Other revenue increased from ¥9,360 million for the year ended March 31, 2011 to ¥20,563 million for the year ended March 31, 2012. For the year ended March 31, 2012, realized gains from investments in Japan were ¥33.7 billion and unrealized losses from investments in Japan were ¥12.3 billion. Realized gains from the Terra Firma Investments were ¥0.5 billion and unrealized gains from Terra Firma Investments were ¥4.8 billion. Realized and unrealized gains arose primarily on residential real estate and utilities sectors while unrealized losses are related to investments in the leisure and services sectors.

Net revenue decreased from ¥131,090 million for the year ended March 31, 2010 to ¥111,748 million for the year ended March 31, 2011. Investment banking (net) revenue decreased from ¥118,922 million for the year ended March 31, 2010 to ¥102,388 million for the year ended March 31, 2011. Other revenue decreased from ¥12,168 million for the year ended March 31, 2010 to ¥9,360 million for the year ended March 31, 2011. In the year ended March 31, 2011, realized gains from investments in Japan were ¥11.1 billion. Realized losses from the Terra Firma Investments were ¥3.4 billion and unrealized gains from the Terra Firma Investments were ¥14.6 billion. Realized and unrealized gains arose primarily on residential real estate, leisure and utilities sectors while realized losses are related to the exit of a media business. In the year ended March 31, 2010, unrealized gains from investments in Japan were ¥4.8 billion. Realized gains from the Terra Firma Investments were ¥0.6 billion and unrealized gains from the Terra Firma Investments were ¥8.4 billion. Realized and unrealized gains arose from improving markets, primarily in residential real estate, renewable energy and utilities sectors.

Non-interest expenses decreased by 5% from ¥124,519 million for the year ended March 31, 2011 to ¥118,449 million for the year ended March 31, 2012, due to the cost reduction program which is progressing on schedule.

Non-interest expenses decreased by 3% from ¥127,916 million for the year ended March 31, 2010 to ¥124,519 million for the year ended March 31, 2011 as a result of our controlling compensation and benefits based on performance.

Income before income taxes was ¥3,174 million for the year ended March 31, 2010, loss before income taxes was ¥12,771 million for the year ended March 31, 2011 and ¥23,304 million for the year ended March 31, 2012.

Other Operating Results

Other operating results include net gain (loss) related to economic hedging transactions, realized gain (loss) on investments in equity securities held for operating purposes, equity in earnings of affiliates, corporate items, and other financial adjustments. See Note 23 “Segment and geographic information” to our consolidated financial statements.

Loss before income taxes in other operating results was ¥207,915 million for the year ended March 31, 2010 and ¥17,776 million for the year ended March 31, 2011 and income before income taxes in other operating result was ¥35,084 million for the year ended March 31, 2012.

Other operating results for the year ended March 31, 2012 include the gains from changes in the fair value of the financial liabilities, for which the fair value option was elected, attributable to the change in our creditworthiness of ¥16.7 billion, the negative impact of our own creditworthiness on derivative liabilities which resulted in gains of ¥10.4 billion and the losses from changes in counterparty credit spreads of ¥16.1 billion.

Other operating results for the year ended March 31, 2011 include the gains from changes in the fair value of the financial liabilities, for which the fair value option was elected, attributable to the change in our creditworthiness of ¥9.3 billion, the negative impact of our own creditworthiness on derivative liabilities which resulted in gains of ¥20.5 billion and the losses from changes in counterparty credit spreads of ¥6.6 billion.

Summary of Regional Contribution

For a summary of our net revenue, income (loss) before income taxes and long-lived assets by geographic region, see Item 5. Financial Information, 1. Consolidated Financial Statements and Other, Note 23 “Segment and geographic information” to our consolidated financial statements included in this Annual Securities Report.

Cash flows

Please refer to Item 2. Operating and Financial Review, 6. Operating, Financial and Cash Flow Analyses, (5) Liquidity and Capital Resources.

Trading Activities

Assets and liabilities for trading purposes

For disclosures relating to the assets and liabilities for trading purposes, please refer to Item 5. Financial Information, 1. Consolidated Financial Statements and Other, Note 2, “Fair value of financial instruments” as well as Note 3, “Derivative instruments and hedging activities”.

Risk management of trading activity

Value at Risk (VaR) is the tool we use to measure market risk of our trading related business.

1)	Assumption on VaR

•	99% confidence level

•	Holding period: One day

•	Consider correlation of price movement among the products

2)	Records of VaR

	March 31, 2011 (Bil Yen)	March 31, 2012 (Bil Yen)
Equity	1.8	1.4
Interest rate	4.1	6.5
Foreign exchange	4.5	2.5
Sub-total	10.4	10.4
Diversification benefit	(4.1)	(3.2)

Value at Risk (VaR)	6.3	7.2

	Year ended March 31, 2012
	Maximum (Bil Yen)	Minimum (Bil Yen)	Average (Bil Yen)
Value at Risk (VaR)	9.7	4.9	6.5

2. Current Challenges.

The global financial and economic environment continues to be challenging as regulatory tightening over financial institutions progresses and due to destabilizing factors such as the European sovereign debt crisis. Although the market has been returning to stable growth since the beginning of 2012, the uncertainty in economy persists again, and complete recovery is expected to take considerable time. Under these management conditions, we will allocate management resources appropriately to pursue efficiency and sharpen our competitive edge, as well as to increase profitability by streamlining business processes. Further, using our robust financial platform, a competitive advantage of Nomura, we will continue to provide services and solutions responding nimbly to changes in market conditions, financial business environments and client demands and fulfill our corporate social responsibility to contribute to a forum for steady liquidity through the market.

To achieve our strategic goals, we will implement the following initiatives:

•	Retail Division

In our Retail Division, we will continue to expand our products and service offerings, which are provided through Financial Advisors, online or via call centers to accommodate increasingly sophisticated and diverse client needs. We aim to enhance investment consultation services and to continue being a trusted partner to our clients by providing world-class products and services that meet their individual needs.

•	Asset Management Division

In our investment trust business, we provide individual clients with a diverse range of investment opportunities to meet investors’ various demands and in investment advisory business, we provide institutional clients globally with value-added investment services. We intend to increase assets under management and expand our client base for these two core businesses.

We aim to enhance our world-class competitive advantage in Japan and the rest of Asia by making continuous efforts to improve investment performance and gain the trust of investors worldwide.

•	Wholesale Division

Our Wholesale Division consists of Fixed Income and Equities, which offer sales and trading of financial products and origination services, and Investment Banking which offers a broad range of financial advisory and financing solutions services.

Fixed Income and Equities, the market-related businesses, have been focusing on delivering high value-added products and solutions to our clients by leveraging our sophisticated trading expertise, intellectual capital in research and structuring and our global distribution capabilities. In Fixed Income, we will build further on our client-centric strategy globally, and in Equities, we will continue to build our leadership position further across Asia, leveraging our strength in Japan, and target further growth across our strengthened platforms in EMEA and the US based on our existing strategies.

In Investment Banking, we are expanding our M&A advisory and corporate finance businesses to diversify sources of profit by providing high value-added solutions in a timely manner to meet the individual needs of each client.

Also in the Wholesale Division, cross-business and cross-regional cooperation are increasingly important elements of our Wholesale strategy to satisfy client needs. As a global financial services group, we will continue to strive collectively to further our growth through our geographic advantage in Asia where economic development and a deepening of our clients’ footprint is expected. We aim to enhance our presence as a global investment bank providing world-class services, by enhancing regional integration and business coordination between Japan and the rest of Asia and utilizing our global business platform.

In implementing the initiatives outlined above, we aim to bring together the collective strengths of our domestic and international operations to realize our management objectives and to maximize shareholder value by enhancing profitability across our businesses, while helping to strengthen the global financial and capital markets.

•	Other

We recognize that it is necessary to further strengthen and streamline our global risk management and we are pursuing a proactive, rather than a reactive, risk management approach. We will continue to develop a system where senior management directly engage in a proactive risk management approach for precise decision making.

As our business becomes increasingly international and diverse, we recognize the growing importance of compliance. In addition to complying with local laws and regulations in the countries that we operate, we view compliance in a wider context. We will further enhance our existing overall compliance system with initiatives towards promoting an environment of professionalism and high ethical standards among executive management to meet the expectations of society and clients and contribute to the further development of the financial and capital markets.

We view talented personnel as key assets. In line with our basic client-oriented business approach, we have established globally-uniform personnel policies firmly rooted in the belief that employees should be rewarded for their overall performance. We will continue to build a professional organization capable of delivering a comprehensive range of services that satisfy our clients.

3. Risk Factors.

Risk Factors

You should carefully consider the risks described below before making an investment decision. If any of the risks described below actually occurs, our business, financial condition, results of operations or cash flows could be adversely affected. In that event, the trading prices of our shares could decline, and you may lose all or part of your investment. In addition to the risks listed below, risks not currently known to us or that we now deem immaterial may also harm us and affect your investment. Unless stated otherwise, the factors below are determined as of the submission date of this Annual Securities Report (June 27, 2012).

Our business may be materially affected by financial markets, economic conditions and market fluctuations in Japan and elsewhere around the world

Over recent years, continuous disruptions have led to an acute downturn in the markets and economic conditions in Japan and elsewhere around the world. In 2008 and through to early 2009, the financial services industry, global securities markets and economies, especially in developed countries, were materially and adversely affected by a world-wide market crisis and dislocation. In 2011, the manifestation of financial problems in the U.S. and the worsening of financial, economic and structural issues in the peripheral countries of the Eurozone including Greece, have adversely influenced major global financial markets, and the economic outlook in the medium to long-term remains uncertain.

In addition, not only purely economic factors but also future war, acts of terrorism, economic or political sanctions, pandemics, geopolitical risks and events, natural disasters or other similar events could have a material adverse effect on financial markets and economies. For example, the East Japan Earthquake in March 2011 severely affected the Japanese economy and our business environment through the damage to nuclear power plants and resulting power shortages, supply line disruptions and the reluctance of our existing and potential clients to engage in financial and corporate transactions. Today the Japanese economy has not yet attained a full-scale recovery, although some post-quake reconstruction demand can be anticipated.

A sustained market/economic downturn caused by these factors can adversely affect our business and can result in substantial losses. Even in the absence of a prolonged market/economic downturn, we may incur substantial losses due to market volatility. Also, governmental fiscal and monetary policy changes in Japan and other jurisdictions where we conduct business and other business environmental changes may adversely affect our business, financial condition and results of operations. The following are certain risks related to the financial markets and economic conditions on our specific businesses.

Our brokerage and asset management revenues may decline

A market downturn could result in a decline in the revenues generated by our intermediary business because of a decline in the volume and value of securities that we broker for our clients. Also, with regard to our asset management business, in most cases, we charge fees for managing our clients’ portfolios that are based on the value of their portfolios. A market downturn that reduces the value of our clients’ portfolios may increase the amount of withdrawals or reduce the amount of new investments in these portfolios, and would reduce the revenue we receive from our asset management businesses.

Our investment banking revenues may decline

Changes in financial or economic conditions would likely affect the number and size of transactions for which we provide securities underwriting, financial advisory and other investment banking services. Our investment banking revenues, which include fees from these services, are directly related to the number and size of the transactions in which we participate and would therefore decrease if there are financial and market changes unfavorable to our investment banking business and our clients.

Our electronic trading business revenues may decline

Electronic trading is essential for our business in order to execute trades faster with fewer resources. It allows us to provide an efficient execution platform and on-line content and tools to our clients via exchanges or other automated trading facilities. Revenue from our electronic trading, which includes trading commissions and bid-offer spreads from these services, are directly correlated with the number and size of the transactions in which we participate and would therefore decrease if there are financial or market changes that would cause our clients to trade less frequently or in a smaller size. In addition, the use of electronic trading has increased across capital markets products and has put pressure on trading commissions and bid-offer spreads in our industry. Although trade volumes may increase due to the availability of electronic trading, this may not be sufficient to offset margin erosion in our execution business, leading to a potential decline in revenue generated from this business. We continue to invest in technology to provide an efficient trading platform; however, we may fail to maximize returns on these investments due to this increased pressure on margins.

We may incur significant losses from our trading and investment activities

We maintain large trading and investment positions in fixed income, equity and other markets, both for our own account and for the purpose of facilitating our clients’ trades. Our positions consist of various types of assets, including financial derivatives transactions in equity, interest rate, currency, credit, commodity and other markets, as well as loans and real estate. Fluctuations in the markets where these assets are traded can adversely affect the value of these assets. To the extent that we own assets, or have long positions, a market downturn could result in losses if the value of these long positions decreases. Furthermore, to the extent that we have sold assets we do not own, or have short positions, an upturn in the prices of the assets could expose us to potentially significant losses. Although we have worked to mitigate these position risks with a variety of hedging techniques, these market movements could result in losses. We can incur losses if the financial system is overly stressed and the markets move in a way we have not anticipated.

Our businesses have been and may continue to be affected by changes in market volatility levels. Certain of our trading businesses depend on market volatility to provide trading and arbitrage opportunities, and decreases in volatility may reduce these opportunities and adversely affect the results of these businesses. On the other hand, increased volatility, while it can increase trading volumes and spreads, also increases risk as measured by Value-at-Risk (“VaR”) and may expose us to increased risks in connection with our market-making and proprietary businesses or cause us to reduce the outstanding position or size of these businesses in order to avoid increasing our VaR.

Furthermore, we commit capital to take relatively large positions for underwriting or warehousing assets to facilitate certain capital market transactions. Also, we structure and take positions in pilot funds for developing financial investment products and invest seed money to set up and support financial investment products. We may incur significant losses from these positions in the event of significant market fluctuations.

In addition, if we are the party providing collateral in a transaction, significant declines in the value of the collateral or a requirement to provide additional collateral due to our lowered creditworthiness (by way of a lowered credit rating or otherwise) can increase our costs and reduce our profitability. In contrast, if we are the party receiving collateral, such declines can reduce our profitability by reducing the level of business done with our clients and counterparties.

Holding large and concentrated positions of securities and other assets may expose us to large losses

Holding a large amount of securities concentrated in specific assets can increase our risks and expose us to large losses in our businesses such as market-making, block trading, underwriting, asset securitization and acquiring newly-issued convertible bonds through third-party allotment. We have committed substantial amounts of capital to these businesses. This often requires us to take large positions in the securities of a particular issuer or issuers in a particular industry, country or region. In addition, we may incur substantial losses due to market fluctuations on asset-backed securities such as residential and commercial mortgage-backed securities.

Extended market declines can reduce liquidity and lead to material losses

Extended market declines can reduce the level of market activity and the liquidity of the assets traded in the market for our business, which may make it difficult to sell, hedge or value such assets. If we cannot properly close out or hedge our associated positions in a timely manner or in full, particularly with respect to over-the-counter derivatives, we may incur substantial losses. Further, the difficulty in monitoring prices in a less liquid market could lead to unanticipated losses.

Our hedging strategies may not prevent losses

We use a variety of instruments and strategies to hedge our exposure to various types of risk. If our hedging strategies are not effective, we may incur losses. We base many of our hedging strategies on historical trading patterns and correlations. For example, if we hold an asset, we may hedge this position by taking another asset which has, historically, moved in a direction that would offset a change in value of the former asset. However, historical trading patterns and correlations may not continue, as seen in the case of past financial crises, and these hedging strategies may not be fully effective in mitigating our risk exposure because we are exposed to all types of risk in a variety of market environments.

Our risk management policies and procedures may not be fully effective in managing market risk

Our policies and procedures to identify, monitor and manage risks may not be fully effective. Some of our methods of managing risk are based upon observed historical market behavior. This historical market behavior may not continue in future periods. As a result, we may suffer large losses by being unable to predict future risk exposures that could be significantly greater than the historical measures indicate. Other risk management methods that we use also rely on our evaluation of information regarding markets, clients or other matters, which is publicly available or otherwise accessible by us. This information may not be accurate, complete, up-to-date or properly evaluated, in which case we may be unable to properly assess our risks, and thereby suffer large losses. Furthermore, certain factors, such as market volatility, may render our risk evaluation model unsuitable for the new market environment. In such event, we may become unable to evaluate or otherwise manage our risks adequately.

Market risk may increase other risks that we face

In addition to the potentially adverse effects on our businesses described above, market risk could exacerbate other risks that we face. For example, the risks associated with new products developed through financial engineering/innovation may be increased by market risk.

Also, if we incur substantial trading losses caused by our exposure to market risk, our need for liquidity could rise sharply while our access to cash may be impaired as a result of market perception of our credit risk.

Furthermore, in a market downturn, our clients and counterparties could incur substantial losses of their own, thereby weakening their financial condition and, as a result, increasing our credit risk exposure to them.

We may have to recognize impairment charges with regard to the amount of goodwill and tangible and intangible assets recorded on our consolidated balance sheets

We have purchased all or a part of the equity interests in, or certain operations from, certain other companies in order to pursue our business expansion, and expect to continue to do so when and as we deem appropriate. We account for certain of those and similar purchases and acquisitions in conformity with U.S. GAAP as a business combination by allocating their acquisition costs to the assets acquired and liabilities assumed and recording the remaining amount as goodwill.

We may have to record impairment charges with regard to the amount of goodwill and tangible and intangible assets. Any impairment charges for goodwill or tangible or intangible assets we recognize, if recorded, may adversely affect our results of operations and financial condition.

Liquidity risk could impair our ability to fund operations and jeopardize our financial condition

Liquidity, or having ready access to cash, is essential to our businesses. In addition to maintaining a readily available cash position, we seek to secure ample liquidity through repurchase and securities lending transactions, access to long-term debt, issuance of mid/long-term debt, diversification of our short-term funding sources such as commercial paper, and by holding a portfolio of highly liquid assets. We bear the risk that we may lose liquidity under certain circumstances, including the following:

We may be unable to access the debt capital markets

We depend on continuous access to the short-term credit markets and the debt capital markets to finance our day-to-day operations. An inability to raise money in the long-term or short-term debt markets, or to engage in repurchase agreements and securities lending, could have a substantial negative effect on our liquidity. For example, lenders could refuse to extend the credit necessary for us to conduct our business based on their assessment of our long-term or short-term financial prospects if:

•	we incur large trading losses,

•	the level of our business activity decreases due to a market downturn, or

•	regulatory authorities take significant action against us.

In addition to the above, our ability to borrow in the debt markets could also be impaired by factors that are not specific to us, such as increases in banks’ nonperforming loans which reduce their lending capacity, a severe disruption of the financial and credit markets which, among others, can lead to widening credit spreads and thereby increase our borrowing costs, or negative views about the general prospects for the investment banking, brokerage or financial services industries generally.

We may be unable to access the short-term debt markets

We issue commercial paper and short-term debt instruments as a source of unsecured short-term funding of our operations. Our liquidity depends largely on our ability to refinance these borrowings on a continuous basis. Investors who hold our outstanding commercial paper and other short-term debt instruments have no obligation to provide refinancing when the outstanding instruments mature. We may be unable to obtain short-term financing from banks to make up any shortfall.

We may be unable to sell assets

If we are unable to borrow in the debt capital markets or if our cash balances decline significantly, we will need to liquidate our assets or take other actions in order to meet our maturing liabilities. In volatile or uncertain market environments, overall market liquidity may decline. In a time of reduced market liquidity, we may be unable to sell some of our assets, which may adversely affect our liquidity, or we may have to sell assets at depressed prices, which could adversely affect our results of operations and financial condition. Our ability to sell our assets may be impaired by other market participants seeking to sell similar assets into the market at the same time.

Lowering of our credit ratings could increase our borrowing costs

Our borrowing costs and our access to the debt capital markets depend significantly on our credit ratings. Rating agencies may reduce or withdraw their ratings or place us on “credit watch” with negative implications. This could increase our borrowing costs and limit our access to the capital markets. This, in turn, could reduce our earnings and adversely affect our liquidity.

Further, other factors which are not specific to us may increase our funding costs, such as negative market perception of Japanese fiscal soundness.

Event risk may cause losses in our trading and investment assets as well as market and liquidity risk

Event risk refers to potential losses in value we may suffer through unpredictable events that cause large unexpected market price movements. These include not only significant events such as the terrorist attacks in the U.S. on September 11, 2001, U.S. subprime issues since 2007, the global financial and credit crisis in the autumn of 2008, the East Japan Earthquake in March 2011 and sovereign debt problem in the U.S. and European countries, but also more specifically the following types of events that could cause losses on our trading and investment assets:

•	sudden and significant reductions in credit ratings with regard to our trading and investment assets by major rating agencies,

•	sudden changes in trading, tax, accounting, laws and other related rules which may make our trading strategy obsolete, less competitive or not workable, or

•

an unexpected failure in a corporate transaction in which we participate resulting in our not receiving the consideration we should have received, as well as bankruptcy, deliberate acts of fraud, and administrative penalty with respect to the issuers of our trading and investment assets.

We may be exposed to losses when third parties that are indebted to us do not perform their obligations

Our counterparties are from time to time indebted to us as a result of transactions or contracts, including loans, commitments to lend, other contingent liabilities, and derivatives transactions such as swaps and options. We may incur material losses when our counterparties default on their obligations to us due to bankruptcy, deterioration in their creditworthiness, lack of liquidity, operational failure, an economic or political event, or other reasons.

Credit risk may also arise from:

•	holding securities issued by third parties, or

•

the execution of securities, futures, currency or derivative trades that fail to settle at the required time due to nondelivery by the counterparty, such as monoline insurers (financial guarantors) which are counterparties in credit default swap contracts, or systems failure by clearing agents, exchanges, clearing houses or other financial infrastructure.

Problems related to third party credit risk may include the following:

Defaults by a large financial institution could adversely affect the financial markets generally and us specifically

The commercial soundness of many financial institutions is closely interrelated as a result of credit, trading, clearing or other relationships among the institutions. As a result, concern about the credit standing of, or a default by, one institution could lead to significant liquidity problems or losses in, or defaults by, other institutions. This may adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges, with which we interact on a daily basis. Actual defaults, increases in perceived default risk and other similar events could arise in the future and could have an adverse effect on the financial markets and on us. Our finance operations may be damaged if major financial institutions, Japanese or otherwise, fail or experience severe liquidity or solvency problems.

There can be no assurance as to the accuracy of the information about, or the sufficiency of the collateral we use in managing, our credit risk

We regularly review our credit exposure to specific clients or counterparties and to specific countries and regions that we believe may present credit concerns. Default risk, however, may arise from events or circumstances that are difficult to detect, such as account-rigging and fraud. We may also fail to receive full information with respect to the risks of a counterparty. In addition, in cases where we have extended credit against collateral, we may fall into a deficiency in value in the collateral. For example, if sudden declines in market values reduce the value of our collateral, we may become undersecured.

Our clients and counterparties may be unable to perform their obligations to us as a result of political or economic conditions

Country, regional and political risks are components of credit risk, as well as market risk. Political or economic pressures in a country or region, including those arising from local market disruptions or currency crises, may adversely affect the ability of clients or counterparties located in that country or region to obtain credit or foreign exchange, and therefore to perform their obligations owed to us.

The financial services industry faces intense competition

Our businesses are intensely competitive, and expect to remain so. We compete on the basis of a number of factors, including transaction execution capability, our products and services, innovation, reputation and price. In recent years, we have experienced intense price competition, particularly in brokerage, investment banking and other businesses.

Competition with commercial banks, commercial bank-owned securities subsidiaries and non-Japanese firms in the Japanese market is increasing

Since the late 1990s, the financial services sector in Japan has been undergoing deregulation. In accordance with the amendments to the Securities and Exchange Law (which has been renamed as the Financial Instruments and Exchange Act (the “FIEA”) since September 30, 2007), effective from December 1, 2004, banks and certain other financial institutions became able to enter into the securities brokerage business. In addition, in accordance with the amendments to the FIEA effective from June 1, 2009, firewalls between commercial banks and securities firms were deregulated. Therefore, as our competitors will be able to cooperate more closely with their affiliated commercial banks, banks and other types of financial services firms can compete with us to a greater degree than they could before deregulation in the areas of financing and investment trusts. Among others, securities subsidiaries of commercial banks and non-Japanese firms have been affecting our market shares in the sales and trading, investment banking and retail businesses.

Increased domestic and global consolidation in the financial services industry means increased competition for us

In recent years, there has been substantial consolidation and convergence among companies in the financial services industry. In particular, a number of large commercial banks, insurance companies and other broad-based financial services firms have established or acquired broker-dealers or have consolidated with other financial institutions in Japan and overseas. Through such business alliances and consolidations, these other securities companies and commercial banks have the ability to offer a wide range of products, including loans, deposit-taking, insurance, brokerage, asset management and investment banking services within their group. This diversity of services offered may enhance their competitive position compared with us. They also have the ability to supplement their investment banking and brokerage businesses with commercial banking, insurance and other financial services revenues in an effort to gain market share. Our market shares may decrease if these large consolidated firms expand their businesses.

Our global business strategies may not result in the anticipated outcome due to competition with other financial services firms in international markets and the failure to realize the full benefit of management resource reallocation

We believe there are significant opportunities in the international markets, but there is also significant competition for such opportunities. In order to take advantage of these opportunities, we will have to compete successfully with financial services firms based in important non-Japanese markets, including the U.S., Europe and Asia. Some of these financial services firms are larger, better capitalized, and are able to secure talented human resources and have a stronger presence in these markets. As a means to bolster our international operations, we acquired certain Lehman operations in Europe, the Middle East and Asia in 2008 and we have invested significant management resources to rebuild and expand our operations in these regions and the U.S. However, due to the subsequent deterioration and destabilization of the global economy, the recent European sovereign debt crisis and regulatory/supervisory tightening around the world, many competitor firms in the financial services industry have undertaken cost reduction, asset disposals as well as withdrawal from certain businesses. In light of this challenging business environment, we endeavor to reallocate our management resources to optimize our global operations and thereby improve our profitability. These efforts are central to the successful execution of our global business strategy. Failure to realize the full benefits of such efforts may adversely affect our global businesses, financial condition and results of operations.

Our business is subject to substantial legal, regulatory and reputational risks

Substantial legal liability or a significant regulatory action against us could have a material financial effect on us or cause reputational harm to us, which in turn could seriously damage our business prospects and results of operations. Also, material changes in regulations applicable to us or to our market could adversely affect our business.

Our exposure to legal liability is significant

We face significant legal risks in our businesses. These risks include liability under securities or other laws in connection with securities underwriting and offering transactions, liability arising from the purchase or sale of any securities or other products, disputes over the terms and conditions of complex trading arrangements or the validity of contracts for our transactions and legal claims concerning our financial advisory and merchant banking businesses.

During a prolonged market downturn or upon the occurrence of an event that adversely affects the market, we would expect claims against us to increase. We may also face significant litigation. The cost of defending such litigation may be substantial and our involvement in litigation may damage our reputation. In addition, even legal transactions might be subject to adverse public reaction according to the particular details of such transactions. These risks may be difficult to assess or quantify and their existence and magnitude may remain unknown for substantial periods of time.

Extensive regulation of our businesses limits our activities and may subject us to significant penalties and losses

The financial services industry is subject to extensive regulation. We are subject to regulation by governmental and self-regulatory organizations in Japan and in virtually all other jurisdictions in which we operate, and such governmental and regulatory scrutiny may increase as our operations expand or as laws change. These regulations are broadly designed to ensure the stability of financial system and the integrity of the financial markets and financial institutions, and to protect clients and other third parties who deal with us, and often limit our activities, through net capital, client protection and market conduct requirements. Although we have policies in place to prevent violations of such laws and regulations, we may not always be able to prevent violations, and we could be fined, prohibited from engaging in some of our business activities, ordered to improve our internal governance procedures, or be subject to revocation of our license to conduct business. Our reputation could also suffer from the adverse publicity that any administrative or judicial sanction against us may create. As a result of any such sanction, we may lose business opportunities for a period of time, even after the sanction is lifted, if and to the extent that our clients, especially public institutions, decide not to engage us for their financial transactions.

Tightening of regulations applicable to the financial system and financial industry could adversely affect our business, financial condition and operating results

If regulations that apply to our businesses are introduced, modified or removed, we could be adversely affected directly or through resulting changes in market conditions. The impact of such developments could make it uneconomic for us to continue to conduct all or certain of our businesses, or could cause us to incur significant costs to adjust to such changes.

Particularly, in response to the financial markets crisis in the autumn of 2008, various reforms to the financial regulatory framework at a national level and by international agreements, such as the agreements reached at the Group of Twenty (“G-20”) Summit, are undergoing to restore financial stability and to enhance financial industry’s resilience against future crises. Such proposals for reform include the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) in the U.S. and various proposals to strengthen financial regulation in the European Union and the United Kingdom (“U.K.”). The exact details of the implementation of these proposals and its impact on us will depend on the final regulations as they become ultimately adopted by various governmental agencies and oversight boards. For more information about such regulations, see “Regulation” under Item 4.B. of this Annual Securities Report.

The changes in regulations on accounting standards, consolidated regulatory capital adequacy rules and liquidity ratio could also have a material adverse effect on our business, financial condition, and results of operations. For example, we currently calculate our consolidated regulatory capital adequacy ratio in accordance with the Financial Services Agency (the “FSA”)’s notice on Basel 2.5 based consolidated capital adequacy rules applicable to the Final Designated Parent Company. In March, 2012, the FSA has published an amendment to the notice on capital adequacy rules in order to respond to the Basel III measures announced by the Basel Committee on Banking Supervision (the “Basel Committee”), and the amended notice will come in force on March 31, 2013. The implementation of those new measures may cause our capital adequacy ratio to decrease or may require us to liquidate assets, raise additional capital or otherwise restrict our business activities in a manner that could adversely increase our funding costs or could otherwise adversely affect our operating or financing activities or the interests of our shareholders. Further, based on Basel III, the Financial Stability Board and the Basel Committee have announced they will annually update the list of global systemically important financial institutions (“G-SIFIs”) identified by financial regulators and additional regulatory capital requirements imposed on those G-SIFIs. The costs and impact on us as described above may further increase if we are identified as a G-SIFI in the future.

Deferred tax assets may be impacted due to a change in business condition or in laws and regulations, resulting in an adverse effect on our operating results and financial condition.

We recognize deferred tax assets on our consolidated balance sheets as a possible benefit of tax relief in the future. If we experience or foresee a deteriorating business condition, a tax reform (such as a reduction of corporate tax rate) or a change in accounting standards in the future, we may reduce the deferred tax assets then recognized in our consolidated balance sheets. As a result, it could adversely affect our operating results and financial condition.

Misconduct or fraud by an employee, director or officer, or any third party, could occur, and our reputation in the market and our relationships with clients could be harmed

We face the risk that misconduct by an employee, director or officer, or any third party, could occur which may adversely affect our business. Misconduct by an employee, director or officer can include, for example, entering into transactions in excess of authorized limits, acceptance of risks that exceed our limits, or concealment of unauthorized or unsuccessful activities. The misconduct could also involve, for example, the improper use or disclosure of our or our clients’ confidential information, such as insider trading, which could result in regulatory sanctions, legal liability and serious reputational or financial damage to us. Although we have precautions in place to detect and prevent any such misconduct, it may not be effective in all cases, and we may not always be able to detect or deter misconduct by an employee, director or officer. If any administrative or judicial sanction is issued against us as a result of such misconduct, we may lose business opportunities for a period of time, even after the sanction is lifted, if and to the extent that our clients, especially public institutions, decide not to engage us for their financial transactions.

Third parties may also engage in fraudulent activities, including devising a fraudulent scheme to induce our investment, loans, guarantee or any other form of financial commitment, both direct and indirect. Because of the broad range of businesses that we engage in and the large number of third parties with whom we deal in our day-to-day business operations, such fraud or any other misconduct may be difficult to prevent or detect.

We may not be able to recover the financial losses caused by such activities and our reputation may also be damaged by such activities.

A failure to identify and address conflicts of interest appropriately could adversely affect our businesses

We are a global financial services firm providing a wide range of products and services to a diverse group of clients, including individuals, corporations, financial institutions and governmental institutions. As such, we face potential conflicts of interest in the ordinary course of business. Potential conflicts can occur when our services to a particular client or our own interests conflict, or are perceived to conflict, with the interest of another client. Potential conflicts can also occur where non-public information is not appropriately restricted or shared within the firm. While we have extensive internal procedures and controls designed to identify and address conflicts of interest, a failure, or a perceived failure, to identify, disclose and address appropriately the conflicts could adversely affect our reputation and the willingness of current or potential clients to do business with us. In addition, potential conflicts could give rise to regulatory scrutiny, enforcement action or litigation.

Our business is subject to various operational risks

Types of operational risk we face include the following, each of which could result in financial losses, disruption in our business, litigation from third parties, regulatory/supervisory actions, restrictions or penalties, and/or damage to our reputation:

•	failure to execute, confirm or settle securities transactions,

•	failure by our officers or employees to perform proper administrative activities prescribed in our regular procedures, such as placing erroneous orders to securities exchanges,

•

the destruction of or damage to our facilities or systems, or other impairment of our ability to conduct business, arising from the impacts of disasters or acts of terrorism which are beyond our anticipation and the scope of our contingency plan

•	the disruption of our business due to pandemic diseases or illnesses, such as avian and swine flu or

•	suspension or malfunction of internal or third party systems, or unauthorized access, misuse, computer viruses and cyber-attacks affecting such systems.

Our businesses rely on the secure processing, storage, transmission and reception of confidential and proprietary information in our computer systems. Although we continue to monitor and update our security system, we recognize the increasing risk from the continuously evolving nature of cyber threats. As cyber security threats become more sophisticated, we may be required to expend significant additional resources to modify our systems, and if any of our protective measures are not adequate, it is possible that such attacks may lead to significant breaches in the future.

Unauthorized disclosure of personal information held by us may adversely affect our business

We keep and manage personal information obtained from clients in connection with our business. In recent years, there have been many reported cases of personal information and records in the possession of corporations and institutions being improperly accessed or disclosed.

Although we exercise care in protecting the confidentiality of personal information and take steps to safeguard such information in compliance with the Act on the Protection of Personal Information and rules, regulations and guidelines relating thereto, if any material unauthorized disclosure of personal information does occur, our business could be adversely affected in a number of ways. For example, we could be subject to complaints and lawsuits for damages from clients if they are adversely affected as a result of the release of their personal information. In addition, we could incur additional expenses associated with changing our security systems, either voluntarily or in response to administrative guidance or other regulatory initiatives, or in connection with public relations campaigns designed to prevent or mitigate damage to our corporate or brand image or reputation. Any damage to our reputation caused by such unauthorized disclosure could lead to a decline in new clients and/or a loss of existing clients, as well as to increased costs and expenses in dealing with any such problems.

We are a holding company and depend on payments from our subsidiaries

We depend on dividends, distributions and other payments from our subsidiaries to fund dividend payments and to fund all payments on our obligations, including debt obligations. Regulatory and other legal restrictions may limit our ability to transfer funds freely, either to or from our subsidiaries. In particular, many of our subsidiaries, including our broker-dealer subsidiaries, are subject to laws and regulations that authorize regulatory bodies to block or reduce the flow of funds to the parent holding company, or that prohibit such transfers altogether in certain circumstances. These laws and regulations may hinder our ability to access funds that we may need to make payments on our obligations.

We may not be able to realize gains we expect, and may even suffer losses, on our private equity investments

We engage in private equity businesses in and outside of Japan through certain entities which we consolidate under either a voting interest or variable interest model. A decline in the fair values of our investment positions, which could arise from deteriorating business performance of investee companies or any deterioration in the market conditions of these sectors, may cause material losses to us. Further, our inability to dispose of our private equity investments at the level and time we may wish could have a material impact on our operating results and financial condition.

We may not be able to realize gains we expect, and may even suffer losses, on our investments in equity securities and non-trading debt securities

We hold substantial investments in equity securities and non-trading debt securities. Under U.S. GAAP, depending on market conditions, we may record significant unrealized gains or losses on our investments in equity securities and debt securities, which would have a substantial impact on our consolidated statements of income. Depending on the conditions of the markets, we may not be able to dispose of these equity securities and debt securities when we would like to do so, as quickly as we may wish or at the desired values.

Equity investments in affiliates and other investees accounted for under the equity method in our consolidated financial statements may decline significantly over a period of time and result in us incurring an impairment loss

We have affiliates and investees, accounted for under the equity method in our consolidated financial statements, whose shares are publicly traded. Under U.S. GAAP, if there is a decline in the fair value, i.e., the market price, of the shares we hold in such affiliates over a period of time, and we determine that the decline is other-than-temporary, then we record an impairment loss for the applicable fiscal period.

We may face an outflow of clients’ assets due to losses of cash reserve funds or bonds we offered

We offer many types of products to meet various needs of our clients with different risk profiles. Cash reserve funds, such as money management funds and money reserve funds are categorized as low-risk products. Such cash reserve funds may fall below par value as a result of losses caused by the rise of interest rates or the withdrawals or defaults on bonds contained in the portfolio. In addition, bonds that we offer may default or experience delays in their obligation to pay interest and/or principal. Such losses in the products we offer may result in the loss of client confidence and lead to an outflow of client assets from our custody.

6. Operating, Financial and Cash Flow Analyses.

(1) Operating and financial analyses

Please refer to Item 2. Operating and Financial Review “1. Operating Results”. See also “2. Current Challenges” and “3. Risk Factors”.

(2) Critical accounting policies and estimates

Use of estimates—

In preparing the consolidated financial statements included within this Annual Securities Report, management makes estimates regarding certain financial instrument and investment valuations, the outcome of litigation and tax examinations, the recovery of the carrying value of goodwill, the allowance for doubtful accounts, the realization of deferred tax assets and other matters that affect the reported amounts of assets and liabilities as well as the disclosures in the consolidated financial statements. Estimates, by their nature, are based on judgment and available information. Therefore, actual results may differ from estimates, which could have a material impact on the consolidated financial statements, and it is possible that such adjustments could occur in the near term.

Fair value for financial instruments

A significant amount of our financial instruments are carried at fair value, with changes in fair value recognized through the consolidated statements of income or the consolidated statements of comprehensive income on a recurring basis. Use of fair value is either specifically required under U.S. GAAP or we make an election to use fair value for certain eligible items under the fair value option.

Other financial assets and financial liabilities are carried at fair value on a nonrecurring basis, where the primary measurement basis is not fair value. Fair value is only used in specific circumstances after initial recognition, such as to measure impairment.

In accordance with Accounting Standard Codification™ (“ASC”) 820 “Fair Value Measurements and Disclosures”, all financial instruments measured at fair value have been categorized into a three-level hierarchy based on the transparency of valuation inputs used to establish fair value.

Level 1:

Unadjusted quoted prices for identical financial instruments in active markets accessible by Nomura at the measurement date.

Level 2:

Quoted prices in inactive markets or prices containing other inputs which are observable, either directly or indirectly. Valuation techniques using observable inputs reflect assumptions used by market participants in pricing financial instruments and are based on data obtained from independent market sources at the measurement date.

Level 3:

Unobservable inputs that are significant to the fair value measurement of the financial instrument. Valuation techniques using unobservable inputs reflect management’s assumptions about the estimates used by other market participants in valuing similar financial instruments. These valuation techniques are developed based on the best available information at the measurement date.

The availability of inputs observable in the market varies by product and can be affected by a variety of factors. Significant factors include, but are not restricted to the prevalence of similar products in the market, especially for customized products, how established the product is in the market, for example, whether it is a new product or is relatively mature, and the reliability of information provided in the market which would depend, for example, on the frequency and volume of current data. A period of significant change in the market may reduce the availability of observable data. Under such circumstances, financial instruments may be reclassified into a lower level in the fair value hierarchy.

Significant judgments used in determining the classification of financial instruments include the nature of the market in which the product would be traded, the underlying risks, the type and liquidity of market data inputs and the nature of observed transactions for similar instruments.

Where valuation models include the use of parameters which are less observable or unobservable in the market, significant management judgment is used in establishing fair value. The valuations for Level 3 financial instruments, therefore, involve a greater degree of judgment than those valuations for Level 1 or Level 2 financial instruments.

Certain criteria management use to determine whether a market is active or inactive include the number of transactions, the frequency that pricing is updated by other market participants, the variability of price quotes among market participants, and the amount of publicly available information.

Level 3 financial assets excluding derivatives as a proportion of total financial assets excluding derivatives, carried at fair value on a recurring basis was 4% as of March 31, 2012 as listed below:

	Billions of yen
	March 31, 2012
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting	Total	The proportion of Level 3
Financial assets measured at fair value (Excluding derivative assets)	¥6,951	¥7,522	¥658	¥—	¥15,131	4%
Derivative assets	599	22,669	484	(22,392)	1,360
Derivative liabilities	630	22,752	502	(22,576)	1,308

Please refer to Item 5. Financial Information, 1. Consolidated Financial Statements and Other, (1). Consolidated Financial Statements, Notes to the Consolidated Financial Statements, Note 2 “Fair value of financial instruments”.

Private equity business

Please refer to Item 5. Financial Information, 1. Consolidated Financial Statements and Other, (1). Consolidated Financial Statements, Notes to the Consolidated Financial Statements, Note 1, “Summary of accounting policies: Private equity business” and Note 4, “Private equity business”.

Derivative contracts

We use a variety of derivative financial instruments including futures, forwards, swaps and options, for trading and non-trading purposes. All derivatives are carried at fair value, with changes in fair value recognized either through the consolidated statements of income or the consolidated statements of comprehensive income depending on the purpose for which the derivatives are used.

Fair value amounts recognized for derivative instruments entered into under a legally enforceable master netting agreement are offset in the consolidated balance sheets and fair value amounts recognized for the right to reclaim cash collateral (a receivable) and the obligation to return cash collateral (a payable) are also offset against net derivative liabilities and net derivative assets, respectively.

Derivative contracts consist of listed derivatives and OTC derivatives. The fair value of listed derivatives are generally determined from quoted market prices. OTC derivatives are valued using valuation models. Listed derivative and OTC derivative assets and liabilities are shown below:

	Billions of yen
	March 31, 2011
	Assets	Liabilities
Listed derivatives	¥224	¥334
OTC derivatives	1,267	1,322

	¥1,491	¥1,656

	Billions of yen
	March 31, 2012
	Assets	Liabilities
Listed derivatives	¥304	¥334
OTC derivatives	1,056	974

	¥1,360	¥1,308

The fair value of OTC derivative assets and liabilities as of March 31, 2011 and 2012 by remaining contractual maturity are shown below:

	Billions of yen
	March 31, 2011
	Years to Maturity
	Less than 1 year	1 to 3 years	3 to 5 years	5 to 7 years	More than 7 years	Cross-maturity netting(1)	Total fair value
OTC derivative assets	¥512	¥598	¥717	¥575	¥1,424	¥(2,559)	¥1,267
OTC derivative liabilities	713	768	612	681	1,369	(2,821)	1,322

	Billions of yen
	March 31, 2012
	Years to Maturity
	Less than 1 year	1 to 3 years	3 to 5 years	5 to 7 years	More than 7 years	Cross-maturity netting(1)	Total fair value
OTC derivative assets	¥633	¥747	¥736	¥728	¥2,024	¥(3,812)	¥1,056
OTC derivative liabilities	838	776	785	627	1,879	(3,931)	974

(1)	This column shows the impact of netting derivative assets with derivative liabilities for the same counterparty across maturity band categories. Derivative assets and derivative liabilities with the same counterparty in the same maturity category are netted within the maturity category. This column also includes cash collateral netting with the same counterparty.

The fair value of derivative contracts includes adjustments for credit risk, both with regards to counterparty credit risk on positions held and our own creditworthiness on positions issued. We realize gains or losses relating to changes in credit risk on our derivative contracts together with the movements of trading positions, which include derivatives, that are expected to mitigate the above mentioned impact of changes in credit risk.

Goodwill

Under U.S. GAAP, goodwill is allocated to reporting units and tested for impairment annually or more frequently in certain circumstances. The assumptions used in the valuations of the reporting units include estimates of future cash flows and the cost of equity used to discount those cash flows to a present value.

Goodwill impairment testing is performed at a level below the business segments. During the year ended March 31, 2012, Nomura performed the first step of impairment testing for the goodwill in accordance with U.S. GAAP, based on the reasonable management’s estimates of future cash flows. As a result of the testing, Nomura concluded that the fair value of each reporting unit including goodwill exceeded its carrying value, thus no reporting units were at immediate risk of an impairment loss.

However, in the global capital markets there exist various uncertainties due to, but not limited to, economic and market conditions. Deterioration in economic and market conditions may result in declines in future business performance. Such future declines in business performance or significant increases in the cost of equity may result in the estimated fair values of the reporting units and associated goodwill to decline, potentially resulting in the recognition of impairment losses through the consolidated statements of income in future periods.

Exposure to Certain Financial Instruments and Counterparties

Challenging market conditions continue to impact numerous products including securitization products and leveraged finance to which we have certain exposures. We also have exposures to Special Purpose Entities (“SPEs”) and others in the normal course of business.

Securitization Products

Our exposure to securitization products consists of commercial mortgage-backed securities (“CMBS”), residential mortgage-backed securities (“RMBS”), commercial real estate-backed securities and other securitization products. We hold these securitization products in connection with securitization, financing, trading and other activities. The following table provides a summary of our exposure to securitization products by geographic region of the underlying collateral as of March 31, 2012.

	Millions of yen
	March 31, 2012
	Japan	Asia and Oceania	Europe	Americas	Total(1)
CMBS(2)	¥1,963	¥—	¥9,845	¥50,143	¥61,951
RMBS(3)	45,684	3,123	33,647	238,596	321,050
Commercial real estate-backed securities	12,295	—	—	—	12,295
Other securitization products(4)	32,606	312	13,280	105,486	151,684

Total	¥92,548	¥3,435	¥56,772	¥394,225	¥546,980

(1)	The balances shown exclude those for which we transferred financial assets to securitization vehicles where such transfers were accounted for as secured financings rather than sales under ASC 860, “Transfers and Servicing” (“ASC 860”), and in which we have no continuing economic exposures.
(2)	We have ¥24,227 million exposure, as whole loans and commitments, to U.S. CMBS-related business as of March 31, 2012.
(3)	The RMBS balance for Americas excludes mortgage pass-through securities and U.S. government guaranteed collateralized mortgage obligations (“CMO”) because their credit risks are considered minimal.
(4)	Includes collateralized loan obligations (“CLO”), collateralized debt obligations (“CDO”) and asset-backed securities (“ABS”) such as those secured on credit card loans, auto loans, student loans and home equity loans.

The following table provides our exposure to CMBS by geographic region and the external credit ratings of the underlying collateral as of March 31, 2012. Ratings are based on the lowest ratings given by Standard & Poor’s, Moody’s Investors Service, Fitch Ratings Ltd., Japan Credit Rating Agency, Ltd. or Rating and Investment Information, Inc. as of March 31, 2012.

	Millions of yen
	March 31, 2012
	AAA	AA	A	BBB	BB	B	Not rated	GSE(1)	Total
Japan	¥591	¥—	¥901	¥126	¥—	¥—	¥345	¥—	¥1,963
Europe	505	270	2,566	2,168	1,664	1,343	1,329	—	9,845
Americas	14,956	1,906	13,717	9,014	5,955	1,641	2,954	—	50,143

Total	¥16,052	¥2,176	¥17,184	¥11,308	¥7,619	¥2,984	¥4,628	¥—	¥61,951

(1)	“GSE” refers to government sponsored enterprises.

Leveraged Finance

We provide loans to clients in connection with leveraged buy-outs and leveraged buy-ins. As this type of financing is usually initially provided through a commitment, we have both funded and unfunded exposures on these transactions. The following table sets forth our exposure to leveraged finance by geographic location of the target company as of March 31, 2012.

	Millions of yen
	March 31, 2012
	Funded	Unfunded	Total
Japan	¥2,682	¥—	¥2,682
Europe	51,995	31,890	83,885
Americas	5,095	14,366	19,461
Asia and Oceania	2,036	520	2,556

Total	¥61,808	¥46,776	¥108,584

Special Purpose Entities

Our involvement with these entities includes structuring, underwriting, as well as, subject to prevailing market conditions, distributing and selling debt instruments and beneficial interests issued by these entities. In the normal course of securitization and equity derivative activities business, we also act as a transferor of financial assets to, and underwriter, distributor and seller of repackaged financial instruments issued by these entities. We retain, purchase and sell variable interests in SPEs in connection with our market-making, investing and structuring activities. Our other types of involvement with SPEs include guarantee agreements and derivative contracts.

For further discussion on Nomura’s involvement with variable interest entities (“VIEs”), see Note 8 “Securitizations and Variable Interest Entities” to our consolidated financial statements.

Accounting Developments

See Note 1 “Summary of accounting policies: New accounting pronouncements adopted during the current year” to our consolidated financial statements.

(3) Deferred Tax Assets Information

Details of deferred tax assets and liabilities

Details of deferred tax assets and liabilities reported within Other assets—Other and Other liabilities respectively in the consolidated balance sheets as of March 31, 2012 are as follows:

Millions of yen
March 31, 2012
Deferred tax assets
Depreciation, amortization and valuation of fixed assets	¥70,406
Investments in subsidiaries and affiliates	177,522
Valuation of financial instruments	197,961
Accrued pension and severance costs	34,291
Other accrued expenses and provisions	84,628
Operating losses	313,245
Other	20,034

Gross deferred tax assets	898,087
Less—Valuation allowance	(490,986)

Total deferred tax assets	407,101

Deferred tax liabilities
Investments in subsidiaries and affiliates	78,262
Valuation of financial instruments	56,732
Undistributed earnings of foreign subsidiaries	3,167
Valuation of fixed assets	117,112
Other	14,077

Total deferred tax liabilities	269,350

Net deferred tax assets	¥137,751

Calculation method of deferred tax assets

In accordance with U.S. GAAP, we recognize deferred tax assets to the extent we believe that it is more likely than not that a benefit will be realized. A valuation allowance is provided for tax benefits available to us, which are not deemed more likely than not to be realized.

(4) Quantitative and Qualitative Disclosures about Market Risk

Risk Management

Business activities of Nomura Group are exposed to various risks such as market risk, credit risk, operational risk and other risks caused by external factors. Nomura Group has established a risk management framework to provide comprehensive controls, monitoring and reporting of these risks in order to maintain financial soundness and the Company’s corporate values.

Global Risk Management Structure

Governance

The Board of Directors has established the “Structure for Ensuring Appropriate Business of Nomura Holdings, Inc.” as the Company’s basic principle and set up the framework for the management of risk of loss based on this. In addition, they are continuously making efforts to improve, strengthen and build up our risk management capabilities under this framework. Besides this, the Group Integrated Risk Management Committee (the “GIRMC”), upon delegation of the EMB, has established the Integrated Risk Management Policy, describing the overall risk management framework including the fundamental principles concerning risk management and organization and this is under continuous improvement.

Basic Principles of Risk Management

Nomura Group defines risks as i.) potential erosion of the Nomura Group’s capital base due to unexpected losses from business operations, ii.) potential lack of access to funds due to deterioration of the Nomura Group’s creditworthiness or deterioration in market conditions, or iii.) potential failure of revenues to cover expenses due to deterioration of earnings environment or deterioration of efficiency or effectiveness of business operations.

It is a fundamental principle that all Directors, Executive Managing Directors, Senior Managing Directors, Corporate Auditors and employees of Nomura Group shall regard themselves as principals of risk management and appropriately manage risks arising in the course of day-to-day business operations. At the same time, Nomura Group practices prudent risk management at an individual entity level within the group and also identifies, evaluates and appropriately manages risks within each of the business departments, risk management departments and internal audit departments, respectively.

Fundamental Policy of Risk Management

Our fundamental policy concerning risk management is to control risks arising in the course of business operations to the confines of the Company’s risk appetite, which is clearly established based on risk tolerance in line with group-wide business strategy, business targets, management strength and financial base. We endeavor to embed this appetite into actual business operations.

Our risk appetite consists of quantitative and qualitative factors. Targets are set for such quantitative factors as capital adequacy, liquidity and profitability. Targets also set for such qualitative factors as Zero Tolerance Risk, which are risk that Nomura shall tolerate to no extent whatsoever, and for Minimum Tolerance Risk, which are risk that we may tolerate to a limited extent in consideration of profit potential, risk mitigation methods, monitoring capability and other factors, respectively.

We endeavor to measure risks using quantitative methods to the greatest extent possible and to continually improve its risk measurement methods. We use economic capital, for the risks measured by quantitative methods collectively and use this as the principal reference for assessment of capital adequacy, capital allocation and risk management. When evaluating risks by quantitative methods, we conduct stress testing as a complementary measure to analyze and evaluate the potential impact of each type of risk on our capital base.

Risk Management Organizations

The organizational structure and core bodies tasked with risk management in the Nomura Group are shown in the following chart.

Executive Management Board

The EMB deliberates on and determines management strategy, allocation of management resources and important management matters of Nomura Group by promoting the effective use of management resources and execution of business with the unified intent of contributing to the increase of shareholder value.

Group Integrated Risk Management Committee

The GIRMC deliberates on and determines important matters concerning integrated risk management of the Nomura Group upon delegation by the EMB for contributing to the sound and effective management of the business. The GIRMC is a core organization for group-wide risk management and establishes the risk appetite for the Nomura Group and the framework of integrated risk management in accordance with the risk appetite.

Chief Risk Officer

The Chief Risk Officer (the “CRO”) is responsible for supervising the Risk Management Department and maintaining the effectiveness of the risk management framework independently from the business units within the Nomura Group. The CRO not only regularly reports on the status of the Nomura Group’s risk management to the GIRMC, but also reports to and seeks the approval of the GIRMC on measures required for risk management.

Chief Financial Officer

The Chief Financial Officer has the operational authority and responsibility over our liquidity management. Liquidity risk management policy is based on risk appetite which the GIRMC formulates. Our primary objective for liquidity risk management is to ensure continuous liquidity across market cycles and periods of stress, and to ensure that all funding requirements and unsecured debt obligations that fall due within one year can be met without additional unsecured funding or forced liquidation of trading assets.

Risk Management Departments

The Risk Management Departments is defined as collectively the Group Risk Management Department and departments or units in charge of risk management established independently from the business units of Nomura entities. The Risk Management Departments is responsible for establishing and operating of risk management processes, establishing and enforcing risk management policies and regulations, verifying the effectiveness of risk management methods, gathering reports from Nomura Group entities, reporting to Executive/Senior Managing Directors and the GIRMC and others and also reporting to regulatory bodies and handling of regulatory applications concerning risk management methods and other items.

Classification and Definition of Risk

The Nomura Group classifies and defines risks as follows and has established departments or units to manage each risk type.

Risk Category	Summary Description
Market Risk	Risk of losses arising from fluctuations in values of financial assets and debts (including off-balance sheet items) due to fluctuations in market risk factors (interest rates, foreign exchange rates, prices of securities and others).

Credit Risk	Risk of losses arising from decrease or disappearance of asset values (including off-balance sheet items) due to deterioration in creditworthiness or default of an obligor or counterparty.

Country Risk	Risk brought about by a country’s political, economic, legal, conventional, religious or other characteristics inherent to the country or risk of losses arising from changes in a country’s situation due to a change of regime, fall in predictability of governmental measures, economic downturn or social turmoil.

Operational Risk	Risk of losses arising from inadequate or failed internal processes, people and systems or external events.

System Risk	Within Operational Risk, risk of losses due to system defects including, without limitation, computer crash or malfunction, or risk of losses due to unauthorized use of computers.

Liquidity Risk	Risk of losses arising from difficulty in securing the necessary funding or from a significantly higher cost of funding than normal levels due to deterioration of the Nomura Group’s creditworthiness or deterioration in market conditions.

Business Risk	Risk of failure of revenues to cover costs due to deterioration of the earnings environment or deterioration of the efficiency or effectiveness of business operations.

Market Risk

Market risk refers to the potential loss in the value of an asset resulting from changes in market prices, rates, indices, volatilities, correlations or other market factors. This type of risk primarily impacts our trading activities. Effective management of this risk requires the ability to analyze a complex and constantly changing global market environment, identify problematic trends and ensure that appropriate action is taken in a timely manner.

Nomura uses a variety of complementary tools to measure, model and aggregate market risk. Our principle statistical measurement tool to assess and limit market risk on an ongoing basis is Value at Risk or VaR. Limits on VaR are set in line with the firm’s risk appetite as expressed through economic capital. In addition to VaR, we use stress testing and sensitivity analysis to measure and analyze our market risk. Sensitivities are measures used to show the potential changes to a portfolio due to standard moves in market risk factors. They are specific to each asset class and cannot usually be aggregated across risk factors. Market risk is monitored against a set of approved limits, with daily reports and other management information provided to the business units and senior management.

Value at Risk

VaR is a measure of the potential loss in the value of our trading positions due to adverse movements in markets over a defined time horizon with a specified confidence level. Market risks that are incorporated in the VaR model include equity prices, interest rates, credit, foreign exchange rates, and commodities with associated volatilities and correlations.

As part of our continuous investment to improve risk modelling and remain in line with industry good practise, Nomura enhanced the official VaR model from a ‘variance-covariance’ type model to a ‘historical simulation’ model in October 2011. This methodology change improved the capture of non-linear risks and led to an increased number of time series used in the VaR calculation to capture various basis risks. The two VaR models were run in parallel on the global portfolio from early 2011 until the switch-over in October 2011 to ensure that the model change implications and impacts were well understood. On average, from January to September 2011, a 27% VaR increase was observed from the old to the new VaR model, mainly as a result of better risk capture (e.g. basis risk) and more realistic modelling of tail events. As a result of this model enhancement, Nomura was well prepared for the change in Basel standards that took effect at the end of December 2011.

VaR Methodology Assumptions

Nomura’s VaR methodology now uses historical simulation to estimate potential profit or loss. Historical market moves are repeatedly applied to the Firm’s current exposure, forming a distribution of simulated portfolio returns. From this distribution the required potential losses can be estimated at required confidence levels (probabilities).

VaR is calculated across the Firm at a 99% confidence level. 1-day VaR is used for internal risk management and limits, and 10-day VaR is used for regulatory capital. The 10-day VaR is calculated using actual 10-day historical market moves. For internal information purposes, Nomura also calculates the ‘1% VaR’ which represents the potential profits from the same distribution. Differences between 99% and 1% measures can be used to demonstrate that markets do not always follow a simple statistical probability model. Additionally, Nomura calculates other measures used to complement VaR under recent regulation known as ‘Basel 2.5’. One of these, Stressed-VaR (SVaR) is calibrated on a one-year window from a period of financial stress. All VaR and SVaR numbers are calculated within the same system using equivalent assumptions.

The VaR model uses a default historical time window of two years (520 business days). For risk management and backtesting (see below), Nomura uses a weighted VaR. For the calculation of VaR, the probability weight assigned to each P&L in the historical simulation scenarios depends on when it occurred. The older the observation, the lower the weight. An exponential weighting scheme is used with the exponential weights set to 0.995. This choice of parameter implies a weighted average of the data set of 159 business days (just over 7 months).

The SVaR calculation uses one year of market data from ‘a period of financial stress.’ The one-year window is calibrated to be the one with the largest SVaR, given the Firm’s current portfolio. The historical data used for SVaR is not exponentially weighted.

Given a set of historical market moves, Nomura’s VaR model calculates revenues impacts for current portfolio using sensitivities (“greeks”). Using second order sensitivities (“gamma”) for equity, rates, and foreign exchange, the VaR model is able to account for the non-linear pay-off of options. Material basis risks are captured either by using different time series (e.g. stock vs. ADR) or by using sensitivities and basis time series (e.g. Bond / Credit Default Swap (CDS) credit spread basis).

Nomura’s VaR model uses time series for each individual underlying, whenever available. Approximately 25,000 time series are currently maintained in the Firm’s market database. Time series are generally available for all assets but where a complete time series (i.e. 520 business days) cannot be found for a specific underlying, the VaR model will follow a ‘proxy logic’ to map the exposure to an appropriate time series (for example, this would be the case for an option on a recently issued stock). The level of proxying taking place in the VaR model is carefully monitored through internal risk management processes and there is a continual effort to source new time series to use in the VaR calculation.

VaR Backtesting

The performance of the Firm’s VaR model is constantly monitored to ensure that it remains fit for purpose. The main approach for validating VaR is to compare 1-day P&L with the corresponding VaR estimate. With a 99% VaR measure, one expects 2-3 exceptions (i.e. loss is larger than VaR) a year. We backtest the VaR model at Firm level as well as at a number of lower levels, and the backtesting results are reviewed on a monthly basis by the Firm’s risk management function.

Limitations and Advantages of VaR

The main advantage of VaR as a risk measure is that it is able to aggregate risk from different asset classes (in contrast with other risk measures sensitivities that cannot be easily aggregated directly). The risk from different divisions of the Firm can therefore easily be compared and aggregated using VaR.

As a risk measure, however, VaR has well documented limitations. One of the main disadvantages with VaR is that it is a backward looking risk measure. Using historical market moves to infer future P&L for a firm, means that we assume that only events that have actually happened are relevant to analyse the risk of a portfolio.

Moreover, VaR only gives an estimate of the loss at a stated (99th) percentile (i.e. in one out of 100 days the loss will be greater than 1d VaR), but not what magnitude of loss that can take place whenever the loss does exceed VaR.

VaR as a risk measure is most appropriate for liquid markets and may understate the financial impact of severe events for which there is no historical precedent on where market liquidity may not be reliable. In particular, historical correlations can break down in extreme markets leading to unexpected relative market moves. This may make positions that off-set each other in VaR modeling move in the same direction thus increase losses.

Nomura is aware of the limitations of the Firm’s VaR model and uses VaR only as one component of a diverse risk management process. Other metrics to supplement VaR include stress testing and sensitivity analysis.

No backing exceptions were experienced at Group level.

Other Controls

In some business lines or portfolios we use additional controls to control or limit risk taking activity. This may include the requirement for business units to fulfil additional conditions and/or seek additional approvals from senior management committees before the execution of certain types of transactions.

Stress Testing

Nomura Group conducts market risk stress testing since VaR and sensitivity analysis have limited ability to capture all portfolio risks or tail risks, including non-linear behaviors. Stress testing for market risk is conducted daily and weekly, scenarios are designed flexibly based upon the features of trading strategies. We conduct stress testing not only at each desk level, but also at the Nomura Group level with a set of common global scenarios in order to capture the impact on the whole company of market fluctuations.

Model Reviews

Models are used within the Firm for valuation and risk management of trading positions, financial reporting, and regulatory and internal capital calculations. The Global Model Validation Group validates the appropriateness and consistency of these models, functioning independently to those who design and build models. As part of this process, the Global Model Validation Group analyzes a number of factors to assess the model’s suitability and to quantify model risk through model reserves and capital adjustments.

Non-Trading Risk

A major market risk in our non-trading portfolio relates to equity investments held for operating purposes which we hold on a long-term basis. Our non-trading portfolio is exposed mainly to volatility in the Japanese stock market. One method that can estimate the market risk in the portfolio is to analyze market sensitivity based on changes in the TOPIX, which is a leading index of prices of stocks on the First Section of the Tokyo Stock Exchange.

We use regression analysis covering the previous 90 days which tracks and compares fluctuations in the TOPIX and the market value of our equity investments held for operating purposes. Our simulation indicates that, for each 10% change in the TOPIX, the market value of our operating equity investments held for operating purposes can be expected to change by ¥14,051 million at the end of March 2011 and ¥11,951 million at the end of March 2012. The TOPIX closed at 869.38 points at the end of March 2011 and at 854.35 points at the end of March 2012. This simulation analyzes data for our entire portfolio of equity investments held for operating purposes. Therefore, it is very important to note that the actual results differ from our expectations because of price fluctuations of individual equities.

Credit Risk

The Nomura Group defines credit risk as risk of losses arising from decrease or disappearance of asset values (including off-balance sheet items) due to deterioration in creditworthiness or default of an obligor.

For controlling credit risk appropriately, the Nomura Group has set out the basic principles in its Credit Risk Management Policy, a basic policy concerning credit risk management, which are important to meet the various needs of our clients whilst taking appropriate risks and ensuring sufficient returns to improve our corporate values. Under these basic principles, we have established a robust and comprehensive credit risk management framework.

The Nomura Group has been applying the Foundation Internal Rating Based Approach in calculating Credit Risk Weighted Asset for regulatory capital calculation since the end of March 2011. However, the Standardized Approach is applied to certain business units or asset types, which are considered immaterial to the calculation of credit risk weighted assets.

Credit Risk Management Framework

Under the credit risk management framework, the GIRMC, upon delegation by the EMB, deliberates on and determines important matters concerning integrated risk management of the Nomura Group and accordingly has established important principles concerning credit risk management as described in the Credit Risk Management Policy and other documents. Also, the Global Risk Management Committee, upon delegation by the GIRMC, deliberates on and determines important matters concerning credit risk management of the Nomura Group based on strategic risk allocation and risk appetite of Nomura Group as determined by the GIRMC.

The Nomura Group has established an organizational structure with an appropriate system of check-and-balances under the CRO. The Credit Planning Unit is responsible for planning or implementation of amending, revising or abolishing Internal Rating Systems, including development, oversight and continuous revising of the Internal Rating Model.

The Credit Department, which is independent from the business units, conducts credit analysis, internal rating assignment, monitoring of credit risk profiles including credit concentration risk and others. Also, the Credit Risk Control Unit (the “CRCU”), also independent from the business units and Credit Department, is responsible for monitoring operations, validation and others items for the Internal Rating System. Additionally, the Internal Audit Department, independently from these departments, audits the adequacy of credit risk management.

Method of Credit Risk Management

Internal Rating System

The Nomura Group has established an Internal Rating System to be a unified, exhaustive and objective framework to evaluate credit risk with reasonable manner. Internal Ratings consist of Obligor Ratings, which represent assessment of an Obligor’s creditworthiness, Facility Ratings, which represent assessment of potential unrecoverable loss for a facility in default and SL Rating, which represents the assessment of probability of default of a given Specialised Lending (SL) Transactions. Internal Ratings are classified into 20 grades, which consist of 17 non-default grades and 3 default grades based on creditworthiness. SL is defined in the Capital Adequacy Notice on Final Designated Parent Company as corporate exposure like project finance and object finance.

Obligor Ratings are assigned in principle to obligors which fall into the scope of the credit risk-weighted assets calculation. In order to appropriately reflect the creditworthiness of obligors, Obligor Ratings are not only reviewed periodically at least once a year, but also are reviewed as soon as significant change in the creditworthiness of the Obligor is identified. The Credit Department, functionally independent from the business units, is responsible for assigning Internal Ratings in order to ensure the sound process of rating assignment.

Each SL exposure is assigned SL Ratings which are then mapped to one of five slots of Strong, Good, Satisfactory, Weak and Default for credit risk weighted asset calculation. Frequency and process of SL Ratings reviews are conducted with almost same manner with that of Obligor Rating.

The CRCU, functionally independent from business units and the Credit Department, is responsible for validating the appropriateness of Internal Rating System at least once a year. In addition, the Internal Audit Unit, independent from all the divisions and units mentioned above, is responsible for auditing the appropriateness of the overall Internal Rating System, as part of Internal Audit’s review of credit risk management.

Management of individual credit exposures

The Nomura Group’s main type of credit risk assets are counterparties faced through derivatives transactions or securities financing transactions (“derivatives” in this section).

Credit exposures against counterparties are managed by means of setting Credit Limits based upon credit analysis of individual obligors. For ongoing risk monitoring, Credit Limits are managed through the daily calculation of potential credit exposures up to maturity, as well as monitoring the actual creditworthiness of obligors with adequate frequency, based upon which Obligor Ratings and Credit Limits are updated.

Credit Risk Mitigation Techniques

Nomura enters into International Swap and Derivatives Association, Inc. (“ISDA”) master agreements or equivalent agreements (called “Master Netting Agreements”) with many of its derivatives counterparties. Master Netting Agreements provide protection to reduce losses potentially incurred by a counterparty default.

In addition, to reduce losses potentially incurred by a counterparty default, Nomura requires collateral to mitigate exposure, principally cash or highly liquid bonds, including U.S. and Japanese government securities, when necessary.

Scope of Credit Risk Management

The scope of credit risk management includes counterparty trading and various debt or equity instruments including loans, private equity investments, fund investments, investment securities and any other as deemed necessary from a credit risk management perspective.

Integrated Management

We evaluate credit risk not only by obligor, but also by obligor group where it is appropriate that their credit risk should be evaluated collectively.

Credit Risk Reporting

The global risk management unit is responsible for monitoring, evaluating and analyzing credit risk and for reporting the status of credit risk to the CRO, Senior Managing Director(s) in charge of risk management and the GIRMC with appropriate frequency.

Credit Risk Measurement

Credit risk is quantitatively-measured by a globally unified methodology. Credit risk is properly measured to reflect the effect of collateral or a guarantee.

Credit Risk to counterparties to derivatives transaction

We measure our credit risk to counterparties of derivatives transactions as the sum of actual current exposure evaluated daily at its fair value, plus potential exposure until maturity of such transactions. All derivative credit lines are controlled through the risk management departments.

As we mentioned previously, we enter into Master Netting Agreements with many of our derivative counterparties. Master Netting Agreements provide protection to reduce our risks of counterparty default and, in some cases, offset our consolidated balance sheet exposure with the same counterparty and provide a more meaningful presentation of our balance sheet credit exposure. In addition, to reduce default risk, we require collateral, principally cash or highly liquid bonds, including U.S. and Japanese government securities when necessary.

The credit exposures in our trading-related derivatives at the end of March 2012 are summarized in the table below, showing as the fair value by counterparty credit rating and by tenor. The credit ratings are internally determined by our credit unit.

	Billions of yen
	Years to Maturity
Credit Rating	Less than 1 Year	1 to 3 Years	3 to 5 Years	5 to 7 Years	More than 7 Years	Cross-Maturity Netting(1)	Total Fair Value	Collateral Obtained	Replacement Cost
							(a)	(b)	(a)-(b)
AAA	¥10	¥26	¥24	¥21	¥81	¥(82)	¥80	¥6	¥74
AA	123	164	215	179	307	(772)	216	24	192
A	288	327	354	331	1,031	(1,901)	430	117	313
BBB	75	99	73	81	412	(495)	245	155	90
BB	22	33	28	18	71	(145)	27	47	(20)
Other(2)	115	98	42	98	122	(417)	58	65	(7)

Sub-total	633	747	736	728	2,024	(3,812)	1,056	414	642
Listed	323	180	31	6	0	(236)	304	0	304

Total	¥956	¥927	¥767	¥734	¥2,024	¥(4,048)	¥1,360	¥414	¥946

(1)	This item represents netting of payable balances with receivable balances for the same counterparty across maturity band categories. Receivable and payable balances with the same counterparty in the same maturity category, however, are net within the maturity category. Cash collateral netting against net derivatives in accordance with ASC 210-20 “Balance Sheet—Offsetting” are included.
(2)	“Other” does not necessarily indicate that the counterparties’ credit rating is below investment grade.

Exposure to certain European peripheral countries

During 2011 and continuing into 2012, the creditworthiness of several peripheral countries within the Eurozone such as Greece, Italy, Ireland, Portugal and Spain (the “GIIPS” countries) has declined due to economic and fiscal weaknesses. The worsening of financial, economic and structural issues in the GIIPS countries have adversely influenced major global financial markets. A sustained market/economic downturn can adversely affect our business and can result in substantial losses.

The table below presents information regarding this exposure as at March 31, 2012 as measured in accordance with our internal risk management policies. Country risk exposure under these policies is reported based on the location of the counterparty, issuer or underlier’s assets.

	Millions of yen
	March 31, 2012
	By type of financial instrument
	Inventory positions(1)	Derivative contracts(2), Securities, financing transactions and others(3)	Total gross funded exposure	Less: Hedges(4)	Total net funded exposure
Greece	¥3,148	¥8,690	¥11,838	¥(4,042)	¥7,796
Sovereign	2,616	6,193	8,809	(3,782)	5,027
Non Sovereign(5)	532	2,497	3,029	(260)	2,769

Ireland	33,574	1,174	34,748	(251)	34,497
Sovereign	(7,028)	846	(6,182)	(246)	(6,428)
Non Sovereign(5)	40,602	328	40,930	(5)	40,925

Italy	80,756	39,487	120,243	(39,258)	80,985
Sovereign	86,152	22,605	108,757	(36,650)	72,107
Non Sovereign(5)	(5,396)	16,882	11,486	(2,608)	8,878

Portugal	(15,210)	13,326	(1,884)	(14,701)	(16,585)
Sovereign	(15,065)	0	(15,065)	(9,728)	(24,793)
Non Sovereign(5)	(145)	13,326	13,181	(4,973)	8,208

Spain	6,921	27,449	34,370	(11,539)	22,831
Sovereign	(10,459)	5,050	(5,409)	(5,225)	(10,634)
Non Sovereign(5)	17,380	22,399	39,779	(6,314)	33,465

Total	¥109,189	¥90,126	¥199,315	¥(69,791)	¥129,524
Sovereign	56,216	34,694	90,910	(55,631)	35,279
Non Sovereign(5)	52,973	55,432	108,405	(14,160)	94,245

(1)	Inventory positions consist of long and short-term debt and equity securities, loans, equity derivatives and credit derivatives, all of which are generally carried at fair value on a recurring basis in our consolidated balance sheets. Credit derivatives include single name CDS which reference GIIPS names. The gross notional value of single name CDS contracts where we have purchased and sold protection is ¥3,600 billion and ¥3,603 billion, respectively. The gross estimated fair value of these contract where we have purchased and sold protection is ¥413 billion and ¥403 billion, respectively. These notional and fair value amounts are not representative of Nomura’s overall exposure as they exclude the impact of master netting agreements and collateralization arrangements in place with the counterparties to these transactions. See Note 3 “Derivative instruments and hedging activities” in our consolidated financial statements included within this Annual Securities Report for more information around the nature of Nomura’s credit derivative activities. Inventory positions also include GIIPS collateral with a fair value of ¥9,452 million used in open repo-to-maturity transactions.
(2)	Derivatives are shown net by counterparty after deduction of collateral received.
(3)	Securities financing transactions consist of repurchase agreements and securities borrowing and lending transactions are generally carried at amortized cost and are shown net by counterparty and after deduction of collateral amounts received.
(4)	Hedges consist primarily of CDS contracts.
(5)	Non-sovereign counterparties are primarily financial institutions located in these countries.

In addition to the above, Nomura has outstanding unfunded loan commitments with a notional value of ¥6,364 million located in these countries.

Operational Risk Management

Overview of Operational Risk Management

The Nomura Group defines operational risk as “the risk of loss resulting from inadequate or failed internal processes, people, and systems or from external events”. This is an industry standard definition based on the Basel Committee on Banking Supervision definition of operational risk.

Nomura’s GIRMC has approved the Nomura Global Operational Risk Management Policy, which defines the fundamental policy and framework for operational risk management across the Nomura Group in order to meet business and regulatory needs. This Policy is supported by further Minimum Standards and Procedures to clearly set out a consistent framework for the management of operational risk.

Operational Risk Principles

The Nomura Group adopts the industry standard “Three Lines of Defence” for the management of operational risk, comprising the following elements:

1)	1st Line of Defence: The business which owns and manages its risks

2)	2nd Line of Defence: The Operational Risk Management (“ORM”) function, which defines and co-ordinates the operational risk strategy and framework

3)	3rd Line of Defence: Internal and External Audit, who provide independent assurance

The Governing body: The GIRMC, with delegated authority from the Board of Directors, which provides formal oversight.

This ensures appropriate oversight and independent review and challenge of operational risk management throughout the Company.

Operational Risk Management Framework

We have established an operational risk management framework comprising certain key products, services and processes. This framework is shown below:

Infrastructure of the framework

•	Policy framework: Sets minimum standards for operational risk and details how to monitor adherence to these standards

•	Training and awareness: Action taken by ORM to improve business understanding of ORM

Products and Services

•	Scenario analysis: Process to identify high impact, low probability ‘tail events’

•	Event reporting: Process to obtain information on and learn from actual events impacting on the Company and relevant external events

•	Key Risk Indicators (“KRI”): Metrics which allow monitoring of certain key operational risks

•	Risk and Control Self Assessment (“RCSA”): Risk and Control Self Assessment process to identify key risks, controls and action plans

Outputs

•	Analysis and reporting: Key aspect of ORM role to analyze and report on ORM information and work with business to develop actions

•	Operational risk capital calculation: Calculate operational risk capital under Basel II provisions and allocate to the business to improve the efficiency on profit vs risks

Operational Risk Classification

The Nomura Group uses the standard Basel II event type as operational risk classifications (namely, Internal Fraud, External Fraud, Employee Practices and Workplace Safety, Clients, Products & Business Practices, Damage to Physical Assets, Business Disruption and System Failures and Execution, Delivery & Process Management).

Basel II regulatory capital calculation for operational risk

The Nomura Group uses The Standardized Approach (“TSA”) for calculating regulatory capital for operational risk. This involves using a 3 year average of gross income, allocated to business lines and multiplied by a fixed percentage determined by the FSA, to establish the amount of required OR capital.

The Nomura Group uses consolidated net revenue as gross income, however as for a part of the consolidated subsidiaries, gross operating profit is used as gross income. Gross income allocation is performed by mapping the net revenue of each given segment from management accounting data to each business line in accordance with the categories:

Business Line	Description	Beta Factor
Retail Banking	Retail deposit and loan-related services	12%
Commercial Banking	Deposit and loan-related services except for Retail Banking business	15%
Payment and Settlement	Payment and settlement services for clients’ transactions	18%
Retail Brokerage	Securities-related services mainly for individuals	12%
Trading and Sales	Market-related business	18%
Corporate Finance	M&A, underwriting, secondary and private offerings, and other funding services for clients	18%
Agency Services	Agency services for clients such as custody	15%
Asset Management	Fund management services for clients	12%

Calculation Process of Basel II regulatory capital calculation for operational risk

•

The Nomura Group then calculates capital for every business line by multiplying respectively allocated annual gross income by the corresponding factors set out above. Any unallocable gross income is multiplied by a fixed percentage of 18%.

•

The total Operational Risk capital is calculated as the three-year average of the simple summation of the amounts across each of the business lines and unallocable value in each year. However, where the aggregated amount within a given year is negative, then the input to the numerator for that year shall be zero.

•

In any given year, negative numbers in any business line shall offset positive numbers in other business lines. However, negative numbers in unallocable value shall not offset positive numbers in other business lines and shall be treated as zero.

•	Operational risk capital is calculated twice a year; reference dates for the calculation are the end of March and the end of September.

(5) Liquidity and Capital Resources

Funding and Liquidity Management

Overview

We define liquidity risk as the potential inability to meet financial obligations as they become due. This risk could arise from an inability to access the secured or unsecured debt markets, a deterioration in our credit ratings, a failure to manage unplanned changes in funding requirements, a failure to liquidate assets quickly and with minimal loss in value, or changes in regulatory capital restrictions which may prevent the free flow of funds between different group entities. Liquidity risk could be due both to Nomura-specific and market-wide events. Liquidity risk management policy is based on liquidity risk appetite which the Group Integrated Risk Management Committee formulates upon delegation by the Executive Management Board (“EMB”). Our primary objective for liquidity risk management is to ensure continuous liquidity across market cycles and periods of market stress, and to ensure that all funding requirements and unsecured debt obligations that fall due within one year can be met without additional unsecured funding or forced liquidation of assets.

We have in place a number of Liquidity Risk Management frameworks that enable us to achieve our primary liquidity objective. These frameworks include (1) Centralized Control of Residual Cash; (2) Appropriate Funding and Diversification of Funding Sources and Maturities Commensurate with the Composition of Assets; (3) Management of Credit Lines to Nomura Group Entities; (4) Implementation of Liquidity Stress Tests; and (5) Contingency Funding Plan.

Our EMB has the authority to make decisions concerning the group liquidity management. The Chief Financial Officer (“CFO”) has the operational authority and responsibility over our liquidity management based on decisions made by the EMB.

1. Centralized Control of Residual Cash.

We control centrally residual cash held at Nomura Group entities for effective utilization purposes. As for the usage of funds, we manage the overall level of unsecured funding and set internal limits on the additional amount of unsecured funding available across Nomura Group. The limit for unsecured funding is set by the EMB and monitored closely by Global Treasury.

In order to enable us to transfer funds smoothly among the group entities, we limit issuance of securities by regulated broker-dealers or banking entities. We actively seek to concentrate issuance of all long-term unsecured, non-deposit funding instruments at either Nomura or unregulated issuing entities. The primary benefits of this strategy include cost minimization, wider investor name recognition and greater flexibility in providing funding to various subsidiaries across Nomura Group.

2. Appropriate Funding and Diversification of Funding Sources and Maturities Commensurate with the Composition of Assets.

We seek to maintain a surplus of long-term debt and equity above the cash capital requirements of our assets. This enables us to fund our operations for at least one year in a stress event, without needing to raise additional unsecured funding or forcing the liquidation of assets. The amount of liquidity required is based on an internal model which incorporates the following requirements:

(i)	Our ability to finance assets using secured funding, including repurchase agreements and securities lending transactions. The cash capital requirements are calculated using conservative estimates of the assets secured borrowing power in stressed scenarios.

(ii)	Goodwill and identifiable intangible assets, property, equipment and other illiquid assets.

(iii)	Collateral requirements on derivative contracts arising as a result of a two-notch downgrade in our credit rating.

Collateral requirements to support potential increased intraday collateral requirements from our clearers and settlement agents arising as a result of a two-notch downgrade in our credit rating.

In addition, other unencumbered assets held at exchanges for chaining requirements are also funded with long-term liquidity.

(iv)	Commitments to lend to external counterparties based on the probability of drawdown.

(v)	Capital or other forms of financing in our regulated subsidiaries that is in excess of their long-term cash capital requirements.

Our internal model takes into account legal, regulatory and tax restrictions that may impact the ability to freely transfer of liquidity across the entities within the group.

We seek to achieve diversification of our funding sources by market, instrument type, investors and currency in order to reduce our reliance on any one funding source and reduce refinancing risk. We benefit by distributing a significant portion of our debt through our retail and institutional sales force to a diversified global investor base.

We diversify funding by issuing various types of debt instruments—these include both structured loans and notes. Structured notes are debt obligations with returns linked to other debt or equity securities, indices, currencies or commodities. We issue structured notes in order to increase the diversity of our debt instruments. We typically hedge the returns we are obliged to pay with derivative positions and/or the underlying assets to maintain funding consistency with our unsecured long term debt. The proportion of our non-yen denominated long-term debt slightly decreased to 28.0% of total term debt outstanding as of March 31, 2012 from 28.5% as of March 31, 2011.

2.1 Short-Term Unsecured Debt

Our short-term unsecured debt consists primarily of short-term bank borrowings (including long-term bank borrowings maturing within one year), commercial paper, deposits at banking entities, certificates of deposit and bonds and notes maturing within one year. Deposits at banking entities and certificates of deposit represent customer deposits and certificates of deposit held by our banking subsidiaries.

Our short-term unsecured debt total increased ¥374.8 billion to ¥3,009.1 billion as of March 31, 2012 from ¥2,634.3 billion as of March 31, 2011 mainly due to a ¥366.4 billion increase in short-term bank borrowings to ¥1,250.7 billion as of March 31, 2012 from ¥884.3 billion as of March 31, 2011. The average outstanding balance of commercial paper was ¥338.0 billion for the period ended in March 31, 2012.

The table below summarizes our Short-Term Unsecured Debt:

	Billions of yen
	March 31
	2011	2012
Short-Term Unsecured Debt Total(1)	¥2,634.3	¥3,009.1
Short-Term Bank Borrowings	884.3	1,250.7
Other Loans	84.8	99.0
Commercial Paper	379.5	315.6
Deposit at Banking Entities	573.1	589.8
Certificates of Deposit	184.0	234.7
Bonds and Notes maturing within one year	528.6	519.3

(1)	Short-term unsecured debt includes the current portion of long-term unsecured debt.

2.2 Long-Term Unsecured Debt

We also routinely issue long term-debt in various maturities and currencies to maintain a long-term funding surplus, and to also achieve both cost-effective funding and a maturity profile where the average duration of our debt is sufficient to meet our long-term cash capital requirements.

Our long-term unsecured debt includes senior and subordinated debt issued through U.S registered shelf offerings and our U.S. registered medium-term note programs, our Euro medium-term note programs, registered shelf offerings in Japan and various other bond programs.

As a globally competitive financial service group in Japan, we have access to multiple markets worldwide and major funding centers. The Company, NSC, Nomura Europe Finance N.V. (“NEF”) and Nomura Bank International plc (“NBI”) are the main entities that conduct external borrowings, issuances of debt instruments and other funding activities. By raising funds to match the currencies and liquidities of our assets or by using foreign exchange swaps as may be necessary, we pursue optimization of our funding structures.

We use a wide range of products and currencies to ensure that our funding is efficient and well diversified across markets and investor types. Our unsecured senior debt is issued without financial covenants, such as covenants related to adverse changes in our credit ratings, cash flows, results of operations or financial ratios, which could trigger an increase in our cost of financing or accelerate the maturity of the debt.

Our long-term debt decreased ¥93.9 billion to ¥6,373.0 billion as of March 31, 2012 from ¥6,466.9 billion as of March 31, 2011, primarily due to ¥663.7 billion decrease in bonds and notes to ¥3,559.3 billion as of March 31, 2012 from ¥4,223.0 billion as of March 31, 2011. The increase in long-term bank borrowings primarily reflected refinancing of some of our long-term bank borrowings which was, partly offset by a ¥589.5 billion increase in long-term bank borrowings to ¥2,589.1 billion as of March 31, 2012 from ¥1,999.6 billion as of March 31, 2011.

In the fiscal year ended on March 31, 2012, Nomura issued ¥215.4 billion of domestic bonds, that consists of ¥170.0 billion of subordinated bonds and ¥45.4 billion of senior debt securities.

The table below summarizes our Long-Term Unsecured Debt:

	Billions of yen
	March 31
	2011	2012
Long-Term Unsecured Debt Total	¥6,466.9	¥6,373.0
Long-Term Deposit at Banking Entities	55.5	80.2
Long-Term Bank Borrowings	1,999.6	2,589.1
Other Loans	188.8	144.4
Bonds and Notes(1)	4,223.0	3,559.3
NHI Shareholders’ Equity	2,082.8	2,107.2

(1)	Excluding “long-term bonds and notes issued by consolidated VIEs” that meet the definition of Variable Interest Entities (“VIEs”) under ASC 810, “Consolidation” (“ASC 810”) and secured financing transactions recognized within long-term borrowings as a result of transfers of financial assets that are accounted for as financings rather than sales in accordance with ASC 860.

2.3 Maturity Profile

We also seek to maintain an average maturity for plain vanilla instruments greater than or equal to three years. The average maturity for plain vanilla debt securities and borrowings with maturities longer than one year was 4.33 years as of March 31, 2012. A major part of our medium-term notes are structured and linked to interest or equity, indices, currencies or commodities. Conditions for calling notes by indices are individually determined. These maturities are evaluated based on our internal model and monitored by Global Treasury. Maturities for plain vanilla debt securities and borrowings are evaluated based on contractual maturities. Where there is a possibility that notes may be called prior to their scheduled maturity date, maturities are based on our internal stress option adjusted model. This model values the embedded optionality under stress market conditions in order to determine when the note is likely to be called.

On this basis, the average maturity of structured notes (notes with maturities longer than one year) was 10.35 years as of March 31, 2012. The average maturity of our entire long term debt portfolio, including plain vanilla debt securities and borrowings, was 6.79 years as of March 31, 2012. The graph below shows the distribution of maturities of our outstanding long-term debt securities and borrowings.

(1)	Redemption schedule is individually estimated by considering of probability of redemption. Due to structure bias, we use probability adjusted by a certain stress factor.

2.4 Secured Borrowings

We typically fund our trading activities on a secured basis through secured borrowings, repurchase agreements and Japanese “Gensaki” transactions. Repo transactions involve the selling of government and government agency securities under agreements with clients to repurchase these securities from clients. Japanese “Gensaki” transactions have no margin requirements or substitution right. We believe these funding activities in the secured markets are more cost-efficient and less credit-rating sensitive than financing in the unsecured market. Also, repurchase agreements tend to be short-term, often overnight. We manage the liquidity risks arising from secured funding by transacting with a diverse group of global counterparties, providing with a various range and types of securities collateral and actively seeking to term out the tenor of certain transactions. For more detail of secured borrowings and repurchase agreements, see Note 6 “Collateralized transactions” to our consolidated financial statements.

3. Management of Credit Lines to Nomura Group entities.

We maintain committed facility agreements with financial institutions for Nomura Group entities in order to provide contingent financing sources. Total of unused committed facilities increased ¥13.9 billion to ¥138.3 billion as of March 31, 2012 from ¥124.4 billion as of March 31, 2011. We have structured the facilities to ensure that the maturity dates of these facilities are distributed evenly throughout the year in order to prevent excessive maturities of facilities in any given period. While the ability to borrow under these facilities is subject to customary lending conditions and covenants, we do not believe that any of the covenant requirements will impair our ability to draw on the facilities. We occasionally test the effectiveness of our drawdown procedures.

4. Implementation of Liquidity Stress Tests.

We maintain our liquidity portfolio and monitor our sufficiency of liquidity based on an internal model which simulates changes in cash outflow under specified stress scenarios to comply with our above mentioned liquidity management policy.

We assess the firm’s liquidity requirements under various stress scenarios with differing levels of severity over multiple time horizons. We evaluate these requirements under company-specific and broad market wide events, including potential credit rating downgrades at the parent company and subsidiary levels that may impact us by loss of access to unsecured capital markets, additional collateral posting requirements, limited or no access to secured funding markets and other events. We call this risk analysis our “Maximum Cumulative Outflow” framework.

To ensure a readily available source for a potential liquidity requirement, we maintain a liquidity portfolio in the form of cash and highly liquid, unencumbered securities that may be sold or pledged to provide liquidity. As of March 31, 2012, our liquidity portfolio was ¥ 5,427.7 billion which generated a liquidity surplus taking into account a stress scenario as defined in our liquidity risk policy. We recognize that the liquidity standards for financial institutions continue to be the subject of further discussion among the relevant supervisory bodies including the Basel Committee. The existing model and simulations upon which we currently rely may need to be reviewed depending on any new development in this area. Our liquidity portfolio is composed of the following highly liquid products.

	Billions of yen
	March 31
	2011	2012
Liquidity Portfolio	¥5,819.1	¥5,427.7
Cash, Cash Equivalent and Time Deposits	1,959.7	1,137.3
Government Securities	3,851.1	3,877.4
Others	8.3	413.0

In addition to the liquidity portfolio, we have ¥1,289.6 billion of other unencumbered assets comprising mainly unpledged trading assets that can be used as an additional source of secured funding. The aggregate value of our liquidity portfolios and other unencumbered assets as of March 31, 2012 was ¥6,717.3 billion—this represented 223.2 % of our total unsecured debt maturing within one year.

	Billions of yen
	March 31
	2011	2012
Net Liquidity Value of Other Unencumbered Assets	¥1,806.9	¥1,289.6
Liquidity Portfolio	5,819.1	5,427.7

Total	¥7,626.0	¥6,717.3

In the stress test, we assume the cash outflow as shown below and also consider the assumption that in certain instances, legal and regulatory requirements can restrict the flow of funds between entities in our consolidated group, and funds or securities may not freely move among us.

The size and structure of our liquidity portfolio takes into account immediate cash requirements arising from

(i)	Upcoming maturities of unsecured debt (maturities less than one year)

(ii)	Potential buybacks of our outstanding debt

(iii)	Loss of secured funding lines particularly for less liquid assets, over and above our cash capital estimates

(iv)	Fluctuation of funding needs under normal business circumstances

(v)	Cash and collateral outflows in a stress event

We constantly evaluate and modify our liquidity risk assumptions based on regulatory and market changes. The model we use in order to simulate the impact of stress scenarios assumes no liquidation of assets, no ability to issue additional unsecured funding, a widening of haircuts on outstanding repo funding, collateralization of clearing banks and depositories, drawdowns on loan commitments and loss of liquidity from market losses on inventory.

In 2008, the Basel Committee published Principles for Sound Liquidity Risk Management and Supervision (“Sound Principles”). To complement these principles, the Committee has further strengthened its liquidity framework by developing two minimum standards for funding liquidity. These standards have been developed to achieve two separate but complementary objectives.

The first objective is to promote short-term resilience of a bank’s liquidity risk profile by ensuring that it has sufficient high-quality liquid assets to survive a significant stress scenario lasting for one month. The Committee developed the Liquidity Coverage Ratio (LCR) to achieve this objective.

The second objective is to promote resilience over a longer time horizon by creating additional incentives for banks to fund their activities with more stable sources of funding on an ongoing basis. The Net Stable Funding Ratio (NSFR) has a time horizon of one year and has been developed to provide a sustainable maturity structure of assets and liabilities.

These two standards are comprised mainly of specific parameters which are internationally “harmonised” with prescribed values. Certain parameters, however, contain elements of national discretion to reflect jurisdiction-specific conditions.

After an observation period, the LCR, including any revisions, will be introduced on January 1, 2015. The NSFR, including any revisions, will move to a minimum standard by January 1, 2018.

5. Contingency Funding Plan.

We have developed a detailed contingency funding plan to integrate liquidity risk control into our comprehensive risk management strategy and to enhance the quantitative aspects of our liquidity risk control procedures. As a part of the Contingency Funding Plan (“CFP”), we have developed an approach for analyzing and specifying the extent of any liquidity crisis. This allows us to estimate the likely impact of both a Nomura-specific and market-wide crises; and specifies the immediate action to be taken to mitigate any risk. The CFP lists details of key internal and external parties to be contacted and the processes by which information is to be disseminated. This has been developed at the legal entity level in order to capture specific cash requirements at the local level—it assumes that the parent company does not have access to cash that may be trapped at the subsidiary level due to regulatory, legal or tax constraints. We periodically test the effectiveness of our funding plans for different Nomura-specific and market-wide events. We also have access to operations at central banks including but not exclusively the Bank of Japan, which provide financing against various types of securities. These operations are accessed in the normal course of business and are an important tool in mitigating contingent risk from market disruptions.

Cash Flows

Nomura’s cash flows are primarily generated from operating activities undertaken in connection with our client flows and trading and from financing activities which are closely related to such activities. As a financial institution, growth in operations tends to result in cash outflows from operating activities as well as investing activities, as was generally the case for a number of years through the fiscal year ended March 31, 2011. For the fiscal year ended March 31, 2012, we recorded net cash inflows from operating activities and investing activities as discussed in the comparative analysis mentioned below.

The following is the summary information on our consolidated cash flows for the years ended March 31, 2011 and 2012:

	Billions of yen
	Year ended March 31
	2011	2012
Net cash provided by (used in) operating activities	¥(235.1)	¥290.9
Net income	31.9	26.1
Trading assets and private equity investments	(1,481.9)	971.3
Trading liabilities	1,206.4	(1,058.4)
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	327.7	980.2
Securities borrowed, net of securities loaned	(446.2)	(508.8)
Other, net	127.0	(119.4)
Net cash provided by (used in) investing activities	(423.2)	9.9
Net cash provided by (used in) financing activities	1,284.2	(844.3)
Long-term borrowings, net	1,079.6	(867.6)
Other, net	204.6	23.3
Effect of exchange rate changes on cash and cash equivalents	(26.2)	(6.3)

Net increase (decrease) in cash and cash equivalents	599.7	(549.8)
Cash and cash equivalents at beginning of the year	1,020.6	1,620.3

Cash and cash equivalents at end of the year	¥1,620.3	¥1,070.5

See the consolidated statements of cash flows in our consolidated financial statements for more detailed information.

For the year ended March 31, 2012, our cash and cash equivalents decreased by ¥549.8 billion to ¥1,070.5 billion. Net cash of ¥844.3 billion was used in financing activities due to cash outflows of ¥867.6 billion by net payments of Long-term borrowings. As part of trading activities, while there were net cash outflows of ¥87.1 billion from cash inflows due to a decrease in Trading assets and Private equity investments in combination with cash outflows due to a decrease in Trading liabilities, they were offset by ¥471.4 billion of net cash inflows from repo transactions and securities borrowed and loaned transactions such as Securities purchased under agreements to resell, Securities sold under agreements to repurchase, and Securities borrowed, net of Securities loaned. As a result, net cash of ¥290.9 billion was provided by operating activities.

For the year ended March 31, 2011, our cash and cash equivalents increased by ¥599.7 billion to ¥1,620.3 billion. Net cash of ¥1,284.2 billion was provided by financing activities due to cash inflows of ¥1,079.6 billion from net issuance of Long-term borrowings. As part of trading activities, there were net cash outflows of ¥275.5 billion from cash outflows due to an increase in Trading assets and Private equity investments in combination with cash inflows due to an increase in Trading liabilities and there were also net cash outflows of ¥118.5 billion from repo transactions and securities borrowed and loaned transactions such as Securities purchased under agreements to resell, Securities sold under agreements to repurchase, and Securities borrowed, net of Securities loaned. As a result, net cash of ¥235.1 billion was used in operating activities.

Balance Sheet and Financial Leverage

Total assets as of March 31, 2012, were ¥35,697.3 billion, a decrease of ¥995.7 billion compared with ¥36,693.0 billion as of March 31, 2011, reflecting decreases in Cash and cash equivalent, Securities purchased under agreements to resell and Trading assets. Total liabilities as of March 31, 2012, were ¥33,308.2 billion, a decrease of ¥1,293.2 billion compared with ¥34,601.4 billion as of March 31, 2011, reflecting decreases in Securities sold under agreements to repurchase, Trading liabilities and Other secured borrowings. NHI shareholders’ equity as of March 31, 2012, was ¥2,107.2 billion, an increase of ¥24.4 billion compared with ¥2,082.8 billion as of March 31, 2011, due to increases in Additional paid-in capital.

We seek to maintain sufficient capital at all times to withstand losses due to extreme market movements. The EMB is responsible for implementing and enforcing capital policies. This includes the determination of our balance sheet size and required capital levels. We continuously review our equity capital base to ensure that it can support the economic risk inherent in our business. There are also regulatory requirements for minimum capital of entities that operate in regulated securities or banking businesses.

As leverage ratios are commonly used by other financial institutions similar to us, we voluntarily provide a Leverage ratio and Adjusted leverage ratio primarily for benchmarking purposes so that users of our Annual Securities Report can compare our leverage against other financial institutions. There are currently no regulatory or statutory reporting requirements which require us to disclose leverage ratios.

The following table sets forth NHI shareholders’ equity, total assets, adjusted assets and leverage ratios:

	Billions of yen, except ratios
	March 31
	2011		2012
NHI shareholders’ equity	¥2,082.8		¥2,107.2
Total assets(1)	36,693.0		35,697.3
Adjusted assets(2)	21,536.7		21,954.7
Leverage ratio(3)	17.6	x	16.9	x
Adjusted leverage ratio(4)	10.3	x	10.4	x

(1)	Reconciles to the total assets amount disclosed on the face of our consolidated balance sheets and therefore excludes the fair value of securities transferred to counterparties under repo-to-maturity and certain Japanese securities lending transactions which are accounted for as sales rather than collateralized financing arrangements. The fair value of securities derecognized under these agreements has not had a significant impact on our reported Leverage and Adjusted leverage ratios as of March 2011 and 2012.
(2)	Represents total assets less Securities purchased under agreements to resell and Securities borrowed.
(3)	Equals total assets divided by NHI shareholders’ equity.
(4)	Equals adjusted assets divided by NHI shareholders’ equity.

Total assets decreased by 2.7% reflecting primarily a decrease in Securities purchased under agreements to resell. Total NHI shareholders’ equity increased by 1.2%. As a result, our leverage ratio went down from 17.6 times as of March 31, 2011 to 16.9 times as of March 31, 2012.

Adjusted assets increased primarily due to an increase in Office buildings, land, equipment and facilities. As a result, our adjusted leverage ratio went up from 10.3 times as of March 31, 2011 to 10.4 times as of March 31, 2012.

Consolidated Regulatory Requirements

The FSA established the “Guideline for Financial Conglomerate Supervision” (the “Financial Conglomerate Guideline”) in June 2005 and set out the rules on consolidated regulatory capital. We started monitoring our consolidated capital adequacy ratio in accordance with the Financial Conglomerate Guideline from April 2005.

Beginning from the end of March, 2009, we elected to calculate the consolidated capital adequacy ratio according to the Bank Holding Companies Notice as permitted under the Financial Instruments Business Operators Guidelines, although we continue to be monitored as a financial conglomerate governed by the Financial Conglomerate Guideline.

The Company has been assigned as a Final Designated Parent Company who must calculate the consolidated regulatory capital adequacy ratio according to the Capital Adequacy Notice on Final Designated Parent Company in April 2011. Since then, we have been calculating our Basel II-based consolidated regulatory capital adequacy ratio according to the Capital Adequacy Notice on Final Designated Parent Company. Note that the Capital Adequacy Notice on Final Designated Parent Company has been revised in line with Basel 2.5 and we have calculated our Basel 2.5-based consolidated regulatory capital adequacy ratio since December 2011.

In accordance with Article 3 of the Capital Adequacy Notice on Final Designated Parent Company, our consolidated regulatory capital adequacy ratio is calculated based on the amounts of qualifying capital, credit risk-weighted assets, market risk, and operational risk. Also in accordance with Article 2 of the Capital Adequacy Notice on Final Designated Parent Company, our consolidated regulatory capital adequacy ratio is higher than 8%. As of March 31, 2012, we were in compliance with this requirement, with a ratio of total capital to risk-weighted assets of 16.5%.

The following table presents Nomura’s consolidated capital adequacy ratio as of March 31, 2011 and March 31, 2012:

	Billions of yen, except ratios
	March 31
	2011	2012
Qualifying Capital
Tier 1 capital	¥1,915.0	¥2,090.2
Tier 2 capital	651.5	319.6
Tier 3 capital	139.6	224.3
Deductions	121.8	207.0
Total qualifying capital	2,584.3	2,427.0
Risk-Weighted Assets
Credit risk-weighted assets	7,468.4	8,324.4
Market risk equivalent assets	2,442.3	3,924.6
Operational risk equivalent assets	1,718.8	2,432.0
Total risk-weighted assets	11,629.5	14,681.0
Consolidated Capital Adequacy Ratios
Consolidated capital adequacy ratio	22.2%	16.5%
Tier 1 capital ratio	16.4%	14.2%

Total qualifying capital is comprised of Tier 1, Tier 2, Tier 3 capital and deduction items. Our Tier 1 capital mainly consists of NHI shareholders’ equity and non-controlling interests less goodwill, certain intangible fixed assets and 50% of expected loss defined in rule text. Tier 2 and Tier 3 capital consists of subordinated debt classified to Tier 2 and Tier 3 by original maturity and other conditions set out by the Capital Adequacy Notice on Final Designated Parent Company. Deduction items include the remaining 50% of expected loss and strategic holding as of financial institution’s stock.

Market risk is calculated using an internal model method for market risk (Nomura’s VaR model). Since the end of December, 2011, we are required to calculate market risk requirement under the Basel 2.5 rule, which is significantly larger than under Basel II rule. On March 31, 2011, we started calculating credit risk assets and operational risk using foundation Internal Ratings-Based approach and The Standardized Approach, respectively.

We provide Tier 1 capital ratio and consolidated capital adequacy ratio not only to demonstrate that we are in compliance with the Capital Adequacy Notice on Final Designated Parent Company but also for benchmarking purposes so that users of our report can compare our capital position against those of other financial groups under the same Basel framework. Management receives and reviews these capital ratios on a regular basis.

The Basel Committee has issued a series of announcements regarding a broader program designed to strengthen the regulatory capital framework in light of weaknesses revealed by the financial crises. The following is a summary of the proposals which are most relevant to us.

On July 13, 2009, the Basel Committee announced its approval of a package of measures designed to strengthen its rules governing trading book capital and to enhance the three pillars of the Basel II framework, which is called ‘Basel 2.5’. This announcement states that the Basel Committee’s trading book rules, effective at the end of 2011, will introduce higher capital requirements to capture the credit risk of complex trading activities. Such trading rules also include a stressed VaR requirement.

On December 16, 2010, in an effort to promote a more resilient banking sector, the Basel Committee issued Basel III, that is, “International framework for liquidity risk measurement, standards and monitoring” and “A global regulatory framework for more resilient banks and banking systems”. The proposals include raising the quality, consistency and transparency of the capital base; strengthening the risk coverage of the capital framework such as the implementation of a credit value adjustment charge for over-the-counter derivative trades; introducing a leverage ratio requirement as a supplemental measure to the risk-based framework; and introducing a series of measures to address concerns over the “procyclicality” of the current framework. The proposals also introduce a minimum liquidity standard including a 30-day liquidity coverage ratio as well as a longer-term structural liquidity ratio. Additional capital, liquidity or other supervisory measures to reduce the externalities created by systemically important institutions are also under review. These standards will be phased in gradually from 2013.

At the G-20 summit in November 2011, the Financial Stability Board (“FSB”) and the Basel Committee announced the list of global systemically important financial institutions (“G-SIFIs”) and the additional requirements to the G-SIFIs including the recovery and resolution plan. The FSB also announced the group of G-SIFIs will be updated annually and published by the FSB each November.

The FSA introduced notices such as the Capital Adequacy Notice on Final Designated Parent Company on consolidated regulation and supervision of securities companies on a consolidated basis on April 1, 2011 to improve the stability and transparency of Japan’s financial system and ensure the protection of investors. It reviewed the Capital Adequacy Notice on Final Designated Parent Company according to Basel 2.5 and Basel III framework and the revised notice in line with Basel 2.5 was implemented at the end of December 2011 and the revised notice in line with Basel III will be implemented at the end of March 2013. It is expected that the revised notice will be in line with a series of rules and standards proposed by the Basel Committee.

Credit Ratings

The cost and availability of unsecured funding generally are dependent on credit ratings. The long-term and short-term debts of the Company and NSC are rated by Standard & Poor’s, Moody’s Investors Service, Rating and Investment Information, Inc and Japan Credit Rating Agency, Ltd.

As of May 31, 2012, the credit ratings of the Company and NSC were as follows:

Nomura Holdings, Inc.	Short-term Debt	Long-term Debt
Standard & Poor’s	A-2	BBB+
Moody’s Investors Service	—	Baa3
Rating and Investment Information, Inc.	a-1	A+
Japan Credit Rating Agency, Ltd.	—	AA-

Nomura Securities Co., Ltd.	Short-Term Debt	Long-term Debt
Standard & Poor’s	A-2	A-
Moody’s Investors Service	P-2	Baa2
Rating and Investment Information, Inc.	a-1	A+
Japan Credit Rating Agency, Ltd.	—	AA-

On March 15, 2012, Moody’s Investors Service downgraded the ratings for senior debt from Baa2 to Baa3 and from Baa1 to Baa2 for the Company and NSC, respectively. The short-term debt rating for NSC was affirmed at P-2 and the outlook on all the ratings is stable. This downgrade was attributable to Moody’s view of the longer-term challenges facing Nomura’s Institutional wholesale activities and a reassessment of the risks inherent in the business model of global investment banks while Moody’s recognizes the progress being made in Nomura’s recent restructuring efforts and its well-established retail and wholesale franchise in Japan.

(6) Off-Balance Sheet Arrangements

Off-balance sheet entities

In the normal course of business, we engage in a variety of off-balance sheet arrangements with off-balance sheet entities which may have an impact on Nomura’s future financial position and performance.

Off-balance sheet arrangements with off-balance sheet entities include the following where Nomura has:

•	an obligation under a guarantee contract;

•	a retained or contingent interest in assets transferred to an off-balance sheet entity or similar arrangement that serves as credit, liquidity or market risk support;

•	any obligation, including a contingent obligation, under a contract that would be accounted for as a derivative instrument; or

•

any obligation, including a contingent obligation, arising out of a variable interest in an off-balance sheet entity that is held by, and material to, us, where such entity provides financing, liquidity, market risk or credit risk support to, or engages in leasing, hedging or research and development services with, us.

Off-balance sheet entities may take the form of a corporation, partnership, fund, trust or other legal vehicle which is designed to fulfill a limited, specific purpose by its sponsor. We both create or sponsor these entities and also enter into arrangements with entities created or sponsored by others.

Our involvement with these entities includes structuring, underwriting, distributing and selling debt instruments and beneficial interests issued by these entities, subject to prevailing market conditions. In the normal course of business, we also act as a transferor of financial assets to these entities, as well as, and underwriter, distributor and seller of asset-repackaged financial instruments issued by these entities, in connection with our securitization and equity derivative activities. We retain, purchase and sell variable interests in SPEs in connection with our market-making, investing and structuring activities. Our other types of off-balance sheet arrangements include guarantee agreements and derivative contracts. Significant involvement is assessed based on all of our arrangements with these entities, even if the probability of loss, as assessed at the balance sheet date, is remote.

For further information about transactions with VIEs, see Note 8 “Securitizations and Variable Interest Entities” to our consolidated financial statements.

Repurchase and securities lending transactions accounted for as sales

We enter into certain types of repurchase transactions and securities lending transactions which we account for as sales rather than collateralized financings where the criteria for derecognition of the securities transferred under ASC 860 are met. These consist of repo-to-maturity transactions and certain types of securities transactions.

We enter into repo-to-maturity transactions to take advantage of arbitrage opportunities between the cash security and repo markets. These transactions involve the sourcing of specific securities in the market and contemporaneously entering into repurchase agreements with different counterparties where the maturity of the agreement matches the maturity of the security transferred as collateral. We account for these transactions as sales rather than collateralized financings where the criteria for derecognition of the securities transferred under ASC 860 are met. The amounts of securities derecognized from our consolidated balance sheets under open repo-to-maturity transactions as of March 31, 2011 and 2012 were ¥169,766 million and ¥39,797 million, respectively.

We engage in certain Japanese securities lending transactions for funding purposes under which we transfer long securities (such as Japanese listed equities). The agreements supporting these transactions include varying margining requirements, but the amount of cash we borrow from our counterparties is typically significantly less than the fair value of securities we lend. We account for these transactions as sales in our consolidated financial statements where the criteria for derecognition of the transferred financial assets under ASC 860 are met. In particular, we do not maintain effective control over the transferred financial assets as we are not able to be returned the transferred financial assets on substantially agreed terms, even in the event of default by the transferee. Upon adoption of Accounting Standard Update (“ASU”) No. 2011-03 “Reconsideration of Effective Control for Repurchase Agreements” as of January 1, 2012, Nomura has not derecognized such transactions that started on and after the adoption date. The amounts of securities derecognized from our consolidated balance sheets under open securities lending transactions as of March 31, 2011 and 2012 were ¥291,870 million and ¥1,930 million, respectively.

(7) Tabular Disclosure of Contractual Obligations

As part of our business, we enter into a variety of contractual obligations and contingent commitments, which may require future payments. These arrangements include:

Standby letters of credit and other guarantees:

•

In the normal course of our banking / financing activities, we enter into various guarantee arrangements with counterparties in the form of standby letters of credit and other guarantees, which generally have a fixed expiration date.

Long-term borrowings and contractual interest payments:

•

In connection with our operating activities, we issue Japanese yen and non-Japanese yen denominated long-term borrowings which incur variable and fixed interest payments in accordance with our funding policy.

Operating lease commitments:

•	We lease our office space and certain employees’ residential facilities in Japan primarily under cancellable lease agreements which are customarily renewed upon expiration;

•	We lease certain equipment and facilities under non-cancellable operating lease agreements.

Capital lease commitments:

•	We lease certain office space, equipment and facilities under capital lease agreements.

Purchase obligations:

•	We have purchase obligations for goods and services which include payments for construction-related, advertising, and computer and telecommunications maintenance agreements.

Commitments to extend credit:

•	In connection with our banking and financing activities, we enter into contractual commitments to extend credit, which generally have a fixed expiration dates;

•	In connection with our investment banking activities, we enter into agreements with clients under which we commit to underwrite securities that may be issued by clients.

Commitments to invest in partnerships:

•

In connection with our merchant banking activities, we have commitments to invest in interests in various partnerships and other entities and commitments to provide financing for investments related to those partnerships.

Commitments to purchase aircraft:

•	In connection with our aircraft leasing business, we have commitments to purchase aircraft.

Commitments to purchase real estate:

•	In connection with our real estate related activities, we have commitments to purchase real estate for sale and rental.

Note 13 “Borrowings” contains further detail on our short-term and long-term borrowing obligation and Note 22 “Commitments, contingencies and guarantees” to our consolidated financial statements contains further detail on our other commitments, contingencies and guarantees.

The contractual amounts of commitments to extend credit represent the maximum amounts at risk should the contracts be fully drawn upon, should the counterparties default, and assuming the value of any existing collateral becomes worthless. The total contractual amount of these commitments may not represent future cash requirements since the commitments may expire without being drawn upon. The credit risk associated with these commitments varies depending on the clients’ creditworthiness and the value of collateral held. We evaluate each client’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by us upon extension of credit, is based on management’s credit evaluation of the counterparty.

The following table presents information regarding amounts and timing of our future contractual obligations and contingent commitments as of March 31, 2012:

	Millions of yen
	Total contractual amount	Years to Maturity
		Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Standby letters of credit and other guarantees	¥21,674	¥12,919	¥138	¥212	¥8,405
Long-term borrowings(1)	8,281,872	1,112,828	2,463,672	1,623,241	3,082,131
Contractual interest payments(2)	1,090,956	142,159	233,456	146,067	569,274
Operating lease commitments	169,038	21,129	35,821	25,089	86,999
Capital lease commitments(3)	52,855	616	864	6,099	45,276
Purchase obligations(4)	37,237	26,872	10,365	—	—
Commitments to extend credit	332,009	81,515	48,052	147,354	55,088
Commitments to invest in partnerships	28,825	15,155	7,961	971	4,738
Commitments to purchase aircraft	52,411	25,727	26,684	—	—
Commitments to purchase real estates	234,400	139,376	86,620	8,404	—

Total	¥10,301,277	¥1,578,296	¥2,913,633	¥1,957,437	¥3,851,911

(1)	The amounts disclosed within long-term borrowings exclude financial liabilities recognized within long-term borrowings as a result of transfers of financial assets that are accounted for as financings rather than sales in accordance with ASC 860. These are not borrowings issued for our own funding purposes and therefore do not represent actual contractual obligations by us to deliver cash.
(2)	The amounts represent estimated future interest payments related to long-time borrowings based on the period through to their maturity and applicable interest rates as of March 31, 2012.
(3)	The total contractual amount of capital lease commitments is the total minimum lease payments before deducting interest.
(4)	The amounts reflect the minimum contractual obligations under enforceable and legally binding contracts that specify all significant terms. The amounts exclude obligations that are already reflected on our consolidated balance sheets as liabilities or payables.

Excluded from the above table are obligations that are generally short-term in nature, including short-term borrowings, deposits received at banks and other payables, collateralized agreements and financing transactions (such as resale and repurchase agreements), and trading liabilities.

In addition to amounts presented above, we have commitments under resale and repurchase agreements including amounts in connection with collateralized agreements, collateralized financing and Gensaki transactions. These commitments amount to ¥2,519 billion for resale agreements and ¥1,711 billion for repurchase agreements as of March 31, 2012. These amounts include certain types of repurchase transactions and securities lending transactions which we account for as sales rather than collateralized financings in accordance with ASC 860.

Item 4. Company Information

1. Share Capital Information

(1) Total Number of Shares

A. Number of Authorized Share Capital

Type	Authorized Share Capital (shares)
Common Stock	6,000,000,000
Class 1 Preferred Stock	200,000,000
Class 2 Preferred Stock	200,000,000
Class 3 Preferred Stock	200,000,000
Class 4 Preferred Stock	200,000,000

Total	6,000,000,000

(Note)

The “Authorized Share Capital” is stated by class and the total is the number of authorized share capital designated in the Articles of Incorporation.

B. Issued Shares

Type	Number of Issued Shares as of March 31, 2012	Number of Issued Shares as of June 27, 2012	Trading Markets	Description
Common Stock	3,822,562,601	3,822,562,601	Tokyo Stock Exchange(2)	1 unit is 100 shares
			Osaka Securities Exchange(2)
			Nagoya Stock Exchange(2)
			Singapore Stock Exchange
			New York Stock Exchange

Total	3,822,562,601	3,822,562,601	—	—

(1)	Shares that may have increased from exercise of stock options between June 1, 2012 and June 27, 2012 are not included in the number of issued shares as of June 27, 2012.
(2)	Listed on the First Section of each stock exchange.

(2) Stock Options

A. Stock Acquisition Right

Name of Stock Acquisition Rights (“SARs”)	Number of SARs	Number of Common Stock under SARs (March 31, 2012)	Number of Common Stock under SARs in the Preceding Month to Filing of this Report (May 31, 2012)	Period for the Exercise of SARs	Exercise Price per Share under SARs (yen)
SARs No.6	112	112,000	15,000	From June 4, 2007 to June 3, 2012	1
SARs No.8	14,798	1,479,800	1,476,800	From July 1, 2007 to June 30, 2012	1,134
SARs No.9	882	88,200	64,600	From April 25, 2008 to April 24, 2013	1
SARs No.10	2,627	262,700	257,500	From June 13, 2008 to June 12, 2013	1
SARs No.11	17,420	1,742,000	1,739,000	From July 7, 2008 to July 6, 2013	1,763
SARs No.12	47	4,700	Same as left	From October 11, 2008 to October 10, 2013	1
SARs No.13	3,373	337,300	274,900	From April 26, 2009 to April 25, 2014	1
SARs No.14	4,056	405,600	385,600	From June 22, 2009 to June 21, 2014	1
SARs No.15	1,130	113,000	Same as left	From August 2, 2009 to August 1, 2014	1,909
SARs No.16	18,200	1,820,000	1,817,000	From August 2, 2009 to August 1, 2014	1,909
SARs No.17	2,036	203,600	191,600	From August 2, 2009 to August 1, 2014	1
SARs No.18	218	21,800	Same as left	From October 20, 2009 to October 19, 2014	1
SARs No.19	6,003	600,300	598,700	From April 24, 2010 to April 23, 2015	1
SARs No.20	733	73,300	62,900	From June 24, 2010 to June 23, 2015	1
SARs No.21	3,468	346,800	327,000	From June 24, 2010 to June 23, 2015	1
SARs No.22	1,100	110,000	Same as left	From August 6, 2010 to August 5, 2015	1,312
SARs No.23	18,980	1,898,000	1,895,000	From August 6, 2010 to August 5, 2015	1,312
SARs No.24	30	3,000	Same as left	From August 6, 2010 to August 5, 2015	1
SARs No.26	104	10,400	Same as left	From November 11, 2010 to November 10, 2015	1
SARs No.27	141	14,100	Same as left	From November 11, 2010 to November 10, 2015	1
SARs No.28	8,513	851,300	588,700	From May 1, 2011 to April 30, 2016	1
SARs No.29	3,061	306,100	304,600	From June 17, 2011 to June 16, 2016	1
SARs No.30	5,771	577,100	505,200	From June 17, 2011 to June 16, 2016	1
SARs No.31	1,760	176,000	Same as left	From August 6, 2011 to August 5, 2016	745
SARs No.32	23,235	2,323,500	2,320,000	From August 6, 2011 to August 5, 2016	745
SARs No.34	22,086	2,208,600	1,886,000	From May 19, 2012 to May 18, 2017	1
SARs No.35	76,948	7,694,800	5,623,100	From May 19, 2012 to May 18, 2017	1
SARs No.36	22,118	2,211,800	Same as left	From May 19, 2013 to May 18, 2017	1
SARs No.37	296,442	29,644,200	15,724,700	From April 30, 2012 to April 29, 2017	1

Name of Stock Acquisition Rights (“SARs”)	Number of SARs	Number of Common Stock under SARs (March 31, 2012)	Number of Common Stock under SARs in the Preceding Month to Filing of this Report (May 31, 2012)	Period for the Exercise of SARs	Exercise Price per Share under SARs (yen)
SARs No.38	94,864	9,486,400	9,450,000	From April 30, 2013 to April 29, 2018	1
SARs No.39	28,410	2,841,000	Same as left	From November 16, 2012 to November 15, 2017	481
SARs No.40	197,496	19,749,600	16,337,500	From May 25, 2012 to May 24, 2018	1
SARs No.41	196,010	19,601,000	19,532,200	From May 25, 2013 to May 24, 2018	1
SARs No.42	195,609	19,560,900	19,492,100	From May 25, 2014 to May 24, 2018	1
SARs No.43	28,510	2,851,000	Same as left	From November 16, 2013 to November 15, 2018	302
SARs No.44	136,589	13,658,900	Same as left	From April 20, 2013 to April 19, 2018	1
SARs No.45	136,290	13,629,000	Same as left	From April 20, 2014 to April 19, 2019	1
SARs No.46	135,963	13,596,300	Same as left	From April 20, 2015 to April 19, 2020	1
SARs No.47	53,756	5,375,600	Same as left	From April 20, 2016 to April 19, 2021	1
SARs No.48	53,657	5,365,700	Same as left	From April 20, 2017 to April 19, 2022	1
SARs No.49	19,827	1,982,700	Same as left	From October 20, 2015 to April 19, 2021	1
SARs No.50	19,811	1,981,100	Same as left	From October 20, 2016 to April 19, 2022	1

B. Bond with the stock acquisition right

None

C. Convertible Bonds and Bonds with subscription warrant which are deemed as Bonds with stock acquisition rights according to Article 19, paragraph 2 of Law Amending and Furnishing Commercial Code, etc

None

(3) Conversion of bond with the stock acquisition right with provision of adjustment of conversion price

None

(4) Rights plan

None

(5) Changes in Issued Shares, Common Stock, etc.

Date	Increase/(Decrease) of Issued Shares	Total Issued Shares	Increase/(Decrease) of Common Stock (thousand yen)	Common Stock (thousand yen)	Increase/(Decrease) of Additional paid-in capital (thousand yen)	Additional paid-in capital (thousand yen)
March 11, 2009(1)	661,572,900	2,627,492,760	132,248,423	315,048,212	132,248,423	244,752,688
March 27, 2009(2)	33,600,000	2,661,092,760	6,716,640	321,764,852	6,716,640	251,469,328
October 13, 2009(3)	766,000,000	3,427,092,760	208,474,560	530,239,412	208,474,560	459,943,888
October 27, 2009(4)	34,000,000	3,461,092,760	9,253,440	539,492,852	9,253,440	469,197,328
From April 1, 2009 to March 31, 2010(5)	258,040,481	3,719,133,241	55,000,000	594,492,852	55,000,000	524,197,328
July 1, 2011(6)	103,429,360	3,822,562,601	—	594,492,852	35,478,900	559,676,228

(1)	Public Offering: issued 661,572,900 shares, issue price 417 yen per share, paid in amount 399.80 yen per share, amount applied to stated capital 199.90 yen per share.
(2)	Third-Party Allotment (by way of over-allotment): issued 33,600,000 shares, paid in amount 399.80, amount applied to stated capital 199.90 per share, allotted to Mitsubishi UFJ Securities Co., Ltd.
(3)	Public Offering: issued 766,000,000 shares, issue price 568 yen per share, paid in amount 544.32 yen per share, amount applied to stated capital 272.16 yen per share.
(4)	Third-Party Allotment (by way of over-allotment): issued 34,000,000 shares, paid in amount 544.32, amount applied to stated capital 272.16 per share, allotted to Mitsubishi UFJ Securities Co., Ltd.
(5)	Increase due to the conversion of convertible bond with stock acquisition rights.
(6)	Increase due to the Share Exchange Agreement between the Company and NLB on which 118 common shares of the Company were allotted for each share of NLB.

(6) Shareholders

	As of March 31, 2012
	Unit Shareholders (100 shares per 1 unit)
					Foreign Shareholders
	Governments and Municipal Governments	Financial Institutions	Securities Companies	Other Corporations	Other than individuals	Individuals	Individuals and Others	Total	Shares Representing Less than One Unit (Shares)
Number of Shareholders	1	250	111	4,416	654	266	448,327	454,025	—
Number of Units Held	162	8,139,847	1,122,794	2,143,153	12,099,924	5,793	14,695,569	38,207,242	1,838,401
Percentage of Units Held (%)	0.00	21.31	2.94	5.61	31.66	0.02	38.47	100.00	—

(1)	Of the 155,752,988 treasury stocks, 1,557,529 units are included in Individuals and Others.
(2)	20 units held by Japan Securities Depository Center, Inc. are included in Other Corporations.

(7) Major Shareholders

		As of March 31, 2012
Name	Address	Shares Held (thousand shares)	Percentage of Issued Shares (%)
Japan Trustee Services Bank, Ltd. (Trust Account)	1-8-11, Harumi, Chuo-Ku, Tokyo, Japan	187,713	4.91
The Master Trust Bank of Japan, Ltd. (Trust Account)	2-11-3, Hamamatsu-cho, Minato-Ku, Tokyo, Japan	135,436	3.54
SSBT OD 05 Omnibus Account—Treaty Clients	338 Pitt Street, Sydney, New South Wales, Australia	93,365	2.44
State Street Bank and Trust Company	Boston, Massachusetts, U.S.A.	50,926	1.33
The Chase Manhattan Bank, N.A. London S.L. Omnibus Account	Woolgate House, Coleman Street, London, England	47,713	1.25
Japan Trustee Services Bank, Ltd. (Trust Account 9)	1-8-11, Harumi, Chuo-Ku, Tokyo, Japan	37,090	0.97
Japan Trustee Services Bank, Ltd. (Trust Account 4)	1-8-11, Harumi, Chuo-Ku, Tokyo, Japan	34,577	0.90
State Street Bank—West Pension Fund Clients—Exempt	1776 Heritage Drive North Quincy Massachusetts, U.S.A.	33,413	0.87
Japan Trustee Services Bank, Ltd. (Trust Account 1)	1-8-11, Harumi, Chuo-Ku, Tokyo, Japan	33,268	0.87
Nomura Group Employee’s Stock Ownership Association	1-9-1, Nihonbashi, Chuo-Ku, Tokyo, Japan	33,115	0.87

Total		686,615	17.95

(1)	The Company has 155,753 thousand shares of treasury stock as of March 31, 2012 which is not included in the Major Shareholders list above.
(2)	Sumitomo Mitsui Trust Holdings, Inc. (“SMTH”) submitted reports of substantial shareholding on April 21, 2011 and its amendment on October 6, 2011. SMTH reported that, as of September 30, 2011, they owned number of shares of the Company as stated below. However, the Company has not confirmed the status of these shareholding as of March 31, 2012, and therefore has not included in the above list of Major Shareholders.

		As of September 30, 2011
Name	Address	Shares Held (thousand shares)	Percentage of Issued Shares (%)
Sumitomo Trust & Banking Co., Ltd.	4-5-33, Kitahama, Chuo-Ku, Osaka-Shi, Osaka, Japan	95,571	2.50
Chuo Mitsui Asset Trust and Banking Co., Ltd.	3-23-1, Shiba, Minato-Ku, Tokyo, Japan	81,105	2.12
Chuo Mitsui Asset Management Co., Ltd.	3-23-1, Shiba, Minato-Ku, Tokyo, Japan	5,577	0.15
Nikko Asset Management Co., Ltd.	9-7-1, Akasaka, Minato-Ku, Tokyo, Japan	22,955	0.60

Total		205,208	5.37

(8) Voting Rights

A. Outstanding Shares

	As of March 31, 2012
	Number of Shares		Number of Votes	Description
Stock without voting right		—	—	—
Stock with limited voting right (Treasury stocks, etc.)		—	—	—
Stock with limited voting right (Others)		—	—	—
Stock with full voting right (Treasury stocks, etc.)	(Treasury stocks) Common stock	155,752,900	—	—
	(Crossholding stocks) Common stock	4,693,800	—	—
Stock with full voting right (Others)	Common stock	3,660,277,500	36,602,775	—
Shares less than 1 unit	Common stock	1,838,401	—	Shares less than 1 unit (100 shares)

Total Shares Issued		3,822,562,601	—	—

Voting Rights of Total Shareholders		—	36,602,775	—

(1)	2,000 shares held by Japan Securities Depository Center, Inc. are included in Stock with full voting right (Others). 99 treasury stocks are included in Shares less than 1 unit.

B. Treasury Stocks

		As of March 31, 2012
Name	Address	Directly held shares	Indirectly held shares	Total	Percentage of Issued Shares (%)
(Treasury Stocks)
Nomura Holdings, Inc.	1-9-1, Nihonbashi, Chuo-Ku, Tokyo, Japan	155,752,900	—	155,752,900	4.07
(Crossholding Stocks)
The Asahi Fire and Marine Insurance Co., Ltd.	7, Kanda Mitoshirocho, Chiyoda-Ku, Tokyo, Japan	2,528,800	—	2,528,800	0.07
Nomura Research Institute, Ltd.	1-6-5, Marunouchi, Chiyoda-Ku, Tokyo, Japan	1,000,000	—	1,000,000	0.03
Nomura Real Estate Development Co., Ltd.	1-26-2, Nishi Shinjuku, Shinjuku-Ku, Tokyo, Japan	1,000,000	—	1,000,000	0.03
Takagi Securities Co., Ltd.	1-3-1-400, Umeda, Kita-Ku, Osaka-Shi, Osaka, Japan	100,000	—	100,000	0.00
Tokyo Aircraft Instrument Co., Ltd.	2-2-6, Oyamagaoka, Machida- Shi, Tokyo, Japan	60,000	—	60,000	0.00
Nomura Japan Corporation	2-1-3 Nihonbashi Horidomecho, Chuo-Ku, Tokyo, Japan	5,000	—	5,000	0.00

Total	—	160,446,700	—	160,446,700	4.20

(9) Stock Option System

The Company adopts stock option system utilizing stock acquisition rights. See “(2) Stock Options” above.

2. Stock Repurchase

Type of Stock	Repurchase of the common stock in accordance with provisions of Articles 155-7 and 155-13 of the Companies Act.

(1) Stock Repurchase resolved by Shareholders’ Meeting

None

(2) Stock Repurchase resolved by Board of Directors

None

(3) Stock Repurchase not based on above (1) or (2)

	Number of Shares	Total Amount (Yen)
Stock repurchased during the year ended March 31, 2012(1)	47,842,719	8,287,428,304
Stock repurchased from April 1, 2011 to May 31, 2012	1,845	602,689

(1)	The above figures are results from acceptance of requests for purchasing less-than-a-full-unit-shares.
(2)	The above figures do not include those purchased from June 1, 2012 to the reporting date of this Annual Securities Report.

(4) Disposal and retention of repurchased stock

	Year ended March 31, 2012		Stock repurchased from April 1, 2011 to May 31, 2012
	Number of shares	Total amount of disposal (yen)	Number of shares	Total amount of disposal (yen)
Disposal through offering	—	—	—	—
Cancellation	—	—	—	—
Transfer through merger, share exchange and corporate division	—	—	—	—
Others(1)	9,273,130	6,694,838,806	19,295,599	12,028,830,107
Treasury stocks	155,752,988	—	136,459,234	—

(1)	Others are for purchasing less-than-a-full-unit-shares and disposal for exercise of stock acquisition rights.
(2)	The above figures do not include those purchased or disposed from June 1, 2012 to the reporting date of this Annual Securities Report.

3. Dividend Policy

The Company seeks to enhance shareholder value by capturing business opportunities as they develop. To achieve this goal, Nomura maintains sufficient capital to support its business. It reviews its capital sufficiency as appropriate, taking into consideration economic risks inherent in its businesses, regulatory requirements, and maintenance of a sufficient debt rating for a global financial institution.

The Company believes that raising shareholder value over the long term and paying dividends are essential to rewarding shareholders. It will strive to pay stable dividends using a consolidated payout ratio of 30 percent as a key indicator.

However, dividend payments for period will be determined taking into account a comprehensive range of factors such as the tightening of Basel regulations and other changes to the regulatory environment as well as the company’s consolidated financial performance.

The payment frequency is semi-annual in principle (record dates: September 30 and March 31).

Pursuant to Article 459 (1) of Companies Act of Japan, in the Company’s Articles of Incorporation, the Company established the capability to declare dividends from retained earnings by decision of the Board of Directors based on the record dates of June 30, September 30, December 31, and March 31 of each year.

As for retained earnings, the Company intends to invest in business areas where high profitability and growth may reasonably be expected, including development and expansion of infrastructure, to maximize shareholder value, while giving due regard to potential regulatory changes as mentioned above.

(Dividends for the fiscal year ended March 31, 2012)

In line with its dividend policy for the fiscal year ended March 31, 2012, the Company paid a dividend of 4 yen per share to shareholders of record as of September 30, 2011. Based on the same dividend policy, we paid a dividend of 2 yen per share to shareholders of record as of March 31, 2012. As a result, the annual dividend totaled 6 yen per share.

The details of dividends from retained earnings in the fiscal year ended March 31, 2011 are as follows.

Decision date	Record date	Total dividend value (millions of yen)	Dividend per share (yen)
Board of Directors November 1, 2011	September 30, 2011	14,658	4.00

Board of Directors April 27, 2012	March 31, 2012	7,334	2.00

4. Stock Price History

(1) Annual Highs and Lows in the last five years

Fiscal Year	104th	105th	106th	107th	108th
Year Ending:	March 31, 2008	March 31, 2009	March 31, 2010	March 31, 2011	March 31, 2012
High (Yen)	2,580	1,918	934	717	436
Low (Yen)	1,395	403	498	361	223

Prices on the first section of Tokyo Stock Exchange

(2) Monthly Highs and Lows in the last six months

Month	October 2011	November 2011	December 2011	January 2012	February 2012	March 2012
High (Yen)	327	302	267	289	390	417
Low (Yen)	261	223	231	238	273	356

Prices on the first section of Tokyo Stock Exchange

6. Status of Corporate Governance and Other

(1) Corporate Governance

Fundamental concept of corporate governance

The Company recognizes that enhanced corporate governance is one of the most important preconditions for the pursuit of transparent management, speedy group management, and increased corporate value for Nomura Group over the medium-to-long term. On this basis, the Company has been striving to strengthen and improve its corporate governance system.

Among other endeavors, the Company has been proactively reorganizing corporate governance structures to ensure transparent management. When the Company became a holding company of Nomura Group in October 2001, it installed outside Directors to strengthen its oversight functions, established an Internal Controls Committee as well as a compensation committee including outside directors, and set up an Advisory Board of eminent persons from outside the Company. Since its listing on the New York Stock Exchange (NYSE) in December 2001, the Company has been further improving its information disclosure system and promoting the building of a more transparent management framework. For instance, in June 2003, the Company adopted the Committee System. With the aim of further raising the strength and transparency of the Company’s oversight functions, the following three committees were put in place: the Nomination Committee, Audit Committee and Compensation Committee, each comprised of a majority of outside Directors. Further, considerable authority has been delegated to the Company’s Executive Officers for the speedy and efficient management of group operations.

In addition, Nomura Group enacted its Code of Ethics in 2004 which specifies items to be observed by each director, officer and employee of Nomura Group with respect to corporate governance and corporate social responsibility. Thus, the Company strives to fulfill its responsibility to all of its stakeholders, not to mention its shareholders.

The latest information on our status of corporate governance is disclosed to the Stock Exchanges on which we are listed, and can also be reviewed on our homepage (http://www.nomuraholdings.com/jp/investor/).

Matters related to the corporate governance of the Company

1. Organizational Structure

The Company’s organizational structure is a committee-based system under which management oversight and business execution functions are clearly separated. The committees (the Nomination Committee, Audit Committee and Compensation Committee), each of which are comprised of a majority of outside Directors have the function of enhancing management oversight and transparency. Authority for the execution of business functions is broadly delegated by the Board of Directors to the Executive Officers allowing for speedy and efficient decision-making. For these reasons, we have determined this to be the most suitable form of corporate governance for the Company.

Further, as a corporation listed on the NYSE, the Company believes that, among the various organizational structures applicable in Japan, an organizational structure based on this Committee System is the most compatible with the corporate governance standards stipulated in the NYSE Listed Company Manual.

<Business Execution Framework>

        As an entity adopting the Committee System, the Board of Directors has broadly delegated to the Executive Officers decision making authority for business execution functions to ensure that the Executive Officers can execute the Company’s business with speed and efficiency. Among the matters delegated to the Executive Officers by resolutions of the Board of Directors, the most important matters of business shall be deliberated and decided by specific management structures of the Company including the Executive Management Board, the Group Integrated Risk Management Committee, and the Internal Controls Committee. The roles and members of each management structure are outlined below.

(1) Executive Management Board

This board is chaired by the Group’s Chief Executive Officer (“CEO”) and also consists of the Group’s Chief Operating Officer (“COO”), Chief Executive Officers of each Nomura Group Business Division, and other persons designated by the Group CEO. The Executive Management Board deliberates and decides upon management strategies, business plans, budgets, the allocation of management resources, and other important matters related to the management of Nomura Group.

(2) Group Integrated Risk Management Committee

This committee is chaired by the Group CEO and also consists of the Group COO, Chief Executive Officers of each Nomura Group Business Division and the Chief Risk Officer of the Nomura Group and Chief Financial Officer of the Nomura Group, and other persons designated by the Group CEO. Based on a delegation by the Executive Management Board, the purpose of the Group Integrated Risk Committee is to deliberate on or determine important matters concerning enterprise risk management of the Nomura Group. Furthermore, the Global Risk Management Committee was established under the Group Integrated Risk Management Committee to deliberate and decide upon important individual matters related to positional risk management. Also in relation to risk management, this provides a global control framework with specialized departments that gathers and analyzes risk management information and a basis to determine and operate the risk management process.

(3) Internal Controls Committee

This committee is chaired by the Group CEO and also consists of persons designated by the Group CEO, an Audit Committee member elected by the Audit Committee, and a Director elected by the Board of Directors (the Audit Mission Director). The Internal Controls Committee deliberates and decides upon the principal matters related to the maintenance and assessment of internal controls with respect to the business operation systems of the Nomura Group, and matters related to the promotion of proper corporate behavior throughout the Nomura Group.

The board and committees above are responsible for deciding upon the execution of important business matters delegated by the Board of Directors, and are to report to the Board of Directors on the status of their discussions at least once every three (3) months.

In order to further bolster the Company’s business execution framework for financial operations that are becoming increasingly sophisticated and specialized, the Company utilizes a system whereby the Executive Officers delegate a part of their authority for business execution decisions to Senior Managing Directors, enabling them to focus more on individual business line activities.

In addition to the above, an “Advisory Board”, consisting of the heads of representative corporations has been set up as a consultative panel for the Executive Management Board in order to ensure that the board makes the utmost use of outside opinions in planning its management strategies.

<The Statutory Committees>

As an entity adopting Committee System, the Company has complied with its legal requirement to establish three statutory committees each comprised of a majority of outside Directors—the Nomination Committee, Audit Committee, and Compensation Committee. The roles, members, etc. of each Committee are outlined in the following:

(1) Nomination Committee

This Committee is a statutory organization responsible for determining the details of proposals on the election and dismissal of Directors for submission to a meeting of shareholders. The three members of this Committee are elected by the Board of Directors. The decisions are based on determined standards relating to personality, insight, expertise and experience in corporate management, independence and others. Nobuyuki Koga, who is the Chairman of the Board of Directors and does not serve concurrently as an Executive Officer, currently chairs the Committee. The other two members are Masahiro Sakane and Toshinori Kanemoto, both of whom are outside Directors.

(2) Audit Committee

This Committee is a statutory organization having powers to audit the execution of duties by the Directors and Executive Officers, to prepare audit reports, and to determine details of proposals regarding the election, dismissal, and non-reelection of the independent auditors for submission to a meeting of shareholders. The three members of the Committee are elected by the Board of Directors. The current members of the Committee are: Haruo Tsuji and Tsuguoki Fujinuma who are outside Directors and Masanori Itatani, Director not concurrently serving as an Executive Officer. Further, all three individuals are also independent directors as stipulated by the Sarbanes-Oxley Act of 2002, and Tsuguoki Fujinuma, satisfies the requirements of a Financial Expert under the Act and has sufficient expertise in the areas of finance and accounting. This Committee is chaired by Haruo Tsuji.

(3) Compensation Committee

This Committee is a statutory organization to determine the policy with respect to the particulars of compensation to be paid to the Directors and Executive Officers and the individual compensation for each of them. The three members of the Committee are elected by the Board of Directors. Nobuyuki Koga, currently chairs the Committee. The other two members are Masahiro Sakane and Toshinori Kanemoto, both of whom are outside Directors.

2. Status of the Internal Control System

Nomura Group is striving to strengthen and improve its internal control system in order to promote proper corporate behavior throughout the Group, from the viewpoints of ensuring management transparency and efficiency, complying with laws and regulations, controlling risks, ensuring the reliability of business and financial reports, and fostering the timely and appropriate disclosure of information. The internal control system implemented in the Company has been resolved by the Board of Directors under the title of “Structures for ensuring appropriate operations of Nomura Holdings, Inc.”

Furthermore, in relation to effective and adequate internal controls, the Nomura Group Internal Audit Department has been established independently from the business lines. The Nomura Group Internal Audit Department and the other similar audit sections placed in major affiliated subsidiaries conduct internal audits of the Company and subsidiaries. The Nomura Group Internal Audit Department follows the instructions of the Internal Controls Committee in the execution of its duties. Results of the internal audits are reported not only to the business execution lines, but also to the Audit Committee and the Audit Mission Director.

3. Status of Improvement of the Risk Management System

Please refer to Item 2. Operating and Financial Review “(4) Quantitative and Qualitative Disclosures about Market Risk” of the section “6. Operating and Financial Analysis”.

4. Compensation

The overview of Nomura Group’s compensation framework is as follows:

(1) Compensation policy

We have developed our compensation policy for both executives and employees of Nomura Group to enable us to achieve sustainable growth, realize a long-term increase in shareholder value, deliver client excellence, compete in a global market and enhance our reputation. Our compensation policy is based around the following six key themes. It aims to:

1.	align with Nomura values and strategies;

2.	reflect firm, division and individual performance;

3.	establish appropriate performance measurement with a focus on risk;

4.	align employee and shareholder interests;

5.	establish appropriate compensation structures; and

6.	ensure robust governance and control processes.

(2) Compensation governance

The Compensation Committee of Nomura, which is a statutory committee, is responsible for approving our overall compensation policy and for ensuring that Nomura Group’s compensation framework supports our business strategy.

The Company has delegated authority to the Human Resources Committee (“HRC”) to develop and to implement Nomura Group’s compensation policy. The HRC’s responsibilities include:

•

approving the compensation framework, assuring that it is in line with global compensation strategy, while taking into account necessary factors to ensure that all staff, including members of executive management, are provided with appropriate incentives to enhance their performance and are rewarded for their individual contributions to the success of our business globally,

•	approving the total bonus pool and its allocation to each business,

•

reviewing the performance measures of senior executives to ensure that benefits, including rights to performance-related compensation, reflect the performance of both individuals and our business globally,

•	continually reviewing the appropriateness and relevance of the compensation policy and

•	approving any major changes in employee benefits structures globally.

Current members of the HRC include the Group CEO (as Chairman of the Committee), Group COO (concurrently serving as Wholesale Chairman & CEO), Retail CEO, Asset Management CEO, CFO, Chief Risk Officer (CRO), Executive Officer of the CEO/COO Office and Executive Officer of Human Resources.

(3) Nomura’s compensation framework

The outline of our compensation framework is as follows:

Compensation Components	Purposes	Specific Elements
Base Salary	• Rewards individuals for their knowledge, skills, competencies and experiences • Reflects local labor market standards	• Base pay

Fixed Allowances	• Reflects practices of local labor markets to deliver allowances as a part of fixed compensation to individuals	• Housing allowances • Overtime pay

Variable Compensation

•    Rewards team and individual performances, and their contribution to results     as well as strategic and future value

•    Reflects appropriate internal and market-based comparisons

•    Reflects broad view on compensation, including individual performances,     approaches to risk, compliance and cross divisional cooperation

• Cash bonuses • Deferred compensation

Benefits are driven by local market regulations and practices, and are not included in the above.

(4) Variable compensation

In the compensation framework referred in (3), the outline of Variable Compensation is as follows;

Cash bonuses

A proportion of the variable compensation is delivered in the form of a cash payment following the end of the fiscal year. Individuals with higher levels of compensation receive a lower proportion in cash. This is in line with regulatory guidance, and while the policy is global in application, specific local regulatory requirements will be adhered to when deciding on proportions of cash bonuses.

Deferred compensation

Certain senior management and employees whose compensation is above a certain level receive a portion of their variable compensation in the form of deferred compensation vehicles. By linking the economic value to Nomura’s stock price or imposing certain vesting periods in place, such plans will:

•	align employee interest with that of shareholders;

•	increase employee retention through providing opportunities to grow personal wealth over certain period from the grant to vesting; and

•	encourage cross-divisional and cross-regional collaboration by focusing individuals on a common goal of the long-term increase in corporate value.

With these benefits, deferred compensation plans are also recommended by regulators of key jurisdictions in which we operate.

The deferral period for our deferred compensation plans is three or more years in principle, and is five years for senior management and employees with certain responsibilities. This is in line with the “Principles for Sound Compensation Practices” issued by the FSB, which recommends, among others, a deferral period of three or more years.

In addition, unvested deferred compensation shall be reduced or forfeited in case of:

•	material restatement in financial statements

•	material violation of policies of Nomura; and

•	material detriment to the business or reputation of Nomura.

Nomura has 1. Core deferral plans, 2. Supplemental deferral plans and 3. Multi-Year Performance Deferral plan as its deferred compensation.

1. Core deferral plans

(a) Stock Acquisition Right (“SAR”) Plan

Nomura has issued the following two types of SARs.

•	SAR Plan A

Options are awarded with an exercise price higher than Nomura’s stock price on the date of grant. There is a certain period set between the date of grant and the date of vesting. They are qualified as SARs under Japanese taxation laws and therefore have been issued mainly to employees in Japan.

•	SAR Plan B

This plan is intended to offer a similar economic effect as restricted stock, as commonly used in the U.S. and Europe. Options are granted with an exercise price of ¥1 per share. There is a certain period set between the date of grant and the date of vesting.

(b) Notional Stock Unit (“NSU”) Plan

This is a cash-settled plan that has been designed to replicate the key features of the SAR Plan B described above. This allows equity-linked awards to be made in countries where SARs are less favorably treated from tax or other perspectives.

2. Supplemental deferral plans

We also introduced the following deferral plans for the fiscal year ended March 31, 2011. These plans were offered to certain senior management and employees in addition to the Core deferral plans. The plans reinforce our goals of retaining and motivating our key talent in the competitive market place.

(a) Collared Notional Stock Unit (“CSU”) Plan

This plan is linked to the value of the Nomura’s stock price subject to a cap and a floor.

(b) Notional Indexed Unit (“NIU”) Plan

This plan is linked to a world stock index quoted by Morgan Stanley Capital International. Other material terms, including deferral period and vesting conditions, are the same as those for CSUs.

3. Multi-Year Performance Deferral (“MYPD”) plan

We also introduced MYPD as a deferred compensation for the fiscal year ended March 31, 2012 to senior management and employees with certain responsibilities. Number of units to be granted upon achieving a certain performance target is notified to applicable candidates in advance. At the end of a 2 year performance period, number of units is adjusted, subject to a degree of achievement, and granted in the form of Plan B SARs or NSUs. In case of performance below certain levels, no SARs or NSUs will be granted.

(5) Consistency with risk management and linkage to performance

In determining the aggregate compensation, Nomura considers the ratio of personnel expense against income (after a certain risk adjustment and before deduction of tax and personnel expenses). Risk adjustment of income is done by deducting a certain proportion of economic capital from each division’s revenue. Such economic capital comprehensively recognizes quantitatively assessed risks, and reflects various risks including market, credit, liquidity, and operational risks.

Nomura recognizes that its aggregate compensation maintains consistency with the current financial soundness and future prospects of Nomura, and that it does not have significant impact on capital adequacy in the future.

(6) Compensation for Directors and Executive Officers

Pursuant to the fundamental approach and framework of compensation as described above, and as a company which adopts the committee-based corporate governance system, the Compensation Committee of Nomura determines compensation of its Directors and Executive Officers in accordance with the applicable compensation policy.

1	Aggregate compensation

	Millions of yen
	Year ended March 31, 2012
Category	Number of Directors or Executive Officers(1)	Basic Compensation(2)	Bonus	Total
Directors	15	¥362	¥—	¥362
(includes Outside Directors)	(10)	(170)	—	(170)
Executive Officers	6	378	—	378

Total	21	¥740	¥—	¥740

(1)	The numbers of people above include 3 Directors (including 2 Outside Directors) and 1 Executive Officer who resigned in May and June 2011. There were 14 Directors and 5 Executive Officers as of March 31, 2012, of which 2 Directors were concurrently serving as Executive Officers. Their compensation is included in that of Executive Officers.
(2)	Basic compensation of ¥740 million includes other compensation (commuter pass allowance) of ¥1 million that has been provided.
(3)	In addition to the amount above: (1) SARs and supplemental deferral plans have been granted during the year ended March 31, 2012 and in the past. ¥214 million for Directors (including ¥1 million for Outside Directors) and ¥587 million for Executive Officers were recognized as expense in the financial statements for the year ended March 31, 2012; and (2) subsidiaries of Nomura paid ¥138 million to Outside Directors as compensation etc. for their directorship at those subsidiaries for the year ended March 31, 2012.

2.    Individual compensation of Directors and Executive Officers receiving ¥100 million or more

			Millions of yen
Name	Company	Category	Fixed Remuneration (Basic Compensation)			Variable Compensation(2)			Total
			Base Salary	Equity Compensation (SARs)(1)	Total	Cash Bonus	Deferred Compensation (SARs, etc.)	Total
Kenichi Watanabe	Nomura	Director, Representative Executive Officer (Group CEO)	108	20	128	—	—	—	128
Takumi Shibata	Nomura	Director, Representative Executive Officer (Group COO)	96	17	113	—	—	—	113

(1)	The fair value of Equity Compensation (SARs) under Basic Compensation is 397 yen per share, which is based on the share price at the time of grant (June 2011). For details, Item 4. Company Information “(2) Stock Options” of the section “1. Share Capital Information”.
(2)	Variable Compensation indicates the amount determined as remuneration based on the performance during the fiscal year ended March 31, 2012 (“this fiscal year”). In accordance with the FIEA and the “Comprehensive Guidelines for Supervision of Financial Instruments Business Operators, etc.”, Nomura, as a Final Designated Parent Company of a securities company, is required to prepare “Explanatory Document on the Status of Operation and Property” (“Disclosure Paper”) from this year. As the disclosure of compensation schemes and aggregate compensation of key officers and employees of the group for this fiscal year are required in the Disclosure Paper, the compensation disclosed in this Annual Securities Report is also based on this fiscal year’s performance.
(3)	For accounting purposes, expenses of Equity Compensation and Deferred Compensation (such as SARs) are recognized over the vesting period, starting from the time of the grant. Amount of expenses for Equity Compensation under Basic Compensation and Variable Compensation recognized during this fiscal year relating to Kenichi Watanabe and Takumi Shibata were ¥191 million and ¥164 million, respectively, which is an aggregate of Equity Compensation and Deferred Compensation granted during the past several years before the end of this fiscal year. These amounts are not the compensation determined based on the performance during this fiscal year.

5. Limitation of Liability Agreement

The Company has entered into agreements with all of the outside Directors, which limit their liabilities to the Company under Article 423, Paragraph 1 of the Companies Act. The liability under the agreement is limited up to the higher of ¥20 million or the amount prescribed by the laws and ordinances.

Organization, personnel and procedures for internal audits and audits by the Audit Committee/Cooperation in the conduct of internal audits, audits by the Audit Committee and accounting audits and their relationship with Internal Audit Department.

As an entity adopting Committee System, the Board of Directors and the Audit Committee perform the central management oversight functions in the Company. To establish the independence of the Committee from the execution of business more transparently, the members of the Audit Committee are organized by the outside Directors, Haruo Tsuji and Tsuguoki Fujinuma and a Director not concurrently serving as Executive Officer, Masanori Itatani. Tsuguoki Fujinuma, satisfies the requirements of a Financial Expert under the Sarbanes-Oxley Act of 2002 and has sufficient expertise in the areas of finance and accounting. In order to increase the effectiveness of audit work, a non-executive full-time Director familiar with the business and organization of Nomura Group has been appointed as Audit Mission Director and works in that capacity to assist the Audit Committee in conducting audits. The Audit Mission Director assists audits by the Audit Committee by supervising operations, attending important meetings, and performing daily hearings and visiting audit in accordance with the instructions of the Audit Committee. The Company has also established an Office of Audit Committee to support the Audit Committee. The Office of Audit Committee provides operational support for the Audit Committee and assists the Audit Mission Directors and the members of the Audit Committee in conducting audits. Either Audit Committee or an Audit Committee member elected by the Audit Committee performs personal evaluations of the staff employees working in the Office of Audit Committee, and the consent of either Audit Committee or an Audit Committee member elected by the Audit Committee is required for recruitments, transfers, and discipline of employees serving in the Office.

Further, in order to ensure effective and adequate internal controls the Nomura Group Internal Audit Department has been established independently from the business lines. The Nomura Group Internal Audit Department and the other similar audit sections placed in major affiliated subsidiaries conduct internal audits of the Company and subsidiaries. The status of implementation of the internal audit is reported to the Internal Controls Committee, made up partly of an Audit Committee member and attended by an Audit Mission Director, and the matters discussed at the Internal Controls Committee are reported to the Board of Directors. Results of individual internal audits are also reported periodically (monthly as a general rule) to the Audit Committee by Nomura Group Internal Audit Department, either directly or through the Audit Mission Directors. In addition, Audit Committee members may recommend changes in an internal audit plan, additional audit procedures, and preparations for improvement plans to Executive Officers, with respect to the annual plan, status of implementation, and results of an internal audit.

The Audit Committee has authority to approve the annual audit plan of the independent auditor, hear reports and explanations on the accounting audit from the independent auditor at least once each quarter, exchange information from time to time with the independent auditor, audit the method and result of the independent auditor’s audits in view of the appropriateness thereof, and examine the relevant financial documents and supplementary schedules. In addition, audit fees to be paid to the independent auditor are approved by the Audit Committee upon explanation from the CFO. Furthermore, regarding the services rendered to the Company and its subsidiaries by the independent auditor and its affiliates and the fees to be paid, the Company has stipulated the procedure for deliberation and prior approval by the Audit Committees upon the request of the CFO, pursuant to the U.S. Sarbanes-Oxley Act of 2002 and the relevant rules of the U.S. Securities and Exchange Commission.

The Number of the Outside Directors, Personal Relations, Capital Relations, Business Relations and or Other Stakes, and the Function and the Role in Accomplishing the Corporate Governance, and Their Appointment.

As an entity adopting an organizational structure to separate the management oversight functions from business execution functions, the Board of Directors has seven outside Directors among 13 directors, aiming to ensure transparent management under the external oversight. The outside Directors monitor management decisions on significant issues and business execution through their activities on the Board of Directors, Nomination Committee, Audit Committee and Compensation Committee with their ample expertise and experience.

As none of the outside Directors fall under the categories for which independency is considered suspect, and since none have conflicts of interests with the shareholders, the Company has filed each of its seven outside Directors as being independent directors in the Company’s submission to the Exchange.

Status of Equity Investment

(1)	Equity investment not for pure investment purpose

Number of the different securities:	378 securities
Amount on balance sheet:	¥85,454 million

(2)	Equity investments not for pure investment purpose by security, number of shares, amount on balance sheet and holding purpose.

(Year ended March 31, 2011)

Name of security	Number of shares (‘000 shares)	Amount on balance sheet (Millions of yen)	Holding purpose
Toyota Motor Corporation	3,553	11,903	To enhance business relationship
DENTSU INC.	2,400	5,153	Same as above
Asahi Breweries, Ltd.	2,650	3,665	Same as above
MS&AD Insurance Group Holdings, Inc.	1,810	3,428	Same as above
Resona Holdings, Inc.	7,905	3,130	Same as above
HIROSE ELECTRIC CO., LTD.	300	2,688	Same as above
The Chiba Bank, Ltd.	5,693	2,653	Same as above
Benesse Holdings, Inc.	568	1,933	Same as above
Takashimaya Company, Limited	3,200	1,699	Same as above
The Gunma Bank, Ltd.	3,168	1,397	Same as above
JGC Corporation	700	1,364	Same as above
THE NISHI-NIPPON CITY BANK, LTD.	4,610	1,102	Same as above
Nankai Electric Railway Co., Ltd.	3,316	1,101	Same as above
The Hiroshima Bank, Ltd.	3,000	1,083	Same as above
The Shizuoka Bank, Ltd.	1,500	1,032	Same as above
Credit Saison Co., Ltd.	759	1,016	Same as above
Osaka Securities Exchange Co., Ltd.	2	1,002	Same as above
The Musashino Bank, Ltd.	313	844	Same as above
SURUGA bank, Ltd.	1,136	839	Same as above
The Juroku Bank, Ltd.	2,617	715	Same as above
Mitsui Fudosan Co., Ltd.	516	708	Same as above
Hokuhoku Financial Group, Inc.	4,132	669	Same as above
Sapporo Hokuyo Holdings, Inc	1,670	668	Same as above
NIPPON EXPRESS CO., LTD.	2,060	657	Same as above
The Iyo Bank, Ltd.	934	647	Same as above
Japan Securities Finance Co., Ltd.	1,010	556	Same as above
SHOWA AIRCRAFT INDUSTRY CO., LTD.	834	533	Same as above
The Aomori Bank, Ltd.	2,040	520	Same as above
Heiwa Corporation	400	515	Same as above
The Awa Bank, Ltd.	1,000	505	Same as above

(Year ended March 31, 2012)

Name of security	Number of shares (‘000 shares)	Amount on balance sheet (Millions of yen)	Holding purpose
Toyota Motor Corporation	3,553	12,684	To enhance business relationship
DENTSU INC.	2,400	6,326	Same as above
Asahi Breweries, Ltd.	2,650	4,857	Same as above
Resona Holdings, Inc.	7,905	3,012	Same as above
The Chiba Bank, Ltd.	5,693	3,006	Same as above
HIROSE ELECTRIC CO., LTD.	300	2,607	Same as above
Benesse Holdings, Inc.	568	2,342	Same as above
The Gunma Bank, Ltd.	3,168	1,403	Same as above
The Shizuoka Bank, Ltd.	1,500	1,278	Same as above
Credit Saison Co., Ltd.	759	1,271	Same as above
Nankai Electric Railway Co., Ltd.	3,316	1,167	Same as above
The Hiroshima Bank, Ltd.	3,000	1,134	Same as above
Osaka Securities Exchange Co., Ltd.	2	1,103	Same as above
THE NISHI-NIPPON CITY BANK, LTD.	4,610	1,079	Same as above
SURUGA bank, Ltd.	1,136	960	Same as above
Takashimaya Company, Limited	1,379	947	Same as above
The Musashino Bank, Ltd.	313	892	Same as above
Mitsui Fudosan Co., Ltd.	516	817	Same as above
The Juroku Bank, Ltd.	2,617	746	Same as above
The Iyo Bank, Ltd.	934	685	Same as above
NIPPON EXPRESS CO., LTD.	2,060	665	Same as above
Heiwa Corporation	400	665	Same as above
Hokuhoku Financial Group, Inc.	4,132	653	Same as above
Nippon Television Network Corporation	42	555	Same as above
The Aomori Bank, Ltd.	2,040	522	Same as above
Sapporo Hokuyo Holdings, Inc	1,670	509	Same as above
The Awa Bank, Ltd.	1,000	508	Same as above
The Joyo Bank, Ltd.	1,298	492	Same as above
The Higo Bank, Ltd.	1,000	490	Same as above
Japan Securities Finance Co., Ltd.	1,010	484	Same as above

(3)	Equity investments for pure investment purpose

	Millions of yen
	Year ended March 31, 2011	Year ended March 31, 2012
	Total amount on balance sheet	Total amount on balance sheet	Total dividends received	Total gains on sale	Total gains on valuation
Non-listed securities	1,000	1,950	—	—	—
Listed securities	25,312	10,884	524	10,977	7,543

Regulations on the Number of Directors

The Company’s Articles of Incorporation provide for not more than 20 Directors.

Requirements for a Resolution to Elect Directors

The Company’s Articles of Incorporation provide that a resolution for the election of Directors shall be adopted at meeting of shareholders at which shareholders holding not less than one-third ( 1/3) of the voting rights out of the total number of the voting rights owned by all the shareholders of the Company are present, upon approval by a majority of the voting rights of the shareholders so present. The Company’s Articles of Incorporation also provide that no cumulative voting shall be used for the election of Directors.

Requirement on “Special” Resolution at the Meeting of Shareholders

The Company’s Articles of Incorporation provide for any resolution under Article 309, Paragraph 2 of the Companies Act shall be adopted at meeting of shareholders at which shareholders holding not less than one-third ( 1/3) of the voting rights owned by all shareholders of the Company shall be present, by a majority of not less than two-thirds ( 2/3) of the voting rights of the shareholders so present.

Decision-Making Body for Dividends and Other Particulars

In order for the Company to return the profit to the shareholders and execute capital policy responding flexibly to changes in the business environment, the Company’s Articles of Incorporation provide for dividends and other particulars under Article 459, Paragraph 1 of the Companies Act shall be adopted at Board of Directors, instead of meeting of shareholders unless prescribed by law.

Exemption from liability for Directors and Executive Officers

In order for the Directors and Executive Officers to exhibit expected roles in execution of their duties, the Company’s Articles of Incorporation provide for Directors (including former Directors) and Executive Officers (including former Executive Officers) under Article 423, Paragraph 1, to exempt any liabilities under Article 426, Paragraph 1, up to the amount specified in the law.

Preferred Stock

The Company’s Articles of Incorporation enables the Company to issue preferred stock with no voting rights, other than common stock. The unit shares for preferred stock is 100 shares, same as common stock. The shareholders of the preferred stock do not have voting right to any of the agenda proposed at a meeting of shareholders, as long as the shareholders of the preferred stocks receive preferred dividends that are paid in priority to the shareholders of the common stock.

Names of the certified public accountants who executed the audit work, name of the audit corporation to which the certified public accountants belong, and composition of the assistants assigned to the audit work

1. Names of the certified public accountants who executed the audit work and name of the audit corporation to which the certified public accountants belong

Designated and Operating Partner Tadayuki Matsushige	Ernst & Young ShinNihon LLC

Designated and Operating Partner Hiroki Matsumura	Ernst & Young ShinNihon LLC

Designated and Operating Partner Yuichiro Sakurai	Ernst & Young ShinNihon LLC

Designated and Operating Partner Junko Kamei	Ernst & Young ShinNihon LLC

Personal profiles are not provided, as none of the above accountants have records of more than seven years of continuous service as auditors of the Company.

2. Composition of the assistants assigned to the audit work

Certified public accountants:	twenty two (22) persons

Others:	sixty five (65) persons

Others include junior accountants, those who passed the Certified Public Accountant Examination and system auditors.

(2) Audit fees, etc

1. Details of fees to Ernst & Young ShinNihon LLC

	Year ended March 31, 2011		Year ended March 31, 2012
	Audit	Non-audit	Audit	Non-audit
	(in millions of yen)
Company	¥806	¥74	¥766	¥60
Consolidated subsidiaries	297	99	527	112

Total	¥1,103	¥173	¥1,293	¥172

2. Details of significant fees to Ernst & Young and its member firm companies other than Ernst & Young ShinNihon LLC

Ernst & Young ShinNihon LLC is a member firm of Ernst & Young. Ernst & Young and its member firm companies other than Ernst & Young ShinNihon LLC also provide a various type of services, such as audit services, audit-related services, tax services and other services with the Company and its consolidated subsidiaries. The following table presents information about fees for those services provided by Ernst & Young and its member firm companies other than Ernst & Young ShinNihon LLC.

	Millions of yen	Millions of yen
	Year ended March 31, 2011	Year ended March 31, 2012
Audit Fees	¥1,480	¥1,649
Audit-Related Fees	67	126
Tax Service Fees	115	127
Other Fees	156	100

Total	¥1,818	¥2,002

3. Details of non-audit services provided by Ernst & Young ShinNihon for the Company

Ernst & Young ShinNihon LLC provides certain non-audit services, such as, accounting advice and comfort letter, which are not included in the scope of services prescribed in Article 2, Paragraph 1 of Certified Public Accountants Act, with the Company.

4. Approval of audit fees

Our Audit Committee is to agree on audit fee level for Ernst & Young ShinNihon LLC after receiving the explanation from our Chief Financial Officer (“CFO”). With respect to non-audit services to be provided by Ernst & Young ShinNihon LLC, Ernst & Young and its member firm companies, our Audit Committee receives the application from our CFO and makes the pre-approval decision on these services after reviewing the details and estimated fee levels for each engagement, pursuant to its internal policies.

Item 5. Financial Information

1. Preparation Method of Consolidated Financial Statements and Unconsolidated Financial Statements

(1)	Pursuant to Article 95 of “Regulations Concerning the Terminology, Forms and Preparation Methods of Consolidated Financial Statements” (Ministry of Finance Ordinance No. 28, 1976), the consolidated financial statements were prepared in accordance with the accounting principles which are required in order to issue American Depositary Shares (“ADS”), i.e., the accounting principles generally accepted in the United States of America (“U.S. GAAP”).

(2)	The consolidated financial statements were prepared by making necessary adjustments to the financial statements of each consolidated company which were prepared in accordance with the accounting principles generally accepted in each country. Such adjustment has been made to comply with above-mentioned principles in (1).

(3)	The unconsolidated financial statements of the Company were prepared based on the “Regulations Concerning the Terminology, Forms and Preparation Methods of Financial Statements” (Ministry of Finance Ordinance No.59, 1963) (the “Regulations”) and Article 2 of the Regulation.

2. Audit Certificate

Under Article No.193-2-1 of the Financial Instruments and Exchange Act, Ernst & Young ShinNihon LLC performed audits of the consolidated and unconsolidated financial statements for the previous period (from April 1, 2010 to March 31, 2011) and for the current period (from April 1, 2011 to March 31, 2012).

3. Specific efforts to ensure the appropriateness of the consolidated financial statements

The Company makes specific efforts to ensure the appropriateness of its consolidated financial statements. Certain internal structures are in place for ensuring the Company’s correct understanding of the accounting standards and the ability to accurately deal with any changes in the standards as well as for maintaining the completeness and appropriateness in disclosure in relation to any significant information which is subject to disclosure requirements.

1. Consolidated Financial Statements and Other

(1) Consolidated Financial Statements

NOMURA HOLDINGS, INC.

1. CONSOLIDATED BALANCE SHEETS

		Millions of yen
		March 31
	Notes	2011	2012
ASSETS
Cash and cash deposits:
Cash and cash equivalents		¥1,620,340	¥1,070,520
Time deposits		339,419	653,462
Deposits with stock exchanges and other segregated cash		190,694	229,695

Total cash and cash deposits		2,150,453	1,953,677

Loans and receivables:	*9
Loans receivable (including ¥554,180 million and ¥458,352 million measured at fair value by applying the fair value option in 2011 and 2012, respectively)	*2	1,271,284	1,293,372
Receivables from customers		32,772	58,310
Receivables from other than customers		928,626	864,629
Allowance for doubtful accounts		(4,860)	(4,888)

Total loans and receivables		2,227,822	2,211,423

Collateralized agreements:
Securities purchased under agreements to resell (including ¥904,126 million and ¥752,407 million measured at fair value by applying the fair value option in 2011 and 2012, respectively)	*2	9,558,617	7,662,748
Securities borrowed		5,597,701	6,079,898

Total collateralized agreements		15,156,318	13,742,646

Trading assets and private equity investments:
Trading assets (including securities pledged as collateral of ¥4,621,042 million and ¥4,732,118 million in 2011 and 2012, respectively; including ¥15,444 million and ¥16,548 million measured at fair value by applying the fair value option in 2011 and 2012, respectively)	*2, 3	14,952,511	13,921,639
Private equity investments (including ¥62,553 million and ¥53,635 million measured at fair value by applying the fair value option in 2011 and 2012, respectively)	*2, 4	289,420	201,955

Total trading assets and private equity investments		15,241,931	14,123,594

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥300,075 million in 2011 and ¥355,804 million in 2012)		392,036	1,045,950
Non-trading debt securities	*2, 7	591,797	862,758
Investments in equity securities	*2	91,035	88,187
Investments in and advances to affiliated companies	*9, 21	273,105	193,954
Other (including ¥1,627 million measured at fair value by applying the fair value option in 2012)	*2, 7, 12	568,493	1,475,123

Total other assets		1,916,466	3,665,972

Total assets		¥36,692,990	¥35,697,312

The accompanying notes are an integral part of these consolidated financial statements.

		Millions of yen
		March 31
	Notes	2011	2012
LIABILITIES AND EQUITY
Short-term borrowings (including ¥183,524 million and ¥153,497 million measured at fair value by applying the fair value option in 2011 and 2012, respectively)	*2, 13	¥1,167,077	¥1,185,613
Payables and deposits:
Payables to customers		880,429	764,857
Payables to other than customers		410,679	767,860
Deposits received at banks		812,500	904,653

Total payables and deposits		2,103,608	2,437,370

Collateralized financing:
Securities sold under agreements to repurchase (including ¥332,337 million and ¥307,083 million measured at fair value by applying the fair value option in 2011 and 2012, respectively)	*2	10,813,797	9,928,293
Securities loaned		1,710,191	1,700,029
Other secured borrowings		1,162,450	890,952

Total collateralized financing		13,686,438	12,519,274

Trading liabilities	*2, 3	8,688,998	7,495,177
Other liabilities (including ¥4,246 million measured at fair value by applying the fair value option in 2012)	*2, 12	552,316	1,165,901
Long-term borrowings (including ¥2,300,606 million and ¥1,925,421 million measured at fair value by applying the fair value option in 2011 and 2012, respectively)	*2, 13	8,402,917	8,504,840

Total liabilities		34,601,354	33,308,175

Commitments and contingencies	*22
Equity:	*19
Nomura Holdings, Inc (“NHI”) shareholders’ equity:
Common stock
No par value shares Authorized—6,000,000,000 shares in 2011 and 2012 Issued—3,719,133,241 shares in 2011 and 3,822,562,601 shares in 2012 Outstanding—3,600,886,932 shares in 2011 and 3,663,483,895 shares in 2012		594,493	594,493
Additional paid-in capital		646,315	698,771
Retained earnings		1,069,334	1,058,945
Accumulated other comprehensive income (loss)		(129,696)	(145,149)

Total NHI shareholder’s equity before treasury stock		2,180,446	2,207,060
Common stock held in treasury, at cost—118,246,309 shares in 2011 and 159,078,706 shares in 2012		(97,692)	(99,819)

Total NHI shareholders’ equity		2,082,754	2,107,241

Noncontrolling interests		8,882	281,896
Total equity		2,091,636	2,389,137

Total liabilities and equity		¥36,692,990	¥35,697,312

The accompanying notes are an integral part of these consolidated financial statements.

The following table presents the classification of consolidated variable interest entities’ (“VIEs”) assets and liabilities. The assets of a consolidated VIE may only be used to settle obligations of that VIE. Creditors do not have any recourse to Nomura beyond the assets held in the VIEs. See Note 8 “Securitizations and Variable Interest Entities” for further information.

	Billions of yen
	March 31
	2011	2012
Cash and cash deposits	¥92	¥52
Trading assets and private equity investments	1,110	999
Other assets	132	555

Total assets	¥1,334	¥1,606

Trading liabilities	¥38	¥42
Other liabilities	7	35
Borrowings	1,032	992

Total liabilities	¥1,077	¥1,069

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

2. CONSOLIDATED STATEMENTS OF INCOME

		Millions of yen
		Year ended March 31
	Notes	2011	2012
Revenue:
Commissions		¥405,463	¥347,135
Fees from investment banking		107,005	59,638
Asset management and portfolio service fees		143,939	144,251
Net gain on trading	*2, 3	336,503	272,557
Gain on private equity investments		19,292	25,098
Interest and dividends		346,103	435,890
Gain (loss) on investments in equity securities		(16,677)	4,005
Other	*11	43,864	563,186

Total revenue		1,385,492	1,851,760
Interest expense		254,794	315,901

Net revenue		1,130,698	1,535,859

Non-interest expenses:
Compensation and benefits		518,993	534,648
Commissions and floor brokerage		92,088	93,500
Information processing and communications		182,918	177,148
Occupancy and related depreciation		87,843	100,891
Business development expenses		30,153	48,488
Other	*11	125,448	496,227

Total non-interest expenses		1,037,443	1,450,902

Income before income taxes		93,255	84,957

Income tax expense	*18	61,330	58,903

Net income		¥31,925	¥26,054

Less: Net income attributable to noncontrolling interests		3,264	14,471

Net income attributable to NHI shareholders		¥28,661	¥11,583

		Yen
Per share of common stock:	*14
Basic—
Net income attributable to NHI shareholders per share		¥7.90	¥3.18

Diluted—
Net income attributable to NHI shareholders per share		¥7.86	¥3.14

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

3. CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Millions of yen
	Year ended March 31
	2011	2012
Common stock
Balance at beginning of year	¥594,493	¥594,493

Balance at end of year	594,493	594,493

Additional paid-in capital
Balance at beginning of year	635,828	646,315
Issuance of common stock	—	30,356
Gain on sales of treasury stock	3,191	719
Issuance and exercise of common stock options	7,296	19,466
Purchase / sale of subsidiary shares, net	—	1,915

Balance at end of year	646,315	698,771

Retained earnings
Balance at beginning of year	1,074,213	1,069,334
Cumulative effect of change in accounting principle(1)	(4,734)	—
Net income attributable to NHI shareholders	28,661	11,583
Cash dividends	(28,806)	(21,972)

Balance at end of year	1,069,334	1,058,945

Accumulated other comprehensive income (loss)
Cumulative translation adjustments
Balance at beginning of year	(74,330)	(97,426)
Net change during the year	(23,096)	(13,226)

Balance at end of year	(97,426)	(110,652)

Defined benefit pension plans
Balance at beginning of year	(34,802)	(32,270)
Pension liability adjustment	2,532	(2,862)

Balance at end of year	(32,270)	(35,132)

Non-trading securities
Balance at beginning of year	—	—
Net unrealized gain on non-trading securities	—	635

Balance at end of year	—	635

Balance at end of year	(129,696)	(145,149)

Common stock held in treasury
Balance at beginning of year	(68,473)	(97,692)
Repurchases of common stock	(37,378)	(8,944)
Sales of common stock	4	1
Common stock issued to employees	8,155	6,693
Other net change in treasury stock	—	123

Balance at end of year	(97,692)	(99,819)

Total NHI shareholders’ equity
Balance at end of year	2,082,754	2,107,241

Noncontrolling interests
Balance at beginning of year	6,085	8,882
Cash dividends	(100)	(2,760)
Net income attributable to noncontrolling interests	3,264	14,471
Accumulated other comprehensive income (loss) attributable to noncontrolling interests
Cumulative translation adjustments	(1,055)	(575)
Net unrealized gain on non-trading securities	—	206
Pension liability adjustment	—	207
Purchase / sale of subsidiary shares, net	0	271,515
Other net change in noncontrolling interests	688	(10,050)

Balance at end of year	8,882	281,896

Total equity
Balance at end of year	¥2,091,636	¥2,389,137

(1)	Cumulative effect of change in accounting principle for the year ended March 31, 2011 is an adjustment to initially apply Accounting Standards Update (“ASU”) No. 2009-17 “Consolidation (Topic 810): Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities” (“ASU 2009-17”).

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

4. CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Millions of yen
	Year ended March 31
	2011	2012
Net income	¥31,925	¥26,054
Other comprehensive income (loss):
Change in cumulative translation adjustments, net of tax	(24,151)	(13,801)
Defined benefit pension plans:
Pension liability adjustment	4,074	(4,203)
Deferred income taxes	(1,542)	1,548

Total	2,532	(2,655)

Non-trading securities:
Net unrealized gain on non-trading securities	—	1,339
Deferred income taxes	—	(498)

Total	—	841

Total other comprehensive income (loss)	(21,619)	(15,615)

Comprehensive income (loss)	10,306	10,439
Less: Comprehensive income attributable to noncontrolling interests in subsidiaries	2,209	14,309

Comprehensive income (loss) attributable to NHI shareholders	¥8,097	¥(3,870)

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

5. CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen
	Year ended March 31
	2011	2012
Cash flows from operating activities:
Net income	¥31,925	¥26,054
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	75,587	100,572
Stock option expenses	18,638	26,869
(Gain) loss on investments in equity securities	16,677	(4,005)
Equity in earnings of affiliates, net of dividends received	(6,800)	(969)
Loss on disposal of office buildings, land, equipment and facilities	6,348	5,351
Deferred income taxes	55,199	37,772
Changes in operating assets and liabilities:
Time deposits	(155,251)	(318,104)
Deposits with stock exchanges and other segregated cash	(67,738)	(39,225)
Trading assets and private equity investments	(1,481,908)	971,327
Trading liabilities	1,206,394	(1,058,445)
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	327,668	980,156
Securities borrowed, net of securities loaned	(446,152)	(508,844)
Other secured borrowings	(160,031)	(271,498)
Loans and receivables, net of allowance for doubtful accounts	(354,691)	28,933
Payables	319,506	218,915
Bonus accrual	(8,802)	(13,356)
Accrued income taxes, net	(26,174)	5,055
Other, net	414,515	104,305

Net cash provided by (used in) operating activities	(235,090)	290,863

Cash flows from investing activities:
Payments for purchases of office buildings, land, equipment and facilities	(186,350)	(182,568)
Proceeds from sales of office buildings, land, equipment and facilities	109,888	120,435
Payments for purchases of investments in equity securities	(221)	(138)
Proceeds from sales of investments in equity securities	3,247	5,485
(Increase) decrease in loans receivable at banks, net	(60,350)	30,591
Increase in non-trading debt securities, net	(286,013)	(968)
Business combinations or disposals, net	5,570	35,597
Decrease (increase) in investments in affiliated companies, net	(8,936)	2,146
Other, net	(49)	(638)

Net cash provided by (used in) investing activities	(423,214)	9,942

Cash flows from financing activities:
Increase in long-term borrowings	2,267,658	2,015,446
Decrease in long-term borrowings	(1,188,034)	(2,883,078)
Increase (decrease) in short-term borrowings, net	(97,282)	(56,383)
Increase in deposits received at banks, net	368,354	117,047
Proceeds from issuances of common stock	—	—
Proceeds from sales of common stock held in treasury	8	10
Payments for repurchases of common stock held in treasury	(37,378)	(8,287)
Payments for cash dividends	(29,083)	(29,066)
Proceeds from issuances of stock by subsidiaries	—	—

Net cash provided by (used in) financing activities	1,284,243	(844,311)

Effect of exchange rate changes on cash and cash equivalents	(26,246)	(6,314)

Net increase (decrease) in cash and cash equivalents	599,693	(549,820)
Cash and cash equivalents at beginning of the year	1,020,647	1,620,340

Cash and cash equivalents at end of the year	¥1,620,340	¥1,070,520

Supplemental disclosure:
Cash paid during the year for—
Interest	¥259,679	¥338,802

Income tax payments (refunds), net	¥32,305	¥16,076

Non cash activities—

Business combinations:

Assets acquired, excluding cash and cash equivalents, and debt assumed were ¥2,132,740 million and ¥1,784,621 million, respectively, for the year ended March 31, 2012.

Other:

During the year ended March 31, 2011, as a result of adoption of ASU 2009-17, assets excluding cash and cash equivalent increased by ¥275,464 million and liabilities increased by ¥289,757 million.

The accompanying notes are an integral part of these consolidated financial statements.

NOMURA HOLDINGS, INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of accounting and summary of accounting policies:

In December 2001, Nomura Holdings Inc. (the “Company”) filed a registration statement, in accordance with the Securities Exchange Act of 1934, with the United States Securities and Exchange Commission (“SEC”) in order to list its American Depositary Shares (“ADS”) on the New York Stock Exchange. Since then, the Company has an obligation to file an annual report, Form 20-F, with the SEC in accordance with the Securities Exchange Act of 1934.

Therefore, the Company and other entities in which it has a controlling financial interest (hereinafter collectively referred to as “Nomura”) prepares its consolidated financial statements pursuant to the original section 93 of “Regulations Concerning the Terminology, Forms and Preparation Methods of Consolidated Financial Statements” (Ministry of Finance Ordinance No. 28, 1976) prior to the amendments made to it by the section 2.2 of “Partial Amendments to Regulations Concerning the Terminology, Forms and Preparation Methods of Consolidated Financial Statements” (Ministry of Finance Ordinance No. 73, 2009) in accordance with the accounting principles which are required in order to issue ADS, i.e., the accounting principles generally accepted in the United States of America (“U.S. GAAP”). Also, from the financial quarter commended on July 1, 2009, Nomura adopted the Codification which became the sole source of U.S. GAAP references. All technical references to U.S. GAAP pronouncements within these consolidated financial statements have been replaced with the relevant Codification topic or sub-topic references. See Note 2, “Summary of accounting policies: Basis of presentation” below for further details. The following paragraphs describe the major differences between U.S. GAAP which Nomura adopts and accounting principles generally accepted in Japan (“Japanese GAAP”), and where the significant differences exist, the amount of effect to income before income taxes pursuant to Japanese GAAP. Nomura discloses as (higher) or (lower) below the amount by which Income before income taxes based on U.S. GAAP was higher or lower than Japanese GAAP respectively.

Scope of consolidation—

Under U.S. GAAP, the scope of consolidation is mainly determined by the ownership of a majority of the voting interest in an entity and by identifying the primary beneficiary. Under Japanese GAAP, the scope of consolidation is determined by “Financial controlling model”, taking into account of factors other than ownership level of voting interest in an entity.

In addition, U.S. GAAP provides the definition of investment companies for which the audit and accounting guide applies, and these entities that are subject to such guide carry all of their investments at fair value, with changes in fair value recognized through the consolidated statement of operations. Under Japanese GAAP, under situations such as where a venture capital holds other companies’ shares for trading and investment promotion purposes, such companies are not considered as subsidiaries even if such shareholding otherwise meets the control criteria.

Unrealized gains and losses on investments in equity securities—

Under U.S. GAAP applicable to broker-dealers, minority investments in equity securities are measured at fair value with changes in fair value recognized in the consolidated statements of operations. Under Japanese GAAP, these investments are also measured at fair value, but unrealized gains and losses, net of applicable income taxes, are reported in a separate component of net assets. Income before income taxes prepared under Japanese GAAP, therefore, does not reflect ¥16,896 (lower) and ¥3,807 million (higher) for the year ended March 31, 2011 and 2012, respectively.

Unrealized gains and losses on investment in equity securities for other than operating purposes—

Under U.S. GAAP applicable to broker-dealers, investments in equity securities for other than operating purposes are measured at fair value with changes in fair value recognized in the consolidated statements of operations. Under Japanese GAAP, these investments are also measured at fair value, but unrealized gains and losses, net of applicable income taxes, are reported in a separate component of net assets. Income before income taxes prepared under Japanese GAAP, therefore, does not reflect ¥260 million (higher) and ¥2,838 million (lower) for the year ended March 31, 2011 and 2012, respectively. The investments in equity securities for other than operating purposes are included in Other assets-Other in the consolidated balance sheets.

Unrealized gains and losses on non-trading debt securities—

Under U.S. GAAP applicable to broker-dealers, unrealized gains and losses on non-trading debt securities are measured at fair value with changes in fair value recognized in the consolidated statements of operations. Under Japanese GAAP, unrealized gains and losses on non-trading debt securities, net of applicable income taxes, are reported in a separate component of net assets. Income before income taxes prepared under Japanese GAAP, therefore, does not reflect ¥60 (lower) and ¥8,169 million (higher) for the year ended March 31, 2011 and 2012, respectively.

Retirement and severance benefit—

Under U.S. GAAP, gains or losses resulting from either experience that is different from an actuarial assumption or a change in assumption is amortized over the average remaining service period of employees when such gain or loss at the beginning of the year exceeds the “Corridor” which is defined as 10% of the larger of projected benefit obligation or the fair value of plan assets. Further, U.S. GAAP requires recognition of the funded status of postretirement plans as an asset or a liability, measured as the difference between the fair value of the plan asset and the benefit obligation. Under Japanese GAAP, the gain or loss is amortized over a certain period regardless of the Corridor.

Amortization of goodwill and equity method goodwill—

Under U.S. GAAP, goodwill must not be amortized and must be tested for impairment periodically. Under Japanese GAAP, goodwill must be amortized over certain periods within 20 years based on the straight-line method. Therefore, the difference compared with Japanese GAAP has an impact of ¥6,197 million (higher) and ¥6,551 million (higher) for the year ended March 31, 2011 and 2012 on Income before income taxes, respectively.

Changes in the fair value of derivative contracts—

Under U.S. GAAP, all derivative contracts, including derivative contracts that have been designated as hedges to specific assets or specific liabilities, are valued at fair value, and the valuation adjustments of derivative contracts are recognized in the statements of operations or other comprehensive income. Under Japanese GAAP, derivative contracts that have been entered into for hedging purposes are valued at fair value and valuation adjustments of derivative contracts, net of tax are recognized in net assets as a separate item.

Fair value for financial assets and financial liabilities—

Under U.S. GAAP, the fair value option may be elected for eligible financial assets and liabilities which are otherwise not to be measured at fair value (“the fair value option”). If an entity elects the fair value option, changes in the fair value in subsequent reporting periods must be recognized through earnings. Under Japanese GAAP, the fair value option is not permitted. Therefore, under Japanese GAAP, Income before income taxes does not reflect ¥17,853 million (higher) and ¥7,197 million (lower) for the year ended March 31, 2011 and 2012, respectively. In addition, non-marketable stocks which are valued at fair value in the consolidated financial statements shall be valued at cost except in case of impairment loss recognition under Japanese GAAP.

Offsetting of amounts related to certain contracts—

U.S. GAAP allows an entity that is party to a master netting arrangement to offset fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against fair value amounts recognized for derivative instruments that have been offset under the same master netting arrangement. Japanese GAAP does not allow such offsetting of amounts.

Stock issuance costs—

Under U.S. GAAP, the stock issuances costs are deducted from the capital. Under Japanese GAAP, the paid in amount before deduction of stock issuance costs is recorded as capital and the stock issuance costs are either immediately expensed at once or capitalized as deferred asset and amortized over up to three years.

Description of business—

Nomura Holdings, Inc. (the “Company”) and its broker-dealer, banking and other financial services subsidiaries provide investment, financing and related services to individual, institutional and government clients on a global basis. The Company and other entities in which it has a controlling financial interest are collectively referred to as “Nomura” within these consolidated financial statements.

Nomura operates its business through various divisions based upon the nature of specific products and services, its main client base and its management structure. Nomura reports operating results through three business segments: Retail, Asset Management and Wholesale.

In its Retail segment, Nomura provides investment consultation services mainly to individual clients in Japan. In its Asset Management segment, Nomura develops and manages investment trusts, and provides investment advisory services. In its Wholesale segment, Nomura is engaged in the sales and trading of debt and equity securities and currencies on a global basis to various institutions, provides investment banking services such as the underwriting of bonds and equities as well as mergers and acquisitions and financial advice and invests in private equity businesses and seeks to maximize returns on these investments by increasing the corporate value of investee companies. As of April 2012, Nomura has simplified the organizational structure, and Global Markets has been split into Fixed Income and Equities.

Basis of presentation—

The accounting and financial reporting policies of the Company conform to accounting principles generally accepted in the United States (“U.S. GAAP”) as applicable to broker-dealers.

These consolidated financial statements include the accounts of the Company and other entities in which it has a controlling financial interest. The Company initially determines whether it has a controlling financial interest in an entity by evaluating whether the entity is a variable interest entity (“VIE”) under the Financial Accounting Standards Board (“FASB”) Accounting Standard Codification™ (“ASC”) 810 “Consolidation” (“ASC 810”). VIEs are entities in which equity investors do not have the characteristics of a controlling financial interest or which do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. The Company consolidates VIEs where Nomura is the primary beneficiary, which is where Nomura holds variable interests that provide power over the most significant activities of the VIE and the right to receive benefits or the obligation to absorb losses meeting a significance test, provided that Nomura is not acting as a fiduciary for other interest holders. For certain VIE entities that qualify as investment companies under ASC 946 “Financial Services—Investment Companies” (“ASC 946”) or for which it is industry practice to apply guidance consistent with the measurement principles in ASC 946, Nomura is the primary beneficiary when it holds interests that will absorb a majority of the expected losses or a majority of the expected residual returns of the entity, or both.

For entities other than VIEs, Nomura is generally determined to have a controlling financial interest in an entity when it owns a majority of the voting interests.

Equity investments in entities in which Nomura has significant influence over operating and financial decisions (generally defined as 20 to 50 percent of the voting stock of a corporate entity, or at least 3 percent of a limited partnership) are accounted for under the equity method of accounting (“equity method investments”) and reported in Other assets—Investments in and advances to affiliated companies or at fair value by electing the fair value option permitted by ASC 825 “Financial Instruments” (“ASC 825”) and reported within Trading assets or Private equity investments or Other assets—Other. Investments undertaken by Nomura’s merchant banking business are reported within Private equity investments and Other assets—Other. Other investments are reported within Trading assets. Equity investments in which Nomura has neither control nor significant influence are carried at fair value, with changes in fair value recognized through the consolidated statements of income or the consolidated statements of comprehensive income.

Certain entities in which the Company has a financial interest are investment companies under ASC 946. These entities, including subsidiaries such as Nomura Principal Finance Co., Ltd. (“NPF”), carry all of their investments at fair value, with changes in fair value recognized through the consolidated statements of income.

The Company’s principal subsidiaries include Nomura Securities Co., Ltd. (“NSC”), Nomura Securities International, Inc. (“NSI”) and Nomura International plc (“NIP”).

All material intercompany transactions and balances have been eliminated on consolidation. Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

Use of estimates—

In presenting these consolidated financial statements, management makes estimates regarding the valuation of certain financial instruments and investments, the outcome of litigation and tax examinations, the recovery of the carrying value of goodwill, the allowance for doubtful accounts, the realization of deferred tax assets and other matters that affect the reported amounts of assets and liabilities as well as the disclosures in these consolidated financial statements. Estimates, by their nature, are based on judgment and available information. Therefore, actual results may differ from estimates which could have a material impact on these consolidated financial statements, and it is possible that such adjustments could occur in the near term.

Fair value of financial instruments—

A significant amount of Nomura’s financial assets and financial liabilities are carried at fair value, with changes in fair value recognized through the consolidated statements of income or the consolidated statements of comprehensive income. Use of fair value is either specifically required under U.S. GAAP or Nomura makes an election to use fair value for certain eligible items under the fair value option.

Other financial assets and financial liabilities are carried at fair value on a nonrecurring basis, where the primary measurement basis is not fair value. Fair value is only used in specific circumstances after initial recognition, such as to measure impairment.

In all cases, fair value is determined in accordance with ASC 820 “Fair Value Measurements and Disclosures” (“ASC 820”) which defines fair value as the amount that would be exchanged to sell a financial asset or transfer a financial liability in an orderly transaction between market participants at the measurement date. It assumes that the transaction occurs in Nomura’s principal market, or in the absence of a principal market, the most advantageous market for the relevant financial asset or financial liability. See Note 2 “Fair value of financial instruments” for further information regarding how Nomura estimates fair value for specific types of financial instruments used in the ordinary course of business.

Private equity business—

Private equity investments are generally carried at fair value, with changes in fair value recognized through the consolidated statements of income. See Note 4 “Private equity business” for further information.

Transfers of financial assets—

Nomura accounts for the transfer of a financial asset as a sale when Nomura relinquishes control over the asset by meeting the following conditions: (a) the asset has been isolated from the transferor (even in bankruptcy or other receivership), (b) the transferee has the right to pledge or exchange the asset received, or if the transferee is an entity whose sole purpose is to engage in securitization or asset-backed financing activities, if, the holders of its beneficial interests have the right to pledge or exchange the beneficial interests held and (c) the transferor has not maintained effective control over the transferred asset.

In connection with its securitization activities, Nomura utilizes special purpose entities (“SPEs”) to securitize commercial and residential mortgage loans, government and corporate securities and other types of financial assets. Nomura’s involvement with SPEs includes structuring and underwriting, distributing and selling debt instruments and beneficial interests issued by SPEs to investors. Nomura derecognizes financial assets transferred in securitizations provided that Nomura has relinquished control over such assets and does not consolidate the SPE. Nomura may obtain or retain an interest in the financial assets, including residual interests in the SPEs dependent upon prevailing market conditions. Any such interests are accounted for at fair value and reported within Trading assets in the consolidated balance sheets with the change in fair value reported within Revenue—Net gain on trading in the consolidated statements of income.

Foreign currency translation—

The financial statements of the Company’s subsidiaries are measured using their functional currency which is the currency of the primary economic environment in which the entity operates. All assets and liabilities of subsidiaries which have a functional currency other than Japanese yen are translated into Japanese yen at exchange rates in effect at the balance sheet date; all revenue and expenses are translated at the average exchange rates for the respective years and the resulting translation adjustments are accumulated and reported within Accumulated other comprehensive income (loss) in NHI shareholders’ equity.

Foreign currency assets and liabilities are translated at exchange rates in effect at the balance sheet date and the resulting translation gains or losses are credited or charged to the consolidated statements of income.

Fee revenue—

Revenue—Commissions includes amounts charged for executing brokerage transactions accrued on a trade date basis and are included in current period earnings. Revenue—Fees from investment banking includes securities underwriting fees and other corporate financing services fees. Underwriting fees are recorded when services for underwriting are completed. All other fees are recognized when related services are performed. Revenue—Asset management and portfolio service fees are accrued over the period that the related services are provided or when specified performance requirements are met.

Trading assets and trading liabilities—

Trading assets and Trading liabilities primarily comprise debt and equity securities, derivatives and loans which are generally recognized on the consolidated balance sheets on a trade date basis and carried at fair value with changes in fair value reported within Revenue—Net gain on trading in the consolidated statements of income.

Collateralized agreements and collateralized financing—

Collateralized agreements consist of resale agreements and securities borrowed. Collateralized financing consists of repurchase agreements, securities loaned and other secured borrowings.

Resale and repurchase agreements (“repo transactions”) principally involve the buying or selling of government and government agency securities under agreements with clients to resell or repurchase these securities to or from those clients. Nomura monitors the value of the underlying securities on a daily basis relative to the related receivables and payables, including accrued interest, and requests or returns additional collateral when appropriate. Repo transactions are generally accounted for as collateralized agreements or collateralized financing transactions and are recorded on the consolidated balance sheets at the amount at which the securities were originally acquired or sold with applicable accrued interest, as appropriate. Certain repo transactions are carried at fair value through election of the fair value option. No allowance for credit losses is generally recorded on repurchase agreements due to the strict collateralization requirements.

Repo transactions where the maturity of the security transferred as collateral matches the maturity of the repo transaction (“repo-to-maturity transactions”) are accounted for as sales rather than collateralized financings where the criteria for derecognition of the securities transferred under ASC 860 “Transfers and Servicing” (“ASC 860”) are met. The amounts of securities derecognized from the consolidated balance sheets under repo-to-maturity transactions as of March 31, 2011 and March 31, 2012 were ¥169,766 million and ¥39,797 million, respectively.

Nomura also enters into Gensaki Repo transactions which are the standard type of repurchase transaction used in the Japanese financial market. Gensaki Repo transactions contain margin requirements, rights of security substitution, and certain restrictions on the client’s right to sell or repledge the transferred securities. Gensaki Repo transactions are accounted for as collateralized agreements or collateralized financing transactions and are recorded on the consolidated balance sheets at the amount that the securities were originally acquired or sold with applicable accrued interest, as appropriate.

Repo transactions (including Gensaki Repo transactions) are presented in the consolidated balance sheets net-by-counterparty, where offsetting is consistent with ASC 210-20 “Balance Sheet—Offsetting” (“ASC 210-20”).

Securities borrowed and securities loaned are generally accounted for as collateralized agreements and collateralized financing transactions, respectively. Securities borrowed and securities loaned are generally cash collateralized and are recorded on the consolidated balance sheets at the amount of cash collateral advanced or received. Securities borrowed transactions generally require Nomura to provide the counterparty with collateral in the form of cash or other securities. For securities loaned transactions, Nomura generally receives collateral in the form of cash or other securities. Nomura monitors the market value of the securities borrowed or loaned and requires additional cash or securities, as necessary, to ensure that such transactions are adequately collateralized. No allowance for credit losses is generally recorded on securities borrowing transactions due to the strict collateralization requirements.

Nomura adopted Accounting Standard Update (“ASU”) No. 2011-03 “Reconsideration of Effective Control for Repurchase Agreements” (“ASU 2011-03”) from January 1, 2012 and certain Japanese securities lending transactions undertaken after adoption date are accounted for as secured borrowings rather than sales in these consolidated financial statements as the criteria for derecognition of the transferred financial assets under ASC 860 are no longer be met. The amounts of securities derecognized from the consolidated balance sheets under this type of securities lending transaction as of March 31, 2011 and March 31, 2012 were ¥291,870 million and ¥1,930 million, respectively.

Other secured borrowings consist primarily of secured borrowings from financial institutions and central banks in the inter-bank money market, and are recorded at contractual amounts due.

Trading balances of secured borrowings consist of liabilities related to transfers of financial assets that are accounted for as secured financing transactions rather than sales and are reported in the consolidated balance sheets within Long-term borrowings. The fair value option is generally elected for these transactions, which are carried at fair value on a recurring basis. See Note 8 “Securitizations and Variable Interest Entities” and Note 13 “Borrowings” for further information regarding these transactions.

All Nomura-owned securities pledged to counterparties where the counterparty has the right to sell or repledge the securities, including Gensaki Repo transactions, are reported parenthetically within Trading assets as Securities pledged as collateral in the consolidated balance sheets.

Derivatives—

Nomura uses a variety of derivative financial instruments, including futures, forwards, swaps and options, for both trading and non-trading purposes. All freestanding derivatives are carried at fair value in the consolidated balance sheets and reported within Trading assets or Trading liabilities depending on whether fair value is positive or negative, respectively. Certain derivatives embedded in hybrid financial instruments such as structured notes and certificates of deposit are bifurcated from the host contract and are also carried at fair value in the consolidated balance sheets and reported within Short-term borrowings or Long-term borrowings depending on the maturity of the underlying host contract. Changes in fair value are recognized either through the consolidated statements of income or the consolidated statements of comprehensive income depending on the purpose for which the derivatives are used.

Derivative assets and liabilities are presented in the consolidated balance sheets on a net-by-counterparty basis where offsetting is consistent with ASC 210-20. In addition, fair value amounts recognized for the right to reclaim cash collateral (a receivable) and the obligation to return cash collateral (a payable) are also offset against net derivative liabilities and net derivative assets, respectively.

Trading

Derivative financial instruments used for trading purposes, including bifurcated embedded derivatives, are carried at fair value with changes in fair value reported in the consolidated statements of income within Revenue—Net gain on trading.

Non-trading

In addition to its trading activities, Nomura uses derivative financial instruments for other than trading purposes such as to manage risk exposures arising from recognized assets and liabilities, forecasted transactions and firm commitments. Certain derivatives used for non-trading purposes are formally designated as fair value and net investment accounting hedges under ASC 815 “Derivatives and Hedging” (“ASC 815”).

Nomura designates derivative financial instruments as fair value hedges of interest rate risk arising from specific financial liabilities. These derivatives are effective in reducing the risk associated with the exposure being hedged and they are highly correlated with changes in the fair value of the underlying hedged item, both at inception and throughout the life of the hedge contract. Changes in fair value of the hedging derivatives are reported together with those of the hedged liabilities through the consolidated statements of income within Interest expense.

Derivative financial instruments designated as hedges of the net investment in foreign operations are linked to specific subsidiaries with non-Japanese yen functional currencies. When determining the effectiveness of net investment hedges, the effective portion of the change in fair value of the hedging derivative is determined by changes in spot exchange rates and is reported through NHI shareholders’ equity within Accumulated other comprehensive income (loss). Change in fair value of the hedging derivatives attributable to changes in the difference between the forward rate and spot rate is excluded from the measure of hedge effectiveness and is reported in the consolidated statements of income within Revenue—Other. See Note 3 “Derivative Instruments and Hedging Activities” for further information.

Loans receivable—

Loans receivable are loans which management intends to hold for the foreseeable future. Loans receivable are either carried at fair value or at amortized cost. Interest earned on loans receivable is generally reported in the consolidated statements of income within Revenue—Interest and dividends.

Loans receivable carried at fair value

Certain loans which are risk managed on a fair value basis are carried at fair value through election of the fair value option. Nomura makes this election to mitigate volatility in the consolidated statements of income caused by the difference in measurement basis that would otherwise exist between the loans and the derivatives used to risk manage those loans. Changes in the fair value of loans receivable carried at fair value are reported in the consolidated statements of income within Revenue—Net gain on trading.

Loans receivable carried at amortized cost

Loans receivable which are not carried at fair value are carried at amortized cost. Amortized cost represents cost adjusted for deferred fees or costs, unamortized premiums or discounts on purchased loans and after deducting any applicable allowance for loan losses.

Loan origination fees, net of direct origination costs, are amortized to Revenue—Interest and dividends as an adjustment to yield over the life of the loan. Net unamortized deferred fees and costs were ¥483 million and ¥552 million as of March 31, 2011 and March 31, 2012, respectively.

See Note 9 “Financing receivables” for further information.

Other receivables—

Receivables from customers include amounts receivable on client securities transactions and Receivables from other than customers include amounts receivable for securities not delivered to a purchaser by the settlement date, margin deposits, commissions, and net receivables arising from unsettled securities transactions.

These amounts are carried at contractual amounts due less any applicable allowance for credit losses which reflects management’s best estimate of probable losses incurred within receivables which have been specifically identified as impaired. The allowance for credit losses is reported in the consolidated balance sheets within the Allowance for doubtful accounts.

Loan commitments—

Unfunded loan commitments are accounted for as either off-balance sheet instruments, or are carried at fair value on a recurring basis either as trading instruments or through election of the fair value option.

Loan commitments are generally accounted for in a manner consistent with the accounting for the loan receivable upon funding. Where the loan receivable will be classified as a trading asset or will be elected for the fair value option, the loan commitment is also generally held at fair value, with changes in fair value reported in the consolidated statements of income within Revenue—Net gain on trading. Loan commitment fees are recognized as part of the fair value of the commitment.

For loan commitments where the loan will be held for the foreseeable future, Nomura recognizes an allowance for credit losses which is reported within Other liabilities—other in the consolidated balance sheets which reflects management’s best estimate of probable losses incurred within the loan commitments which have been specifically identified as impaired. Loan commitment fees are generally deferred and recognized over the term of the loan when funded as an adjustment to yield. If drawdown of the loan commitment is considered remote, loan commitment fees are recognized over the commitment period as service revenue.

Payables and deposits—

Payables to customers include amounts payable on client securities transactions and are generally measured at contractual amounts due.

Payables to other than customers include payables to brokers and dealers for securities not received from a seller by the settlement date and net payables arising from unsettled securities transactions. Amounts are measured at contractual amounts due. The net payable arising from unsettled securities transactions reported within Payables to other than customers was ¥60,771 million and ¥396,116 million as of March 31, 2011 and March 31, 2012, respectively.

Deposits received at banks represent amounts held on deposit within Nomura’s banking subsidiaries and are measured at contractual amounts due.

Office buildings, land, equipment and facilities—

Office buildings, land, equipment and facilities, held for use by Nomura are stated at cost, net of accumulated depreciation and amortization, except for land, which is stated at cost. Significant renewals and additions are capitalized at cost. Maintenance, repairs and minor renewals are expensed as incurred in the consolidated statements of income.

The following table presents a breakdown of Office buildings, land, equipment and facilities as of March 31, 2011 and 2012.

	Millions of yen
	March 31
	2011	2012
Land	¥70,057	¥594,146
Office buildings	110,097	235,995
Equipment and facilities	79,747	60,840
Software	128,318	141,069
Construction in progress	3,817	13,900

Total	¥392,036	¥1,045,950

Depreciation and amortization charges are generally computed using the straight-line method and at rates based on estimated useful lives of each asset according to general class, type of construction and use. The estimated useful lives for significant asset classes are as follows:

Office buildings	2 to 65 years
Equipment and facilities	3 to 15 years
Software	Up to 5 years

Depreciation and amortization is reported within Non-interest expenses—Information processing and communications in the amount of ¥51,924 million, ¥52,455 million, ¥54,083 million, and in Non-interest expenses—Occupancy and related depreciation in the amount of ¥21,157 million, and ¥23,132 million, and ¥46,489 million for the years ended March 31, 2010, 2011 and 2012, respectively.

Leases that involve real estate are classified as either operating or capital leases in accordance with ASC 840 “Leases” (“ASC 840”). Rent expense relating to operating leases is recognized over the lease term on a straight-line basis. If the lease is classified as a capital lease, Nomura recognizes the real estate as an asset on the consolidated balance sheets together with a lease obligation. The real estate is initially recognized at the lower of its fair value or present value of minimum lease payments, and subsequently depreciated over its useful life on straight-line basis. Where Nomura has certain involvement in the construction of real estate subject to a lease, Nomura is deemed the owner of the construction project and recognizes the real estate on the consolidated balance sheets until construction is completed. At the end of the construction period the real estate is either derecognized or continues to be recognized on the consolidated balance sheets in accordance with ASC 840, depending on the extent of Nomura’s continued involvement with the real estate.

Long-lived assets, excluding goodwill and indefinite-lived intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the estimated future undiscounted cash flows generated by the asset is less than the carrying amount of the asset, a loss is recognized to the extent that the carrying value exceeds its fair value.

Nomura recorded non-cash impairment charges of ¥194 million, and ¥1,532 million, and ¥3,135 million substantially related to write-downs of software, office buildings, land, equipment, facilities, and other assets for the years ended March 31, 2010, 2011 and 2012, respectively. These losses are reported in the consolidated statements of income within Non-interest expenses—Other. The revised carrying values of these assets were based on the estimated fair value of the assets.

Investments in equity securities—

Nomura holds minority stakes in the equity securities of unaffiliated Japanese financial institutions and corporations in order to promote existing and potential business relationships. These companies will also often have similar investments in Nomura. Such cross-holdings are a customary business practice in Japan and provide a way for companies to manage shareholder relationships.

These investments, which Nomura refers to as being held for operating purposes, are carried at fair value and reported within Other assets—Investments in equity securities in the consolidated balance sheets, with changes in fair value reported within Revenue—Gain (loss) on investments in equity securities in the consolidated statements of income. These investments comprise listed and unlisted equity securities in the amounts of ¥66,792 million and ¥24,243 million, respectively, as of March 31, 2011 and ¥69,552 million and ¥18,635 million, respectively, as of March 31, 2012.

Other non-trading debt and equity securities—

Certain non-trading subsidiaries within Nomura and an insurance subsidiary which was acquired during the year ended March 31, 2012 hold debt securities and minority stakes in equity securities for non-trading purposes. Non-trading securities held by non-trading subsidiaries are carried at fair value and reported within Other assets—Non-trading debt securities and Other assets—Other in the consolidated balance sheets with changes in fair value recognized within Revenue—Other in the consolidated statements of income. Non-trading securities held by the insurance subsidiary are also carried at fair value within Other assets—Non-trading debt securities and Other assets—Other in the consolidated balance sheets, and unrealized changes in fair value are reported net-of-tax within Other comprehensive income (loss) in the consolidated statements of comprehensive income. Realized gains and losses on non-trading securities are recognized within Revenue—Other in the consolidated statements of income.

Where the fair value of non-trading securities held by the insurance subsidiary has declined below amortized cost, these are assessed to determine whether the decline in fair value is other-than-temporary in nature. Nomura considers quantitative and qualitative factors including the length of time and extent to which fair value has been less than amortized cost, the financial condition and near-term prospects of the issuer and Nomura’s intent and ability to hold the securities for a period of time sufficient to allow for any anticipated recovery in fair value. If an other-than-temporary impairment loss exists, for equity securities, the security is written down to fair value, with the entire difference between fair value and amortized cost recognized within Revenue—Other in the consolidated statements of income. For debt securities, an other-than-temporary impairment loss is also recognized within Revenue—Other in the consolidated statements of income if Nomura intends to sell the debt security or it is more-likely-than-not that Nomura will be required to sell the debt security before recovery of amortized cost. If Nomura does not expect to sell or be required to sell the debt security, only the credit loss component of an other-than-temporary impairment loss is recognized in the consolidated statements of income and any non-credit loss component recognized within Other comprehensive income (loss) in the consolidated statements of comprehensive income.

See Note 7 “Non-trading securities” for further information regarding these securities.

Short-term and long-term borrowings—

Short-term borrowings are defined as borrowings which are due on demand, which have a contractual maturity of one year or less at issuance date, or which have a longer contractual maturity but which contain features outside of Nomura’s control that allows the investor to demand redemption within one year from original issuance date. Short-term and long-term borrowings primarily consist of commercial paper, bank borrowings, and certain structured notes issued by Nomura and SPEs consolidated by Nomura, and financial liabilities recognized in transfers of financial assets which are accounted for as financings rather than sales under ASC 860 (“secured financing transactions”). Of these financial liabilities, certain structured notes and secured financing transactions are accounted for at fair value on a recurring basis through election of the fair value option. Other short and long-term borrowings are primarily carried at amortized cost.

Structured notes—

Structured notes are debt securities which contain embedded features (often meeting the accounting definition of a derivative) that alter the return to the investor from simply receiving a fixed or floating rate of interest to a return that depends upon some other variable(s) such as an equity or equity index, commodity price, foreign exchange rate, credit rating of a third party or more complex interest rate calculation.

All structured notes issued by Nomura on or after April 1, 2008 are carried at fair value on a recurring basis through election of the fair value option. This blanket election for structured notes is made primarily to mitigate the volatility in the consolidated statements of income caused by differences in the measurement basis for structured notes and the derivatives used to risk manage those positions and to generally simplify the accounting Nomura applies to these financial instruments.

Certain structured notes outstanding as of March 31, 2008 were already measured at fair value but others continue to be accounted for by Nomura by bifurcating the embedded derivative from the associated debt host contract. The embedded derivative is accounted for at fair value and the debt host contract is accounted for at amortized cost.

Changes in the fair value of structured notes elected for the fair value option and bifurcated embedded derivatives are reported within Revenue—Net gain on trading in the consolidated statements of income.

Income taxes—

Deferred tax assets and liabilities are recorded for the expected future tax consequences of tax loss carryforwards and temporary differences between the carrying amounts and the tax bases of assets and liabilities based upon enacted tax laws and tax rates. Nomura recognizes deferred tax assets to the extent it believes that it is more likely than not that a benefit will be realized. A valuation allowance is provided for tax benefits available to Nomura that are not deemed more likely than not to be realized.

Nomura recognizes and measures unrecognized tax benefits based on Nomura’s estimate of the likelihood, based on the technical merits, that tax positions will be sustained upon examination based on the facts and circumstances and information available at the end of each period. Nomura adjusts the level of unrecognized tax benefits when there is more information available, or when an event occurs requiring a change. The reassessment of unrecognized tax benefits could have a material impact on Nomura’s effective tax rate in the period in which it occurs.

Stock-based and other compensation awards—

Stock-based awards issued by Nomura to senior management and other employees are classified as either equity or liability awards depending on the terms of the award.

Stock-based awards such as Stock Acquisition Rights (“SARs”) which are expected to be settled by the delivery of the Company’s shares are classified as equity awards. For these awards, total compensation cost is generally fixed at the grant date and measured using the grant-date fair value of the award, net of any amount the employee is obligated to pay and estimated forfeitures.

Stock-based awards such as Notional Stock Units (“NSUs”) and Collared Notional Stock Units (“CSUs”) which are expected to be settled in cash are classified as liability awards. Other awards such as Notional Index Units (“NIUs”) which are linked to a world stock index quoted by Morgan Stanley Capital International and which are expected to be cash settled as also effectively classified as liability awards. These awards are remeasured to fair value at each balance sheet date, net of estimated forfeitures with the final measurement of cumulative compensation cost equal to the settlement amount.

For both equity and liability awards, fair value is determined either by using option pricing models, the market price of the Company’s shares or the price of the third party index, as appropriate. Compensation cost is recognized in the consolidated statements of income over the requisite service period, which generally is equal to the vesting period. Where an award has graded vesting, compensation expense is recognized using the accelerated recognition method.

See Note 16 “Deferred compensation plans” for further information regarding these types of award.

Earnings per share—

The computation of basic earnings per share is based on the weighted average number of shares outstanding during the year. Diluted earnings per share reflects the assumed conversion of all dilutive securities based on the most advantageous conversion rate or exercise price available to the investors, and assuming conversion of convertible debt under the if-converted method.

Cash and cash equivalents—

Nomura defines cash and cash equivalents as cash on hand and demand deposits with banks.

Goodwill and intangible assets—

Goodwill and intangible assets not subject to amortization are reviewed annually, or more frequently in certain circumstances, for impairment. Goodwill is the cost of acquired companies in excess of the fair value of identifiable net assets at acquisition date. Nomura periodically assesses the recoverability of goodwill by comparing the fair value of each reporting unit to which goodwill relates to the carrying amount of the reporting unit including goodwill. If such assessment indicates that the fair value is less than the related carrying amount, a goodwill impairment determination is made. Identifiable intangible assets with finite lives are amortized over their expected useful lives.

Nomura’s equity method investments are tested in their entirety for other-than-temporary impairment when there is an indication of impairment. The underlying assets associated with the equity method investments, including goodwill, are not tested separately for impairment.

Restructuring costs—

Costs associated with an exit activity are recognized at fair value in the period in which the liability is incurred. Such costs include one-time termination benefits provided to employees, costs to terminate certain contracts and costs to relocate employees. Termination benefits provided to employees as part of ongoing benefit arrangements are recognized as liabilities at the earlier of the date an appropriately detailed restructuring plan is approved by regional executive management or the terms of the involuntary terminations are communicated to employees potentially affected. Contractual termination benefits included in a employee’s contract of employment that is triggered by the occurrence of a specific event are recognized during the period in which it is probable that Nomura has incurred a liability and the amount of the liability can be reasonably estimated. A one-time termination benefit is established by a plan of termination that applies to a specified termination event and is recognized when an appropriately detailed restructuring plan is approved by regional executive management and the terms of the involuntary terminations are communicated to those employees potentially affected by the restructuring.

New accounting pronouncements adopted during the current year—

The following new accounting pronouncements relevant to Nomura have been adopted during the year ended March 31, 2012:

Fair value measurements and disclosures

In May 2011, the FASB issued amendments to ASC 820 through issuance of ASU 2011-04 “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs” (“ASU 2011-04”), which amends the methodology for determining fair value and enhances disclosures related to fair value measurements. In particular, ASU 2011-04:

•

Prohibits application of block discounts for all fair value measurements, regardless of classification in the fair value hierarchy, and clarifies how other premiums or discounts should be applied in a fair value measurement;

•	Allows the fair value of certain financial instruments held in a portfolio to be measured on the basis of the net position being managed if certain criteria are met;

•	Clarifies that the concepts of highest and best use and valuation premise in a fair value measurement are not relevant for most financial assets and financial liabilities;

•

Clarifies that the fair value of equity instruments classified in shareholders’ equity and certain liabilities should be measured from the perspective of a market participant that holds the instrument as an asset;

•

Clarifies that the principal market should be determined based on the market with greatest volume and level of activity that a reporting entity can access, which is usually the market in which the reporting entity usually transacts;

•	Requires additional qualitative and quantitative disclosures around fair value measurements, including more information around Level 3 inputs.

ASU 2011-04 is effective prospectively during interim and annual periods beginning after December 15, 2011, with early adoption not permitted.

Nomura adopted ASU 2011-04 from January 1, 2012 and these amendments have not had a material impact on these consolidated financial statements.

See Note 2 “Fair value of financial instruments” for further information where the new disclosures have been provided.

Accounting for repurchase agreements and similar transactions

In April 2011, the FASB issued amendments to ASC 860 through issuance of ASU 2011-03 which modifies the effective control criterion related to when repurchase agreements and similar transactions are accounted for as secured financing transactions or sales. Prior to adoption of the ASU 2011-03, when assessing effective control, one of the conditions a transferor evaluated was the ability to repurchase or redeem the financial assets even in the event of default of the transferee. This ability was demonstrated through obtaining cash or other collateral sufficient to fund substantially all of the cost to purchase replacement assets should the transferee fail to return the transferred asset. These amendments removed this condition and consequently, the level of cash collateral, haircuts and ongoing margining received by the transferor in a repurchase agreement or other similar agreement are now irrelevant in determining if it should be accounted for as a sale.

ASU 2011-03 is effective prospectively during interim or annual periods beginning after December 15, 2011, with early adoption not permitted.

Nomura adopted ASU 2011-03 from January 1, 2012 and certain Japanese securities lending transactions undertaken after adoption date are now accounted for as secured borrowings rather than sales in these consolidated financial statements as the criteria for derecognition of the transferred financial assets under ASC 860 are no longer be met. The amounts of securities derecognized from the consolidated balance sheets under this type of securities lending transaction as of March 31, 2011 and as of March 31, 2012 were ¥291,870 million and ¥1,930 million, respectively.

Accounting for troubled debt restructurings

In April 2011, the FASB issued amendments to ASC 310 “Receivables” through issuance of Accounting Standard Update ASU 2011-02 “A Creditor’s Determination of Whether a Restructuring is a Troubled Debt Restructuring” (“ASU 2011-02”). These amendments provide additional guidance and clarification to creditors in determining whether a debt restructuring constitutes a troubled debt restructuring.

ASU 2011-02 is effective for interim or annual periods beginning on or after June 15, 2011 and should be applied retrospectively to the beginning of the annual period of adoption.

As a result of issuance of ASU 2011-01 “Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings in Update No. 2010-20”, new disclosures around troubled debt restructuring required by ASU 2010-20 “Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses” (“ASU 2010-20”) are also effective for interim or annual periods beginning on or after June 15, 2011.

Nomura adopted ASU 2011-02 from July 1, 2011 and these amendments have not had a material impact on these consolidated financial statements.

See Note 9 “Financing Receivables” for further information where the new disclosures have been provided.

Disclosure of supplementary pro forma information for business combinations

In December 2010, the FASB issued amendments to ASC 805 “Business Combinations” (“ASC 805”) through issuance of ASU 2010-29 “Disclosure of Supplementary Pro Forma Information for Business Combinations” (“ASU 2010-29”). These amendments address diversity in practice about the interpretation of the pro forma revenue and earnings disclosure requirements for business combinations. When a business combination has occurred, ASU 2010-29 requires a reporting entity such as Nomura that presents comparative financial statements to disclose revenue and earnings of the combined entity as though the business combination that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period. ASU 2010-29 also expands the supplemental pro forma disclosures under ASC 805 to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in reported pro forma revenue and earnings.

ASU 2010-29 is effective prospectively for business combinations occurring in fiscal years beginning on or after December 15, 2010 with early adoption permitted.

Nomura adopted ASU 2010-29 from April 1, 2011. Because the amendments only provide clarification on disclosure requirements, they have not had, and are not expected to have, a material impact on these consolidated financial statements.

Clarifications on impairment testing of goodwill and other intangibles

In December 2010, the FASB issued amendments to ASC 350 “Intangibles—Goodwill and Other” (“ASC 350”) through issuance of ASU 2010-28 “When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts” (“ASU 2010-28”). These amendments address questions about determination of the impairment of goodwill in certain narrow circumstances. Under ASC 350, testing for goodwill impairment is a two-step test conducted at a “reporting unit” level. When a goodwill impairment test is performed, a reporting entity must assess whether the carrying amount of a reporting unit exceeds its fair value (Step 1). If it does, a reporting entity must perform an additional test to determine whether goodwill has been impaired and to calculate the amount of that impairment (Step 2). ASU 2010-28 modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts by requiring performance of Step 2 of the test if it is more likely than not that a goodwill impairment exists. Upon adoption of the ASU 2010-28, a reporting entity with a reporting unit that has a carrying amounts that is zero or negative is required to assess whether it is more likely than not that the reporting unit’s goodwill is impaired.

ASU 2010-28 is effective prospectively for fiscal years, and interim periods within those years, beginning after December 15, 2010.

Nomura adopted ASU 2010-28 from April 1, 2011 and these amendments have not had a material impact on these consolidated financial statements.

Fair value measurement disclosures

In January 2010, the FASB issued amendments to ASC 820 through issuance of ASU 2010-06 “Improving Disclosures about Fair Value Measurements” (“ASU 2010-06”). These amendments expand fair value disclosure requirements, including a requirement that information about purchases, sales, issues and settlements of Level 3 instruments be provided on a gross basis.

The majority of the disclosure requirements of ASU 2010-06 were effective for interim or annual periods beginning after December 15, 2009, which for Nomura was the fourth quarter beginning January 1, 2010. Gross information on purchases, sales, issues and settlements is required in fiscal years beginning after December 15, 2010.

Nomura adopted these additional disclosure requirements within ASU 2010-06 from April 1, 2011. Because ASU 2010-06 only introduces new disclosures and does not impact upon how Nomura measures fair value, these amendments have not had a material impact on these consolidated financial statements.

See Note 2 “Fair value of financial instruments” for further information where the new disclosures have been provided.

Revenue recognition of multiple-deliverable revenue arrangements

In October 2009, the FASB issued amendments to ASC 605 “Revenue Recognition” through issuance of ASU 2009-13 “Multiple-Deliverable Revenue Arrangements-a consensus of the FASB Emerging Issues Task Force” (“ASU 2009-13”). These amendments revise the accounting for multiple-deliverable arrangements to enable vendors to account for products or services separately rather than as a combined unit.

ASU 2009-13 is effective prospectively from fiscal years beginning on or after June 15, 2010 with early adoption permitted.

Nomura adopted ASU 2009-13 from April 1, 2011 and these amendments have not had a material impact on these consolidated financial statements.

Future accounting developments—

The following new accounting pronouncements relevant to Nomura will be adopted in future periods:

Disclosures about offsetting assets and liabilities

In December 2011, the FASB issued amendments to ASC 210-20 through issuance of ASU 2011-11 “Disclosures about Offsetting Assets and Liabilities” (“ASU 2011-11”). These amendments require a reporting entity to disclose information about rights of offset and related arrangements to enable users of its financial statements to understand the effect or potential effect of those arrangements on its financial position.

ASU 2011-11 is effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013 with required disclosures made retrospectively for all comparative periods presented.

Nomura will adopt ASU 2011-11 from April 1, 2013. Because these amendments only require enhanced disclosures rather than change the guidance around when assets and liabilities can be offset, they are not expected to have a material impact on these consolidated financial statements.

Goodwill impairment testing

In September 2011, the FASB issued amendments to ASC 350 through issuance of ASU 2011-08 “Testing Goodwill for Impairment” (“ASU 2011-08”). These amendments simplify goodwill impairment testing by permitting a reporting entity to initially assess qualitatively whether it is necessary to perform the current quantitative two-step goodwill impairment test required by ASC 350. If the reporting entity determines that it is not more-likely-than-not (i.e. greater than 50%) that a reporting unit’s fair value is less than its carrying amount, the quantitative test is not required.

ASU 2011-08 is effective prospectively for goodwill impairment tests performed for fiscal years beginning after December 15, 2011 with early adoption permitted.

Nomura will adopt ASU 2011-08 from April 1, 2012. Because the amendments only simplify when a quantitative test is required rather than change either the level at which the test is performed or the quantitative test itself, these amendments are not expected to have a material impact on these consolidated financial statements.

Presentation of comprehensive income

In June 2011, the FASB issued amendments to ASC 220 “Comprehensive Income” (“ASC 220”) through issuance of ASU 2011-05 “Presentation of Comprehensive Income” (“ASU 2011-05”). These amendments revise the manner in which reporting entities present comprehensive income in their financial statements. The amendments remove certain presentation options in ASC 220 and require reporting entities to report components of comprehensive income in either a continuous statement of comprehensive income or two separate but consecutive statements.

ASU 2011-05 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 with early adoption permitted.

In December 2011, the FASB issued ASU 2011-12 “Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05” (“ASU 2011-12”) which deferred certain aspects of ASU 2011-05.

Nomura will adopt ASU 2011-05 from April 1, 2012 excluding those aspects that are deferred by ASU 2011-12. Because these amendments only change how comprehensive income is presented within these consolidated financial statements rather than changing whether an item must be reported in other comprehensive income or when an item of other comprehensive income is reclassified to earnings, these amendments are not expected to have a material impact on these consolidated financial statements.

2. Fair value of financial instruments:

The fair value of financial instruments

A significant amount of Nomura’s financial instruments are carried at fair value. Financial assets carried at fair value on a recurring basis are reported in the consolidated balance sheets within Trading assets and private equity investments, Loans and receivables, Collateralized agreements and Other assets. Financial liabilities carried at fair value on a recurring basis are reported within Trading liabilities, Short-term borrowings, Payables and deposits, Collateralized financing, Long-term borrowings and Other liabilities.

Other financial assets and financial liabilities are measured at fair value on a nonrecurring basis, where the primary measurement basis is not fair value but where fair value is used in specific circumstances after initial recognition, such as to measure impairment.

In all cases, fair value is determined in accordance with ASC 820 which defines fair value as the amount that would be exchanged to sell a financial asset or transfer a financial liability in an orderly transaction between market participants at the measurement date. It assumes that the transaction occurs in Nomura’s principal market, or in the absence of the principal market, the most advantageous market for the relevant financial assets or financial liabilities.

Fair value is usually determined on an individual financial instrument basis consistent with the unit of account of the financial instrument. However, certain financial instruments managed on a portfolio basis are valued as a portfolio, namely based on the price that would be received to sell a net long position (i.e. a net financial asset) or transfer a net short position (i.e. a net financial liability) consistent with how market participants would price the net risk exposure at the measurement date.

Financial assets carried at fair value also include investments in certain funds where, as a practical expedient, fair value is determined on the basis of net asset value per share (“NAV per share”) if the NAV per share is calculated in accordance with certain industry standard principles.

Increases and decreases in the fair value of assets and liabilities will significantly impact Nomura’s position, performance, liquidity and capital resources. As explained below, valuation techniques applied contain inherent uncertainties and Nomura is unable to predict the accurate impact of future developments in the market. Where appropriate, Nomura uses economic hedging strategies to mitigate its risk, although these hedges are also subject to unpredictable movements in the market.

Valuation methodology for financial instruments carried at fair value on a recurring basis

The fair value of financial instruments is based on quoted market prices including market indices, broker or dealer quotations or an estimation by management of the expected exit price under current market conditions. Various financial instruments, including cash instruments and over-the-counter (“OTC”) contracts, have bid and offer prices that are observable in the market. These are measured at the point within the bid-offer range which best represents Nomura’s estimate of fair value. Where quoted market prices or broker or dealer quotations are not available, prices for similar instruments or valuation pricing models are considered in the determination of fair value.

Where quoted prices are available in active markets, no valuation adjustments are taken to modify the fair value of assets or liabilities marked using such prices. Other instruments may be measured using valuation techniques, such as valuation pricing models incorporating observable parameters, unobservable parameters or a combination of both. Valuation pricing models use parameters which would be considered by market participants in valuing similar financial instruments.

Valuation pricing models and their underlying assumptions impact the amount and timing of unrealized and realized gains and losses recognized, and the use of different valuation pricing models or underlying assumptions could produce different financial results. Valuation uncertainty results from a variety of factors, including the valuation technique or model selected, the quantitative assumptions used within the valuation model, the inputs into the model, as well as other factors. Valuation adjustments are used to reflect the assessment of this uncertainty. Common valuation adjustments include model reserves, credit adjustments, close-out adjustments, and other appropriate instrument-specific adjustments, such as those to reflect transfer or sale restrictions.

The level of adjustments is largely judgmental and is based on an assessment of the factors that management believe other market participants would use in determining the fair value of similar financial instruments. The type of adjustments taken, the methodology for the calculation of these adjustments, and the inputs for these calculations are reassessed periodically to reflect current market practice and the availability of new information.

For example, the fair value of certain financial instruments includes adjustments for credit risk; both with regards to counterparty credit risk on positions held and Nomura’s own creditworthiness on positions issued. Credit risk on financial assets is significantly mitigated by credit enhancements such as collateral and netting arrangements. Any net credit exposure is measured using available and applicable inputs for the relevant counterparty. The same approach is used to measure the credit exposure on Nomura’s financial liabilities as is used to measure counterparty credit risk on Nomura’s financial assets.

Such valuation pricing models are calibrated to the market on a regular basis and inputs used are adjusted for current market conditions and risks. The global risk management unit reviews pricing models and assesses model appropriateness and consistency independently of the front office. The model reviews consider a number of factors about a model’s suitability for valuation and sensitivity of a particular product. Valuation models are calibrated to the market on a periodic basis by comparison to observable market pricing, comparison with alternative models, and analysis of risk profiles.

As explained above, any changes in fixed income, equity, foreign exchange and commodity markets can impact Nomura’s estimates of fair value in the future, potentially affecting trading gains and losses. Where financial contracts have longer maturity dates, Nomura’s estimates of fair value may involve greater subjectivity due to the lack of transparent market data.

Fair value hierarchy

All financial instruments measured at fair value, including those carried at fair value using the fair value option, have been categorized into a three-level hierarchy (“the fair value hierarchy”) based on the transparency of valuation inputs used by Nomura to estimate fair value. A financial instrument is classified in the fair value hierarchy based on the lowest level of input that is significant to the fair value measurement of the financial instrument. The three levels of the fair value hierarchy are defined as follows, with Level 1 representing the most transparent inputs and Level 3 representing the least transparent inputs:

Level 1:

Unadjusted quoted prices for identical financial instruments in active markets accessible by Nomura at the measurement date.

Level 2:

Quoted prices in inactive markets or prices containing other inputs which are observable, either directly or indirectly. Valuation techniques using observable inputs reflect assumptions used by market participants in pricing financial instruments and are based on data obtained from independent market sources at the measurement date.

Level 3:

Unobservable inputs that are significant to the fair value measurement of the financial instrument. Valuation techniques using unobservable inputs reflect management’s assumptions about the estimates used by other market participants in valuing similar financial instruments. These valuation techniques are developed based on the best available information at the measurement date.

The availability of inputs observable in the market varies by product and can be affected by a variety of factors. Significant factors include, but are not restricted to the prevalence of similar products in the market, especially for customized products, how established the product is in the market, for example, whether it is a new product or is relatively mature, and the reliability of information provided in the market which would depend, for example, on the frequency and volume of current data. A period of significant change in the market may reduce the availability of observable data. Under such circumstances, financial instruments may be reclassified into a lower level in the fair value hierarchy.

Significant judgments used in determining the classification of financial instruments include the nature of the market in which the product would be traded, the underlying risks, the type and liquidity of market data inputs and the nature of observed transactions for similar instruments.

Where valuation models include the use of parameters which are less observable or unobservable in the market, significant management judgment is used in establishing fair value. The valuations for Level 3 financial instruments, therefore, involve a greater degree of judgment than those valuations for Level 1 or Level 2 financial instruments.

Certain criteria management use to determine whether a market is active or inactive include the number of transactions, the frequency that pricing is updated by other market participants, the variability of price quotes among market participants, and the amount of publicly available information.

The following tables present the amounts of Nomura’s financial instruments measured at fair value on a recurring basis as of March 31, 2011 and 2012 within the fair value hierarchy. Certain reclassifications of amounts as of March 31, 2011 have been made to align with the current year presentation.

	Billions of yen
	March 31, 2011
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting(1)	Balance as of March 31, 2011
Assets:
Trading assets and private equity investments(2)
Equities(3)	¥951	¥1,230	¥121	¥—	¥2,302
Private equity(3)	—	—	289	—	289
Japanese government securities	2,663	—	—	—	2,663
Japanese agency and municipal securities	—	159	—	—	159
Foreign government, agency and municipal securities	3,382	789	23	—	4,194
Bank and corporate debt securities and loans for trading purposes	—	1,568	51	—	1,619
Commercial mortgage-backed securities (“CMBS”)	—	171	28	—	199
Residential mortgage-backed securities (“RMBS”)	—	1,963	3	—	1,966
Mortgage and other mortgage-backed securities	—	2	128	—	130
Collateralized debt obligations (“CDO”) and other(4)	—	72	34	—	106
Investment trust funds and other	85	29	10	—	124

Total cash instruments	7,081	5,983	687	—	13,751

Derivative assets(5)
Equity contracts	653	721	98	—	1,472
Interest rate contracts	16	11,750	203	—	11,969
Credit contracts	—	1,863	203	—	2,066
Foreign exchange contracts	0	1,266	49	—	1,315
Commodity contracts	29	64	4	—	97
Netting	—	—	—	(15,428)	(15,428)

Total derivative assets	698	15,664	557	(15,428)	1,491

Subtotal	¥7,779	¥21,647	¥1,244	¥(15,428)	¥15,242

Loans and receivables(6)	—	543	11	—	554
Collateralized agreements(7)	—	904	—	—	904
Other assets
Non-trading debt securities	513	79	0	—	592
Other	121	0	25	—	146

Total	¥8,413	¥23,173	¥1,280	¥(15,428)	¥17,438

Liabilities:
Trading liabilities
Equities	¥1,444	¥91	¥—	¥—	¥1,535
Japanese government securities	1,588	—	—	—	1,588
Japanese agency and municipal securities	—	2	—	—	2
Foreign government, agency and municipal securities	3,018	509	—	—	3,527
Bank and corporate debt securities	—	316	—	—	316
Commercial mortgage-backed securities (“CMBS”)	—	1	—	—	1
Residential mortgage-backed securities (“RMBS”)	—	0	—	—	0
Collateralized debt obligations (“CDO”) and other(4)	—	0	—	—	0
Investment trust funds and other	64	—	—	—	64

Total cash instruments	6,114	919	—	—	7,033

Derivative liabilities(5)
Equity contracts	723	784	70	—	1,577
Interest rate contracts	15	11,861	192	—	12,068
Credit contracts	—	1,835	258	—	2,093
Foreign exchange contracts	0	1,341	47	—	1,388
Commodity contracts	19	82	6	—	107
Netting	—	—	—	(15,577)	(15,577)

Total derivative liabilities	757	15,903	573	(15,577)	1,656

Subtotal	¥6,871	¥16,822	¥573	¥(15,577)	¥8,689

Short-term borrowings(8)	—	182	1	—	183
Payables and deposits(9)	—	0	1	—	1
Collateralized financing(7)	—	332	—	—	332
Long-term borrowings(8)(10)(11)	126	1,663	144	—	1,933
Other liabilities	44	—	—	—	44

Total	¥7,041	¥18,999	¥719	¥(15,577)	¥11,182

	Billions of yen
	March 31, 2012
	Level 1	Level 2	Level 3	Counterparty and Cash Collateral Netting(1)	Balance as of March 31, 2012
Assets:
Trading assets and private equity investments(2)
Equities(3)	¥745	¥1,194	¥125	¥—	¥2,064
Private equity(3)	—	—	202	—	202
Japanese government securities	2,143	—	—	—	2,143
Japanese agency and municipal securities	—	151	10	—	161
Foreign government, agency and municipal securities	3,072	1,185	37	—	4,294
Bank and corporate debt securities and loans for trading purposes	—	1,276	62	—	1,338
Commercial mortgage-backed securities (“CMBS”)	—	135	8	—	143
Residential mortgage-backed securities (“RMBS”)	—	2,010	5	—	2,015
Mortgage and other mortgage-backed securities	—	1	91	—	92
Collateralized debt obligations (“CDO”) and other(4)	—	103	20	—	123
Investment trust funds and other	95	85	9	—	189

Total cash instruments	6,055	6,140	569	—	12,764

Derivative assets(5)
Equity contracts	584	937	82	—	1,603
Interest rate contracts	14	18,850	57	—	18,921
Credit contracts	0	1,650	214	—	1,864
Foreign exchange contracts	0	1,229	131	—	1,360
Commodity contracts	1	3	0	—	4
Netting	—	—	—	(22,392)	(22,392)

Total derivative assets	599	22,669	484	(22,392)	1,360

Subtotal	¥6,654	¥28,809	¥1,053	¥(22,392)	¥14,124

Loans and receivables(6)	—	447	11	—	458
Collateralized agreements(7)	—	752	—	—	752
Other assets
Non-trading debt securities	680	177	6	—	863
Other(3)	216	6	72	—	294

Total	¥7,550	¥30,191	¥1,142	¥(22,392)	¥16,491

Liabilities:
Trading liabilities
Equities	¥579	¥413	¥0	¥—	¥992
Japanese government securities	2,624	—	—	—	2,624
Foreign government, agency and municipal securities	1,800	490	—	—	2,290
Bank and corporate debt securities	—	233	1	—	234
Commercial mortgage-backed securities (“CMBS”)	—	1	—	—	1
Residential mortgage-backed securities (“RMBS”)	—	0	—	—	0
Collateralized debt obligations (“CDO”) and other(4)	—	0	—	—	0
Investment trust funds and other	43	3	—	—	46

Total cash instruments	5,046	1,140	1	—	6,187

Derivative liabilities(5)
Equity contracts	617	1,016	68	—	1,701
Interest rate contracts	12	18,708	96	—	18,816
Credit contracts	0	1,727	225	—	1,952
Foreign exchange contracts	0	1,297	113	—	1,410
Commodity contracts	1	4	0	—	5
Netting	—	—	—	(22,576)	(22,576)

Total derivative liabilities	630	22,752	502	(22,576)	1,308

Subtotal	¥5,676	¥23,892	¥503	¥(22,576)	¥7,495

Short-term borrowings(8)	—	153	0	—	153
Payables and deposits(9)	—	0	(0)	—	(0)
Collateralized financing(7)	—	307	—	—	307
Long-term borrowings(8)(10)(11)	154	1,549	(13)	—	1,690
Other liabilities	93	4	—	—	97

Total	¥5,923	¥25,905	¥490	¥(22,576)	¥9,742

(1)	Represents the amount offset under counterparty netting of derivative assets and liabilities as well as cash collateral netting against net derivatives.
(2)	Includes investments in certain funds measured at fair value on the basis of NAV per share as a practical expedient.
(3)	Includes equity investments that would have been accounted for under the equity method had Nomura not chosen to elect the fair value option.
(4)	Includes collateralized loan obligations (“CLO”) and asset-backed securities (“ABS”) such as those secured on credit card loans, auto loans and student loans.
(5)	Each derivative classification includes derivatives referencing multiple risk components. For example, interest rates contracts include complex derivatives referencing interest rate risk as well as foreign exchange risk or other factors such as prepayment rates. Credit contracts include credit default swaps as well as derivatives referencing corporate and government securities.
(6)	Includes loans for which the fair value option is elected.
(7)	Includes collateralized agreements or collateralized financing for which the fair value option is elected.
(8)	Includes structured notes for which the fair value option is elected.
(9)	Includes embedded derivatives bifurcated from deposits received at banks. If unrealized gains are greater than unrealized losses, deposits are reduced by the excess amount.
(10)	Includes embedded derivatives bifurcated from issued structured notes. If unrealized gains are greater than unrealized losses, borrowings are reduced by the excess amount.
(11)	Includes liabilities recognized from secured financing transactions that are accounted for as financings rather than sales. Nomura elected the fair value option for these liabilities.

Valuation techniques by major class of financial instrument

The valuation techniques used by Nomura to estimate fair value for major classes of financial instruments, together with the significant inputs which determine classification in the fair value hierarchy, are as follows:

Equities—Equities include direct holdings of both listed and unlisted equity securities, and fund investments. Listed equity securities are valued using quoted prices for identical securities from active markets where available. These valuations should be in line with market practice and therefore can be based on bid/offer prices as applicable or mid-market prices. Nomura determines whether the market is active depending on the sufficiency and frequency of trading activity. Where these securities are classified in Level 1 of the fair value hierarchy, no valuation adjustments are made to fair value. Listed equities traded in inactive markets are valued using the exchange price as adjusted to reflect liquidity and bid offer spreads and are classified in Level 2. Unlisted equity securities are valued using the same methodology as private equity investments described below and are usually classified as Level 3 because of the management judgment involved. As a practical expedient, fund investments are generally valued using NAV per share where available. Publicly traded mutual funds which are valued using a daily NAV per share are classified as Level 1. Investments in funds where Nomura has the ability to redeem its investment with the investee at NAV per share as of the balance sheet date or within the near term are classified as Level 2. Investments in funds where Nomura does not have the ability to redeem in the near term or does not know when it can redeem are classified as Level 3. The Direct Capitalization Method (“DCM”) is used as a valuation technique for certain equity investments in real estate funds, with net operating income used as a measure of financial performance which is then applied to a capitalization rate dependent on the characteristics of the underlying real estate. Equity investments which are valued using DCM valuation techniques are generally classified as Level 3 since observable market capitalization rates are usually not available for identical or sufficiently similar real estate to that held within the real estate funds being valued.

Private equity—The valuation of unlisted private equity investments requires significant management judgment because the investments, by their nature, have little or no price transparency. Private equity investments are initially carried at cost as an approximation of fair value. Adjustments to carrying value are made if there is third-party evidence of a change in value. Adjustments are also made, in the absence of third-party transactions, if it is determined that the expected exit price of the investment is different from carrying value. In reaching that determination, Nomura primarily uses either a discounted cash flow (“DCF”) valuation techniques which incorporates estimated future cash flows to be generated from the underlying investment, discounted at a weighted average cost of capital (“WACC”) or comparable market multiple valuation techniques such as Enterprise Value/earnings before interest, taxes, depreciation and amortization ratios, (“EV/EBITDA ratios”), Price/Earnings ratios (“PE ratios”), Price/Embedded Value ratios and other multiples based on relationships between numbers reported in the financial statements and the price of comparable companies. Where possible these valuations are compared with the operating cash flows and financial performance of the companies or properties relative to budgets or projections, price/earnings data for similar quoted companies, trends within sectors and/or regions and any specific rights or terms associated with the investment, such as conversion features and liquidation preferences. Private equity investments are generally classified as Level 3 since the valuation inputs such as those mentioned above are usually unobservable or there is significant uncertainty.

Government, state, municipal and agency securities—Japanese and other G7 government securities are valued using quoted market prices, broker or dealer quotations, or alternative pricing sources. These securities are traded in active markets and therefore are classified within Level 1 of the fair value hierarchy. Non-G7 government securities, agency securities and municipal securities are valued using similar pricing sources but are generally classified as Level 2 as they are traded in markets that are not considered to be active. Certain non-G7 securities may be classified as Level 1 because they trade in active markets. Certain securities may be classified as Level 3 because they trade infrequently and there is not sufficient information from comparable securities to classify them as Level 2. These are valued using DCF valuation techniques which include unobservable inputs such as credit spreads of the issuer.

Corporate debt securities—The valuation of corporate debt securities is primarily performed using internal models and market inputs such as price quotes and recent market transactions of identical or similar debt, yield curves, asset swap spreads and credit default spreads. Most corporate debt securities are classified in Level 2 because the modeling inputs are usually observable. Certain corporate debt securities may be classified as Level 1 because they trade in active markets where there is sufficient information from a liquid exchange or multiple sources and they are valued using an unadjusted quote for an identical instrument. Certain securities may be classified as Level 3 because they trade infrequently and there is insufficient information from comparable securities to classify them as Level 2. These are valued using DCF valuation techniques which include unobservable inputs such as credit spreads of the issuer.

Commercial mortgage-backed securities (“CMBS”) and Residential mortgage-backed securities (“RMBS”)—The fair value of CMBS and RMBS is estimated using quoted market prices, recent market transactions or by reference to a comparable market index. CMBS and RMBS securities are classified primarily as Level 2 if all significant inputs are observable. For certain asset classes, no direct pricing sources or comparable indices are available and valuation is based on a combination of indices. These securities are valued using DCF valuation techniques which include unobservable inputs such as yields, prepayment rates, default probabilities and loss severities and are classified as Level 3.

Mortgage and other mortgage-backed securities—The fair value of other mortgage-backed securities is estimated using quoted market prices, recent market transactions or by reference to a comparable market index. Where all significant inputs are observable, the securities will be classified as Level 2. For certain securities, no direct pricing sources or comparable securities or indices may be available. These securities are valued using DCF or DCM valuation techniques and are classified as Level 3 as the valuation includes unobservable valuation inputs such as yields, prepayment rates, default probabilities, loss severities and capitalization rates.

Collateralized debt obligations (“CDO”) and other—CDOs are valued using internal models where quoted market prices do not exist. Key inputs used by the model include market spread data for each credit rating, prepayment rates, loss severities and default probabilities. Where all significant inputs are observable, the securities will be classified as Level 2. Since some of these inputs are unobservable, certain CDOs are classified as Level 3 where the unobservable inputs are significant.

Investment trust funds and other—Investment trust funds are generally valued using NAV per share. Publicly traded funds which are valued using a daily NAV per share are classified as Level 1. For funds that are not publicly traded but Nomura has the ability to redeem its investment with the investee at NAV per share on the balance sheet date or within the near term, the investments are classified as Level 2. Investments where Nomura does not have the ability to redeem in the near term or does not know when it can redeem are classified as Level 3.

Derivatives—Exchange-traded derivatives are usually valued using unadjusted quoted market prices and are therefore classified as Level 1. Where exchange-traded derivatives are not valued at the exchange price due to timing differences, these are classified as Level 2. OTC derivatives are valued by internal models using market transactions and other market evidence whenever possible, including market-based inputs to models, model calibration to market clearing transactions, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. Valuation techniques include simple DCF techniques, Black-Scholes and Monte Carlo simulations. For OTC derivatives that trade in liquid markets, such as plain vanilla forwards, swaps and options, model inputs can generally be verified and model selection does not involve significant management judgment. OTC derivatives are classified within Level 2 of the fair value hierarchy when all of the significant inputs can be corroborated to market evidence. Derivatives that are valued using models with significant unobservable inputs such as correlation, long-dated volatility, credit curves or other unobservable inputs are classified within Level 3. Examples of derivatives classified as Level 3 by Nomura include exotic interest rate derivatives, exotic foreign exchange derivatives, exotic equity derivatives, exotic derivatives including a combination of interest rate, foreign exchange and equity risks and certain other transactions including long-dated or exotic credit derivatives. Valuation adjustments are recorded to model valuations which do not calibrate to market and consider all factors that would impact fair value including bid offer, liquidity and credit risk; both with regards to counterparty credit risk on derivative assets and Nomura’s own creditworthiness on derivative liabilities. During the year ended March 31, 2012, Nomura began using the Overnight Indexed Swap (“OIS”) curve rather than the London Interbank Offered Rate (“LIBOR”) curve to estimate the fair value of certain collateralized interest rate, credit and foreign exchange derivative contracts. Nomura believes using an OIS rather than LIBOR curve is more representative of how market participants in the principal market for these derivatives would determine fair value. The impact of this change on the fair value measurements applied to these derivatives was not significant.

Loans—Loans carried at fair value either as trading assets or through election of the fair value option are valued primarily through internal models using similar inputs to corporate debt securities as quoted prices are usually not available. Where there are no significant inputs which are unobservable, loans are classified as Level 2. Certain loans, however, may be classified as Level 3 because they are traded infrequently and there is not sufficient information from comparable securities to classify them as Level 2.

Collateralized agreements and Collateralized financing—Resale and repurchase agreements carried at fair value through election of the fair value option are valued using DCF valuation techniques. Key inputs include expected future cash flows, interest rates and collateral funding spreads such as general collateral or special rates. Resale and repurchase agreements are generally classified in Level 2 of the fair value hierarchy as unobservable inputs are not significant. Where the unobservable inputs are significant, they will be classified in Level 3.

Non-trading debt securities—These are debt securities held by certain non-trading subsidiaries in the group and are valued and classified in the fair value hierarchy using the same valuation techniques used for other debt securities classified as government, agency and municipal bonds and bank and corporate debt securities described above.

Short-term and long-term borrowings (“Structured notes”)—Structured notes are debt securities issued by Nomura which contain embedded features that alter the return to the investor from simply receiving a fixed or floating rate of interest to a return that depends upon some other variables, such as an equity or equity index, commodity price, foreign exchange rate, credit rating of a third party or a more complex interest rate. The fair value of structured notes is estimated using a quoted price in an active market for the identical liability if available, and where not available, using a mixture of valuation techniques that use the quoted price of the identical liability when traded as an asset, quoted prices for similar liabilities, similar liabilities when traded as assets, and also the amount at the measurement date that Nomura would pay to transfer the identical liability or would receive if the identical liability is entered at the measurement date. The fair value of structured notes includes an adjustment to reflect Nomura’s own creditworthiness. This adjustment can differ depending on the market in which the structured note is issued and traded. Structured notes are generally classified in Level 2 of the fair value hierarchy as unobservable inputs are not significant. Where the unobservable inputs are significant, they will be classified in Level 3.

Long-term borrowings (“Secured financing transactions”)—Secured financing transactions are liabilities recognized when a transfer of a financial asset does not meet the criteria for sales accounting under ASC 860 and therefore the transaction is accounted for as a secured borrowing. These liabilities are valued using the same valuation techniques that are applied to the transferred financial assets which remain on the consolidated balance sheets and are therefore classified in the same level in the fair value hierarchy as the transferred financial assets. These liabilities do not provide general recourse to Nomura and therefore no adjustment is made to reflect Nomura’s own creditworthiness.

Valuation processes

In order to ensure the appropriateness of any fair value measurement of a financial instrument used within these consolidated financial statements including those classified as Level 3 within the fair value hierarchy, Nomura operates a governance framework which mandates determination or validation of a fair value measurement by control and support functions independent of the trading businesses assuming the risk of the financial instrument. Such functions within Nomura with direct responsibility for either defining, implementing or maintaining valuation policies and procedures are as follows:

•

The Product Control Valuations Group (“PCVG”) within Nomura’s Finance Department has primary responsibility for determining and implementing valuation policies and procedures in connection with determination of fair value measurements. In particular, this group will ensure that valuation policies are documented for each type of financial instrument in accordance with U.S. GAAP. While it is the responsibility of market makers and investment professionals in our trading businesses to price our financial instruments, the PCVG are responsible for independently verifying or validating these prices. In the event of a difference in opinion or where the estimate of fair value requires judgment, the valuation used within these consolidated financial statements is made by senior managers independent of the trading businesses. The group reports to the Global Head of Product Control and ultimately to the Chief Financial Officer (“CFO”);

•

The Accounting Policy Group within Nomura’s Finance Department defines the group’s accounting policies and procedures in accordance with U.S. GAAP, including those associated with determination of fair value under ASC 820 and other relevant U.S. GAAP pronouncements. This group reports to the Global Head of Accounting Policy and ultimately to the CFO; and

•

The Global Model Validation Group (“MVG”) within Nomura’s Risk Management Department validates the appropriateness and consistency of pricing models used to determine fair value measurements independently of those who design and build the models. The group reports to the Global Head of Market and Quantitative Risk.

The fundamental components of this governance framework over valuation processes within Nomura particularly around Level 3 financial instruments are the procedures in place around independent price verification, pricing model validation and revenue substantiation.

Independent price verification processes

The key objective of the independent price verification processes within Nomura is to verify the appropriateness of fair value measurements applied to all financial instruments within Nomura. In applying these control processes, observable inputs are used whenever possible and when unobservable inputs are necessary, the processes seek to ensure the valuation technique and inputs are appropriate, reasonable and consistently applied.

The independent price verification processes aim to verify the fair value of all positions to external levels on a regular basis. The process will involve obtaining data such as trades, marks and prices from internal and external sources and examining the impact of marking the internal positions at the external prices. Margin disputes within the collateral process will also be investigated to determine if there is any impact on valuations.

Where third-party pricing information sourced from brokers, dealers and consensus pricing services is used as part of the price verification process, consideration is given as to whether that information reflects actual recent market transactions or prices at which transactions involving identical or similar financial instruments are currently executable. If such transactions or prices are not available, the financial instrument will generally be classified as Level 3.

Where there is a lack of observable market information around the inputs used in a fair value measurement then the PCVG and the MVG will assess the inputs used for reasonableness considering available information including comparable products, surfaces, curves and past trades. Additional valuation adjustments may be taken for the uncertainty in the inputs used, such as correlation and where appropriate trading desks may be asked to execute trades to evidence market levels.

Model review and validation

For more complex financial instruments pricing models are used to determine fair value measurements. The MVG performs an independent model approval process which incorporates a review of the model assumptions across a diverse set of parameters. Considerations include:

•	Scope of the model (different financial instruments may require different but consistent pricing approaches);

•	Mathematical and financial assumptions;

•	Full or partial independent benchmarking along with boundary and stability tests, numerical convergence, calibration quality and stability

•	Model integration within Nomura’s trading and risk systems;

•	Calculation of risk numbers and risk reporting; and

•	Hedging strategies/practical use of the model.

New models are reviewed and approved by the MVG. The frequency of subsequent reviews is generally based on the model risk rating and the materiality of usage of the model with more frequent review where warranted by market conditions.

Revenue substantiation

Nomura’s Product Control function also ensures adherence to Nomura’s valuation policies through daily and periodic analytical review of net revenues. This process involves substantiating revenue amounts through explanations and attribution of revenue sources based on the underlying factors such as interest rates, credit spreads, volatility, foreign exchange rates etc. In combination with the independent price verification processes, this daily, weekly, monthly and quarterly review substantiates the revenues made while helping to identify and resolve potential booking, pricing or risk quantification issues.

Level 3 financial instruments

As described above, the valuation of Level 3 financial assets and liabilities is dependent on certain significant inputs which cannot be observed in the market. Common characteristics of an inactive market include a low number of transactions of the financial instrument, stale or non-current price quotes, price quotes that vary substantially either over time or among market makers, or little publicly released information.

If corroborative evidence is not available to value Level 3 financial instruments, fair value may be established using other equivalent products in the market. The level of correlation between the specific Level 3 financial instrument and the available benchmark instrument is considered as an unobservable parameter. Other techniques for determining an appropriate value for unobservable parameters may consider information such as consensus pricing data among certain market participants, historical trends, extrapolation from observable market data and other information Nomura would expect market participants to use in valuing similar instruments.

Use of reasonably possible alternative input assumptions to value Level 3 financial instruments will significantly influence fair value determination. Ultimately, the uncertainties described above about input assumptions imply that the fair value of Level 3 financial instruments is a judgmental estimate. The specific valuation for each instrument is based on management’s judgment of prevailing market conditions, in accordance with Nomura’s established valuation policies and procedures.

During the year ended March 31, 2012, a lack of liquidity continues to persist in certain classes of financial instrument which have impacted the observability of certain inputs which are significant to Nomura’s financial instrument valuations. These inputs include those listed below.

Quantitative information regarding significant unobservable inputs and assumptions

The following table presents information about the significant unobservable inputs and assumptions used by Nomura for certain Level 3 financial instruments as of March 31, 2012.

	March 31, 2012
Financial Instrument	Fair value in billions of yen	Valuation technique(s)	Unobservable inputs	Range of input values
Assets:
Trading assets and private equity investments

Equities	125	DCF	Credit spreads Liquidity discounts	6.5 – 7.5% 20.0 – 30.0%

		Market multiples	PE ratios Price/Book ratios Liquidity discounts	12.2x 1.7x 20.0%

		DCM	Capitalization rates	5.2 – 6.5%

Private equity	202	DCF	WACC Growth rates Operating margins Liquidity discounts	6.8 – 12.0% 0.0 – 2.0% 23.0% 0.0 – 30.0%

		Market multiples	EV/EBITDA ratios PE ratios Price/Book ratios Price/Embedded values Liquidity discounts	4.3 – 12.6x 12.9x 0.5 – 0.7x 0.5x 0.0 – 50.0%

Japanese agency and municipal securities	10	DCF	Credit spreads	0.1%

Foreign government, agency and municipal securities	37	DCF	Credit spreads	0.6 – 17.0%

Bank and corporate debt securities and loans for trading purposes	62	DCF	Credit spreads	0.4 – 25.6%

Commercial mortgage-backed securities (“CMBS”)	8	DCF	Yields Prepayment rates Default probabilities Loss severities	3.0 – 24.5% 0.0 – 25.0% 0.0 – 60.0% 0.0 – 50.0%

Residential mortgage-backed securities (“RMBS”)	5	DCF	Yields Prepayment rates Default probabilities Loss severities	1.6 – 30.0% 1.0 – 5.0% 2.0 – 4.0% 20.0 – 40.0%

Mortgage and other mortgage-backed securities	91	DCF	Yields Default probabilities Loss severities	4.0 – 15.0% 24.0 – 65.0% 80.0 – 100.0%

		DCM	Capitalization rates	6.7 – 11.4%

Collateralized debt obligations (“CDO”) and other	20	DCF	Yields Prepayment rates Default probabilities Loss severities	12.0 – 30.0% 0.0 – 15.0% 1.5 – 3.0% 30.0 – 60.0%

Investment trust funds and other	9	DCF	Credit spreads Correlations	0.0 – 13.6% 0.50 – 0.70

Derivatives, net:
Equity contracts	14	Option models	Dividend yield Volatilities Correlations	0.1 – 13.5% 12.1 – 65.1% (0.95) – 0.94

Interest rate contracts	(39)	DCF	Forward FX rates Interest rates Volatilities Correlations	53.2 – 105.4 0.8 – 4.7% 5.5 – 121.0% (0.55) – 1.00

Credit contracts	(11)	DCF	Credit spreads Recovery rates Volatilities Correlations	1.3 – 1,912.4 bps 5.0 – 52.0% 10.0 – 75.0% 0.11 – 1.00

Foreign exchange contracts	18	Option models	Volatilities	10.0 – 18.5%

		DCF	Forward FX rates	2.5 – 11,052.0

Loans and receivables	11	DCF	Credit spreads	3.0 – 15.0%

Other assets

Non-trading debt securities	6	DCF	Credit spreads	0.6 – 2.0%

Other(1)	72	DCF	WACC	6.8 – 9.3%
			Growth rates	0.0%

		Market Multiples	PE ratios Price/Book ratios Liquidity discounts	12.9x 0.5x 25.0%

Liabilities:

Long-term borrowings	(13)	DCF	Yields Prepayment rates Default probabilities Loss severities Volatilities Correlations	22.0 – 67.0% 15.0% 2.0 – 6.0% 30.0 – 60.0% 5.5 – 118.5% (0.76) – 1.00

(1)	Valuation technique(s) and unobservable inputs represent those of non-trading equity securities which are reported in Other assets.

Sensitivity of fair value to changes in unobservable inputs

For each class of financial instrument described in the above table, changes in the each of the significant unobservable inputs and assumptions used by Nomura will impact upon the determination of a fair value measurement for the financial instrument. The sensitivity of these Level 3 fair value measurements to changes in unobservable inputs and interrelationships between those inputs are described below:

•

Equities, Private equity and non-trading equity securities included in Other assets—When using DCF valuation techniques to determine fair value, a significant increase (decrease) in credit spreads or liquidity discount in isolation would result in a significantly lower (higher) fair value measurement. Conversely, a significant increase (decrease) in operating margin or growth rate would result in a corresponding significantly higher (lower) fair value measurement. There is little interrelationship between these measures. When using market multiples to determine fair value, a significant increase (decrease) in the relevant multiples such as PE ratios, EV/EBITDA ratios, Price/Book ratios, Price/Embedded Value ratios in isolation would result in a higher (lower) fair value measurement. Conversely, a significant increase (decrease) in the liquidity discount applied to the holding in isolation would result in a significantly lower (higher) fair value measurement. Generally changes in assumptions around multiples result in a corresponding similar directional change in a fair value measurement, assuming earnings levels remain constant. When using DCM, a significant increase (decrease) in the capitalization rate would result in a significantly lower (higher) fair value measurement.

•

Japanese agency and municipal securities, Foreign government, agency and municipal securities, Bank and corporate debt securities and loans for trading purposes, Loans and receivables and Non-trading debt securities—Significant increases (decreases) in the credit spreads used in a DCF valuation technique would result in a significantly lower (higher) fair value measurement.

•

Commercial mortgage-backed securities (“CMBS”), Residential mortgage-backed securities (“RMBS”), Mortgage and other mortgage-backed securities and Collateralized debt obligations (“CDO”) and other—Significant increases (decreases) in yields, prepayment rates, default probabilities and loss severities in isolation would result in a significantly lower (higher) fair value measurement. Generally, a change in default probabilities is accompanied by a directionally similar change loss severities and a directionally opposite change prepayment rates. When using DCM, a significant increase (decrease) in the capitalization rate would result in a significantly lower (higher) fair value measurement.

•

Investment trust funds and other—Significant increases (decreases) in credit spreads used in a DCF valuation technique would result in a significantly lower (higher) fair value measurement, while significant increases (decreases) in correlation would result in a significantly higher (lower ) fair value measurement.

•

Derivatives—Where Nomura is long the underlying risk of a derivative, significant increases (decreases) in the underlying of the derivative, such as interest rates, credit spreads or forward FX rates in isolation or of significant decreases (increases) in dividend yields would result in a significantly higher (lower) fair value measurement. Where Nomura is short the underlying risk of a derivative, the impact of these changes would have a converse effect on the fair value measurements reported by Nomura. Where Nomura is long optionality, recovery rates or correlation, significant increases (decreases) in volatilities, recovery rates or correlation will generally result in a significantly higher (lower) fair value measurement. Where Nomura is short optionality, recovery rates or correlation, the impact of these changes would have a converse effect on the fair value measurements.

•

Long-term borrowings—Significant increases (decreases) in yields, prepayment rates, default probabilities, and loss severities in isolation would result in a significantly lower (higher) fair value measurement. Generally, a change in default probabilities is accompanied by a directionally similar change in the assumption used for loss severities and a directionally opposite change in prepayment rates. Where Nomura is long optionality or correlation, significant increases (decreases) in volatilities or correlation will generally result in a significantly higher (lower) fair value measurement. Where Nomura is short optionality or correlation, the impact of these changes would have a converse effect on the fair value measurements.

Movements in Level 3 financial instruments

The following tables present gains and losses as well as increases and decreases of financial instruments measured at fair value on a recurring basis which Nomura classified as Level 3 for the years ended March 31, 2011 and 2012. Financial instruments classified as Level 3 are often hedged with instruments within Level 1 or Level 2 of the fair value hierarchy. The gains or losses presented below do not reflect the offsetting gains or losses for these hedging instruments. Level 3 financial instruments are also measured using both observable and unobservable inputs. Fair value changes presented below, therefore, reflect realized and unrealized gains and losses resulting from movements in both observable and unobservable parameters.

For the year ended March 31, 2012, gains and losses related to Level 3 assets did not have a material impact on Nomura’s liquidity and capital resources management.

The following tables in this note that relate to the year ended March 31, 2011 are prepared in accordance with the disclosure requirements in effect prior to certain amendments to ASC 820 that Nomura adopted during the year ended March 31, 2012.

	Billions of yen
		Year ended March 31, 2011
	Balance as of April 1, 2010	Unrealized and realized gains/losses included in revenue					Purchases (issues) / sales (redemptions), and settlements(2)(3)	Net transfers in / (out of) Level 3(4)	Balance as of March 31, 2011
		Net gain on trading	Gain (loss) on investments in equity securities and other(1)	Gain on private equity investments	Interest and dividends / Interest expense	Total unrealized and realized gains / (losses)
Assets:
Trading assets and private equity investments
Equities	¥164	¥(1)	¥—	¥—	¥(1)	¥(2)	¥(33)	¥(8)	¥121
Private equity	325	—	—	19	0	19	(55)	—	289
Japanese agency and municipal securities	0	0	—	—	—	0	3	(3)	—
Foreign government, agency and municipal securities	22	6	—	—	—	6	5	(10)	23
Bank and corporate debt securities and loans for trading purposes	131	8	—	—	0	8	(37)	(51)	51
Commercial mortgage-backed securities (“CMBS”)	27	6	—	—	—	6	5	(10)	28
Residential mortgage-backed securities (“RMBS”)	4	1	—	—	—	1	(2)	0	3
Mortgage and other mortgage-backed securities	117	0	—	—	—	0	9	2	128
Collateralized debt obligations (“CDO”) and other	43	1	—	—	—	1	(10)	0	34
Investment trust funds and other	10	0	—	—	—	0	(0)	—	10

Total cash instruments	843	21	—	19	(1)	39	(115)	(80)	687

Derivatives, net(5)
Equity contracts	32	30	—	—	—	30	(39)	5	28
Interest rate contracts	9	80	—	—	—	80	(71)	(7)	11
Credit contracts	(58)	(51)	—	—	—	(51)	50	4	(55)
Foreign exchange contracts	(2)	(2)	—	—	—	(2)	(1)	7	2
Commodity contracts	(0)	(6)	—	—	—	(6)	3	1	(2)

Total derivatives, net	(19)	51	—	—	—	51	(58)	10	(16)

Subtotal	¥824	¥72	¥—	¥19	¥(1)	¥90	¥(173)	¥(70)	¥671

Loans and receivables	10	0	—	—	—	0	7	(6)	11
Other assets	38	(0)	1	—	—	1	(1)	(13)	25

Total	¥872	¥72	¥1	¥19	¥(1)	¥91	¥(167)	¥(89)	¥707

Liabilities:
Trading liabilities
Equities	¥0	¥(0)	¥—	¥—	¥—	¥(0)	¥0	¥(0)	¥—
Foreign government, agency and municipal securities	—	0	—	—	—	0	0	(0)	—
Bank and corporate debt securities	0	0	—	—	—	0	(0)	(0)	—

Subtotal	¥0	¥0	¥—	¥—	¥—	¥0	¥(0)	¥(0)	¥—

Short-term borrowings	9	1	—	—	—	1	(6)	(1)	1
Payables and deposits	(0)	0	—	—	—	0	1	(0)	1
Long-term borrowings	(127)	49	—	—	—	49	295	25	144

Total	¥(118)	¥50	¥—	¥—	¥—	¥50	¥290	¥24	¥146

		Billions of yen
		Year ended March 31, 2012
	Balance as of April 1, 2011	Total gains (losses) recognized in revenue(6)	Total gains (losses) recognized in other comprehensive income	Purchases/ issues(7)	Sales / redemptions(7)	Settlements	Foreign exchange movements	Transfers into Level 3(4)	Transfers out of Level 3(4)	Balance as of March 31, 2012
Assets:
Trading assets and private equity investments
Equities	¥121	¥(11)	¥—	¥57	¥(27)	¥—	¥(1)	¥8	¥(22)	¥125
Private equity	289	23	—	4	(112)	—	(2)	—	—	202
Japanese agency and municipal securities	—	0	—	27	(18)	—	—	1	(0)	10
Foreign government, agency and municipal securities	23	11	—	415	(403)	—	—	4	(13)	37
Bank and corporate debt securities and loans for trading purposes	51	(0)	—	159	(154)	—	(0)	44	(38)	62
Commercial mortgage-backed securities (“CMBS”)	28	0	—	8	(33)	—	0	6	(1)	8
Residential mortgage-backed securities (“RMBS”)	3	0	—	3	(13)	—	0	13	(1)	5
Mortgage and other mortgage-backed securities	128	1	—	7	(45)	—	(0)	—	—	91
Collateralized debt obligations (“CDO”) and other	34	(1)	—	21	(24)	—	0	8	(18)	20
Investment trust funds and other	10	(1)	—	2	(2)	—	(0)	0	—	9

Total cash instruments	687	22	—	703	(831)	—	(3)	84	(93)	569

Derivatives, net(5)
Equity contracts	28	(13)	—	—	—	6	(2)	(4)	(1)	14
Interest rate contracts	11	(3)	—	—	—	(24)	(4)	12	(31)	(39)
Credit contracts	(55)	(30)	—	—	—	52	3	25	(6)	(11)
Foreign exchange contracts	2	22	—	—	—	(6)	0	0	(0)	18
Commodity contracts	(2)	0	—	—	—	(0)	(0)	2	0	(0)

Total derivatives, net	(16)	(24)	—	—	—	28	(3)	35	(38)	(18)

Subtotal	¥671	¥(2)	¥—	¥703	¥(831)	¥28	¥(6)	¥119	¥(131)	¥551

Loans and receivables	11	(4)	—	10	(5)	—	(0)	—	(1)	11
Other assets
Non-trading debt securities	0	0	(0)	8	(2)	—	(0)	—	—	6
Other	25	(1)	(1)	66	(17)	—	0	0	(0)	72

Total	¥707	¥(7)	¥(1)	¥787	¥(855)	¥28	¥(6)	¥119	¥(132)	¥640

Liabilities:
Trading liabilities
Equities	—	—	—	(0)	0	—	—	0	—	0
Bank and corporate debt securities	—	(0)	—	2	(1)	—	—	—	—	1

Subtotal	¥—	¥(0)	¥—	¥2	¥(1)	¥—	¥—	¥0	¥—	¥1

Short-term borrowings	1	0	—	16	(15)	—	0	0	(2)	0
Payables and deposits	1	(0)	—	(0)	(1)	—	—	—	—	(0)
Long-term borrowings	144	(50)	—	77	(183)	—	(10)	2	(93)	(13)

Total	¥146	¥(50)	¥—	¥95	¥(200)	¥—	¥(10)	¥2	¥(95)	¥(12)

(1)	Includes gains and losses reported within Revenue—Other and Non-interest expenses—Other in the consolidated statements of income.
(2)	Includes the effect of foreign exchange movements.
(3)	Includes the effect from the application of ASC 810 which has been amended in accordance with ASU No. 2009-17 “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities” (“ASU 2009-17”) and ASU No. 2009-16 “Accounting for Transfers of Financial Assets”.
(4)	If financial instruments move from Level 3 to another Level or move from another Level to Level 3, the amount reported in Net transfers in / (out of) Level 3, Transfers into Level 3 and Transfers out of Level 3 are the fair value as of the beginning of the quarter during which the movement occurs. Therefore if financial instruments move from another Level to Level 3 all gains/ (losses) during the quarter are included in the table and if financial instruments move from Level 3 to another Level all gains/ (losses) during the quarter are excluded from the table.
(5)	Each derivative classification includes derivatives referencing multiple risk components. For example, interest rate contracts include complex derivatives referencing interest rate risk as well as foreign exchange risk or other factors such as prepayments speeds. Credit contracts include credit default swaps as well as derivatives referencing corporate and government securities.
(6)	Includes gains and losses reported mainly within Net gain on trading, Gain on private equity investments, and also within Gain (loss) on investments in equity securities, Revenue—Other and Non-interest expenses—Other, Interest and dividends and Interest expense in the consolidated statements of income.
(7)	Amounts reported in Purchases / issues include increases in trading liabilities while Sales / redemptions include decreases in trading liabilities.

Unrealized gains and losses recognized for Level 3 financial instruments

The following tables present the amounts of unrealized gains (losses) for the years ended March 31, 2011 and 2012, relating to those financial instruments which Nomura classified as Level 3 within the fair value hierarchy and that were still held by Nomura at the relevant consolidated balance sheet date:

	Billions of yen
	Year ended March 31, 2011
	Net gain on trading	Gain (loss) on investments in equity securities and other(1)	Gain on private equity investments	Interest and dividends / interest expense	Total unrealized gains / (losses)
Assets:
Trading assets and private equity investments
Equities	¥(7)	¥—	¥—	¥(1)	¥(8)
Private equity	—	—	8	—	8
Foreign government, agency and municipal securities	1	—	—	—	1
Bank and corporate debt securities and loans for trading purposes	(1)	—	—	—	(1)
Commercial mortgage-backed securities (“CMBS”)	9	—	—	—	9
Residential mortgage-backed securities (“RMBS”)	0	—	—	—	0
Mortgage and other mortgage-backed securities	(5)	—	—	—	(5)
Collateralized debt obligations (“CDO”) and other	(0)	—	—	—	(0)
Investment trust funds and other	0	—	—	—	0

Total cash instruments	(3)	—	8	(1)	4

Derivatives, net(2)
Equity contracts	23	—	—	—	23
Interest rate contracts	91	—	—	—	91
Credit contracts	(28)	—	—	—	(28)
Foreign exchange contracts	(1)	—	—	—	(1)
Commodity contracts	(4)	—	—	—	(4)

Total derivatives, net	81	—	—	—	81

Subtotal	¥78	¥—	¥8	¥(1)	¥85

Loans and receivables	0	—	—	—	0
Other assets	(0)	2	—	—	2

Total	¥78	¥2	¥8	¥(1)	¥87

Liabilities:
Short-term borrowings	0	—	—	—	0
Payables and deposits	0	—	—	—	0
Long-term borrowings	12	—	—	—	12

Total	¥12	¥—	¥—	¥—	¥12

Billions of yen
Year ended March 31, 2012
Unrealized gain / (loss)(3)
Assets:
Trading assets and private equity investments
Equities	¥(2)
Private equity	(12)
Japanese agency and municipal securities	(0)
Foreign government, agency and municipal securities	2
Bank and corporate debt securities and loans for trading purposes	(3)
Commercial mortgage-backed securities (“CMBS”)	3
Residential mortgage-backed securities (“RMBS”)	(0)
Mortgage and other mortgage-backed securities	1
Collateralized debt obligations (“CDO”) and other	(1)
Investment trust funds and other	(0)

Total cash instruments	(12)

Derivatives, net(2)
Equity contracts	(6)
Interest rate contracts	(9)
Credit contracts	(45)
Foreign exchange contracts	16
Commodity contracts	0

Total derivatives, net	(44)

Subtotal	¥(56)

Loans and receivables	(3)
Other assets
Non-trading debt securities	0
Other	(2)

Total	¥(61)

Liabilities:
Short-term borrowings	0
Payables and deposits	(0)
Long-term borrowings	(63)

Total	¥(63)

(1)	Includes gains and losses reported within Revenue—Other and Non-interest expenses—Other in the consolidated statements of income.
(2)	Each derivative classification includes derivatives referencing multiple risk components. For example, interest rate contracts include complex derivatives referencing interest rate risk as well as foreign exchange risk or other factors such as prepayment rates. Credit contracts include credit default swaps as well as derivatives referencing corporate and government bonds.
(3)	Includes gains and losses reported primarily within Net gain on trading, Gain on private equity investments, and also within Gain (loss) on investments in equity securities, Revenue—Other and Non-interest expenses—Other, Interest and dividends and Interest expense in the consolidated statements of income.

Transfers between levels of the fair value hierarchy

Nomura assumes that all transfers of financial instruments from one level to another level within the fair value hierarchy occur at the beginning of the relevant quarter in which the transfer takes place. Amounts reported below therefore represent the fair value of the financial instruments at the beginning of the relevant quarter when the transfer was made.

Transfers between Level 1 and Level 2

For the year ended March 31, 2011 and for the nine months ended December 31, 2011, there were no significant transfers between Level 1 and Level 2.

For the three months ended March 31, 2012, a total of ¥115 billion of financial assets (excluding derivative assets) were transferred from Level 1 to Level 2. This comprised primarily ¥113 billion of equities reported within Trading assets and private equity investments—Equities which were transferred because the observable markets in which these instruments are traded became inactive. During the same period, a total of ¥180 billion of financial liabilities (excluding derivative liabilities) were transferred from Level 1 to Level 2. This also comprised primarily ¥171 billion of short sales of equities reported within Trading liabilities which were transferred because the observable markets in which these instruments were traded became inactive.

For the three months ended March 31, 2012, a total of ¥12 billion of financial assets (excluding derivative assets) were transferred from Level 2 to Level 1. This comprised primarily ¥7 billion of equities reported within Trading assets and private equity investments—Equities which were transferred because the observable markets in which these instruments are traded became active. During the same period, a total of ¥7 billion of financial liabilities (excluding derivative liabilities) were transferred from Level 2 to Level 1. This also comprised primarily ¥7 billion of short sales of equities reported within Trading liabilities which were transferred because the observable markets in which these instruments were traded became active.

Transfers out of Level 3

For the year ended March 31, 2011, approximately ¥43 billion of Trading assets and private equity investments—Bank and corporate debt securities and loans for trading purposes was transferred out of Level 3 as certain market parameters became observable. For nine months ended December 31, 2011, there were no significant transfers out of Level 3.

For the three months ended March 31, 2012, a total of ¥25 billion of financial assets (excluding derivative assets) were transferred out of Level 3. This comprised primarily ¥16 billion of Bank and corporate debt securities and loans for trading purposes, principally debt securities and loans, which were transferred because credit spreads became observable. During the same period, a total of ¥ 48 billion of financial liabilities (excluding derivative liabilities) were transferred out of Level 3. This comprised primarily ¥48 billion of Long-term borrowings, principally structured notes, which were transferred because certain volatility and correlation became observable.

A total of ¥21 billion of net derivative contracts were also transferred out of Level 3. This comprised primarily ¥19 billion of interest rate contracts which were transferred because certain volatility and correlation inputs became observable.

Transfers into Level 3

For the year ended March 31, 2011 and for the nine months ended December 31, 2011, there were no significant transfers into Level 3.

For the three months ended March 31, 2012, a total of ¥15 billion of financial assets (excluding derivative assets) were transferred into Level 3. This comprised primarily ¥9 billion of Bank and corporate debt securities and loans for trading purposes, principally debt securities, which were transferred because credit spreads became unobservable. The amount of gains and losses on these transfer reported in Bank and corporate debt securities and loans for trading purposes which were recognized in the quarter when the transfer into Level 3 occurred were not significant.

During the same period, a total of ¥1 billion of financial liabilities (excluding derivative liabilities) were transferred into Level 3. The amount of gains and losses on these transfer reported in financial liabilities which were recognized in the quarter when the transfer into Level 3 occurred were not significant.

A total of ¥34 billion of net derivative contracts were also transferred into Level 3. This comprised primarily ¥14 billion of interest rate contracts which were transferred because certain volatility and correlation inputs became unobservable and ¥21 billion of credit contracts which were transferred because certain credit spreads, recovery rates, volatility and correlation inputs became unobservable. Losses on these interest rate and credit contracts which were recognized in the quarter when the transfer into Level 3 occurred were ¥5 billion and ¥2 billion, respectively.

Investments in investment funds that calculate NAV per share

In the normal course of business, Nomura invests in non-consolidated funds which meet the definition of investment companies or are similar in nature and which do not have readily determinable fair values. For certain of these investments, Nomura uses NAV per share as the basis for valuation as a practical expedient. Some of these investments are redeemable at different amounts from NAV per share.

The following table presents information on these investments where NAV per share is calculated or disclosed as of March 31, 2011 and March 31, 2012. Investments are presented by major category relevant to the nature of Nomura’s business and risks.

	Billions of yen
	March 31, 2011
	Fair value(1)	Unfunded commitments(2)	Redemption frequency (if currently eligible)(3)	Redemption notice period(4)
Hedge funds	¥91	¥0	Weekly/Monthly	Same day-95 days
Venture capital funds	2	0	—	—
Private equity funds	64	23	Quarterly	30 days
Real estate funds	8	15	—	—

Total	¥165	¥38

	Billions of yen
	March 31, 2012
	Fair value(1)	Unfunded commitments(2)	Redemption frequency (if currently eligible)(3)	Redemption notice period(4)
Hedge funds	¥109	¥0	Monthly	Same day-95 days
Venture capital funds	4	1	—	—
Private equity funds	61	12	Quarterly	30 days
Real estate funds	11	15	—	—

Total	¥185	¥28

(1)	Fair value generally determined using NAV per share as a practical expedient.
(2)	The contractual amount of any unfunded commitments Nomura is required to make to the entities in which the investment is held.
(3)	The range in frequency with which Nomura can redeem investments.
(4)	The range in notice period required to be provided before redemption is possible.

Hedge funds:

These investments include funds of funds that invest in multiple asset classes. Nomura has developed the business of issuing structured notes linked to hedge funds. As a result, most of the risks are transferred as pass-through. The fair values of these investments are estimated using the NAV per share of the investments. Although most of these funds can be redeemed within six months, certain funds cannot be redeemed within six months due to contractual, liquidity or gating issues. The redemption period cannot be estimated for certain suspended or liquidating funds. Some of these investments contain restrictions against transfers of the investments to third parties.

Venture capital funds:

These investments include primarily start-up funds. The fair values of these investments in this category are estimated using the NAV per share of the investments. Most of these funds cannot be redeemed within six months. The redemption period cannot be estimated for certain suspended or liquidating funds. These investments contain restrictions against transfers of the investments to third parties.

Private equity funds:

These investments are made mainly in various sectors in Europe, United States and Japan. The fair values of these investments in this category are estimated using the NAV per share. Redemption is restricted for most of these investments. Some of these investments contain restrictions against transfers of the investments to third parties.

Real estate funds:

These are investments in commercial and other types of real estate. The fair values of these investments in this category are estimated using the NAV per share of the investments. Redemption is restricted for most of these investments. These investments contain restrictions against transfers of the investments to third parties.

Fair value option for financial assets and financial liabilities

Nomura carries certain eligible financial assets and liabilities at fair value through the election of the fair value option permitted by ASC 815 and ASC 825. When Nomura elects the fair value option for an eligible item, changes in that item’s fair value are recognized in the consolidated statements of income. Election of the fair value option is generally irrevocable unless an event that gives rise to a new basis of accounting for that instrument occurs.

The financial assets and financial liabilities primarily elected for the fair value option by Nomura, and the reasons for the election, are as follows:

•

Equity method investments reported within Trading assets and private equity investments held for capital appreciation or current income purposes which Nomura generally has an intention to exit rather than hold indefinitely. Nomura elects the fair value option to more appropriately represent the purpose of these investments in these consolidated financial statements.

•

Loans reported within Loans and receivables which are risk managed on a fair value basis and loan commitments related to loans receivable for which the fair value option will be elected upon funding. Nomura elects the fair value option to mitigate volatility in the consolidated statements of income caused by the difference in measurement basis that otherwise would arise between loans and the derivatives used to risk manage those instruments.

•

Resale and repurchase agreements reported within Collateralized agreements and Collateralized financing which are risk managed on a fair value basis. Nomura elects the fair value option to mitigate volatility in the consolidated statements of income caused by the difference in measurement basis that otherwise would arise between the resale and repurchase agreements and the derivatives used to risk manage those instruments.

•

All structured notes issued on or after April 1, 2008 reported within Short-term borrowings and Long-term borrowings. Nomura elects the fair value option for those structured notes primarily to mitigate the volatility in the consolidated statements of income caused by differences in the measurement basis for structured notes and the derivatives Nomura uses to risk manage those positions. Nomura also elects the fair value option for certain notes issued by consolidated variable interest entities (“VIEs”) for the same purpose and for certain structured notes issued prior to April 1, 2008.

•

Financial liabilities reported within Long-term borrowings recognized in transactions which are accounted for as secured financing transactions under ASC 860. Nomura elects the fair value option for these financial liabilities to mitigate volatility in the consolidated statements of income that otherwise would arise had this election not been made. Even though Nomura usually has little or no continuing economic exposure to the transferred financial assets, they remain on the consolidated balance sheets and continue to be carried at fair value, with changes in fair value recognized through the consolidated statements of income.

Interest and dividends arising from financial instruments for which the fair value option has been elected are recognized within Interest and dividends, Interest expense or Net gain on trading.

The following table presents gains (losses) due to changes in fair value for financial instruments measured at fair value using the fair value option for the years ended March 31, 2011 and 2012.

	Billions of yen
	Year ended March 31
	2011	2012
	Gains/(Losses)(1)
Assets:
Trading assets and private equity investments(2)
Trading assets	¥(4)	¥0
Private equity	0	(12)
Loans and receivables	8	(6)
Collateralized agreements(3)	6	10
Other assets(2)	—	(0)

Total	¥10	¥(8)

Liabilities:
Short-term borrowings(4)	¥(7)	¥(14)
Collateralized financing(3)	(0)	(1)
Long-term borrowings(4)(5)	(37)	(11)
Other liabilities(6)	—	0

Total	¥(44)	¥(26)

(1)	Includes gains and losses reported primarily within Net gain on trading and Gain on private equity investments in the consolidated statements of income.
(2)	Includes equity investments that would have been accounted for under the equity method had Nomura not chosen to elect the fair value option.
(3)	Includes resale and repurchase agreements.
(4)	Includes structured notes and other financial liabilities.
(5)	Includes secured financing transactions arising from transfers of financial assets which did not meet the criteria for sales accounting.
(6)	Includes loan commitments.

In the common stock of Ashikaga Holdings Co., Ltd. (“Ashikaga Holdings”), Nomura elected to apply the fair value option for its 45.5% investment as of March 31, 2011 and 47.0% investment as of March 31, 2012. This investment is reported within Trading assets and private equity investments—Private equity investments and Other assets—Other in the consolidated balance sheets.

Ashikaga Holdings recognized total revenue of ¥106 billion, total expense of ¥90 billion and net income of ¥16 billion for the year ended March 31, 2011. As of March 31, 2011, its total assets and total liabilities were ¥5,219 billion and ¥4,979 billion, respectively, determined in accordance with accounting principles generally accepted in Japan. Ashikaga Holdings recognized total revenue of ¥101 billion, total expense of ¥84 billion and net income of ¥17 billion for the year ended March 31, 2012. As of March 31, 2012, its total assets and total liabilities were ¥5,354 billion and ¥5,097 billion, respectively, determined in accordance with accounting principles generally accepted in Japan.

Nomura calculates the impact of changes in its own creditworthiness on certain financial liabilities for which the fair value option is elected by DCF valuation techniques at a rate which incorporates observable changes in its credit spread. Gains from changes in the fair value of the financial liabilities for which the fair value option was elected, attributable to the change in Nomura’s creditworthiness, were ¥9 billion for the year ended March 31, 2011, mainly because of the widening of Nomura’s credit spread. Gains from changes in the fair value of the financial liabilities for which the fair value option was elected, attributable to the change in Nomura’s creditworthiness, were ¥17 billion for the year ended March 31, 2012, mainly because of the widening of Nomura’s credit spread.

There was no significant impact on financial assets for which the fair value option was elected attributable to instrument-specific credit risk.

As of March 31, 2011, there were no significant differences between the fair value of the aggregate unpaid principal balance (which is contractually principally protected) of loans and receivables for which the fair value option was elected and the principal balance of such loans and receivables. The fair value of the aggregate unpaid principal balance (which is contractually principally protected) of long-term borrowings for which the fair value option was elected was ¥50 billion less than the principal balance of such long-term borrowings. There were no loans and receivables for which the fair value option was elected that were 90 days or more past due.

As of March 31, 2012, the fair value of the aggregate unpaid principal balance (which is contractually principally protected) of loans and receivables for which the fair value option was elected was ¥1 billion more than the principal balance of such loans and receivables. The fair value of the aggregate unpaid principal balance (which is contractually principally protected) of long-term borrowings for which the fair value option was elected was ¥13 billion less than the principal balance of such long-term borrowings. There were no loans and receivables for which the fair value option was elected that were 90 days or more past due.

Concentrations of credit risk

Concentrations of credit risk may arise from trading, securities financing transactions and underwriting activities, and may be impacted by changes in political or economic factors. Nomura has credit risk concentrations on bonds issued by the Japanese Government, U.S. Government, Governments within the European Union (“EU”), their states and municipalities, and their agencies. These concentrations generally arise from taking trading securities positions and are reported within Trading assets in the consolidated balance sheets. Government, state, municipal, and government agency securities, including Securities pledged as collateral, represented 19% of total assets as of March 31, 2011 and 18% as of March 31, 2012. The following tables present geographic allocations of Nomura’s trading assets related to government, state, municipal, and government agency securities. See Note 3 “Derivative instruments and hedging activities” for further information regarding the concentration of credit risk for derivatives.

	Billions of yen
	March 31, 2011
	Japan	U.S.	EU	Other	Total(1)
Governments, states, municipalities and their agencies	¥2,822	¥1,184	¥2,640	¥370	¥7,016

	Billions of yen
	March 31, 2012
	Japan	U.S.	EU	Other	Total(1)
Governments, states, municipalities and their agencies	¥2,304	¥1,319	¥2,527	¥448	¥6,598

(1)	Other than above, there were ¥410 billion of government, state, municipal and agency securities in Other assets—Non-trading debt securities as of March 31, 2011 and ¥640 billion as of March 31, 2012. The vast majority of these securities are Japanese government, states, municipalities and agency securities.

Estimated fair value of financial instruments not carried at fair value

Certain financial instruments are not carried at fair value on a recurring basis in the consolidated balance sheets since they are neither held for trading purposes nor are elected for the fair value option. These are typically carried at contractual amounts due or amortized cost.

The carrying value of the majority of the financial instruments detailed below will approximate fair value since they are short-term in nature and contain minimal credit risk. These financial instruments include financial assets reported within Cash and cash equivalents, Time deposits, Deposits with stock exchanges and other segregated cash, Receivables from customers, Receivables from other than customers, Securities purchased under agreements to resell and Securities borrowed and financial liabilities reported within Short-term borrowings, Payables to customers, Payables to other than customers, Deposits received at banks, Securities sold under agreements to repurchase, Securities loaned and Other secured borrowings in the consolidated balance sheets. These would be generally classified as either Level 1 or Level 2 within the fair value hierarchy.

The estimated fair values of other financial instruments which are longer-term in nature or may contain more than minimal credit risk may be different to their carrying value. Financial assets of this type primarily include certain loans which are reported within Loans receivable while financial liabilities primarily include long-term borrowings which are reported within Long-term borrowings. The estimated fair value of loans receivable which are not elected for the fair value option is estimated in the same way as other loans carried at fair value on a recurring basis. Where quoted market prices are available, such market prices are utilized to estimate fair value. The fair value of long-term borrowings which are not elected for the fair value option is estimated in the same way as other borrowings carried at fair value on a recurring basis using quoted market prices where available or by DCF valuation techniques. All of these financial assets and financial liabilities would be generally classified as Level 2 or Level 3 within the fair value hierarchy using the same methodology as is applied to these instruments when they are elected for the fair value option.

The following table presents carrying values, fair values and classification within the fair value hierarchy for certain classes of financial instrument of which a portion of the ending balance was carried at fair value.

	Billions of yen
	March 31, 2011(1)		March 31, 2012(1)
					Fair value by level
	Carrying value	Fair value	Carrying value	Fair value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	1,620	1,620	1,071	1,071	1,071	—	—
Time deposits	339	339	653	653	—	653	—
Deposits with stock exchanges and other segregated cash	191	191	230	230	—	230	—
Loans receivable(2)	1,268	1,265	1,290	1,286	—	1,031	255
Securities purchased under agreements to resell(3)	9,559	9,559	7,663	7,663	—	7,663	—
Securities borrowed	5,598	5,598	6,080	6,080	—	6,080	—

Total Assets	18,575	18,572	16,987	16,983	1,071	15,657	255

Liabilities:
Short-term borrowings	1,167	1,167	1,186	1,186	—	1,186	0
Deposits received at banks	813	813	905	905	—	905	—
Securities sold under agreements to repurchase(3)	10,814	10,814	9,928	9,928	—	9,928	—
Securities loaned	1,710	1,710	1,700	1,700	—	1,700	—
Long-term borrowings	8,403	8,179	8,505	8,242	154	8,084	4

Total Liabilities	22,907	22,683	22,224	21,961	154	21,803	4

(1)	Includes financial instruments which are carried at fair value on a recurring basis.
(2)	Carrying values are shown after deducting allowance for loan losses.
(3)	Includes amounts carried at fair value through election of the fair value option and represents amounts after counterparty netting in accordance with ASC 210-20.

Assets and liabilities measured at fair value on a nonrecurring basis

In addition to financial instruments carried at fair value on a recurring basis, Nomura also measures other financial and nonfinancial assets and liabilities at fair value on a nonrecurring basis, where the primary measurement basis is not fair value. Fair value is only used in specific circumstances after initial recognition such as to measure impairment.

There were no significant nonrecurring fair value measurements recognized for the year ended March 31, 2011. For the year ended March 31, 2012, certain land and buildings were measured at fair value on a nonrecurring basis. The carrying amount of these assets, which are reported within Other assets—Office buildings, land, equipment and facilities in the consolidated balance sheets, were written down to their fair value of ¥17 billion as a result of impairment. Fair value was determined based on internal appraisal value and consequently, this nonrecurring fair value measurement has been determined using valuation inputs which would be classified as Level 3 in the fair value hierarchy.

3. Derivative instruments and hedging activities:

Nomura uses a variety of derivative financial instruments, including futures, forwards, options and swaps, for both trading and non-trading purposes.

Derivatives used for trading purposes

In the normal course of business, Nomura enters into transactions involving derivative financial instruments to meet client needs, for trading purposes, and to reduce its own exposure to loss due to adverse fluctuations in interest rates, currency exchange rates and market prices of securities. These financial instruments include contractual agreements such as commitments to swap interest payment streams, exchange currencies or purchase or sell securities and other financial instruments on specific terms at specific future dates.

Nomura maintains active trading positions in a variety of derivative financial instruments. Most of Nomura’s trading activities are client oriented. Nomura utilizes a variety of derivative financial instruments as a means of bridging clients’ specific financial needs and investors’ demands in the securities markets. Nomura also actively trades securities and various derivatives to assist its clients in adjusting their risk profiles as markets change. In performing these activities, Nomura carries an inventory of capital markets instruments and maintains its access to market liquidity by quoting bid and offer prices to and trading with other market makers. These activities are essential to provide clients with securities and other capital markets products at competitive prices.

Futures and forward contracts are commitments to either purchase or sell securities, foreign currency or other capital market instruments at a specific future date for a specified price and may be settled in cash or through delivery. Foreign exchange contracts include spot and forward contracts and involve the exchange of two currencies at a rate agreed by the contracting parties. Risks arise from the possible inability of counterparties to meet the terms of their contracts and from movements in market prices. Futures contracts are executed through regulated exchanges which clear and guarantee performance of counterparties. Accordingly, credit risk associated with futures contracts is considered minimal. In contrast, forward contracts are generally negotiated between two counterparties and, therefore, are subject to the performance of the related counterparties.

Options are contracts that grant the purchaser, for a premium payment, the right to either purchase or sell a financial instrument at a specified price within a specified period of time or on a specified date from or to the writer of the option. The writer of options receives premiums and bears the risk of unfavorable changes in the market price of the financial instruments underlying the options.

Swaps are contractual agreements in which two counterparties agree to exchange certain cash flows, at specified future dates, based on an agreed contract. Certain agreements may result in combined interest rate and foreign currency exposures. Entering into swap agreements may involve the risk of credit losses in the event of counterparty default.

To the extent these derivative financial instruments are economically hedging financial instruments or securities positions of Nomura, the overall risk of loss may be fully or partly mitigated by the hedged position.

Nomura seeks to minimize its exposure to market risk arising from its use of these derivative financial instruments through various control policies and procedures, including position limits, monitoring procedures and hedging strategies whereby Nomura enters into offsetting or other positions in a variety of financial instruments. Credit risk associated with these financial instruments is controlled by Nomura through credit approvals, limits and monitoring procedures. To reduce default risk, Nomura requires collateral, principally cash collateral and government securities, for certain derivative transactions. From an economic standpoint, Nomura evaluates default risk exposure net of related collateral. Furthermore, for OTC derivatives, Nomura generally enters into International Swaps and Derivatives Association, Inc. master agreements or their equivalents (“Master Netting Agreements”) with each of its counterparties. Master Netting Agreements provide a right of offset in the event of bankruptcy and mitigate the credit risk exposure from these transactions. In some cases, they enable unrealized gains and losses arising from Nomura’s dealings in OTC derivatives to be presented on a net-by-counterparty basis and on a net-by-cash collateral basis in accordance with ASC 210-20.

Nomura offset ¥605 billion of cash collateral receivables against net derivative liabilities and ¥456 billion of cash collateral payables against net derivative assets as of March 31, 2011. Nomura offset ¥1,051 billion of cash collateral receivables against net derivative liabilities and ¥867 billion of cash collateral payables against net derivative assets as of March 31, 2012.

Derivatives used for non-trading purposes

Nomura’s principal objectives in using derivatives for non-trading purposes are to manage interest rate risk, to modify the interest rate characteristics of certain financial liabilities, to manage net investment exposure to fluctuations in foreign exchange rates arising from certain foreign operations and to mitigate equity price risk arising from certain stock-based compensation awards given to employees.

Credit risk associated with derivatives utilized for non-trading purposes is controlled and managed in the same way as credit risk associated with derivatives utilized for trading purposes.

Nomura designates derivative financial instruments as fair value hedges of interest rate risk arising from specific financial liabilities. These derivatives are effective in reducing the risk associated with the exposure being hedged and they are highly correlated with changes in the fair value of the underlying hedged item, both at inception and throughout the life of the hedge contract. Changes in fair value of the hedging derivatives are reported together with those of the hedged liabilities through the consolidated statements of income within Interest expense.

Derivative financial instruments designated as hedges of the net investment in foreign operations relate to specific subsidiaries with non-Japanese yen functional currencies. When determining the effectiveness of net investment hedges, the effective portion of the change in fair value of the hedging derivative is determined by changes in spot exchange rates and is reported through Nomura Holdings, Inc. (“NHI”) shareholders’ equity within Accumulated other comprehensive income (loss). Changes in fair value of the hedging derivatives attributable to changes in the difference between the forward rate and spot rate are excluded from the measure of hedge effectiveness and are reported in the consolidated statements of income within Revenue—Other.

Concentrations of credit risk for derivatives

The following table presents Nomura’s significant concentration of exposures to credit risk in OTC derivatives with financial institutions. The gross fair value of derivative assets represents the maximum amount of loss due to credit risk that Nomura would incur if the counterparties of Nomura failed to perform in accordance with the terms of the instruments and any collateral or other security Nomura held in relation to those instruments proved to be of no value.

	Billions of yen
	March 31, 2011
	Gross fair value of derivative assets	Impact of master netting agreements	Impact of collateral	Net exposure to credit risk
Financial institutions	¥12,733	¥(11,611)	¥(442)	¥680

	Billions of yen
	March 31, 2012
	Gross fair value of derivative assets	Impact of master netting agreements	Impact of collateral	Net exposure to credit risk
Financial institutions	¥18,881	¥(17,553)	¥(797)	¥531

Derivative activities

The following table quantifies the volume of Nomura’s derivative activity through a disclosure of notional amounts, in comparison with the fair value of those derivatives. All amounts are disclosed on a gross basis, prior to counterparty netting of derivative assets and liabilities and cash collateral netting against net derivatives.

	Billions of yen
	March 31, 2011
	Derivative assets		Derivative liabilities
	Notional	Fair value	Notional(1)	Fair value(1)
Derivatives used for trading purposes(2)(3):
Equity contracts	¥16,229	¥1,472	¥16,257	¥1,511
Interest rate contracts	652,220	11,937	689,543	11,759
Credit contracts	37,075	2,066	38,432	2,093
Foreign exchange contracts	52,150	1,315	61,310	1,384
Commodity contracts	753	97	555	107

Total	¥758,427	¥16,887	¥806,097	¥16,854

Derivatives designated as hedging instruments:
Interest rate contracts	¥1,531	¥32	¥535	¥4
Foreign exchange contracts	20	0	116	2

Total	¥1,551	¥32	¥651	¥6

Total derivatives	¥759,978	¥16,919	¥806,748	¥16,860

	Billions of yen
	March 31, 2012
	Derivative assets		Derivative liabilities
	Notional	Fair value	Notional(1)	Fair value(1)
Derivatives used for trading purposes(2)(3):
Equity contracts	¥16,079	¥1,603	¥14,497	¥1,687
Interest rate contracts	636,833	18,843	592,413	18,597
Credit contracts	37,067	1,864	41,785	1,952
Foreign exchange contracts	59,296	1,356	62,999	1,407
Commodity contracts	50	4	45	5

Total	¥749,325	¥23,670	¥711,739	¥23,648

Derivatives designated as hedging instruments:
Interest rate contracts	¥1,855	¥78	¥—	¥—
Foreign exchange contracts	190	4	97	1

Total	¥2,045	¥82	¥97	¥1

Total derivatives	¥751,370	¥23,752	¥711,836	¥23,649

(1)	Includes the amount of embedded derivatives bifurcated in accordance with ASC 815.
(2)	Each derivative classification includes derivatives referencing multiple risk components. For example, interest rates contracts include complex derivatives referencing interest rate risk as well as foreign exchange risk or other factors such as prepayment rates. Credit contracts include credit default swaps as well as derivatives referencing corporate and government securities.
(3)	Includes derivatives used for non-trading purposes which are not designated as fair value or net investment hedges.

Changes in fair value are recognized either through earnings or other comprehensive income depending on the purpose for which the derivatives are used.

Derivatives used for trading purposes

Derivative financial instruments used for trading purposes, including bifurcated embedded derivatives, are carried at fair value with changes in fair value recognized through the consolidated statements of income within Revenue—Net gain on trading.

The following table presents amounts included in the consolidated statements of income related to derivatives used for trading purposes by type of underlying derivative contract.

	Billions of yen
	Year ended March 31
	2011	2012
Derivatives used for trading purposes(1)(2):
Equity contracts	¥206	¥(137)
Interest rate contracts	132	42
Credit contracts	88	(73)
Foreign exchange contracts	(171)	(67)
Commodity contracts	(10)	(4)

Total	¥245	¥(239)

(1)	Each derivative classification includes derivatives referencing multiple risk components. For example, interest rates contracts include complex derivatives referencing interest rate risk as well as foreign exchange risk or other factors such as prepayment rates. Credit contracts include credit default swaps as well as derivatives referencing corporate and government securities.
(2)	Includes net gain (loss) on derivatives used for non-trading purposes which are not designated as fair value or net investment hedges.

Fair value hedges

Nomura issues Japanese yen and foreign currency denominated debt with both fixed and floating interest rates. Nomura generally enters into swap agreements to convert fixed rate interest payments on its debt obligations to a floating rate and applies hedge accounting to these instruments. Derivative financial instruments designated as fair value hedges are carried at fair value. Changes in fair value of the hedging derivatives are recognized together with those of the hedged liabilities in the consolidated statements of income within Interest expense.

The following table presents amounts included in the consolidated statements of income related to derivatives designated as fair value hedges by type of underlying derivative contract and the nature of the hedged item.

	Billions of yen
	Year ended March 31
	2011	2012
Derivatives designated as hedging instruments:
Interest rate contracts	¥22	¥76

Total	¥22	¥76

Hedged items:
Long-term borrowings	¥(22)	¥(76)

Total	¥(22)	¥(76)

Net investment hedges

Effective from April 2010, Nomura designates foreign currency forwards and foreign currency denominated long-term debt as hedges of certain subsidiaries with significant foreign exchange risks and applies hedge accounting to these instruments. Accordingly, the effective hedging portion of the foreign exchange gains (losses) arising from the derivative contracts and non-derivative financial products designated as hedges is recognized through the consolidated statements of comprehensive income within Other comprehensive income (loss)—Change in cumulative translation adjustments, net of tax. This is offset by the foreign exchange adjustments arising from consolidation of the relevant foreign subsidiaries.

The following table presents gains (losses) from derivatives and non-derivatives designated as net investment hedges included in the consolidated statements of comprehensive income.

	Billions of yen
	Year ended March 31
	2011	2012
Hedging instruments:
Foreign exchange contracts	¥0	¥(1)
Long-term borrowings	17	4

Total	¥17	¥3

(1)	The portion of the gains (losses) representing the amount of hedge ineffectiveness and the amount excluded from the assessment of hedge effectiveness are recognized within Revenue—Other in the consolidated statements of income. The amount of gains (losses) was not significant during the years ended March 31, 2011 and 2012.

Derivatives containing credit risk related contingent features

Nomura enters into certain OTC derivatives and other agreements containing credit-risk-related contingent features. These features would require Nomura to post additional collateral or settle the instrument upon occurrence of a credit event, the most common of which would be a downgrade in the Company’s long-term credit rating.

The aggregate fair value of all derivative instruments with credit-risk-related contingent features that are in a liability position as of March 31, 2011, was ¥1,779 billion with related collateral pledged of ¥958 billion. In the event of a one-notch downgrade to Nomura’s long-term credit rating in effect as of March 31, 2011, the aggregate fair value of assets that would have been required to be posted as additional collateral or that would have been needed to settle the instruments immediately was ¥18 billion. The aggregate fair value of all derivative instruments with credit-risk-related contingent features that are in a liability position as of March 31, 2012, was ¥1,867 billion with related collateral pledged of ¥1,143 billion. In the event of a one-notch downgrade to Nomura’s long-term credit rating in effect as of March 31, 2012, the aggregate fair value of assets that would have been required to be posted as additional collateral or that would have been needed to settle the instruments immediately was ¥26 billion.

Credit derivatives

Credit derivatives are derivative instruments in which one or more of their underlyings are related to the credit risk of a specified entity (or group of entities) or an index based on the credit risk of a group of entities that expose the seller of credit protection to potential loss from credit risk related events specified in the contract.

Written credit derivatives are instruments or embedded features where Nomura assumes third party credit risk, either as guarantor in a guarantee-type contract, or as the party that provides credit protection in an option-type contract, credit default swap, or any other credit derivative contract.

Nomura enters into credit derivatives as part of its normal trading activities as both purchaser and seller of protection for credit risk mitigation, proprietary trading positions and for client transactions.

The most significant type of credit derivatives used by Nomura are single-name credit default swaps where settlement of the derivative is based on the credit risk of a single third party. Nomura also writes credit derivatives linked to the performance of credit default indices and issues other credit risk related portfolio products.

Nomura would have to perform under a credit derivative contract if a credit event as defined in the respective contract occurs. Typical credit events include bankruptcy, failure to pay and restructuring of obligations of the reference asset.

Credit derivative contracts written by Nomura are either cash or physically settled. In cash-settled instruments, once payment is made upon an event of a default, the contract usually terminates with no further payments due. Nomura generally has no right to assume the reference assets of the counterparty in exchange for payment, nor does Nomura usually have any direct recourse to the actual issuers of the reference assets to recover the amount paid. In physically settled contracts, upon a default event, Nomura takes delivery of the reference asset in return for payment of the full notional amount of the contract.

Nomura actively monitors and manages its credit derivative exposures. Where protection is sold, risks may be mitigated by purchasing credit protection from other third parties either on identical underlying reference assets or on underlying reference assets with the same issuer which would be expected to behave in a correlated fashion. The most common form of recourse provision to enable Nomura to recover from third parties any amounts paid under a written credit derivative is therefore not through the derivative itself but rather through the separate purchase of credit derivatives with identical or correlated underlyings.

Nomura quantifies the value of these purchased contracts in the following tables in the column titled “Purchased Credit Protection”. These amounts represent purchased credit protection with identical underlyings to the written credit derivative contracts which act as a hedge against Nomura’s exposure. To the extent Nomura is required to pay out under the written credit derivative, a similar amount would generally become due to Nomura under the purchased hedge.

Credit derivatives have a stated notional amount which represents the maximum payment Nomura may be required to make under the contract. However, this is generally not a true representation of the amount Nomura will actually pay as in addition to purchased credit protection, other risk mitigating factors reduce the likelihood and amount of any payment, including:

The probability of default: Nomura values credit derivatives taking into account the probability that the underlying reference asset will default and that Nomura will be required to make payments under the contract. Based on historical experience and Nomura’s assessment of the market, Nomura believes that the probability that all reference assets on which Nomura provides protection will default in a single period is remote. The disclosed notional amount, therefore, significantly overstates Nomura’s realistic exposure on these contracts.

The recovery value on the underlying asset: In the case of a default, Nomura’s liability on a contract is limited to the difference between the notional amount and the recovery value of the underlying reference asset. While the recovery value on a defaulted asset may be minimal, this does reduce amounts paid on these contracts.

Nomura holds assets as collateral in relation to written credit derivatives. However, these amounts do not enable Nomura to recover any amounts paid under the credit derivative but rather mitigate the risk of economic loss arising from a counterparty defaulting against amounts due to Nomura under the contract. Collateral requirements are determined on a counterparty level rather than individual contract, and also generally cover all types of derivative contracts rather than just credit derivatives.

The following tables present information about Nomura’s written credit derivatives and purchased credit protection with identical underlyings as of March 31, 2011 and March 31, 2012.

	Billions of yen
	March 31, 2011
		Maximum potential payout/Notional					Notional
			Years to maturity				Purchased credit protection
	Carrying value (Asset) / Liability(1)	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Single-name credit default swaps	¥56	¥18,933	¥2,082	¥8,416	¥6,953	¥1,482	¥17,020
Credit default indices	117	12,666	806	4,372	6,275	1,213	10,956
Other credit risk related portfolio products	19	3,552	247	2,421	696	188	2,143
Credit risk related options and swaptions	0	212	4	—	208	—	121

Total	¥192	¥35,363	¥3,139	¥15,209	¥14,132	¥2,883	¥30,240

	Billions of yen
	March 31, 2012
		Maximum potential payout/Notional					Notional
			Years to maturity				Purchased credit protection
	Carrying value (Asset) / Liability(1)	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Single-name credit default swaps	¥562	¥20,159	¥2,902	¥6,750	¥8,510	¥1,997	¥18,692
Credit default indices	124	10,738	1,667	2,089	5,807	1,175	9,334
Other credit risk related portfolio products	223	3,298	1,084	1,201	441	572	2,138
Credit risk related options and swaptions	(1)	781	0	—	439	342	651

Total	¥908	¥34,976	¥5,653	¥10,040	¥15,197	¥4,086	¥30,815

(1)	Carrying value amounts are shown on a gross basis prior to cash collateral or counterparty netting.

The following tables present information about Nomura’s written credit derivatives by external credit rating of the underlying asset. Ratings are based on Standard & Poor’s (“S&P”), or if not rated by S&P, based on Moody’s Investors Service. If ratings from either of these agencies are not available, the ratings are based on Fitch Ratings Ltd. or Japan Credit Rating Agency, Ltd. For credit default indices, the rating is determined by taking the weighted average of the external credit ratings given for each of the underlying reference entities comprising the portfolio or index.

	Billions of yen
	March 31, 2011
	Maximum potential payout/Notional
	AAA	AA	A	BBB	BB	Other(1)	Total
Single-name credit default swaps	¥2,200	¥1,182	¥5,789	¥5,722	¥2,586	¥1,454	¥18,933
Credit default indices	1,228	375	5,592	3,202	577	1,692	12,666
Other credit risk related portfolio products	22	—	—	0	—	3,530	3,552
Credit risk related options and swaptions	25	—	29	154	4	—	212

Total	¥3,475	¥1,557	¥11,410	¥9,078	¥3,167	¥6,676	¥35,363

	Billions of yen
	March 31, 2012
	Maximum potential payout/Notional
	AAA	AA	A	BBB	BB	Other(1)	Total
Single-name credit default swaps	¥2,196	¥1,749	¥5,878	¥5,550	¥2,974	¥1,812	¥20,159
Credit default indices	140	711	5,358	2,905	1,619	5	10,738
Other credit risk related portfolio products	20	18	3	111	212	2,934	3,298
Credit risk related options and swaptions	0	0	137	532	112	—	781

Total	¥2,356	¥2,478	¥11,376	¥9,098	¥4,917	¥4,751	¥34,976

(1)	“Other” includes credit derivatives where the credit rating of the underlying reference asset is below investment grade or where a rating is unavailable.

4. Private equity business:

Nomura makes private equity investments primarily in Japan and Europe.

Private equity investments made by certain entities which Nomura consolidates under either a voting interest or variable interest model which are investment companies pursuant to the provisions of ASC 946 (“investment company subsidiaries”) are accounted for at fair value, with changes in fair value recognized through the consolidated statements of income. Investment company accounting applied by each of these investment company subsidiaries is retained in these consolidated financial statements.

These entities make private equity investments solely for capital appreciation, current income or both rather than to generate strategic operating benefits to Nomura. In accordance with Nomura investment policies, non-investment companies within the group may not make investments in entities engaged in non-core businesses if such investments would result in consolidation or application of the equity method of accounting. Such investments may generally only be made by investment company subsidiaries. Non-core businesses are defined as those engaged in activities other than Nomura’s business segments.

Nomura also has a subsidiary which is not an investment company but which makes investments in entities engaged in Nomura’s core businesses. These investments are made for capital appreciation or current income purposes or both and are also carried at fair value, either because of election of the fair value option or other U.S. GAAP requirements.

Private equity business in Japan

Nomura has an established private equity business in Japan, which is operated primarily through a wholly-owned subsidiary, NPF.

Since its inception in 2000, NPF has made investments in 21 entities and exited from the majority of these investments for the year ended March 31, 2012. The fair value of its investment portfolio is ¥77,793 million and ¥789 million as of March 31, 2011 and 2012, respectively.

NPF is an investment company subsidiary pursuant to the provisions of ASC 946 and therefore carries all of its investments at fair value, with changes in fair value recognized through the consolidated statements of income.

Nomura also makes private equity investments through another wholly-owned subsidiary, Nomura Financial Partners Co., Ltd. (“NFP”). NFP is not an investment company subsidiary as it invests in entities engaged in Nomura’s core business. Nomura elected the fair value option to account for its 47.0% investment in the common stock of Ashikaga Holdings.

Private equity business in Europe

In Europe, Nomura’s private equity investments primarily comprise legacy investments made by its former Principal Finance Group (“PFG”) now managed by Terra Firma (collectively referred to as the “Terra Firma Investments”), investments in other funds managed by Terra Firma (“Other Terra Firma Funds”) and through other investment company subsidiaries (“Other Investments”).

Terra Firma Investments

Following a review to determine the optimum structure for Nomura’s European private equity business, on March 27, 2002, Nomura restructured PFG and, as a result, contributed its investments in certain of its remaining investee companies to Terra Firma Capital Partners I (“TFCP I”), a limited partnership which is engaged in the private equity business, in exchange for a limited partnership interest. Terra Firma Investments (GP) Limited, the general partner of TFCP I, which is independent of Nomura, assumed the management and control of these investments, together with one other PFG investment, Annington Holdings plc, which due to contractual restrictions was not transferred to the partnership.

With effect from March 27, 2002, Nomura ceased consolidating the Terra Firma Investments and accounted for those investments at fair value in accordance with ASC 946.

The Terra Firma Investments are held by entities which are investment company subsidiaries and therefore Nomura continues to account for these investments at fair value, with changes in fair value recognized through the consolidated statements of income.

The fair value of the Terra Firma Investments was ¥100,395 million and ¥102,649 million as of March 31, 2011 and 2012, respectively.

Other Terra Firma Funds

In addition to the Terra Firma Investments, Nomura is a 10% investor in a ¥213 billion private equity fund (“TFCP II”) and a 2% investor in a ¥568 billion private equity fund (“TFCP III”), also raised and managed by Terra Firma Capital Partners Limited.

Nomura’s total commitment for TFCP II was originally ¥21,295 million and reduced to ¥4,064 million as a result of adjustments for recyclable distributions. As of March 31, 2012, ¥3,914 million had been drawn down for investments.

For TFCP III, Nomura’s total commitment is ¥10,750 million and ¥8,347 million had been drawn down for investments as of March 31, 2012.

The investments in TFCP II and TFCP III are carried at fair value, with changes in fair value recognized through the consolidated statements of income.

Other Investments

Nomura also makes private equity investments in Europe through wholly-owned subsidiaries and other consolidated entities which have third party pooling of funds. Certain of these entities are investment company subsidiaries and therefore all of their investments are carried at fair value, with changes in fair value recognized through the consolidated statements of income.

5. Investment company accounting

Certain entities, including NPF, are investment companies and therefore carry all of their investments at fair value, with changes in fair value recognized through the consolidated statements of income.

The following table summarizes the aggregate fair value and the cost of investments held by all investment company subsidiaries within Nomura and for which investment company accounting has been retained in these consolidated financial statements.

	Millions of yen
	March 31
	2011	2012
Closing cost(1)	¥148,358	¥31,691
Gross unrealized appreciation	104,807	110,600
Gross unrealized depreciation	(44,411)	(9,971)

Closing fair value	¥208,754	¥132,320

(1)	Cost is defined as the historical cost of each investment (i.e. purchase price) as adjusted for subsequent additional investment.

The following table summarizes performance of the investments held by investment company subsidiaries during the period:

	Millions of yen
	March 31
	2011	2012
Opening fair value	¥267,168	¥208,754
Purchase / (sales) of investees during the period(1)	(70,292)	(109,724)
Realized gains / (losses) during the period(2)	10,070	35,931
Change in unrealized gains / (losses) during the period(3)	1,808	(2,641)

Closing fair value	¥208,754	¥132,320

(1)	Acquisition cost of new investees and additional investments or sales proceeds of investees disposed of during the period.
(2)	Realized gains and losses are calculated as the difference between sales proceeds and the adjusted historical cost of the investment.
(3)	Includes the effect of foreign exchange movements.

6. Collateralized transactions:

Nomura enters into collateralized transactions, including resale and repurchase agreements, securities borrowed and loaned transactions, and other secured borrowings mainly to meet clients’ needs, finance trading inventory positions and obtain securities for settlements. Under these transactions, Nomura either receives or provides collateral, including Japanese and non-Japanese government, agency, mortgage-backed, bank and corporate debt securities and equities. In many cases, Nomura is permitted to use the securities received to secure repurchase agreements, enter into securities lending transactions or to cover short positions with counterparties.

The fair value of securities received as collateral, securities borrowed with collateral and securities borrowed without collateral which Nomura is permitted to sell or repledge and the portion that has been sold or repledged are as follows:

	Billions of yen
	March 31
	2011	2012
The fair value of securities received as collateral, securities borrowed with collateral and securities borrowed without collateral where Nomura is permitted to sell or repledge the securities	¥28,262	¥32,075
The portion of the above that has been sold (reported within Trading liabilities on the consolidated balance sheets) or repledged	22,576	23,895

Nomura pledges firm-owned securities to collateralize repurchase agreements and other secured financings. Pledged securities that can be sold or repledged by the secured party, including Gensaki Repo transactions, are reported in parentheses as Securities pledged as collateral within Trading assets in the consolidated balance sheets. Assets owned, which have been pledged as collateral, primarily to stock exchanges and clearing organizations, without allowing the secured party the right to sell or repledge them, are summarized in the tables below:

	Millions of yen
	March 31
	2011	2012
Trading assets:
Equities and convertible securities	¥29,935	¥47,966
Government and government agency securities	977,291	1,333,482
Bank and corporate debt securities	93,250	139,863
Commercial mortgage-backed securities (“CMBS”)	54,725	40,183
Residential mortgage-backed securities (“RMBS”)	1,572,177	1,527,946
Collateralized debt obligations (“CDO”) and other(1)	64,247	82,298
Investment trust funds and other	9,652	—

	¥2,801,277	¥3,171,738

Non-trading debt securities	¥86,234	¥54,969
Investments in and advances to affiliated companies	¥36,639	¥33,921

(1)	Includes collateralized loan obligations (“CLO”) and asset-backed securities (“ABS”) such as those secured on credit card loans, auto loans and student loans.

Assets subject to lien, except for those disclosed above, are as follows:

	Millions of yen
	March 31
	2011	2012
Loans and receivables	¥27,635	¥55,236
Trading assets	2,010,605	1,515,079
Office buildings, land, equipment and facilities	20,815	116,530
Non-trading debt securities	278,261	337,681
Other	—	260,683

	¥2,337,316	¥2,285,209

Assets in the above table were primarily pledged for secured borrowings, including other secured borrowings, collateralized borrowings of consolidated VIEs and trading balances of secured borrowings, and derivative transactions. See Note 13 “Borrowings” for further information regarding trading balances of secured borrowings.

7. Non-trading securities:

The following table presents information regarding the cost and/or amortized cost, gross unrealized gains and losses and fair value of non-trading securities held by Nomura’s insurance subsidiary as of March 31, 2012.

	Millions of yen
	March 31, 2012
	Cost and/or amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Government, state, municipal and government agency securities	¥150,203	¥445	¥164	¥150,484
Other debt securities	37,356	115	182	37,289
Equities	53,358	3,194	2,069	54,483

Total	¥240,917	¥3,754	¥2,415	¥242,256

Non-trading securities of ¥317,806 million were disposed of during the year ended March 31, 2012 resulting in ¥6,331 million of realized gains and ¥1,282 million of realized losses being recognized in Revenue—Other in the consolidated statements of income. Total proceeds received from these disposals were ¥322,855 million. Related gains and losses were computed using the average method.

The following table presents the fair value of residual contractual maturity of non-trading debt securities as of March 31, 2012. Actual maturities may differ from contractual maturities as certain securities contain features that allow redemption of the securities prior to their contractual maturity.

	Millions of yen
	March 31, 2012
		Years to maturity
	Total	Less than 1 year	1 to 5 years	5 to 10 years	More than 10 years
Non-trading debt securities	¥187,773	¥16,241	¥37,200	¥90,423	¥43,909

The following table presents the fair value and gross unrealized losses of non-trading securities aggregated by the length of time that individual securities have been in a continuous unrealized loss position as of March 31, 2012.

	Millions of yen
	March 31, 2012
	Less than 12 months
	Fair value	Gross unrealized losses
Government, state, municipal and government agency securities	¥14,954	¥164
Other debt securities	5,920	182
Equities	21,049	2,069

Total	¥41,923	¥2,415

As of March 31, 2012, the total number of non-trading securities that are in an unrealized loss position is approximately 70.

Nomura recognized credit-related other-than-temporary impairment losses of ¥1,078 million within Revenue—Other in the consolidated statements of income against certain non-trading securities during the year ended March 31, 2012. Other gross unrealized losses were not considered other-than-temporary as Nomura does not intend to sell or expect to be required to sell these securities prior to recovering the amortized cost basis of the securities.

8. Securitizations and Variable Interest Entities:

Securitizations

Nomura utilizes SPEs to securitize commercial and residential mortgage loans, government agency and corporate bonds and other types of financial assets. Those SPEs are incorporated as stock companies, Tokumei kumiai (silent partnerships), Cayman SPCs or trust accounts. Nomura’s involvement with SPEs includes structuring SPEs, underwriting, distributing and selling debt instruments and beneficial interests issued by SPEs to investors. Nomura accounts for the transfer of financial assets in accordance with ASC 860. This statement requires that Nomura accounts for the transfer of financial assets as a sale when Nomura relinquishes control over the assets. ASC 860 deems control to be relinquished when the following conditions are met: (a) the assets have been isolated from the transferor (even in bankruptcy or other receivership), (b) the transferee has the right to pledge or exchange the assets received, or if the transferee is an entity whose sole purpose is to engage in securitization or asset-backed financing activities, and that entity is constrained from pledging or exchanging the assets it receives, the holders of its beneficial interests have the right to pledge or exchange the beneficial interests, and (c) the transferor has not maintained effective control over the transferred assets. Nomura may retain an interest in the financial assets, including residual interests in the SPEs. Any such interests are accounted for at fair value and reported within Trading assets in Nomura’s consolidated balance sheets, with the change in fair value reported within Revenue-Net gain on trading. Fair value for retained interests in securitized financial assets is determined by using observable prices; or in cases where observable prices are not available for certain retained interests, Nomura estimates fair value based on the present value of expected future cash flows using its best estimates of the key assumptions, including forecasted credit losses, prepayment rates, forward yield curves and discount rates commensurate with the risks involved. Nomura may also enter into derivative transactions in relation to the assets transferred to an SPE.

As noted above, Nomura may have continuing involvement with SPEs to which Nomura transferred assets. For the years ended March 31, 2011 and 2012, Nomura received cash proceeds from SPEs in new securitizations of ¥481 billion and ¥349 billion, respectively, and recognized associated profit on sale of ¥0.2 million and ¥0.0 million, respectively. For the years ended March 31, 2011 and 2012, Nomura received debt securities issued by these SPEs with an initial fair value of ¥2,271 billion and ¥1,336 billion, respectively, and cash inflows from third parties on the sale of those debt securities of ¥1,472 billion and ¥723 billion, respectively. The cumulative balance of financial assets transferred to SPEs with which Nomura has continuing involvement was ¥3,141 billion and ¥3,782 billion as of March 31, 2011 and 2012, respectively. Nomura’s retained interests were ¥199 billion and ¥165 billion as of March 31, 2011 and 2012, respectively. For the years ended March 31, 2011 and 2012, Nomura received cash flows of ¥26 billion and ¥14 billion, respectively, from the SPEs on the retained interests held in SPEs. Nomura had outstanding collateral service agreements or written credit default swap agreements in the amount of ¥28 billion and ¥27 billion as of March 31, 2011 and 2012, respectively. Nomura does not provide financial support to SPEs beyond its contractual obligations.

The following tables present the fair value of retained interests which Nomura has continuing involvement in SPEs and their classification in the fair value hierarchy, categorized by the type of transferred assets.

	Billions of yen
	March 31, 2011
	Level 1	Level 2	Level 3	Total	Investment grade	Other
Government and government agency bonds	¥—	¥197	¥—	¥197	¥194	¥3
Bank and corporate debt securities	—	—	0	0	—	0
Mortgage and mortgage-backed securities	—	—	2	2	2	—

Total	¥—	¥197	¥2	¥199	¥196	¥3

	Billions of yen
	March 31, 2012
	Level 1	Level 2	Level 3	Total	Investment grade	Other
Government and government agency bonds	¥—	¥163	¥—	¥163	¥161	¥2
Bank and corporate debt securities	—	—	0	0	—	0
Mortgage and mortgage-backed securities	—	—	2	2	2	—

Total	¥—	¥163	¥2	¥165	¥163	¥2

The following table presents the key economic assumptions used to determine the fair value of the retained interests and the sensitivity of this fair value to immediate adverse changes of 10% and 20% in those assumptions.

	Billions of yen, except percentages
	Material retained interests held(1) as of March 31
	2011	2012
Fair value of retained interests(1)	¥192	¥157
Weighted-average life (Years)	6.3	7.0
Constant prepayment rate	7.1%	8.1%
Impact of 10% adverse change	(0.5)	(1.3)
Impact of 20% adverse change	(1.0)	(2.4)
Discount rate	4.7%	3.3%
Impact of 10% adverse change	(4.3)	(3.7)
Impact of 20% adverse change	(7.4)	(7.1)

(1)	The sensitivity analysis covers the material retained interests held of ¥192 billion out of ¥199 billion as of March 31, 2011 and ¥157 billion out of ¥165 billion as of March 31, 2012. Nomura considers the probability of anticipated credit loss from the retained interests which Nomura continuously holds would be minimal.

Changes in fair value based on 10% or 20% adverse changes generally cannot be extrapolated since the relationship of the change in assumption to the change in fair value may not be linear. The impact of a change in a particular assumption is calculated holding all other assumptions constant. For this reason, concurrent changes in assumptions may magnify or counteract the sensitivities disclosed above. The sensitivity analyses are hypothetical and do not reflect Nomura’s risk management practices that may be undertaken under those stress scenarios.

The following table presents the type and carrying value of financial assets included within Trading assets which have been transferred to SPEs but which do not meet the criteria for derecognition under ASC 860. These transfers are accounted for as secured financing transactions within Long-term borrowings. The assets are pledged as collateral against the associated liabilities, cannot be removed unilaterally by Nomura and the liabilities are non-recourse to Nomura.

	Billions of yen
	March 31
	2011	2012
Assets
Trading assets
Equities	¥89	¥116
Debt securities	110	84
Mortgage, mortgage-backed securities	35	27
Long-term loans receivable	22	21

Total	¥256	¥248

Liabilities
Long-term borrowings	¥230	¥223

Variable Interest Entities

In the normal course of business, Nomura acts as a transferor of financial assets to VIEs, and underwriter, distributor, and seller of repackaged financial instruments issued by VIEs in connection with its securitization and equity derivative activities. Nomura retains, purchases and sells variable interests in VIEs in connection with its market-making, investing and structuring activities. Nomura consolidates VIEs for which Nomura is the primary beneficiary, including those that were created to market structured securities to investors by repackaging corporate convertible bonds, mortgages and mortgage-backed securities. Nomura also consolidates certain investment funds, which are VIEs, and for which Nomura is the primary beneficiary. Due to the adoption of ASC 810, as amended by ASU 2009-17 on April 1, 2010, Nomura consolidates certain SPEs used in connection with Nomura’s aircraft leasing business as well as SPEs used for other purposes.

The following table presents the classification of consolidated VIEs’ assets and liabilities in these consolidated financial statements. The assets of a consolidated VIE may only be used to settle obligations of that VIE. Creditors do not have any recourse to Nomura beyond the assets held in the VIEs.

	Billions of yen
	March 31
	2011	2012
Consolidated VIE assets
Cash and cash equivalents	¥92	¥52
Trading assets
Equities	785	730
Debt securities	239	180
Mortgage and mortgage-backed securities	67	84
Investment trust funds and other	8	0
Derivatives	10	4
Private equity investments	1	1
Securities purchased under agreements to resell	6	7
Office buildings, land, equipment and facilities(1)	42	140	(3)
Other(2)	84	408	(3)

Total	¥1,334	¥1,606

Consolidated VIE liabilities
Trading liabilities
Debt securities	¥6	¥4
Derivatives	32	38
Securities sold under agreements to repurchase	2	0
Borrowings
Short-term borrowings	2	—
Long-term borrowings	1,030	992
Other	5	35

Total	¥1,077	¥1,069

(1)	Includes aircraft of ¥30 billion and ¥14 billion as of March 31, 2011 and 2012, respectively, held by SPEs consolidated due to the adoption of ASC 810 as amended by ASU 2009-17. Certain of these SPEs are used in connection with Nomura’s aircraft leasing business.
(2)	Includes aircraft purchase deposits of ¥15 billion and ¥17 billion as of March 31, 2011 and 2012, respectively. In relation to these aircraft purchase deposits, certain of these SPEs have commitments to purchase aircraft. See Note 22 “Commitments, contingencies and guarantees” for further information.
(3)	Includes real estate and real estate for sale held by SPEs consolidated by a new subsidiary acquired during the year ended March 31, 2012.

Nomura also holds variable interests in VIEs where Nomura is not the primary beneficiary. Nomura’s variable interests in such VIEs include senior and subordinated debt, residual interests, and equity interests associated with commercial and residential mortgage-backed and other asset-backed securitizations and structured financings, equity interests in VIEs which were formed primarily to acquire high yield leveraged loans and other lower investment grade debt obligations, residual interests in operating leases for aircraft held by VIEs, and loans and investments in VIEs that acquire operating businesses.

The following tables present the carrying amount of variable interests of unconsolidated VIEs and maximum exposure to loss associated with these variable interests. Maximum exposure to loss does not reflect Nomura’s estimate of the actual losses that could result from adverse changes, nor does it reflect the economic hedges Nomura enters into to reduce its exposure. The risks associated with VIEs in which Nomura is involved are limited to the amount recorded in the consolidated balance sheets, the amount of commitments and financial guarantees and the notional amount of the derivative instruments. Nomura believes the notional amount of derivative instruments generally exceeds the amount of actual risk.

	Billions of yen
	March 31, 2011
	Carrying amount of variable interests		Maximum exposure to loss to unconsolidated VIEs
	Assets	Liabilities
Trading assets and liabilities
Equities	¥80	¥—	¥80
Debt securities	164	—	164
Mortgage and mortgage-backed securities	2,070	—	2,070
Investment trust funds and other	80	—	80
Derivatives	1	8	17
Private equity investments	24	—	24
Loans
Short-term loans	3	—	3
Long-term loans	31	—	31
Other	4	—	4
Commitments to extend credit and other guarantees	—	—	17

Total	¥2,457	¥8	¥2,490

	Billions of yen
	March 31, 2012
	Carrying amount of variable interests		Maximum exposure to loss to unconsolidated VIEs
	Assets	Liabilities
Trading assets and liabilities
Equities	¥58	¥—	¥58
Debt securities	133	—	133
Mortgage and mortgage-backed securities	2,137	—	2,137
Investment trust funds and other	96	—	96
Derivatives	0	9	27
Private equity investments	25	—	25
Loans
Short-term loans	2	—	2
Long-term loans	29	—	29
Other	5	—	5
Commitments to extend credit and other guarantees	—	—	19

Total	¥2,485	¥9	¥2,531

9. Financing receivables:

In the normal course of business, Nomura extends financing to clients primarily in the form of collateralized agreements such as reverse repurchase agreements and securities borrowing transactions and loans. These financing receivables are recognized as assets on Nomura’s consolidated balance sheets and provide a contractual right to receive money either on demand or on future fixed or determinable dates.

Collateralized agreements

Collateralized agreements consist of reverse repurchase agreements disclosed as Securities purchased under agreements to resell and securities borrowing transactions disclosed as Securities borrowed in the consolidated balance sheets, including those executed under Gensaki Repo agreements. Reverse repurchase agreements and securities borrowing transactions principally involve the buying of government and government agency securities from customers under agreements that also require Nomura to resell these securities to those customers. Nomura monitors the value of the underlying securities on a daily basis to the related receivables, including accrued interest, and requests or returns additional collateral when appropriate. Reverse repurchase agreements and securities borrowing transactions are generally recorded on the consolidated balance sheets at the amount at which the securities are purchased with applicable accrued interest. No allowance for credit losses is generally recorded on these transactions due to the strict collateralization requirements.

Loans receivable

The key types of loans receivable recognized by Nomura are loans at banks, short-term secured margin loans, inter-bank money market loans and corporate loans.

Loans at banks are secured and unsecured loans extended by licensed banks within Nomura. For those loans secured by real estate or securities, Nomura is exposed to the risk of a decline in the value of the underlying collateral. For unsecured loans provided for the investment banking activities, Nomura is exposed to risk of default of the counterparty, although these counterparties usually have high credit ratings. Where loans are secured by guarantees, Nomura is also exposed to the risk of default by the guarantor.

Short-term secured margin loans are loans provided to clients in connection with stock brokerage activities. These loans provide funding for clients in order to purchase securities. Nomura requests initial margin in the form of acceptable collateral securities or deposits against these loans and holds the purchased securities as collateral through the life of the loans. If the value of the securities declines by more than specified amounts, Nomura can make additional margin calls in order to maintain a specified ratio of loan-to-value (“LTV”) ratio. For these reasons, the risk to Nomura of providing these loans is limited.

Inter-bank money market loans are loans to financial institutions in the inter-bank money market, where overnight and intra-day financings are traded through money market dealers. The risk to Nomura of making these loans is not significant as only qualified financial institutions can participate in these markets and these loans are usually overnight or short-term in nature.

Corporate loans are primarily loans provided to corporate clients. Corporate loans include loans secured by real estate or securities, as well as unsecured loans which Nomura provides for the investment banking activities. The risk to Nomura of making these loans is similar to those risks arising from loans at banks.

In addition to the loans above, Nomura has advances to affiliated companies which are loans provided to related parties of Nomura. As these loans are generally not secured, Nomura is exposed to the risk of default of the counterparty.

The following table presents a summary of the loans receivable reported within Loans receivable or Investments in and advances to affiliated companies in the consolidated balance sheets by portfolio segment.

	Millions of yen
	March 31
	2011	2012
Loans
Loans at banks	¥320,296	¥285,516
Short-term secured margin loans	206,910	165,246
Inter-bank money market loans	8,281	95,461
Corporate loans	735,797	747,149

Loans receivable total	¥1,271,284	¥1,293,372

of which:
Loans receivable carried at fair value(1)	¥554,180	¥458,352
Loans receivable carried at amortized cost	717,104	835,020
Advances to affiliated companies	12,766	10,649

(1)	Carried at fair value through election of the fair value option.

There were no significant purchases or sales of Loans receivable and no reclassifications of Loans receivable to Trading assets during the years ended March 31, 2011 and 2012.

Allowance for loan losses

Management establishes an allowance for loan losses for loans carried at amortized cost which reflects management’s best estimate of probable losses incurred. The allowance for loan losses which is reported in the consolidated balance sheets within Allowance for doubtful accounts comprises two components:

•	A specific component for loans which have been individually evaluated for impairment; and

•	A general component for loans which, while not individually evaluated for impairment, have been collectively evaluated for impairment based on historical loss experience

The specific component of the allowance for loan losses reflects probable losses incurred within loans which have been individually evaluated for impairment. A loan is defined as being impaired when, based on current information and events, it is probable that all amounts due according to the contractual terms of the loan agreement will not be collected. Factors considered by management in determining impairment include an assessment of the ability of borrowers to pay by considering various factors such as the nature of the loan, prior loan loss experience, current economic conditions, the current financial situation of the borrower, and the fair value of any underlying collateral. Loans that experience insignificant payment delays or insignificant payment shortfalls are not classified as impaired. The impairment is measured on a loan by loan basis by adjusting the carrying value of the loan to either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

The general component of the allowance for loan losses is for loans not individually evaluated for impairment and includes judgment about collectability based on available information at the balance sheet date and the uncertainties inherent in those underlying assumptions. The allowance is based on historical loss experience adjusted for qualitative factors such as current economic conditions.

While management has based its estimate of the allowance for loan losses on the best information available, future adjustments to the allowance for loan losses may be necessary as a result of changes in the economic environment or variances between actual results and original assumptions.

Loans are charged-off when Nomura determines that the loans are uncollectible. This determination is based on factors such as the occurrence of significant changes in the borrower’s financial position such that the borrower can no longer pay the obligation or that the proceeds from collateral will not be sufficient to pay the loans.

The following tables present changes in the allowance for losses for the years ended March 31, 2011 and 2012.

	Millions of yen
	Year ended March 31, 2011
	Allowance for loan losses						Allowance for receivables other than loans	Total allowance for doubtful accounts
	Loans at banks	Short-term secured margin loans	Inter-bank money market loans	Corporate loans	Advances to affiliated companies	Subtotal
Opening balance	¥783	¥25	¥5	¥3,576	¥—	¥4,389	¥1,036	¥5,425
Provision for losses	(253)	13	(5)	(599)	11	(833)	143	(690)
Charge-offs	(32)	—	—	—	—	(32)	(59)	(91)
Other(1)	(159)	(1)	—	445	—	285	(69)	216

Ending balance	¥339	¥37	¥—	¥3,422	¥11	¥3,809	¥1,051	¥4,860

	Millions of yen
	Year ended March 31, 2012
	Allowance for loan losses						Allowance for receivables other than loans	Total allowance for doubtful accounts
	Loans at banks	Short-term secured margin loans	Inter-bank money market loans	Corporate loans	Advances to affiliated companies	Subtotal
Opening balance	¥339	¥37	¥—	¥3,422	¥11	¥3,809	¥1,051	¥4,860
Provision for losses	213	(11)	—	(592)	40	(350)	20	(330)
Charge-offs	—	(2)	—	—	—	(2)	(1)	(3)
Other(1)	—	(0)	—	(72)	—	(72)	433	361

Ending balance	¥552	¥24	¥—	¥2,758	¥51	¥3,385	¥1,503	¥4,888

(1)	Includes the effect of foreign exchange movements.

The following tables present the allowance for loan losses and loans by impairment methodology and type of loans as of March 31, 2011 and 2012.

	Millions of yen
	March 31, 2011
	Loans at banks	Short-term secured margin loans	Inter-bank money market loans	Corporate loans	Advances to affiliated companies	Total
Allowance by impairment methodology
Evaluated individually	¥7	¥—	¥—	¥3,272	¥—	¥3,279
Evaluated collectively	332	37	—	150	11	530

Total allowance for loan losses	¥339	¥37	¥—	¥3,422	¥11	¥3,809

Loans by impairment methodology
Evaluated individually	¥7	¥—	¥8,281	¥228,776	¥483	¥237,547
Evaluated collectively	257,270	206,910	—	15,860	12,283	492,323

Total loans	¥257,277	¥206,910	¥8,281	¥244,636	¥12,766	¥729,870

	Millions of yen
	March 31, 2012
	Loans at banks	Short-term secured margin loans	Inter-bank money market loans	Corporate loans	Advances to affiliated companies	Total
Allowance by impairment methodology
Evaluated individually	¥14	¥10	¥—	¥2,680	¥—	¥2,704
Evaluated collectively	538	14	—	78	51	681

Total allowance for loan losses	¥552	¥24	¥—	¥2,758	¥51	¥3,385

Loans by impairment methodology
Evaluated individually	¥212	¥58,636	¥95,461	¥329,312	¥394	¥484,015
Evaluated collectively	235,195	106,610	—	9,594	10,255	361,654

Total loans	¥235,407	¥165,246	¥95,461	¥338,906	¥10,649	¥845,669

Nonaccrual and past due loans

Loans which are individually evaluated as impaired are assessed for a nonaccrual status in accordance with Nomura’s policy. When it is determined to suspend interest accrual as a result of an assessment, any accrued but unpaid interest is reversed. Loans are generally only returned to an accrual status if the loan is brought contractually current, i.e. all overdue principal and interest amounts are paid. In limited circumstances, a loan which has not been brought contractually current will also be returned to an accrual status if all principal and interest amounts contractually due are reasonably assured of repayment within a reasonable period of time or there has been a sustained period of repayment performance by the borrower.

As of March 31, 2011, the amount of loans which were on a nonaccrual status or 90 days past due was not significant. As of March 31, 2012, there were ¥40,565 million of loans which were on a nonaccrual status, primarily unsecured corporate loans. The amount of loans which were 90 days past due was not significant.

Once a loan is impaired and placed on a nonaccrual status, interest income is subsequently recognized using the cash basis method.

Loan impairment and troubled debt restructurings

In the ordinary course of business, Nomura may choose to recognize impairment and also restructure a loan classified as held for investment either because of financial difficulties of the borrower, or simply as a result of market conditions or relationship reasons. A troubled debt restructuring (“TDR”) occurs when Nomura (as lender) for economic or legal reasons related to the borrower’s financial difficulties grants a concession to the borrower that Nomura would not otherwise consider.

Any loan being restructured under a TDR will generally already be identified as impaired with an applicable allowance recognized in the allowance for loan losses. If not (for example if the loan is collectively assessed for impairment with other loans), the restructuring of the loan under a TDR will immediately result in the loan as being classified as impaired. An impairment loss for a loan restructuring under a TDR which only involves modification of the loan’s terms (rather than receipt of assets in full or partial settlement) is calculated in the same way as any other impaired loan. Assets received in full or partial satisfaction of a loan in a TDR are recognized at fair value.

        As of March 31, 2011, the amount of loans which were classified as impaired but against which no allowance for loan losses had been recognized was not significant. For impaired loans with a related allowance, the amount of recorded investment was ¥41,630 million, the total unpaid principal balance was ¥43,715 million and the related allowance was ¥3,279 million, mainly for unsecured corporate loans. As of March 31, 2012, the amount of loans which were classified as impaired but against which no allowance for loan losses had been recognized was not significant. For impaired loans with a related allowance, the amount of recorded investment was ¥35,721 million, the total unpaid principal balance was ¥38,103 million and the related allowance was ¥2,693 million, mainly for unsecured corporate loans.

During the year ended March 31, 2012, the amount of loans under a TDR was not significant.

Credit quality indicators

Nomura is exposed to credit risks deriving from a decline in the value of loans or a default caused by deterioration of creditworthiness or bankruptcy of the borrower. Nomura’s risk management framework for such credit risks is based on a risk assessment through an internal credit rating process, in depth pre-financing credit analysis of each individual loan and continuous post-financing monitoring of borrower’s creditworthiness. Loans considered as collateralized transactions are not subject to an internal credit rating process as Nomura monitors the value of posted collateral closely and understands means to prevent potential losses.

The following tables present an analysis of each class of loans not carried at fair value using Nomura’s internal ratings or equivalent credit quality indicators applied by subsidiaries as of March 31, 2011 and 2012.

	Millions of yen
	March 31, 2011
	AAA-BBB	BB-CCC	CC-D	Others(1)	Total
Secured loans at banks	¥111,841	¥17,449	¥—	¥25,344	¥154,634
Unsecured loans at banks	102,636	—	7	—	102,643
Short-term secured margin loans	—	—	—	206,910	206,910
Secured inter-bank money market loans	8,281	—	—	—	8,281
Secured corporate loans	30,567	5,170	2,000	122,750	160,487
Unsecured corporate loans	30,309	52,445	1,395	—	84,149
Advances to affiliated companies	12,283	—	—	483	12,766

Total	¥295,917	¥75,064	¥3,402	¥355,487	¥729,870

	Millions of yen
	March 31, 2012
	AAA-BBB	BB-CCC	CC-D	Others(1)	Total
Secured loans at banks	¥92,207	¥29,169	¥—	¥33,511	¥154,887
Unsecured loans at banks	80,507	—	13	—	80,520
Short-term secured margin loans	—	—	—	165,246	165,246
Secured inter-bank money market loans	1,461	—	—	—	1,461
Unsecured inter-bank money market loans	94,000	—	—	—	94,000
Secured corporate loans	131,767	93,331	4,232	70,657	299,987
Unsecured corporate loans	1,339	37,580	—	—	38,919
Advances to affiliated companies	10,255	—	—	394	10,649

Total	¥411,536	¥160,080	¥4,245	¥269,808	¥845,669

(1)	Relate to collateral exposures where a specified ratio of LTV is maintained.

Nomura reviews internal counterparty credit ratings at least once a year by using available borrower’s credit information including financial statements and other information. Internal counterparty credit ratings are also reviewed more frequently for high-risk borrowers or problematic exposures and any significant credit event of a counterparty will trigger on immediate credit review process.

10. Leases:

Lessor

Nomura leases office buildings located in Japan and aircraft in Japan and overseas. These leases are classified as operating leases and the related assets are stated at cost, net of accumulated depreciation, except for land, which is stated at cost in the consolidated balance sheets and reported within Other assets—Office buildings, land, equipment and facilities.

A portion of such rentals is paid from Nomura Research Institute, Ltd. (“NRI”), an affiliated company. See Note 21 “Affiliated companies and other equity-method investees” for more information.

Lease deposits and rents received from NRI, were as follows:

	Millions of yen
	As of or for the year ended March 31
	2011	2012
Lease deposits	¥—	¥11,738
Rental income	—	3,848

The following table presents the types of assets which Nomura leases under operating leases.

	Millions of yen
	March 31, 2012
	Cost	Accumulated depreciation	Net carrying amount
Real estate(1)	¥984,087	¥(11,174)	¥972,913
Aircraft	15,363	(1,684)	13,679

Total	¥999,450	¥(12,858)	¥986,592

(1)	The amounts of cost, accumulated depreciation and net carrying amount are including those for the portion utilized by Nomura.

Nomura recognized rental income of ¥2,747 million and ¥66,180 million for the years ended March 31, 2011 and 2012, respectively in the consolidated statements of income within Revenue—Other.

The following table presents a schedule of future minimum lease payments to be received on noncancelable operating leases as of March 31, 2012:

	Millions of yen
		Years of receipt
	Total	Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years
Minimum lease payments to be received	¥146,108	¥24,607	¥23,197	¥21,458	¥17,713	¥12,876	¥46,257

Lessee

Nomura leases its office space and certain employees’ residential facilities in Japan primarily under cancelable lease agreements which are customarily renewed upon expiration. Nomura also leases certain equipment and facilities under non-cancelable lease agreements. Rental expenses, net of sublease rental income, for the years ended March 31, 2011 and 2012 were ¥48,957 million and ¥43,536 million, respectively. A portion of such rental expenses was paid by Nomura Land and Building Co., Ltd. (“NLB”) that became a consolidated subsidiary of Nomura in May 2011.

Lease deposits and rents paid to NLB were as follows:

	Millions of yen
	As of or for the year ended March 31
	2011	2012
Lease deposits	¥4,229	¥—
Rental expenses(1)	4,358	622

(1)	Rental expenses for the year ended March 31, 2012 were those paid to NLB for the period before NLB was consolidated.

        In August 2009, a Nomura consolidated subsidiary, Nomura Properties plc (“NPP”) entered into a 20 year lease as tenant of a 525,000-square-foot development at 1 Angel Lane in London in the U.K. Construction was completed in December 2010 and the building is now used as Nomura’s European headquarters. NPP was involved in the construction of the building and therefore was deemed the owner of the construction project from an accounting perspective in accordance with ASC 840. The building has been recognized on Nomura’s consolidated balance sheets from the start of the lease term in 2009. The building remains on Nomura’s consolidated balance sheets after completion of construction due to the NPP’s continuing involvement with the property and is depreciated over its useful life similar to the treatment of a capital lease.

The following table presents a schedule of future minimum lease payments under capital leases as of March 31, 2012:

Millions of yen
March 31
2012
Total minimum lease payments	¥52,855
Less: Amount representing interest	(28,896)

Present value of net lease payments	¥23,959

The following table presents a schedule of future minimum lease payments as of March 31, 2012:

	Millions of yen
		Years of payment
	Total	Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years
Minimum lease payments	¥52,855	¥616	¥456	¥408	¥2,809	¥3,290	¥45,276

Office buildings, land, equipment and facilities in the consolidated balance sheets includes capital lease assets of ¥24,855 million and ¥27,902 million as of March 31, 2011 and 2012, respectively.

The following table presents a schedule of future minimum lease payments under non-cancelable operating leases with remaining terms exceeding one year as of March 31, 2012:

Millions of yen
March 31
2012
Total minimum lease payments	¥169,038
Less: Sublease rental income	(9,948)

Net minimum lease payments	¥159,090

The following table presents a schedule of future minimum lease payments as of March 31, 2012:

	Millions of yen
		Years of payment
	Total	Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	More than 5 years
Minimum lease payments	¥169,038	¥21,129	¥19,154	¥16,667	¥14,309	¥10,780	¥86,999

Certain leases contain renewal options or escalation clauses providing for increased rental payments based upon maintenance, utilities and tax increases.

11. Business combinations:

For the purpose of streamlining Nomura’s management structure for faster decision making in relation to reorganization, on May 13, 2011, the Company entered into an agreement with one of its affiliated companies, NLB to implement a share exchange (“Share Exchange Agreement”) effective on July 1, 2011. In advance of the effective date of the Share Exchange Agreement, the Company acquired an additional 39.0% of the issued shares of NLB (“Share Purchases”) as of May 24, 2011. As a result of the Share Purchases, NLB became a consolidated subsidiary of Nomura during the three months ended June 30, 2011. Nomura’s total consideration in relation to the Share Purchases was approximately ¥37,620 million. The difference between the fair value of the acquired net assets of NLB and the acquisition cost was accounted for as a bargain purchase gain of ¥44,963 million which is reported within Revenue—Other in the consolidated statements of income.

The Share Purchases were accounted for as a step acquisition in these consolidated financial statements, because Nomura held 38.5% of the outstanding shares of NLB prior to the Share Purchases. Nomura remeasured the previously held equity investments in NLB and other companies which were acquired as a result of the Share Purchases at fair value. The change in fair value was a loss of ¥16,555 million which was reported within Revenue—Other in the consolidated statements of income. The remeasurement to fair value was determined primarily based on the cost of the Share Purchases, in which the financial condition and assets of NLB were considered in reference to the valuation results provided by third party appraisers. As of the date of the Share Purchases, the previously held equity investments were remeasured to a fair value of ¥38,379 million. Further, equity investments in NLB previously held by other affiliated companies of Nomura were also remeasured at fair value, resulting in an additional loss of ¥4,109 million which was also reported within Revenue—Other in the consolidated statements of income.

There were no other material acquisition-related costs incurred in connection with this business combination.

The operating results of NLB and other companies acquired as a result of the Share Purchases have been included in the consolidated statements of income from May 2011. As a result, revenue generated by NLB and these other companies which have been included in the consolidated statements of income was ¥488,536 million, which includes real estate sales of ¥251,377 million, for the year ended March 31, 2012. In addition, costs of real estate sales were ¥226,450 million, and net income of ¥5,107 million from NLB and other companies acquired as a result of the Share Purchases, was included in the consolidated statements of income for the year ended March 31, 2012, involving the impact of above business. Revenues and expenses arising from NLB and other companies that were acquired as a result of the Share Purchases, are generally reported in Revenue—Other and Non-interest expenses—Other in the consolidated statements of income.

The following table provides a summary of the fair value of the assets acquired and the liabilities assumed, as of the date of the Share Purchases.

Millions of yen
Assets:
Cash and cash deposits	¥78,634
Loans receivable(1)	54,023
Receivables from other than customers	12,865
Office buildings, land, equipment and facilities	715,683
Intangible assets(2)	60,048
Assets other than above(3)	1,290,121

Total assets	2,211,374

Liabilities:
Short-term borrowings	82,800
Long-term borrowings	952,932
Liabilities other than above	748,889

Total liabilities	1,784,621

Equity attributable to NHI shareholders	120,962

Noncontrolling interests of NLB(4)	22,397

Noncontrolling interests attributable to other than shareholders of NLB(5)	283,394

Acquisition costs and fair value of previously held equity investments	75,999

Goodwill	¥(44,963)

(1)	Valuation is based on the difference between the gross contractual amounts receivable of ¥54,131 million and the estimate of the contractual cash flows not expected to be collected of ¥108 million.
(2)	Includes finite-lived intangible assets related to client contracts and lease agreements which are amortized based on a weighted-average amortization period of nine years with no estimated residual value.
(3)	Includes real estate classified as held for sale.
(4)	Valuation is based on the acquisition cost of the Share Purchases.
(5)	Valuation is based on either the market value or the net asset value as of the date of acquisition.

The following selected (unaudited) pro-forma financial information presents revenue and net income (loss) amounts as if the Share Purchases occurred on April 1, 2010.

	Millions of yen, except per share data
	Year ended March 31
	2011	2012
Total revenue	¥2,011,241	¥1,892,851
Net income (loss) attributable to NHI shareholders	¥58,533	¥(13,951)
Basic net income (loss) attributable to NHI shareholders per share	16.13	(3.83)
Diluted net income (loss) attributable to NHI shareholders per share	16.06	(3.83)

Based on the Share Exchange Agreement, 118 common shares of the Company were allotted and delivered for each share of NLB, and NLB became a wholly owned subsidiary of Nomura as of July 1, 2011. On the same day, the Company issued 103,429,360 common shares. In addition, the common shares of NLB which the Company acquired through the Share Exchange Agreement include the shares that had been held by one of Nomura’s subsidiaries, Nomura Asset Management Co., Ltd., and the acquisition of those shares is accounted for as a transaction between entities under common control.

12. Other assets—Other / Other liabilities:

The following table presents Other assets-Other and Other liabilities in the consolidated balance sheets by type.

	Millions of yen
	March 31
	2011	2012
Other assets—Other:
Securities received as collateral	¥43,624	¥92,743
Goodwill and other intangible assets	116,834	160,227
Deferred tax assets	241,911	201,244
Investments in equity securities for other than operating purposes(1)	11,915	113,006
Other	154,209	907,903	(2)

Total	¥568,493	¥1,475,123

Other liabilities:
Obligation to return securities received as collateral	¥43,624	¥92,743
Accrued income taxes	10,123	16,169
Other accrued expenses and provisions	404,048	378,957
Other	94,521	678,032	(3)

Total	¥552,316	¥1,165,901

(1)	Includes marketable and non-marketable equity securities held for other than trading or operating purposes. These investments are comprised of listed equity securities and unlisted equity securities of ¥6,496 million and ¥5,419 million, respectively as of March 31, 2011, and ¥58,460 million and ¥54,546 million respectively, as of March 31, 2012. These securities are carried at fair value, with changes in fair value recognized within Revenue-other in the consolidated statements of income.
(2)	Includes real estate classified as held for sale which is carried at the lower of net book value or fair value less cost to sell.
(3)	Includes the liabilities relating to the investment contracts which were underwritten by the insurance subsidiary. As of March 31, 2012, the amount of carrying values and estimated fair values are ¥292,120 million and ¥294,242 million, respectively. The fair value is estimated by discounting future cash flows and it would be generally classified as Level 3.

Goodwill is recognized upon completion of a business combination as the difference between the purchase price and the fair value of the net assets acquired. Subsequent to initial recognition, goodwill is not amortized but is tested for impairment during the fourth quarter of each fiscal year, or more often if events or circumstances, such as adverse changes in the business climate, indicate there may be impairment.

Changes in goodwill, which are reported in the consolidated balance sheets within Other assets-Other, are as follows.

	Millions of yen
	Year ended March 31
	2011	2012
Balance at beginning of year	¥79,818	¥70,223
Increases due to business combinations	—	4,898	(3)
Other(1)	(9,595)	(1,087)

Balance at end of year(2)	¥70,223	¥74,034

(1)	Includes currency translation adjustments at the amount of (¥7,276) million and (¥1,083) million, as of March 31, 2011 and 2012, respectively.
(2)	The amounts attributable to Wholesale segment as of March 31, 2011 and 2012 were ¥69,800 million and ¥68,718 million, respectively.
(3)	Relates to GE Capital Finance (China) Co., Ltd which is a subsidiary of Nomura Bank International plc.

Impairment testing

The goodwill impairment test is performed in two steps. In the first step, the current fair value of each reporting unit is compared with its carrying value, including goodwill. If the fair value is less than the carrying value, then a second step is performed. In the second step, the implied current fair value of the reporting unit’s goodwill is determined by comparing the fair value of the reporting unit to the fair value of the net assets of the reporting unit, as if the reporting unit were being acquired in a business combination. An impairment loss is recognized if the carrying value of goodwill exceeds its implied current fair value. Goodwill impairment testing is performed at a level below Nomura’s business segments.

The primary method the Company uses to estimate the fair value of reporting units is the income approach. The assumptions used in the valuations of the reporting units include estimates of future cash flows and the cost of equity used to discount those cash flows to a present value. The valuation of the reporting units is dependent upon economic conditions. Deterioration in these assumptions as well as in market conditions could cause the estimated fair values of these reporting units and their associated goodwill to decline, which may result in an impairment charge through the consolidated statements of income in a future period related to some portion of the associated goodwill.

Intangible assets subject to amortization as of March 31, 2011 and 2012 are shown below:

	Millions of yen
	March 31, 2011			March 31, 2012
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Client relationships	¥55,406	¥(17,405)	¥38,001	¥88,733	¥(34,947)	¥53,786
Lease agreements	—	—	—	16,500	(1,445)	15,055
Other	617	(238)	379	1,126	(383)	743

Total	¥56,023	¥(17,643)	¥38,380	¥106,359	¥(36,775)	¥69,584

Amortization expenses for the years ended March 31, 2011 and 2012 were ¥5,031 million and ¥19,129 million. Estimated amortization expense for the next five years are shown below:

Millions of yen
Year ending March 31	Estimated amortization expense
2013	¥9,636
2014	8,300
2015	8,268
2016	7,731
2017	7,314

The amounts of other intangible assets not subject to amortization excluding goodwill were ¥8,231 million and ¥16,609 million as of March 31, 2011 and 2012, respectively.

13. Borrowings:

Short-term and long-term borrowings of Nomura as of March 31, 2011 and 2012 are shown below:

	Millions of yen
	March 31
	2011	2012
Short-term borrowings(1):
Commercial paper	¥379,500	¥315,579
Bank borrowings	563,748	743,119
Other	223,829	126,915

Total	¥1,167,077	¥1,185,613

Long-term borrowings:
Long-term borrowings from banks and other financial institutions(2)	¥2,559,325	¥3,494,323
Bonds and notes issued(3):
Fixed-rate obligations:
Japanese yen denominated	1,365,805	1,124,504
Non-Japanese yen denominated	748,626	860,975
Floating-rate obligations:
Japanese yen denominated	897,147	788,224
Non-Japanese yen denominated	364,796	117,121
Index / Equity-linked obligations:
Japanese yen denominated	1,251,330	1,241,950
Non-Japanese yen denominated	985,723	654,775

	5,613,427	4,787,549

Subtotal	8,172,752	8,281,872

Trading balances of secured borrowings	230,165	222,968

Total	¥8,402,917	¥8,504,840

(1)	Includes secured borrowings of ¥44,159 million as of March 31, 2011 and ¥8,647 million as of March 31, 2012.
(2)	Includes secured borrowings of ¥6,093 million as of March 31, 2011 and ¥224,543 million as of March 31, 2012.
(3)	Includes secured borrowings of ¥1,000,856 million as of March 31, 2011 and ¥757,018 million as of March 31, 2012.

Trading balances of secured borrowings

These are liabilities recognized when a transfer of a financial asset does not meet the criteria for sales accounting under ASC 860 and therefore the transaction is accounted for as a secured borrowing. These borrowings are part of Nomura’s trading activities intended to generate profits from the distribution of financial products secured by those financial assets.

Long-term borrowings consisted of the following:

	Millions of yen
	March 31
	2011	2012
Debt issued by the Company	¥3,205,519	¥3,178,278
Debt issued by subsidiaries—guaranteed by the Company	2,270,308	2,076,721
Debt issued by subsidiaries—not guaranteed by the Company(1)	2,927,090	3,249,841

Total	¥8,402,917	¥8,504,840

(1)	Includes trading balances of secured borrowings.

As of March 31, 2011, fixed-rate long-term borrowings are due between 2011 and 2035 at interest rates ranging from 0.00% to 10.01%. Floating-rate obligations, which are generally based on LIBOR, are due between 2011 and 2038 at interest rates ranging from 0.10% to 8.30%. Index / Equity-linked obligations are due between 2011 and 2042 at interest rates ranging from 0.00% to 32.50%.

As of March 31, 2012, fixed-rate long-term borrowings are due between 2012 and 2042 at interest rates ranging from 0.10% to 10.00%. Floating-rate obligations, which are generally based on LIBOR, are due between 2012 and 2039 at interest rates ranging from 0.00% to 8.54%. Index / Equity-linked obligations are due between 2012 and 2042 at interest rates ranging from 0.00% to 32.50%.

Certain borrowing agreements of subsidiaries contain provisions whereby the borrowings are redeemable at the option of the borrower at specified dates prior to maturity and include various equity-linked or other index-linked instruments.

Nomura enters into swap agreements to manage its exposure to interest rates and foreign exchange rates. Principally, bonds and notes issued are effectively converted to LIBOR-based floating rate obligations through such swap agreements. The carrying value of the long-term borrowings includes adjustments to reflect fair value hedges.

The effective weighted-average interest rates of borrowings, including the effect of fair value hedges, were as follows:

	March 31
	2011	2012
Short-term borrowings	0.63%	0.43%
Long-term borrowings	1.48%	1.34%
Fixed-rate obligations	2.30%	2.04%
Floating-rate obligations	0.99%	0.90%
Index / Equity-linked obligations	1.20%	1.22%

Maturities of long-term borrowings

The aggregate annual maturities of long-term borrowings, including adjustments related to fair value hedges and liabilities measured at fair value, as of March 31, 2012 consist of the following:

Year ending March 31	Millions of yen
2013	¥1,112,828
2014	884,259
2015	1,579,413
2016	936,386
2017	686,855
2018 and thereafter	3,082,131

Subtotal	8,281,872

Trading balances of secured borrowings	222,968

¥8,504,840

Borrowing facilities

As of March 31, 2011 and 2012, Nomura had unutilized borrowing facilities of ¥124,380 million and ¥138,301 million, respectively. The terms for these unutilized borrowing facilities do not significantly differ from existing borrowings.

Subordinated borrowings

As of March 31, 2011 and 2012, subordinated borrowings were ¥1,059,261 million and ¥637,487 million, respectively.

14. Earnings per share:

Basic and diluted earnings per share (“EPS”) are presented on the face of the consolidated statements of income. Basic EPS is calculated by dividing net income attributable to NHI shareholders by the weighted average number of common shares outstanding during the year. The calculation of diluted EPS is similar to basic EPS, except that the weighted average number of common shares is adjusted to reflect all dilutive instruments where potential common shares are deliverable during the year. In addition, net income attributable to NHI shareholders is adjusted for any change in income or loss that would result from the assumed conversion of dilutive instruments issued by subsidiaries and affiliates.

A reconciliation of the amounts and the numbers used in the calculation of net income attributable to NHI shareholders per share (basic and diluted) is as follows:

	Millions of yen except per share data presented in yen
	Year ended March 31
	2011	2012
Basic—
Net income attributable to NHI shareholders	¥28,661	¥11,583

Weighted average number of shares outstanding	3,627,798,587	3,643,481,439

Net income attributable to NHI shareholders per share	¥7.90	¥3.18

Diluted—
Net income attributable to NHI shareholders	¥28,642	¥11,561

Weighted average number of shares outstanding	3,642,689,381	3,680,124,235

Net income attributable to NHI shareholders per share	¥7.86	¥3.14

The decline of net income arising from convertible bonds was caused by presuming lump-sum expensing of the difference between the bond’s carrying amount and the bond’s redemption amount, which is accumulated over the life of the bond. Net income attributable to NHI shareholders was adjusted to reflect the decline in Nomura’s equity share of earnings of subsidiaries and affiliates for the years ended March 31, 2011, and 2012 arising from options to purchase common shares issued by subsidiaries and affiliates.

The weighted average number of shares used in the calculation of diluted EPS reflects the increase in potential issuance of common shares arising from stock-based compensation plans by the Company, which would have minimal impact on EPS for the years ended March 31, 2011 and 2012, respectively.

Antidilutive stock options to purchase 59,670,700 and 24,840,700 common shares were not included in the computation of diluted EPS for the years ended March 31, 2011 and 2012, respectively.

The balances of outstanding convertible bonds as of March 31, 2011 and 2012, respectively, were ¥nil.

On July 1, 2011, the Company issued 103,429,360 common shares in accordance with NLB becoming a wholly owned subsidiary of Nomura. See Note 11 “Business combinations” for further information.

15. Employee benefit plans:

Nomura provides various pension plans and other post-employment benefits which cover certain employees worldwide. In addition, Nomura provides health care benefits to certain active and retired employees through its Nomura Securities Health Insurance Society (“NSHIS”).

Defined benefit pension plans—

The Company and certain subsidiaries in Japan (the “Japanese entities”) have contributory funded benefit pension plans for eligible employees. The benefits are paid as annuity payments subsequent to retirement or as lump-sum payments at the time of retirement based on the combination of years of service, age at retirement and employee’s choice. The benefits under the plans are calculated based upon position, years of service and reason for retirement. In addition to the plans described above, certain Japanese entities also have unfunded lump-sum payment plans. Under these plans, employees with at least two years of service are generally entitled to lump-sum payments upon termination of employment. The benefits under the plans are calculated based upon position, years of service and the reason for retirement. Nomura’s funding policy is to contribute annually the amount necessary to satisfy local funding standards. In December 2008, certain contributory funded benefit pension plans and unfunded lump-sum payment plans were amended and “cash balance pension plans” were introduced. Participants receive an annual benefit in their cash balance pension plan account, which is computed based on compensation of the participants, adjusted for changes in Japanese government bond rates. This plan amendment contributed to a reduction in the benefit obligations of the subsidiaries.

Some overseas subsidiaries have various local defined benefit plans covering certain employees. Nomura recognized an asset for pension benefits for these plans amounting to ¥5,787 million and ¥5,838 million as of March 31, 2011, and 2012, respectively.

Net Periodic Benefit Cost

The net periodic benefit cost of the defined benefit plans includes the following components. Nomura’s measurement date is March 31 for its defined benefit plans for Japanese entities.

Japanese entities’ plans—

	Millions of yen
	Year ended March 31
	2011	2012
Service cost	¥9,328	¥9,016
Interest cost	4,480	4,649
Expected return on plan assets	(3,182)	(3,262)
Amortization of net actuarial losses	3,088	3,687
Amortization of prior service cost	(1,148)	(1,479)

Net periodic benefit cost	¥12,566	¥12,611

The prior service cost is amortized on a straight-line basis over the average remaining service period of active participants. Gains and losses in excess of 10% of the greater of the benefit obligation or the fair value of plan assets are amortized over the average remaining service period of active participants.

Benefit Obligations and Funded Status

The following table presents a reconciliation of the changes in projected benefit obligation (“PBO”) and the fair value of plan assets, as well as a summary of the funded status:

Japanese entities’ plans—

	Millions of yen
	As of or for the year ended March 31
	2011	2012
Change in projected benefit obligation:
Projected benefit obligation at beginning of year	¥215,761	¥213,653
Service cost	9,328	9,016
Interest cost	4,480	4,649
Actuarial gain (loss)	(647)	9,415
Benefits paid	(15,406)	(14,785)
Acquisition and Other(1)	137	20,542

Projected benefit obligation at end of year	¥213,653	¥242,490

Change in plan assets:
Fair value of plan assets at beginning of year	¥122,632	¥120,727
Actual return on plan assets	1,865	6,696
Employer contributions	4,407	32,291
Benefits paid	(8,177)	(8,114)
Acquisition(1)	—	8,052

Fair value of plan assets at end of year	¥120,727	¥159,652

Funded status at end of year	(92,926)	(82,838)

Amounts recognized in the consolidated balance sheets	¥(92,926)	¥(82,838)

(1)	Increased mainly because of business combination.

The accumulated benefit obligation (“ABO”) was ¥211,425 million and ¥238,614 million as of March 31, 2011 and 2012, respectively.

PBO, ABO, and fair value of plan assets for pension plans with ABO and PBO in excess of plan assets as of March 31, 2011 and 2012 are set forth in the tables below.

Japanese entities’ plans—

	Millions of yen
	March 31
	2011	2012
Plans with ABO in excess of plan assets:
PBO	¥213,653	¥242,490
ABO	211,425	238,614
Fair value of plan assets	120,727	159,652
Plans with PBO in excess of plan assets:
PBO	¥213,653	¥242,490
ABO	211,425	238,614
Fair value of plan assets	120,727	159,652

Amounts in accumulated other comprehensive income, pre-tax, that have not yet been recognized as components of net periodic benefit cost consist of:

Japanese entities’ plans—

Millions of yen
For the year ended March 31, 2012
Net actuarial loss	¥70,196
Net prior service cost	(9,582)

Total	¥60,614

Amounts in accumulated other comprehensive income, pre-tax, expected to be recognized as components of net periodic benefit cost over the next fiscal year are as follows:

Japanese entities’ plans—

Millions of yen
For the year ending March 31, 2013
Net actuarial loss	¥3,295
Net prior service cost	(1,544)

Total	¥1,751

Assumptions

The following table presents the weighted-average assumptions used to determine projected benefit obligations at year end:

Japanese entities’ plans—

	March 31
	2011	2012
Discount rate	2.1%	1.8%
Rate of increase in compensation levels	2.5%	2.8%

The following table presents the weighted-average assumptions used to determine Japanese entities’ plans net periodic benefit costs for the year:

	Year ended March 31
	2011	2012
Discount rate	2.1%	1.8%
Rate of increase in compensation levels	2.5%	2.8%
Expected long-term rate of return on plan assets	2.6%	2.6%

Generally, Nomura determines the discount rates for its defined benefit plans by referencing indices for long-term, high-quality bonds and ensuring that the discount rate does not exceed the yield reported for those indices after adjustment for the duration of the plans’ liabilities.

Nomura uses the expected long-term rate of return on plan assets to compute the expected return on assets. Nomura’s approach in determining the long-term rate of return on plan assets is primarily based on historical financial market relationships that have existed over time with the presumption that this trend will generally remain constant in the future.

Plan Assets

The Nomura’s plan assets are managed with an objective to secure necessary plan assets in the long term to enable future pension payouts. While targeting to achieve the long-term rate of return on plan assets, Nomura aims to minimize short-term volatility by managing the portfolio through diversifying risk. Based on this portfolio policy, the plan assets are invested diversely.

The plan assets of domestic plans target to invest 23% in equities (includes private equity), 50% in debt securities, 15% in life insurance company general accounts and 12% in other. Investment allocations are generally reviewed and revised at the time of the actual revaluation that takes place every five years or when there is a significant change in prerequisites for the portfolio.

For details of the levels of inputs used to measure the fair value, see Note 2 “Fair value of financial instruments”.

The following tables present information about the plan assets at fair value as of March 31, 2011 and March 31 2012 within the fair value hierarchy.

Japanese entities’ plans—

	Millions of yen
	March 31, 2011
	Level 1	Level 2	Level 3	Balance as of March 31, 2011
Pension plan assets:
Equities	¥23,121	¥—	¥—	¥23,121
Private equity	—	—	838	838
Japanese government securities	47,099	—	—	47,099
Japanese agency and municipal securities	—	—	—	—
Foreign government securities	—	—	—	—
Bank and corporate debt securities	—	—	—	—
Investment trust funds and other(1)	—	18,290	8,807	27,097
Life insurance company general accounts	—	19,344	—	19,344
Other assets	—	3,228	—	3,228

Total	¥70,220	¥40,862	¥9,645	¥120,727

	Millions of yen
	March 31, 2012
	Level 1	Level 2	Level 3	Balance as of March 31, 2012
Pension plan assets:
Equities	¥27,230	¥—	¥—	¥27,230
Private equity	—	—	9,802	9,802
Japanese government securities	59,867	—	—	59,867
Japanese agency and municipal securities	—	219	—	219
Foreign government securities	757	—	—	757
Bank and corporate debt securities	—	4,011	—	4,011
Investment trust funds and other(1)	—	13,983	12,434	26,417
Life insurance company general accounts	—	23,501	—	23,501
Other assets	—	7,848	—	7,848

Total	¥87,854	¥49,562	¥22,236	¥159,652

(1)	Includes hedge funds and real estate funds.

The fair value of the non-Japan plan assets as of March 31, 2011 was ¥3,055 million, ¥18,584 million and ¥1,692 million for Level 1, Level 2 and Level 3, respectively. The fair value of the non-Japan plan assets as of March 31, 2012 was ¥32 million, ¥20,848 million and ¥6,083 million for Level 1, Level 2 and Level 3, respectively.

Level 1 includes principally equity securities and government securities. Unadjusted quoted prices in active markets for identical assets that Nomura has the ability to access at the measurement date are classified as Level 1. Level 2 includes principally investment trust funds, corporate debt securities and investments in life insurance company’s general accounts. Investment trust funds are valued at their net asset values as calculated by the sponsor of the funds. Investments in life insurance company’s general accounts are valued at conversion value.

The following tables present information about the plan assets for which Nomura has utilized Level 3 inputs to determine fair value.

Japanese entities’ plans—

	Millions of yen
	Year ended March 31, 2011				Balance as of March 31, 2011
	Balance as of April 1, 2010	Unrealized and realized gains / loss	Purchases / sales and other settlement	Net transfers in / (out of) Level 3
Private equity	¥892	¥5	¥(59)	¥—	¥838
Investment trust funds and other	9,371	(376)	(188)	—	8,807

Total	¥10,263	¥(371)	¥(247)	¥—	¥9,645

	Millions of yen
	Year ended March 31, 2012				Balance as of March 31, 2012
	Balance as of April 1, 2011	Unrealized and realized gains / loss	Purchases / sales and other settlement	Net transfers in / (out of) Level 3
Private equity	¥838	¥974	¥7,990	¥—	¥9,802
Investment trust funds and other	8,807	(353)	3,980	—	12,434

Total	¥9,645	¥621	¥11,970	¥—	¥22,236

The fair value of Level 3 non-Japan plans assets, consisting of real estate funds and annuities, was ¥1,692 million and ¥6,083 million as of March 31, 2011 and March 31, 2012, respectively. The plan purchased ¥4,416 million of Level 3 assets during the year ended March 31, 2012. The amounts of gains and losses, purchases and sales other than above, transfers between Level 1 or Level 2 and Level 3 relating to these assets during the years ended March 31, 2011 and 2012 were not significant.

Cash Flows

Nomura expects to contribute approximately ¥32,076 million to Japanese entities’ plans in the year ending March 31, 2013 based upon Nomura’s funding policy to contribute annually the amount necessary to satisfy local funding standards.

Expected benefit payments for the next five fiscal years and in aggregate for the five fiscal years thereafter are as follows:

Japanese entities’ plans—

Year ending March 31	Millions of yen
2013	¥9,504
2014	9,265
2015	9,999
2016	10,671
2017	10,634
2018-2022	56,148

Defined contribution pension plans—

In addition to defined benefit pension plans, the Company, NSC and other Japanese and non-Japanese subsidiaries have defined contribution pension plans.

Nomura contributed ¥3,233 million and ¥3,741 million to the defined contribution pension plans for Japanese entities’ plans for the years ended March 31, 2011 and 2012, respectively.

The contributions to overseas defined contribution pension plans were ¥6,903 million and ¥7,882 million for the years ended March 31 2011 and 2012, respectively.

Health care benefits—

The Company and certain subsidiaries provide certain health care benefits to both active and retired employees through NSHIS. The Company and certain subsidiaries also sponsor certain health care benefits to retired employees (“Special Plan”) and these retirees are permitted to continue participation in the Special Plan on a pay-all basis, i.e., by requiring a retiree contribution based on the estimated per capita cost of coverage. The Special Plan is a multi-employer post-retirement plan because it is jointly administered by NSHIS and the national government, and the funded status of it is not computed separately. Therefore, although the Company and certain subsidiaries contribute some portion of the cost of retiree health care benefits not covered through retiree contributions, the Company and certain subsidiaries do not reserve for the future cost. The health care benefit costs, which are equivalent to the required contribution, amounted to ¥6,760 million and ¥7,614 million for the years ended March 31, 2011 and 2012, respectively.

16. Deferred compensation plans:

Nomura issues compensation awards to senior management and other employees, certain of which are linked to the Company’s share price, in order to retain and motivate key staff.

These stock-based compensation awards comprise Plan A and Plan B Stock Acquisition Rights (“SARs”), Notional Stock Units (“NSUs”) and Collared Notional Stock Units (“CSUs”). SAR Plan A awards are effectively awards of stock options while SAR Plan B awards, NSUs and CSUs are analogous to awards of restricted stock. The Company also issues other deferred compensation awards, namely Notional index Units (“NIUs”) which are linked to world stock index quoted by Morgan Stanley capital International.

SAR Plan A—

The Company issues SAR Plan A awards over the Company’s common stock pursuant to several stock option plans which vest and become exercisable two years after the grant date, and expire approximately seven years after the grant date, subject to forfeiture on termination of employment. The exercise price generally is not less than the fair value of the Company’s common stock on the grant date.

The fair value of the stock options as of the grant date is estimated using a Black-Scholes option-pricing model and using the following assumptions:

•	Expected volatilities based on historical volatility of the Company’s common stock;

•	Expected dividend yield based on the current dividend rate at the time of grant;

•	Expected lives of the awards determined based on historical experience; and

•	The risk-free interest rate–estimate based on yen swap rate with a maturity equal to the expected lives of options.

The weighted-average amounts on the grant date fair values of options granted during the years ended March 31, 2011 and 2012 were ¥127 and ¥48 per share, respectively. The weighted-average assumptions used in each of the years were as follows:

	Year ended March 31
	2011	2012
Expected volatility	40.51%	41.78%
Expected dividends yield	1.73%	3.31%
Expected lives (in years)	6	6
Risk-free interest rate	0.76%	0.63%

The following table presents activity relating to SAR Plan A awards for the year ended March 31, 2012:

	Outstanding (number of shares)	Weighted-average exercise price	Weighted-average remaining life (years)
Outstanding as of March 31, 2011	13,817,800	¥1,176	3.9
Granted	2,858,000	302
Exercised	—	—
Repurchased	—	—
Forfeited	(97,500)	1,183
Expired	(1,224,000)	1,290

Outstanding as of March 31, 2012	15,354,300	¥988	3.9

Exercisable as of March 31, 2012	9,662,300	¥1,339	10.6

No SAR Plan A awards were exercised during the years ended March 31, 2011 and 2012. The aggregate intrinsic values of SAR Plan A awards outstanding and exercisable as of March 31, 2012 were ¥182 million and ¥nil, respectively.

As of March 31, 2012, there was ¥213 million of total unrecognized compensation cost related to SAR Plan A awards. This cost is expected to be recognized over a weighted average period of 1.3 years.

SAR Plan B—

The Company issues SAR Plan B awards over the Company’s common stock pursuant to several effective stock unit plans which vest and become exercisable approximately from one to three years after the grant date, and expire approximately from seven to eight years after the grant date. The exercise price is a nominal ¥1 per share.

The following table presents activity relating to SAR Plan B awards for the year ended March 31, 2012:

	Outstanding (number of shares)	Weighted-average grant date fair value per share		Weighted-average remaining life (years)
Outstanding as of March 31, 2011	69,787,000	¥716		6.0
Granted	62,086,300	397	(1)
Exercised	(9,271,600)	799
Repurchased	—	—
Forfeited	(8,226,100)	606
Expired	—	—

Outstanding as of March 31, 2012	114,375,600	¥544		5.6

Exercisable as of March 31, 2012	4,218,300	¥1,459		3.1

(1)	The weighted-average grant date fair value per share for the year ended March 31, 2011 was ¥638.

The total intrinsic values of SAR Plan B awards exercised during the years ended March 31, 2011 and 2012 were ¥3,934 million and ¥3,284 million, respectively.

The aggregate intrinsic values of SAR Plan B awards outstanding and exercisable as of March 31, 2012 were ¥41,747 million and ¥1,540 million, respectively.

As of March 31, 2012, total unrecognized compensation cost relating to SAR Plan B awards was ¥14,119 million. This cost is expected to be recognized over a weighted average period of 1.7 years. The total fair values of shares vested during the years ended March 31, 2011 and 2012 were ¥4,909 million and ¥3,868 million, respectively.

Total stock-based compensation expense recognized within Non-interest expenses—Compensation and benefits in the consolidated statements of income relating to SAR Plan A and SAR Plan B awards for the years ended March 31, 2011 and 2012 was ¥18,638 million and ¥26,869 million, respectively. Total related tax benefits recognized in the consolidated statements of income for stock-based compensation expense for the years ended March 31, 2011 and 2012 was ¥546 million and ¥1,092 million, respectively. The dilutive effect of outstanding stock-based compensation plans is included in weighted average number of shares outstanding used in diluted EPS computations.

Cash received from exercise of SAR Plan A and SAR Plan B awards during the year ended March 31, 2012 was ¥9 million and the tax benefit realized from exercise of the stock options was ¥452 million.

NSU and CSU Awards—

NSUs and CSUs are cash-settled awards linked to the price of the Company’s common stock which have graded vesting over three years from grant date. NSUs replicate the key features of SAR Plan B awards described above but are settled in cash rather than the Company’s common stock. CSUs are similar to NSUs but exposure of the employee to movements in the price of the Company’s common stock is subject to a cap and floor.

The fair value of NSUs and CSUs are determined using the price of the Company’s common stock.

The following table presents activity related to NSUs and CSUs for the year ended March 31, 2012:

	NSUs			CSUs
	Outstanding (number of units)	Stock price		Outstanding (number of units)	Stock price
Outstanding as of March 31, 2011	48,543,628	¥350		—	¥—
Granted	55,456,277	414	(1)	53,967,338	398	(1)
Vested	(29,882,636)	338	(2)	(16,680,077)	376	(2)
Forfeited	(5,706,291)	—		(4,190,773)	—

Outstanding as of March 31, 2012	68,410,978	¥373	(3)	33,096,488	¥373	(3)

(1)	Weighted-average price of the Company’s common stock used to determine number of awards granted
(2)	Weighted-average price of the Company’s common stock used to determine the final cash settlement amount of the awards
(3)	The price of the Company’s common stock used to remeasure the fair value of the remaining outstanding unvested awards as of March 31, 2012

Total compensation expense recognized within Non-interest expenses—Compensation and benefits in the consolidated statements of income relating to NSUs and CSUs for the years ended March 31, 2011 and 2012 were ¥13,708 million and ¥27,257 million, respectively. Total unrecognized compensation cost, based on the fair value of these awards as of March 31, 2012 was ¥8,499 million which will be recognized through the consolidated statements of income over a remaining weighted-average period of two years.

Other Awards—

In addition to the stock-based compensation awards described above, Nomura also grants NIUs to certain senior management and employees. NIUs are cash-settled awards linked to a world stock index quoted by Morgan Stanley Capital International which have graded vesting over three years from grant date.

The fair value of NIUs is determined using the price of the index.

The following table presents activity relating to NIUs for the year ended March 31, 2012:

	Outstanding (number of units)	Index price(1)
Outstanding as of March 31, 2011	—	$—
Granted	58,890,897	3,300	(2)
Vested	(18,785,827)	3,110	(3)
Forfeited	(3,233,932)	—

Outstanding as of March 31, 2012	36,871,138	$3,320	(4)

(1)	The price of each unit is determined using 1/1000th of the index price.
(2)	Weighted-average index price used to determine number of awards granted.
(3)	Weighted-average index price used to determine the final cash settlement amount of the awards.
(4)	Index price used to remeasure the total fair value of the remaining outstanding unvested awards as of March 31, 2012.

Total compensation expense recognized within Non-interest expenses—Compensation and benefits in the consolidated statements of income relating to NIUs for the year ended March 31, 2012 was ¥8,819 million. Total unrecognized compensation cost, based on the fair value of these awards as of March 31, 2012 was ¥3,040 million which will be recognized through the consolidated statements of income over a remaining weighted-average period of two years.

Subsequent events

On May 16, 2012, the Company adopted a resolution to issue SARs No. 44, No. 45, No. 46, No. 47, No. 48, No. 49 and No. 50 of common stock pursuant to the SAR Plan B awards for directors and certain employees of the Company and subsidiaries and has issued SARs on June 5, 2012. The total number of SARs to be issued is 555,893 for the acquisition of 55,589,300 shares. The exercise price is a nominal ¥1 per share. The SARs vest and are exercisable one to five years after the grant date and expire six to ten years after the grant date.

In May, 2012, Nomura authorized the issuance of additional awards which are mainly linked to the Company’s common stock price and a world index and a new performance-based award with a total grant date fair value of ¥45 billion (vesting period of up to five years) to certain senior management and employees as part of their compensation. Those awards linked to the Company’s common stock price and to a world index will be settled typically in cash or in other type of assets calculated during the certain future period prior to the settlement date. As part of the new performance-based award, recipients receive notional performance units which are linked to profitability of the Nomura and business segments over a cumulative two year performance period. At the end of the performance period, depending on the extent to which these performance conditions are met, the performance units will be converted into a pre-determined amount of SAR Plan B or NSUs.

17. Restructuring initiatives:

In anticipation of an ongoing environment of economic uncertainty, Nomura has undertaken group-wide restructuring initiatives primarily focusing on the Wholesale Division to improve profitability, select accretive businesses aligned with market conditions and allocate business resources to growth regions accordingly.

As a result of these restructuring initiatives, Nomura recognized restructuring costs of ¥12,397 million in the consolidated statements of income for the year ended March 31, 2012. These primarily comprise employee termination costs reported within Non-interest expenses—Compensation and benefits. As of March 31, 2012, ¥5,314 million of this amount had been settled and the remaining ¥7,083 million is reported as a liability.

These restructuring initiatives are expected to be completed during the year ending March 31, 2013, however, the total costs to be incurred going forward are currently under evaluation.

18. Income taxes:

The components of income tax expense reflected in the consolidated statements of income are as follows:

	Millions of yen
	Year ended March 31
	2011	2012
Current:
Domestic	¥175	¥13,481
Foreign	5,956	7,650

Subtotal	6,131	21,131

Deferred:
Domestic	56,194	34,274
Foreign	(995)	3,498

Subtotal	55,199	37,772

Total	¥61,330	¥58,903

The income tax benefit recognized from net operating losses for the years ended March 31,2011 and 2012 totaled ¥4,645 million and ¥1,358 million, respectively.

The Company and its wholly-owned domestic subsidiaries have adopted the consolidation tax system permitted under Japanese tax law. The consolidation tax system only imposes a national tax. Since April 1, 2004, Nomura’s domestic effective statutory tax rate has been approximately 41%. However, as a result of the revisions of domestic tax laws, the domestic statutory tax rates are approximately 38% between April 1, 2012 and March 31, 2015 and approximately 36% thereafter.

Foreign subsidiaries are subject to income taxes of the countries in which they operate. The relationship between income tax expense and pretax accounting income (loss) is affected by a number of items, including various tax credits, certain expenses not allowable for income tax purposes and different tax rates applicable to foreign subsidiaries.

A reconciliation of the effective income tax rate reflected in the consolidated statements of income to the normal effective statutory tax rate is as follows:

	Year ended March 31
	2011	2012
Normal effective statutory tax rate	41.0%	41.0%
Impact of:
Changes in deferred tax valuation allowance	1.6	(22.5)
Taxable items to be added on financial profit	5.3	3.8
Non-deductible expenses	16.6	23.3
Non-taxable revenue	(8.4)	(29.7)
Dividends from foreign subsidiaries	0.0	0.9
Tax effect of undistributed earnings of foreign subsidiaries	(0.0)	(1.1)
Different tax rate applicable to income (loss) of foreign subsidiaries	10.8	14.1
Changes in domestic tax laws	—	45.7
Expiration of loss carryforwards	1.3	2.8
Tax benefit recognized on the devaluation of investment in subsidiaries and affiliates	(1.3)	(8.8)
Other	(1.1)	(0.2)

Effective tax rate	65.8%	69.3%

The net deferred tax assets of ¥241,911 million and ¥201,244 million reported within Other assets—Other in the consolidated balance sheets as of March 31, 2011 and 2012, respectively, represent tax effects of the total of the temporary differences and tax loss carryforwards in components of those tax jurisdictions with net deductible amounts in future years. The net deferred tax liabilities of ¥12,180 million and ¥63,493 million reported within Other liabilities in the consolidated balance sheets as of March 31, 2011 and 2012, respectively, represent the total of the temporary differences in components of those tax jurisdictions with net taxable amounts in future years.

Details of deferred tax assets and liabilities are as follows:

	Millions of yen
	March 31
	2011	2012
Deferred tax assets
Depreciation, amortization and valuation of fixed assets	¥10,243	¥70,406
Investments in subsidiaries and affiliates	171,520	177,522
Valuation of financial instruments	214,706	197,961
Accrued pension and severance costs	41,402	34,291
Other accrued expenses and provisions	77,649	84,628
Operating losses	317,519	313,245
Other	5,215	20,034

Gross deferred tax assets	838,254	898,087
Less—Valuation allowance	(461,966)	(490,986)

Total deferred tax assets	376,288	407,101

Deferred tax liabilities
Investments in subsidiaries and affiliates	69,363	78,262
Valuation of financial instruments	47,694	56,732
Undistributed earnings of foreign subsidiaries	4,409	3,167
Valuation of fixed assets	19,355	117,112
Other	5,736	14,077

Total deferred tax liabilities	146,557	269,350

Net deferred tax assets	¥229,731	¥137,751

The valuation allowance mainly relates to deferred tax assets of consolidated subsidiaries with operating loss carryforwards for tax purposes. Based on the cumulative and continuing losses of these subsidiaries, management of Nomura believes that it is more likely than not that the related deferred tax assets will not be realized. The allowances against deferred tax assets are determined based on a review of future realizable value. Changes in the valuation allowance for deferred tax assets are shown below:

	Millions of yen
	Year ended March 31
	2011		2012
Balance at beginning of year	¥501,554		¥461,966
Net change during the year	(39,588	)(1)	29,020	(2)

Balance at end of year	¥461,966		¥490,986

(1)	Includes negative ¥33,523 million related to foreign subsidiaries which is mainly due to an effect of utilized loss carryforwards in certain U.S. subsidiaries, negative ¥2,657 million and negative ¥3,408 million related to Japanese subsidiaries and the Company, respectively, which is due mainly to a result of a review of future realizable value for the deferred tax assets previously recorded. In total, ¥39,588 million of allowances decreased for the year ended March 31, 2011.
(2)	Includes ¥24,715 million related to foreign subsidiaries which is mainly due to an increase in non-recoverability of losses in certain foreign subsidiaries, ¥20,014 million related to Japanese subsidiaries which is mainly due to the effect of the conversion of Nomura Land and Building Co., Ltd. into a subsidiary of Nomura Holdings, Inc. and negative ¥15,709 million related to the Company which is due mainly to the decrease of allowance for the deferred tax assets previously recorded. In total, ¥29,020 million of allowances increased for the year ended March 31, 2012.

As of March 31, 2012, no deferred income taxes have been provided on undistributed earnings of foreign subsidiaries not expected to be remitted in the foreseeable future totaling ¥6,424 million. It is not practicable to determine the amount of income taxes payable in the event all such foreign earnings are repatriated.

As of March 31, 2012, Nomura has net operating loss carryforwards, for income tax purposes, of ¥1,190,179 million resulting from certain U.S. and European subsidiaries. These losses, except for ¥591,990 million, which can be carried forward indefinitely, expire as follows: 2012 through 2021—¥365,464 million, 2022 and thereafter—¥232,725 million. Nomura believes that it is more likely than not that these loss carryforwards, less valuation allowance, will be realized.

The total amount of unrecognized tax benefits as of March 31, 2011 and 2012 were not significant. Also there were no significant movements of the gross amounts in unrealized tax benefits and the amount of interest and penalties recognized due to the unrealized tax benefits during the years ended March 31, 2011 and 2012. Nomura recognizes the accrual of interest related to unrecognized tax benefits and penalties related to unrecognized tax benefits in Income tax expense in the consolidated statements of income.

Nomura is under continuous examination by the Japanese National Tax Agency and other tax authorities in major operating jurisdictions such as the United Kingdom (“U.K.”) and U.S. Nomura regularly assesses the likelihood of additional assessments in each tax jurisdiction and the impact on the consolidated financial statements. A liability for unrecognized tax benefits are recorded in the amount that is sufficient to cover potential exposure for an additional tax assessment depending on likelihood. It is reasonably possible that there may be a significant increase in unrecognized tax benefits within 12 months of March 31, 2012. Quantification of an estimated range cannot be made at this time due to the uncertainty of the potential outcomes. However, Nomura does not expect that any change in the gross balance of unrecognized tax benefits would have a material effect on its financial condition.

Nomura operates in multiple taxing jurisdictions, and faces audits from various tax authorities regarding many issues including but not limited to transfer pricing, deductibility of certain expenses, creditability of foreign taxes, and other matters. The table below summarizes the major jurisdictions in which Nomura operates and the earliest year in which Nomura remains subject to examination. Under Hong Kong Special Administrative Region (“Hong Kong”) tax law, the time bar does not apply if the entity records a tax loss, thus not stated in below table.

Jurisdiction	Year
Japan	2007	(1)
U.K.	2011
U.S.	2008

(1)	For transfer pricing, the earliest year in which Nomura remains subject to examinations is 2006.

Revisions of domestic tax laws—

On December 2, 2011, the “Act to partially revise the Income Tax Act and others in order to construct a tax system corresponding to changes in the structure of economic system” (Act No. 114 of 2011) (the “Act 114”) was promulgated. Under the Act 114, effective from the fiscal year beginning on or after April 1, 2012, the corporate income tax rate will be reduced from 30% to 25.5% and the use of operating loss carryforwards for tax purposes will be limited to 80% of the current year taxable income before deducting operating loss carryforwards for tax purposes. Also, on December 2, 2011, the “Special measures act to secure the financial resources required to implement policy on restoration after the East Japan Earthquake” (Act No. 117 of 2011) (the “Act 117”) was promulgated. Under the Act 117, effective for three fiscal years beginning between April 1, 2012 and March 31, 2015, the Special Reconstruction Corporate Tax will be imposed on the companies, which will be calculated by multiplying the base corporate income tax by 10%. As a result, the domestic statutory tax rates to calculate deferred tax assets and liabilities are 38% for the temporary differences expected to be reversed between April 1, 2012 and March 31, 2015 and 36% thereafter.

Due to these revisions, net deferred tax assets decreased by ¥5,510 million as at the revision of domestic tax laws. For the year ended March 31, 2012, income tax expenses increased by ¥5,510 million and net income attributable to NHI shareholders decreased by ¥13,251 million.

19. Shareholders’ equity:

Changes in shares of common stock outstanding are shown below:

	Shares
	Year ended March 31,
	2011	2012
Number of shares outstanding at beginning of year	3,669,044,614	3,600,886,932
New issue	—	103,429,360
Conversion of convertible bonds	—	—
Common stock held in treasury:
Repurchases of common stock	(75,030,934)	(50,093,031)
Sales of common stock	2,409	1,530
Common stock issued to employees	6,870,600	9,271,600
Other net change in treasury stock	243	(12,496)

Number of shares outstanding at end of year	3,600,886,932	3,663,483,895

The amount available for dividends and acquisition of treasury stock is subject to the restrictions under the Companies Act of Japan. Additional paid-in capital and retained earnings include amounts which the Companies Act of Japan prohibits for the use of dividends and acquisition of treasury stock. As of March 31, 2011 and 2012, the amounts available for distributions were ¥480,471 million and ¥483,126 million, respectively. These amounts are based on the amounts recorded in the Company’s unconsolidated financial statements maintained in accordance with accounting principles and practices prevailing in Japan. U.S. GAAP adjustments incorporated in the accompanying consolidated financial statements but not recorded in the Company’s unconsolidated financial statements have no effect on the determination of the amounts available for distributions under the Companies Act of Japan.

Retained earnings include Nomura’s share of investee undistributed earnings which have been accounted for based on the equity method, and those Nomura’s share of investee undistributed earnings amounted to ¥77,145 million and ¥50,922 million as of March 31, 2011 and 2012, respectively.

Dividends on common stock per share were ¥8 for the year ended March 31, 2011 and ¥6 for the year ended March 31, 2012.

On July 30, 2010, the board of directors approved a repurchase program of Nomura Holdings common stock in accordance with Article 459-1 of the Companies Act of Japan as follows: (a) total number of shares authorized for repurchase is up to 75,000,000 shares, (b) total value of shares authorized for repurchase is up to ¥50 billion and (c) the share buyback will run from August 9, 2010 to September 17, 2010. Under this repurchase program, the Company repurchased 75,000,000 shares of common stock at a cost of ¥37,362 million.

The Company issued new shares of common stock and repurchased common stock in accordance with NLB becoming a wholly owned subsidiary of Nomura for the year ended March 31, 2012. See Note 11 “Business combinations” for further information.

The change in common stock held in treasury includes the change in shares issued to employees under stock-based compensation plans, shares sold to enable shareholders to hold round lots of the 100 share minimum tradable quantity (adding-to-holdings requests) or shares acquired to create round lots or eliminate odd lots. Common stock held in treasury also includes, as of March 31, 2011, and 2012, 1,062,910 shares, or ¥2,189 million and 908,498 shares, or ¥1,985 million, respectively, held by affiliated companies.

20. Regulatory requirements:

Until the end of March 2011, the Company calculated its consolidated capital adequacy ratio according to the “Criteria for bank holding companies to judge whether their capital adequacy status is appropriate in light of their own and their subsidiaries’ asset holdings, etc. under Article 52-25 of the Banking Act”, as permitted under the provision in the “Comprehensive Guidelines for Supervision of Financial Instruments Business Operators, etc.”. In April 2011, the Company has been assigned as Final Designated Parent Company who must calculate consolidated regulatory capital adequacy ratio and since then, our consolidated regulatory capital adequacy ratio is calculated based on FSA’s ministerial notice of the “Establishment of standards on sufficiency of capital stock of a final designated parent company and its subsidiary entities, etc. compared to the assets held thereby” (2010 FSA Regulatory Notice No. 130; “Capital Adequacy Notice on Final Designated Parent Company”). Note that Capital Adequacy Notice on Final Designated Parent Company has revised in line with Basel 2.5 and we calculate Basel 2.5-based consolidated regulatory capital adequacy ratio since December 2011.

In accordance with Article 3 of the Capital Adequacy Notice on Final Designated Parent Company, our consolidated regulatory capital adequacy ratio is calculated based on the amounts of qualifying capital, credit risk-weighted assets, market risk, and operational risk. Also in accordance with Article 2 of the Capital Adequacy Notice on Final Designated Parent Company, our consolidated regulatory capital adequacy ratio is higher than 8%. As of March 31, 2011 and 2012, the Company was in compliance with the minimum capital requirement.

Under the Financial Instruments and Exchange Act (the “FIEA”), NSC is subject to the capital adequacy rules of the FSA. This rule requires the maintenance of a capital adequacy ratio, which is defined as the ratio of adjusted capital to a quantified total of business risk, of not less than 120%. Adjusted capital is defined as net worth (which includes shareholders’ equity, net unrealized gains and losses on securities held, reserves and subordinated debts) less illiquid assets. The business risks are divided into three categories: (1) market risks, (2) counterparty risks, and (3) basic risks. Under this rule, there are no restrictions on the operations of the companies provided that the resulting net capital adequacy ratio exceeds 120%. As of March 31, 2011 and 2012, the capital adequacy ratio of NSC exceeded 120%.

Financial Instruments Firms in Japan are required to segregate cash deposited by clients on securities transactions under the FIEA. As of March 31, 2011 and 2012, NSC segregated bonds with a market value of ¥394,863 million and ¥269,979 million and equities with a market value of ¥nil and ¥6,353 million, respectively, which were either included in Trading assets on the accompanying consolidated balance sheets or borrowed under lending and borrowing securities contracts, as a substitute for cash.

In the U.S., Nomura Securities International, Inc. (“NSI”) is registered as a broker-dealer under the Securities Exchange Act of 1934 and as a futures commission merchant with the Commodity Futures Trading Commission (“CFTC”). NSI is also regulated by self-regulatory organizations, such as the Financial Industry Regulatory Authority and the Chicago Mercantile Exchange Group as its designated self regulatory organization. NSI is subject to the Securities and Exchange Commission’s Uniform Net Capital Rule (“Rule 15c3-1”) and other related rules, which require net capital, as defined under the alternative method, of not less than the greater of $1,000,000 or 2% of aggregate debit items arising from client transactions. The subsidiary is also subject to CFTC Regulation 1.17 which requires the maintenance of net capital of 8% of the total risk margin requirement, as defined, for all positions carried in client accounts and nonclient accounts or $1,000,000, whichever is greater. The subsidiary is required to maintain net capital in accordance with the SEC, CFTC, or other various exchange requirements, whichever is greater. As of March 31, 2011 and 2012, the subsidiary was in compliance with all applicable regulatory capital adequacy requirements.

In Europe, the Nomura Europe Holdings plc (“NEHS”) is regulated on a consolidated basis by the Financial Services Authority in the U.K., which imposes minimum capital adequacy requirements to the NEHS. Nomura International plc (“NIP”), the most significant of NEHS’ subsidiaries, acts as a securities brokerage and dealing business. NIP is regulated and has minimum capital adequacy requirements imposed on it on a standalone basis by the Financial Services Authority in the U.K. Nomura Bank International plc (“NBI”), another subsidiary of NEHS, is also regulated by the Financial Services Authority in the U.K. on a standalone basis. As of March 31, 2011 and 2012, the NEHS, NIP and NBI were in compliance with all relevant regulatory capital related requirements.

In Asia, Nomura International (Hong Kong) Limited (“NIHK”) and Nomura Singapore Ltd (“NSL”) are regulated by the respective authorities. NIHK is licensed by the Securities and Futures Commission in Hong Kong to carry out regulated activities including the provision of securities brokerage and dealing, underwriting, investment advisory and securities margin financing services for its clients. NIHK has a branch located in Taiwan which is regulated by its local regulators under its respective jurisdictions. Activities of NIHK including its branch are subject to the Securities and Futures (Financial Resources) Rules which require it, at all times, to maintain its liquid capital at a level not less than its required liquid capital. Liquid capital means an amount by which its liquid assets exceed its ranking liabilities. Required liquid capital is calculated in accordance with the provisions laid down in the Securities and Futures (Financial Resources) Rules. NSL is a merchant bank with Asian Currency Unit (“ACU”) license governed by the Monetary Authority of Singapore (“MAS”). NSL carries out its ACU regulated activities including, among others, securities brokerage and dealing business. The regulations require NSL to maintain a minimum capital of SGD3 million. Currently, NSL is observing relevant financial ratios which fulfill the requirement from MAS. As of March 31, 2011 and 2012, NIHK and NSL were in compliance with all relevant regulatory capital related requirements.

21. Affiliated companies and other equity-method investees:

Nomura’s significant affiliated companies and other equity-method investees include JAFCO Co., Ltd. (“JAFCO”), Nomura Research Institute, Ltd. (“NRI”), and Fortress Investment Group LLC (“Fortress”). During the year ended March 31, 2012, Nomura Land and Building Co., Ltd. (“NLB”) and Chi-X Europe Limited (“Chi-X Europe”), which were included in Nomura’s significant affiliated companies, became no longer affiliated companies.

JAFCO

JAFCO, which is a listed company in Japan, manages various venture capital funds and provides private equity-related investment services to portfolio companies.

In May 2011, the Company purchased 382,000 shares of NLB in ¥18,145 million from JAFCO when Nomura purchased additional issued shares of NLB and made it a subsidiary. See Note 11 “Business combinations” for further information. In addition, Nomura indirectly acquired an additional 0.3% equity interest in JAFCO at the same time.

As of March 31, 2012, Nomura’s ownership of JAFCO was 24.4% and there was no remaining equity method goodwill included in the carrying amount of the investment.

NRI

NRI develops and manages computer systems and provides research services and management consulting services. One of the major clients of NRI is Nomura.

In May 2011, Nomura indirectly acquired an additional 0.9% equity interest in NRI, when Nomura purchased additional issued shares of NLB and made it a subsidiary.

In July 2011, the Company acquired 381,520 shares of NLB from NRI and issued 45,019,360 common shares to NRI as a result of the share exchange. See Note 11 “Business combinations” for further information.

As of March 31, 2012, Nomura’s ownership of NRI was 39.1% and the remaining balance of equity method goodwill included in the carrying value of the investment was ¥56,934 million.

NLB

NLB owns certain of Nomura’s leased office space in Japan. NLB became a consolidated subsidiary of Nomura on May 24, 2011 and it has become no longer an affiliated company of Nomura. See Note 11 “Business combinations” for further information. In addition, the lease transactions with Nomura while NLB was an affiliated company of Nomura are disclosed in Note 10 “Leases”.

Nomura Real Estate Holdings, Inc. which is a subsidiary of NLB is a listed company in the First Section of the Tokyo Stock Exchange.

Fortress

Fortress is a global investment management firm. Fortress raises, invests and manages private equity funds, hedge funds and publicly traded alternative investment vehicles. The investment in Fortress is treated as an investment in a limited partnership and is accounted for by the equity method of accounting.

As of March 31, 2012, Nomura’s ownership of Fortress was 11.4% and there was no remaining equity method goodwill included in the carrying value of the investment.

Chi-X Europe

Chi-X Europe was a consolidated subsidiary of Nomura until December 31, 2009. On December 31, 2009, nonvoting shares issued by Chi-X Europe to third parties were converted into voting shares. As a result, Nomura’s voting interest fell to 34% and Nomura ceased to have a controlling financial interest in Chi-X Europe, which was subsequently deconsolidated and accounted for under the equity method from December 31, 2009.

On February 18, 2011, BATS Global Markets, Inc. (“BATS”) entered into a definitive agreement to acquire a 100% of the outstanding stock of Chi-X Europe. After the regulatory approval, Nomura exchanged its shares in Chi-X Europe for approximately 7% (fully diluted) of the outstanding stock of BATS. As a result, Chi-X Europe has become no longer an affiliated company of Nomura.

Summary financial information—

A summary of financial information for JAFCO, NRI and NLB is as follows:

	Millions of yen
	March 31
	2011	2012(1)
Total assets	¥2,096,554	¥564,086
Total liabilities	1,521,653	200,020

	Millions of yen
	Year ended March 31
	2011	2012(2)
Net revenues	¥590,985	¥161,209
Non-interest expenses	535,564	105,520
Net income attributable to the companies	29,392	31,007

(1)	NLB’s assets and liabilities are not included because it is no longer an affiliated company of Nomura as of March 31, 2012.
(2)	For NLB, financial information while it was an affiliated company of Nomura is included.

A summary of financial information for Fortress is as follows:

	Millions of yen
	March 31
	2011(1)	2012(1)
Total assets	¥172,677	¥184,650
Total liabilities	95,396	96,312

	Millions of yen
	Year ended March 31
	2011(1)	2012(1)
Net revenues	¥89,710	¥73,306
Non-interest expenses	154,161	166,006
Net income (loss) attributable to the company	(24,400)	(36,994)

(1)	Financial information for Fortress is as of its fiscal years ended December 31, 2011 and 2012, respectively. Nomura recognizes its share of Fortress’s earnings on a three-month lag.

A summary of balances and transactions with affiliated companies and other equity-method investees, except for lease transactions with NLB and NRI, which are disclosed in Note 10 “Leases”, is presented below:

	Millions of yen
	March 31
	2011	2012
Investments in affiliated companies	¥260,339	¥183,305
Advances to affiliated companies	12,766	10,649
Other receivables from affiliated companies	644	5,160
Other payables to affiliated companies	14,825	5,643

	Millions of yen
	Year ended March 31
	2011	2012
Revenues	¥3,056	¥5,635
Non-interest expenses	52,796	49,810
Purchase of software, securities and tangible assets	20,945	22,904

The aggregate carrying amount and fair value of investments in affiliated companies and other equity-method investees for which a quoted market price is available are as follows:

	Millions of yen
	March 31
	2011	2012
Carrying amount	¥182,109	¥172,647
Fair value	198,439	208,827

Equity in earnings of equity-method investees, including those above, was a gain of ¥11,602 million and gain of ¥5,716 million for the years ended March 31, 2011 and 2012, respectively. Equity in earnings of equity-method investees is reported within Revenue—Other in the consolidated statements of income. Dividends from equity-method investees for the years ended March 31, 2011 and 2012 were ¥4,802 million and ¥4,747 million, respectively.

22. Commitments, contingencies and guarantees:

Commitments—

Credit and investment commitments

In connection with its banking and financing activities, Nomura provides commitments to extend credit which generally have fixed expiration dates. In connection with its investment banking activities, Nomura enters into agreements with clients under which Nomura commits to underwrite notes that may be issued by the clients. The outstanding commitments under these agreements are included below in commitments to extend credit.

Nomura has commitments to invest in various partnerships and other entities, primarily in connection with its merchant banking activities, and also has commitments to provide financing for investments related to these partnerships. The outstanding commitments under these agreements are included in commitments to invest in partnerships.

Certain consolidated VIEs which are engaged in the aircraft leasing business have commitments to purchase aircraft. The outstanding commitments under these agreements are included in commitments to purchase aircraft.

These commitments outstanding were as follows:

	Millions of yen
	March 31
	2011	2012
Commitments to extend credit	¥264,736	¥332,009
Commitments to invest in partnerships	38,008	28,825
Commitments to purchase aircraft	77,928	52,411

As of March 31, 2012, these commitments had the following maturities:

	Millions of yen
	Total contractual amount	Years to Maturity
		Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Commitments to extend credit	¥332,009	¥81,515	¥48,052	¥147,354	¥55,088
Commitments to invest in partnerships	28,825	15,155	7,961	971	4,738
Commitments to purchase aircraft	52,411	25,727	26,684	—	—

The contractual amounts of these commitments to extend credit represent the amounts at risk should the contracts be fully drawn upon, should the counterparties default, and assuming the value of any existing collateral becomes worthless. The total contractual amount of these commitments may not represent future cash requirements since the commitments may expire without being drawn upon. The credit risk associated with these commitments varies depending on the clients’ creditworthiness and the value of collateral held. Nomura evaluates each client’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by Nomura upon extension of credit, is based on credit evaluation of the counterparty.

Other commitments

The amounts of commitments to purchase real estate for sale and rental were ¥nil as of March 31, 2011 and ¥234,400 million as of March 31, 2012. These included ¥139,376 million with maturities of less than 1 year and ¥95,024 million with maturities of 1 to 5 years. Purchase obligations for goods or services that include payments for construction-related, advertising, and computer and telecommunications maintenance agreements amounted to ¥39,543 million as of March 31, 2011 and ¥37,237 million as of March 31, 2012.

Nomura has commitments under resale and repurchase agreements including amounts in connection with collateralized agreements, collateralized financing and Gensaki transactions. These commitments amounted to ¥1,337 billion for resale agreements and ¥1,605 billion for repurchase agreements as of March 31, 2011 and ¥2,519 billion for resale agreements and ¥1,711 billion for repurchase agreements as of March 31, 2012. These amounts include certain types of repurchase transactions and securities transactions which Nomura accounts for as sales rather than collateralized financings in accordance with ASC 860.

In Japan, there is a market in which participants lend and borrow debt and equity securities without collateral to and from financial institutions. Under these arrangements, Nomura had obligations to return debt and equity securities borrowed without collateral of ¥300 billion and ¥269 billion as of March 31, 2011 and 2012, respectively.

As a member of securities clearing houses and exchanges, Nomura may be required to pay a certain share of the financial obligations of another member who may default on its obligations to the clearing house or the exchange. These guarantees are generally required under the membership agreements. To mitigate these risks, exchanges and clearing houses often require members to post collateral. The potential for Nomura to make payments under such guarantees is deemed remote.

Contingencies—

Investigations, lawsuits and other legal proceedings

In the normal course of business as a global financial services entity, Nomura is involved in investigations, lawsuits and other legal proceedings and, as a result, may suffer loss from any fine, penalties or damages awarded against Nomura, any settlements Nomura chooses to make to resolve a matter, and legal and other advisory costs incurred to support and formulate a defense.

The ability to predict the outcome of these actions and proceedings is inherently difficult, particularly where claimants are seeking substantial or indeterminate damages, where investigations and legal proceedings are at an early stage, where the matters present novel legal theories or involve a large number of parties, or which take place in foreign jurisdictions with complex or unclear laws.

The Company regularly evaluates each legal proceeding and claim on a case-by-case basis in consultation with external legal counsel to assess whether an estimate of possible loss or range of loss can be made, if accruals are not appropriate. In accordance with ASC 450 “Contingencies” (“ASC 450”), the Company recognizes a liability for this risk of loss arising on each individual matter when a loss is probable and the amount of such loss or range of loss can be reasonably estimated. The amount recognized as a liability is reviewed at least quarterly and is revised when further information becomes available. If these criteria are not met for an individual matter, such as if an estimated loss is only reasonably possible rather than probable, no liability is recognized. However, where a material loss is reasonably possible, the Company discloses details of the legal proceeding or claim below. Under ASC 450 an event is defined as reasonably possible if the chance of the loss to the Company is more than remote but less than probable.

The most significant actions and proceedings against Nomura are summarized below. The Company believes that, based on current information available as of the date of these consolidated financial statements, the ultimate resolution of these actions and proceedings will not be material to the Company’s financial condition. However, an adverse outcome in certain of these matters could have a material adverse effect on the consolidated results of operations or cash flows in a particular quarter or annual period.

For those significant actions and proceedings described below where the counterparty has alleged a specific amount of damages, the Company currently estimates that the reasonably possible for the matter would not exceed the amount specified in each case. For each of these matters, the specific amount alleged (which is the Company’s current estimate of the maximum reasonably possible loss) is indicated in the description of the matter below.

For certain other significant actions and proceedings described below, management is unable to provide an estimate of the reasonably possible loss or range of reasonably possible losses because, among other reasons, (i) the proceedings are at such an early stage there is not enough information available to assess whether the stated grounds for the claim are viable; (ii) damages have not been identified by the claimant; (iii) damages are unsupported and/or exaggerated; (iv) there is uncertainty as to the outcome of pending appeals or motions; (v) there are significant legal issues to be resolved that may be dispositive, such as the applicability of statutes of limitations; and/or (vi) there are novel or unsettled legal theories underlying the claims.

In January 2008, Nomura International plc (“NIP”) was served with a tax notice issued by the tax authorities in Pescara, Italy alleging breaches by NIP of the U.K.-Italy Double Taxation Treaty of 1998 (the “Tax Notice”). The alleged breaches relate to payments to NIP of tax credits on dividends on Italian shares. The Tax Notice not only denies certain payments to which NIP claims to be entitled but is also seeking reimbursement of approximately EUR 36.3 million, including interest, already refunded. NIP will vigorously challenge the Pescara Tax Court’s decision in favor of the local tax authorities. The specified amount alleged is the Company’s current estimate of the maximum reasonably possible loss from this matter.

In April 2010, Lehman Brothers Holdings Inc. and Lehman Brothers Special Financing Inc. (collectively, “Lehman Inc.”) commenced proceedings in the U.S. Bankruptcy Court in New York objecting to the proofs of claims filed by the Company’s subsidiaries, Nomura Securities Co., Ltd. (“NSC”), NIP and Nomura Global Financial Products Inc. (“NGFP”) in respect of swaps and other derivative transactions in the total amount of approximately $1 billion; and in the case of NSC and NIP, Lehman Inc. sought to recover damages. On January 5, 2012, the parties filed a stipulation dismissing with prejudice the proceedings commenced against NIP and resolving the claims of NIP and NGFP against Lehman.

Fairfield Sentry Ltd. and Fairfield Sigma Ltd. (collectively, the “Fairfield Funds”), which are now in liquidation and were feeder funds to Bernard L. Madoff Investment Securities LLC (under the liquidation with its trustee’s on-going recovery procedure pursuant to the Securities Investor Protection Act in the U.S. since December 2008), have filed lawsuits in the Supreme Court of the State of New York and U.S. Bankruptcy Court against a number of investors, including NIP, seeking to recover redemption payments that the Fairfield Funds allege, inter alia, were mistakenly made. In a complaint dated October 5, 2010, the amount currently claimed against NIP was approximately $34 million plus interest. The claim against NIP is currently in the U.S. Bankruptcy Court. The specified amount alleged is the Company’s current estimate of the maximum reasonably possible loss from this matter.

In November 2010, the High Court in London ruled in favor of NIP and Nomura Bank International plc (“NBI”) dismissing claims made by WestLB AG (“WestLB”) against them. WestLB first served the proceedings on NIP and NBI in April 2009, claiming that under the terms of a note issued by NBI and which matured in October 2008, WestLB was entitled to receive approximately $22 million, which it claimed to be the value of a fund of shares referable to the NBI note. WestLB sought permission to appeal and on April 24, 2012 the Court of Appeal dismissed WestLB’s appeal finally concluding the litigation.

In March 2011, PT Bank Mutiara Tbk. (“Bank Mutiara”) commenced proceedings in the Commercial Court of the Canton of Zurich against a special purpose company (“SPC”) established at the request of NIP. These are proceedings to challenge the SPC’s rights over approximately $156 million in an account held in Switzerland. The SPC has a security interest over the money pursuant to a loan facility with a third party. The SPC does not believe that Bank Mutiara has any enforceable security interest over the funds and is seeking release of the monies.

In April 2011, the Federal Home Loan Bank of Boston (“FHLB-Boston”) commenced proceedings in the Superior Court of Massachusetts against numerous sponsors, issuers and underwriters of residential mortgage-backed securities (“MBS”), and their controlling persons, including certain of the Company’s U.S. subsidiaries. The action alleges that FHLB-Boston purchased residential MBS issued by a U.S. subsidiary of the Company for which the offering materials contained untrue statements or omitted material facts concerning the underwriting standards used by the original lenders and the characteristics of the loans underlying the securities. FHLB-Boston seeks rescission of its purchases or compensatory damages pursuant to state law. FHLB-Boston alleges that it purchased certificates in four offerings issued by a U.S. subsidiary of the Company but does not specify the amount of its purchases or the amount of any alleged losses. Due to the lack of information at this early stage of the litigation and the uncertainties involved, including lack of information concerning the alleged purchases by the plaintiff, and uncertainties concerning significant legal issues that may be dispositive, the Company cannot provide an estimate of exposure to loss related to this matter at this time.

In July 2011, the National Credit Union Administration Board (“NCUA”) commenced proceedings in the United States District Court for the Central District of California as liquidating agent of Western Corporate Federal Credit Union (“Wescorp”) against various sponsors, issuers and underwriters of residential MBS purchased by Wescorp. The complaint alleges that Wescorp purchased residential MBS issued by certain of the Company’s U.S. subsidiaries, among others, for which the offering materials contained untrue statements or omitted material facts concerning the underwriting standards used by the original lenders. The complaint alleges that Wescorp purchased certificates in two offerings in which a U.S. subsidiary of the Company was the issuer in the original principal amount of approximately $83 million and seeks rescission of its purchases or compensatory damages. Due to the lack of information at this early stage of the litigation and the uncertainties involved, the Company cannot provide an estimate of exposure to loss related to this matter at this time.

In September 2011, the Federal Housing Finance Agency (“FHFA”), as conservator for the government sponsored enterprises, Federal National Mortgage Association and Federal Home Loan Mortgage Corporation (the “GSEs”), commenced proceedings in the United States District Court for the Southern District of New York against numerous sponsors, issuers and underwriters of residential MBS, and their controlling persons, including certain of the Company’s U.S. subsidiaries. The action alleges that the GSEs purchased residential MBS issued by certain Company subsidiaries in the U.S. for which the offering materials contained untrue statements or omitted material facts concerning the underwriting standards used by the original lenders and the characteristics of the loans underlying the securities. FHFA alleges that the GSEs purchased certificates in seven offerings in which a U.S. subsidiary of the Company was the issuer in the original principal amount of approximately $2,046 million and seeks rescission of its purchases or compensatory damages. Due to the lack of information at this early stage of the litigation and the uncertainties involved, the Company cannot provide an estimate of exposure to loss related to this matter at this time.

In October 2011, the NCUA commenced proceedings in the United States District Court for the District of Kansas as liquidating agent of U.S. Central Federal Credit Union (“U.S. Central”) against various sponsors, issuers and underwriters of residential MBS purchased by U.S. Central, including a U.S. subsidiary of the Company. The complaint alleges that U.S. Central purchased residential MBS issued by the Company subsidiary, among others, for which the offering materials contained untrue statements or omitted material facts concerning the underwriting standards used by the original lenders. The complaint against the U.S. subsidiary alleges that U.S. Central purchased certificates in one offering in which the subsidiary was the issuer in the original principal amount of approximately $50 million and seeks rescission of its purchases or compensatory damages. Due to the lack of information at this early stage of the litigation and the uncertainties involved, the Company cannot provide an estimate of exposure to loss related to this matter at this time.

In November 2011, NIP was served with a claim filed by the trustee (the “Madoff Trustee”) appointed for the liquidation of Bernard L. Madoff Investment Securities LLC (“BLMIS”) in the United States Bankruptcy Court Southern District of New York. This is a clawback action similar to claims filed by the Madoff Trustee against numerous other institutions. The Madoff Trustee alleges that NIP received redemptions from BLMIS feeder fund, Harley International (Cayman) Limited in the six years prior to December 11, 2008 (the date proceedings were commenced against BLMIS) and that these are avoidable and recoverable under the U.S. Bankruptcy Code and New York law. The amount that the Madoff Trustee is currently seeking to recover from NIP is approximately $21 million. The specified amount alleged is the Company’s current estimate of the maximum reasonably possible loss from this matter.

Subsequent Events

NSC is the leading securities firm in Japan with approximately five million client accounts. Accordingly, with a significant number of client transactions, NSC is from time to time party to various Japanese civil litigation and other dispute resolution proceedings with clients relating to investment losses. Among these includes an action commenced against NSC in April 2012 by a large account corporate client seeking ¥5,102 million in damages for losses on the pre-maturity cash out of 16 series of currency-linked structured notes purchased from NSC between 2003 and 2008. The plaintiff alleges among other things, insufficient explanation in the sale of the structured notes by NSC. NSC believes these allegations are without merit. The specified amount alleged is the Company’s current estimate of the maximum reasonably possible loss from this matter.

The Company supports the position of its subsidiaries in each of these claims.

Certain Mortgage-Related Contingencies in the U.S.

Certain of the Company’s subsidiaries in the U.S. securitized mortgage loans in the form of MBS. These subsidiaries did not generally originate mortgage loans, but purchased mortgage loans from third-party loan originators (the “originators”). In connection with such purchases, these subsidiaries received loan level representations from the originators. Certain of the MBS issued by the subsidiaries were structured with credit protection provided to specified classes of certificates by monoline insurers. In connection with the securitizations, the relevant subsidiaries provided loan level representations and warranties of the type generally described below, which mirror the representations the subsidiaries received from the originators.

The loan level representations made in connection with the securitization of mortgage loans were generally detailed representations applicable to each loan and addressed characteristics of the borrowers and properties. The representations included, but were not limited to, information concerning the borrower’s credit status, the loan-to-value ratio, the owner occupancy status of the property, the lien position, the fact that the loan was originated in accordance with the originator’s guidelines, and the fact that the loan was originated in compliance with applicable laws.

The relevant subsidiaries have received claims demanding the repurchase of certain loans from trustees of various securitization trusts, which the subsidiaries believe were made at the instance of one or more investors, and from certificate insurers. It is our policy to review each claim that has been received, and the subsidiaries have contested those claims believed to be without merit or have agreed to repurchase certain loans (or to otherwise compensate the issuing trust) for those claims that the subsidiaries have determined to have merit.

The Company cannot provide an estimate of reasonably possible loss relating to the existing unresolved demands or the likelihood of additional breach of representation claims at this time due to the uncertainties involved. Specifically, macroeconomic conditions, including the unemployment rate, affect the rate of defaults in residential mortgages. Further, the Company’s exposure with respect to such claims is influenced by the particular originators which underwrote the loans at issue, the particular representations made (which were not uniform across all securitizations), and fluctuations in values in the residential real estate markets which affect the loss severity for defaulting loans. As at June 15, 2012, the subsidiaries have received loan repurchase claims of $2,924 million that are unresolved.

Guarantees—

ASC 460 “Guarantees” specifies the disclosures to be made in regards to obligations under certain issued guarantees and requires a liability to be recognized for the fair value of a guarantee obligation at inception.

In the normal course of business, Nomura enters into various guarantee arrangements with counterparties in the form of standby letters of credit and other guarantees, which generally have a fixed expiration date.

In addition, Nomura enters into certain derivative contracts that meet the accounting definition of a guarantee, namely derivative contracts that contingently require a guarantor to make payment to a guaranteed party based on changes in an underlying that relate to an asset, liability or equity security held by a guaranteed party. Since Nomura does not track whether its clients enter into these derivative contracts for speculative or hedging purposes, Nomura has disclosed below information about derivative contracts that could meet the accounting definition of guarantees.

For information about the maximum potential amount of future payments that Nomura could be required to make under certain derivatives, the notional amount of contracts has been disclosed. However, the maximum potential payout for certain derivative contracts, such as written interest rate caps and written currency options, cannot be estimated, as increases in interest or foreign exchange rates in the future could be theoretically unlimited.

Nomura records all derivative contracts at fair value on its consolidated balance sheets. Nomura believes the notional amounts generally overstate its risk exposure. Since the derivative contracts are accounted for at fair value, carrying value is considered the best indication of payment and performance risk for individual contracts.

The following table presents information on Nomura’s derivative contracts that could meet the accounting definition of a guarantee and certain other guarantees:

	Millions of yen
	March 31
	2011		2012
	Carrying value	Maximum potential payout / Notional Total	Carrying value	Maximum potential payout / Notional Total
Derivative contracts(1)(2)	¥3,539,472	¥101,555,634	¥3,997,315	¥107,572,427
Standby letters of credit and other guarantees(3)	267	8,512	264	21,674

(1)	Credit derivatives are disclosed in Note 3 “Derivative instruments and hedging activities” and are excluded from “Derivative Contracts”.
(2)	Derivative contracts primarily consist of equity contracts, interest rate contracts and foreign exchange contracts.
(3)	Collateral held in connection with standby letters of credit and other guarantees as of March 31, 2011 was ¥6,761 million and as of March 31, 2012 is ¥6,377 million.

The following table presents maturity information on Nomura’s derivative contracts that could meet the accounting definition of a guarantee and certain other guarantees as of March 31, 2012:

	Millions of yen
		Maximum potential payout/Notional
			Years to Maturity
	Carrying value	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Derivative contracts	¥3,997,315	¥107,572,427	¥37,525,420	¥22,496,226	¥12,868,744	¥34,682,037
Standby letters of credit and other guarantees	264	21,674	12,919	138	212	8,405

23. Segment and geographic information:

Operating segments—

Nomura’s operating management and management reporting are prepared based on the Retail, the Asset Management, and the Wholesale segments. Nomura structures its business segments based upon the nature of its main products and services, its client base and its management structure.

The accounting policies for segment information materially follow U.S. GAAP, except for the impact of unrealized gains/losses on investments in equity securities held for operating purposes, which under U.S. GAAP are included in Income (loss) before income taxes, is excluded from segment information.

Revenues and expenses directly associated with each business segment are included in the operating results of each respective segment. Revenues and expenses that are not directly attributable to a particular segment are allocated to each respective business segment or included in “Other”, based upon Nomura’s allocation methodologies as used by management to assess each segment’s performance.

Business segments’ results are shown in the following tables. Net interest revenue is disclosed because management views interest revenue net of interest expense for its operating decisions. Business segments’ information on total assets is not disclosed because management does not utilize such information for its operating decisions and therefore, it is not reported to management. In April 2011, Nomura Bank (Luxembourg) S.A. in the Asset Management segment was integrated into “Other”. In accordance with this integration, certain prior year amounts have been reclassified to conform to the current presentation.

	Millions of yen
	Retail	Asset Management	Wholesale	Other (Incl. elimination)	Total
Year ended March 31, 2011
Non-interest revenues	¥389,404	¥62,670	¥534,094	¥70,117	¥1,056,285
Net interest revenue	3,029	3,865	96,442	(12,027)	91,309

Net revenue	392,433	66,535	630,536	58,090	1,147,594
Non-interest expenses	291,245	46,513	623,819	75,866	1,037,443

Income (loss) before income taxes	¥101,188	¥20,022	¥6,717	¥(17,776)	¥110,151

Year ended March 31, 2012
Non-interest revenues	¥347,385	¥63,022	¥426,608	¥575,048	¥1,412,063
Net interest revenue	2,873	2,778	129,274	(14,936)	119,989

Net revenue	350,258	65,800	555,882	560,112	1,532,052
Non-interest expenses	287,128	45,281	593,465	525,028	1,450,902

Income (loss) before income taxes	¥63,130	¥20,519	¥(37,583)	¥35,084	¥81,150

Transactions between operating segments are recorded within segment results on commercial terms and conditions and are eliminated in the “Other” column.

The following table presents the major components of income (loss) before income taxes in “Other.”

	Millions of yen
	Year ended March 31
	2011	2012
Net gain related to economic hedging transactions	¥2,290	¥8,372
Realized gain (loss) on investments in equity securities held for operating purposes	219	198
Equity in earnings of affiliates	8,996	10,613
Corporate items(1)	(33,327)	(31,411)
Other(2)	4,046	47,312

Total	¥(17,776)	¥35,084

(1)	Include the gain due to the business combination with NLB in Corporate items for the year ended March 31, 2012.
(2)	Includes the impact of Nomura’s own creditworthiness in certain financial liabilities for which the fair value option has been elected and the impact of its own creditworthiness on derivative liabilities.

The table below presents a reconciliation of the combined business segments’ results included in the preceding table to Nomura’s reported Net revenue, Non-interest expenses and Income (loss) before income taxes in the consolidated statements of income.

	Millions of yen
	Year ended March 31
	2011	2012
Net revenue	¥1,147,594	¥1,532,052
Unrealized gain (loss) on investments in equity securities held for operating purposes	(16,896)	3,807

Consolidated net revenue	¥1,130,698	¥1,535,859

Non-interest expenses	¥1,037,443	¥1,450,902
Unrealized gain on investments in equity securities held for operating purposes	—	—

Consolidated non-interest expenses	¥1,037,443	¥1,450,902

Income before income taxes	¥110,151	¥81,150
Unrealized gain (loss) on investments in equity securities held for operating purposes	(16,896)	3,807

Consolidated income before income taxes	¥93,255	¥84,957

Geographic information—

Nomura’s identifiable assets, revenues and expenses are generally allocated based on the country of domicile of the legal entity providing the service. However, because of the integration of the global capital markets and the corresponding global nature of Nomura’s activities and services, it is not always possible to make a precise separation by location. As a result, various assumptions, which are consistent among years, have been made in presenting the following geographic data.

The table below presents a geographic allocation of net revenue and income (loss) before income taxes from operations by geographic areas, and long-lived assets associated with Nomura’s operations. Net revenue in “Americas” and “Europe” substantially represents Nomura’s operations in the U.S. and the U.K., respectively. Net revenue and long-lived assets have been allocated based on transactions with external customers while income (loss) before income taxes has been allocated based on the inclusion of intersegment transactions.

	Millions of yen
	Year ended March 31
	2011	2012
Net revenue(1):
Americas	¥168,889	¥143,350
Europe	257,135	195,826
Asia and Oceania	44,474	34,819

Subtotal	470,498	373,995
Japan	660,200	1,161,864

Consolidated	¥1,130,698	¥1,535,859

Income (loss) before income taxes:
Americas	¥4,410	¥(24,612)
Europe	(43,627)	(91,544)
Asia and Oceania	(16,296)	(12,937)

Subtotal	(55,513)	(129,093)
Japan	148,768	214,050

Consolidated	¥93,255	¥84,957

	March 31
	2011	2012
Long-lived assets:
Americas	¥91,295	¥94,698
Europe	115,352	114,195
Asia and Oceania	31,642	23,892

Subtotal	238,289	232,785
Japan	270,945	973,711

Consolidated	¥509,234	¥1,206,496

(1)	There is no revenue derived from transactions with a single major external customer.

2. Unconsolidated Financial Statements

(1) Unconsolidated Financial Statements

1. Balance Sheets

		Millions of yen
		March 31
	Notes	2011	2012
(ASSETS)
Current Assets
Cash and time deposits		¥2,830	¥6,051
Certificate deposits		17,000	7,700
Money held in trust		28,767	3,734
Short-term loans receivable	*4	2,790,756	2,697,234
Advance payments to customers and others		22	21
Accounts receivable	*4	7,220	11,833
Accrued income	*4	31,511	32,986
Refundable taxes receivable		8,519	5,169
Deferred tax assets		1,116	4,291
Other current assets		3,657	13,391

Total Current Assets		2,891,397	2,782,409
Fixed Assets
Tangible fixed assets	*1	46,290	42,790
Buildings		17,437	15,997
Furniture & fixtures		20,013	17,954
Land		8,839	8,839
Intangible assets		96,817	94,836
Software		96,816	94,836
Other		1	1
Investments and others		2,244,077	2,518,149
Investment securities	*2	123,632	107,825
Investments in subsidiaries and affiliates (at cost)	*2	1,451,145	1,630,214
Other securities of subsidiaries and affiliates		8,691	5,867
Contributions to capital		767	17
Long-term loans receivable from subsidiaries and affiliates		477,565	591,729
Long-term guarantee deposits	*4	34,839	30,530
Long-term prepaid expenses		321	326
Deferred tax assets		110,548	94,419
Other investments		36,603	57,255
Allowance for doubtful accounts		(32)	(32)

Total Fixed Assets		2,387,184	2,655,775

TOTAL ASSETS		¥5,278,581	¥5,438,184

		Millions of yen
		March 31
	Notes	2011	2012
(LIABILITIES)
Current Liabilities
Short-term borrowings	*4	¥562,641	¥731,419
Bond due within one year		166,638	240,071
Deposits received		147	207
Accounts payable		25,813	18,708
Accrued expenses		20,197	22,834
Collaterals received	*4	42,339	46,498
Accrued income taxes		223	241
Accrued bonuses for employees		975	610
Other current liabilities		12,859	8,806

Total Current Liabilities		831,833	1,069,394
Long-term liabilities
Bonds payable		1,502,484	1,107,053
Long-term borrowings		1,172,648	1,401,616
Long-term borrowings from affiliates		2,600	17,300
Other long-term liabilities		4,123	1,422

Total Long-term liabilities		2,681,854	2,527,391

TOTAL LIABILITIES		3,513,687	3,596,785

		Millions of yen
		March 31
	Notes	2011	2012
(NET ASSETS)
Shareholder’s equity
Common stock		594,493	594,493
Capital reserves
Additional paid-in capital		524,197	559,676
Other capital reserve		7,384	7,819

Total capital reserves		531,582	567,495
Earned surplus
Earned surplus reserve		81,858	81,858
Other Earned surplus
Reserve for specified fixed assets		8	6
Earned surplus carried forward		568,582	572,397

Total earned surplus		650,449	654,261
Treasury stock		(95,504)	(97,097)

Total shareholder’s equity		1,681,019	1,719,153
Valuation and translation adjustments
Net unrealized gain on investments		22,234	21,603
Deferred gains or loss on hedges		30,105	50,051

Total valuation and translation adjustments		52,339	71,654
Subscription rights to shares		31,536	50,592

TOTAL NET ASSETS		1,764,894	1,841,400

TOTAL LIABILITIES AND NET ASSETS		¥5,278,581	¥5,438,184

2. Statements of Operations

		Millions of yen
		Year ended March 31
	Notes	2011	2012
Operating revenue
Property and equipment fee revenue	*1	¥108,470	¥105,445
Rent revenue	*2	38,076	35,953
Royalty on trademark	*3	19,347	16,320
Dividend from subsidiaries and affiliates		11,391	52,328
Interest from affiliates		29,760	34,959
Other financial income	*4	—	14,914
Others	*5	12,831	10,603

Total operating revenue	*9	219,875	270,521
Operating expenses
Compensation and benefits		27,360	34,061
Rental and maintenance	*6	46,619	47,199
Data processing and office supplies	*7	41,067	39,527
Depreciation and amortization		44,951	43,220
Taxes		2,197	1,401
Others	*8	6,622	7,779
Interest expenses		41,247	42,972

Total operating expenses	*9	210,064	216,159

Operating income		9,812	54,362

Non-operating revenue
Dividends received		2,043	2,361
Exchange gain		2,879	—
Corporate taxation refund		638	2
Investment enterprise partnerships revenue		46	1,130
Others		321	185

Total non-operating revenue	*9	5,926	3,678
Non-operating expenses
Investment enterprise partnerships loss		1,637	1,774
Exchange loss		—	2,594
Bond issuance costs		2,062	244
Others		349	902

Total non-operating expenses	*9	4,048	5,514

Ordinary income		11,690	52,526

Special profits
Gain on sales of investment securities		1,299	13,763
Gain on capital reduction of subsidiaries and affiliates		—	3,195
Gain on liquidation of subsidiaries and affiliates		—	597
Gain on stock acquisition rights		143	693

Total special profits		1,442	18,248
Special losses
Loss on sales of investment securities		111	209
Loss on devaluation of investment securities		970	2,049
Loss on sales of stocks of subsidiaries and affiliates		—	1,783
Loss on devaluation of investments in and contributions to subsidiaries and affiliates		17,591	20,810
Loss on abandonment of fixed assets		3,653	1,029

Total special losses		22,325	25,879

Income (loss) before income taxes		(9,193)	44,895

Income taxes—current		5,194	3,312
Income taxes—deferred		707	8,705

Total income taxes		5,902	12,016

Net income (loss)		¥(15,094)	¥32,879

(Year ended March 31, 2011)

	Millions of yen
	Shareholders’ equity
		Capital reserve
	Common stock	Additional paid-in capital	Other capital reserve	Total capital reserve
Balance at April 1, 2010	¥594,493	¥524,197	¥4,542	¥528,740
Change in the term
Gain on sales of treasury stock	—	—	2,842	2,842

Total change in the year	—	—	2,842	2,842

Balance at March 31, 2011	¥594,493	¥524,197	¥7,384	¥531,582

	Millions of yen
	Shareholders’ equity
	Earned surplus
		Other Earned surplus
	Earned surplus reserve	Reserve for specified fixed assets	General reserve	Earned surplus carried forward	Total Earned surplus	Treasury stock	Total Shareholders’ equity
Balance at April 1, 2010	¥81,858	¥11	¥994,000	¥(381,243)	¥694,625	¥(66,285)	¥1,751,573
Change in the term
Cash dividends	—	—	—	(29,083)	(29,083)	—	(29,083)
Reversal of reserve for specified fixed assets	—	(2)	—	2	—	—	—
Reversal of reserve	—	—	(994,000)	994,000	—	—	—
Net income	—	—	—	(15,094)	(15,094)	—	(15,094)
Repurchases of treasury stock	—	—	—	—	—	(37,378)	(37,378)
Sale of treasury stock	—	—	—	—	—	8,158	11,000

Total change in the year	—	(2)	(994,000)	949,825	(44,177)	(29,219)	(70,554)

Balance at March 31, 2011	¥81,858	¥8	¥—	¥568,582	¥650,449	¥(95,504)	¥1,681,019

	Millions of yen
	Valuation and translation adjustments
	Net unrealized gain on investments	Deferred gains or loss on hedges	Total Valuation and translation adjustments	Subscription rights to shares	Total net assets
Balance at April 1, 2010	¥21,801	¥8,899	¥30,700	¥24,033	¥1,806,307
Change in the term
Cash dividends	—	—	—	—	(29,083)
Net income	—	—	—	—	(15,094)
Repurchases of treasury stock	—	—	—	—	(37,378)
Sale of treasury stock	—	—	—	—	11,000
Other-net	433	21,206	21,639	7,503	29,142

Total change in the year	433	21,206	21,639	7,503	(41,413)

Balance at March 31, 2011	¥22,234	¥30,105	¥52,339	¥31,536	¥1,764,894

(Year ended March 31, 2012)

	Millions of yen
	Shareholders’ equity
		Capital reserve
	Common stock	Additional paid-in capital	Other capital reserve	Total capital reserve
Balance at April 1, 2011	¥594,493	¥524,197	¥7,384	¥531,582
Change in the term
Increase from stock exchange	—	35,479	—	35,479
Gain on sales of treasury stock	—	—	435	435

Total change in the year	—	35,479	435	35,914

Balance at March 31, 2012	¥594,493	¥559,676	¥7,819	¥567,495

	Millions of yen
	Shareholders’ equity
	Earned surplus
		Other Earned surplus
	Earned surplus reserve	Reserve for specified fixed assets	General reserve	Earned surplus carried forward	Total Earned surplus	Treasury stock	Total Shareholders’ equity
Balance at April 1, 2011	¥81,858	¥8	¥—	¥568,582	¥650,449	¥(95,504)	¥1,681,019
Change in the term
Increase from stock exchange	—	—	—	—	—	—	35,479
Cash dividends	—	—	—	(29,066)	(29,066)	—	(29,066)
Reversal of reserve for specified fixed assets	—	(2)	—	2	—	—	—
Net income	—	—	—	32,879	32,879	—	32,879
Repurchases of treasury stock	—	—	—	—	—	(8,287)	(8,287)
Sale of treasury stock	—	—	—	—	—	6,695	7,130

Total change in the year	—	(2)	—	3,815	3,813	(1,593)	38,134

Balance at March 31, 2012	¥81,858	¥6	¥—	¥572,397	¥654,261	¥(97,097)	¥1,719,153

	Millions of yen
	Valuation and translation adjustments
	Net unrealized gain on investments	Deferred gains or loss on hedges	Total Valuation and translation adjustments	Subscription rights to shares	Total net assets
Balance at April 1, 2011	¥22,234	¥30,105	¥52,339	¥31,536	¥1,764,894
Change in the term
Increase from stock exchange	—	—	—	—	35,479
Cash dividends	—	—	—	—	(29,066)
Net income	—	—	—	—	32,879
Repurchases of treasury stock	—	—	—	—	(8,287)
Sale of treasury stock	—	—	—	—	7,130
Other-net	(630)	19,945	19,315	19,056	38,371

Total change in the year	(630)	19,945	19,315	19,056	76,505

Balance at March 31, 2012	¥21,603	¥50,051	¥71,654	¥50,592	¥1,841,400

[Significant Accounting Policies]

1.	Basis and Methods of Valuation for Financial Instruments

(1)	Other securities

a.	Securities with market value

Recorded at market value.

The difference between the cost using the moving average method or amortized cost and market value less deferred taxes is recorded as “Net unrealized gain on investments” in “Net Assets” on the balance sheet.

b.	Securities with no market value

Recorded at cost using the moving average method or amortized cost.

With respect to investment enterprise partnerships and similar investments in partnerships which are regarded as equivalent to securities in accordance with Paragraph 2, Article 2 of the Financial Instruments and Exchange Act, the pro rata shares of such partnerships are recorded at net asset values based on the available current financial statements on day of statement of account set forth in the partnership agreements.

(2)	Stocks of subsidiaries and affiliates

Recorded at cost using the moving average method.

2.	Basis and method of valuation for money held in trust

Accounted for at fair value based on the mark-to-market method

3.	Depreciation and Amortization

(1)	Depreciation of tangible fixed assets

Tangible fixed assets are depreciated primarily on the declining balance method, except for buildings acquired after March 31, 1998 which are depreciated on the straight-line method.

The estimated useful lives are generally as follows:

Buildings	5 – 47 years
Furniture & fixtures	3 – 20 years

(2)	Amortization of intangible assets

Intangible assets are amortized over their estimated useful lives primarily on the straight-line method.

The useful lives of software were based on those determined internally.

(3)	Long term prepaid expense

Long term prepaid expenses are amortized on the straight-line method. The amortization period ranges from 5 to 42 years.

4.	Deferred Assets

Bond issuance costs

Bond issuance costs are expensed when incurred

5.	Translation of Assets and Liabilities Denominated in Foreign Currencies

Financial assets and liabilities denominated in foreign currencies are translated into Japanese yen using exchange rates as of the balance sheet date. Gains and losses resulting from translation are reflected in the statement of operations.

6.	Provisions

(1)	Allowance for doubtful accounts

To provide for bad loans, the Company made provisions for doubtful accounts based on an estimate of the uncollectable amount calculated using historical loss ratios or a reasonable estimate based on financial condition of individual borrowers.

(2)	Reserve for bonus payment

To prepare for payments of bonuses to employees, the estimated amount was recorded in accordance with the prescribed calculation method.

7.	Hedging Activities

(1)	Hedge accounting

Mark-to-market profits and losses on hedging instruments are deferred as assets or liabilities until the profits or losses on the underlying hedged items are realized. Certain eligible foreign currencies denominated monetary items are translated at forward exchange rates and the differences are amortized over the remaining period.

(2)	Hedging instrument and hedged item

The Company utilizes interest rate swap contracts to hedge the interest rate risk on bonds, borrowings and other instruments that the Company issued. The Company utilizes currency forward contracts and bonds to hedge foreign currency risk on loans and investments in subsidiaries.

(3)	Hedging policy

As a general rule, the interest rate risk on bonds and borrowings is fully hedged until maturity. Foreign currency risk on loans is also fully hedged until maturity in general, and foreign currency investment in subsidiaries is hedged by long term foreign liabilities including long term notes issued.

(4)	Valuating the validity of hedging instruments

Regarding to the hedge of the interest risk and foreign currency risk, the Company regularly verifies the result of risk offsetting by each hedging instrument and hedged item, and verifies the validity of the hedge.

8.	Other Important Items as Basis of Financial Statements

(1)	Accounting for consumption taxes

Consumption taxes are accounted for based on the tax exclusion method.

(2)	Application of consolidated tax return system

The Company applies consolidated tax return system.

[Additional information]

For the accounting changes and error corrections made in after the beginning of the current period, the Company applied the “Accounting Standard for Accounting Changes and Error Corrections” (ASBJ Statement No.24, December 4, 2009) and the “Guidance on Accounting Standard for Accounting Changes and Error Corrections” (ASBJ Guidance No.24, December 4, 2009).

[Notes to the Financial Statements]

(Balance Sheets)

*1. Accumulated depreciation on tangible fixed assets:

	Millions of yen
	March 31
	2011	2012
Buildings	¥25,278	¥25,227
Furniture & fixtures	58,774	60,605

Total	84,052	85,833

*2. Securities deposited

(March 31, 2011)

The Company loaned investment securities (mainly investments in subsidiaries and affiliates) with a book value of ¥28,775 million based on securities loan contracts which provide borrowers with the rights to resell or repledge the securities

(March 31, 2012)

The Company loaned investment securities (mainly investments in subsidiaries and affiliates) with a book value of ¥22,986 million based on securities loan contracts which provide borrowers with the rights to resell or repledge the securities.

3. Financial guarantee(1)

(March 31, 2011)

Principal and coupons of ¥34,200 million bonds issued by Nomura Securities Co., Ltd.

¥34,200 million

Commercial Paper with face value of US$372,000 thousand issued by Nomura International plc, the guarantee of ¥2,149 million in relation to the futures transactions, the repurchase transactions of US$415,807 thousand, derivative transactions of US$1,592,667 thousand, and borrowings and repurchase transactions of US$1,861,000 thousand executed by Nomura International plc. and US$70,000 thousand guarantee provided in Commodity Murabaha.

¥360,648 million(2)

Principal and coupons of medium-term notes issued by Nomura Europe Finance N.V. of US$1,963,000 thousand, EUR2,618,000 thousand, AU$2,141,200 thousand, GBP502,123 thousand, ZAR140,000 thousand, CHF6,000 thousand, NZ$5,000 thousand, BRL5,000 thousand, CA$2,000 thousand and ¥1,559,635 million

¥2,285,191 million(2)

Swap transactions worth US$270,579 thousand executed by Nomura Global Financial Products Inc.

¥22,499 million(2)

Principal and coupons of medium-term notes issued by Nomura Bank International plc of US$1,170,510 thousand, EUR1,527,548 thousand, AU$17,000 thousand and ¥66,206 million, and the guarantee provided in relation to the borrowings of EUR135,000 thousand by Nomura Bank International plc.

¥360,463 million

Guarantee of AU$1,227,000 thousand and NZ$280,000 thousand in principal and coupons on medium term notes issued by Nomura Global Funding plc.

¥123,372 million

Guarantee of principal and coupons on US$137,500 thousand in borrowings by Nomura Singapore Ltd.

¥11,433 million

Guarantee of US$100,000 thousand in payables of NBB Ijarah Co., Ltd.

¥8,315 million

Guarantee of US$79,169 thousand in principal and coupons on medium term notes issued by Nomura America Finance LLC.

¥6,583 million

Guarantee of US$56,270 thousand in derivative transactions etc. by Nomura Financial Investment (Korea) Co., Ltd.

¥4,679 million

Guarantee of US$7,450 thousand in repurchase transactions by Nomura Securities International Inc.

¥619 million

Guarantee of US$4,089 thousand in derivative transactions etc. by Nomura Fixed Income Securities Private Limited.

¥340 million

Guarantee of GBP29,672 thousand in derivative transactions etc. by Nomura Energy Marketing London Limited.

¥3,973 million

Guarantee of US$131 thousand in settlement of stock deals by Instinet Singapore Services Private Limited.

¥11 million

Guarantee of US$91 thousand in settlement of stock deals by Nomura Securities Singapore Private Limited.

¥8 million

(March 31, 2012)

Guarantee of principal and coupons on ¥34,200 million bonds issued by Nomura Securities Co., Ltd.

¥34,200 million

Guarantee of principal on US$402,000 thousand in commercial paper issued by Nomura International plc and ¥850 million in future transactions, US$135,921 thousand in repurchase transactions and US$2,102,782 thousand in derivative transactions, US$2,038,000 thousand in borrowings, repurchase transactions by the same company and US$70,000 thousand in Commodity Murabaha.

¥391,146 million(2)

Guarantee of US$1,402,975 thousand, EUR 1,665,977 thousand, AU$3,401,675 thousand, CA$9,000 thousand, GBP497,069 thousand, ZAR300,000 thousand, NZ$293,500 thousand, BRL54,800 thousand, MEX$45,000 thousand, TL39,000 thousand, KRW2,000,000 thousand, IDR 30,000,000 thousand and ¥1,440,678 million in principal and coupons on medium term notes issued by Nomura Europe Finance N.V.

¥2,123,559 million(2)

Guarantee of US$206,765 thousand in swap transactions etc. by Nomura Global Financial Products, Inc.

¥16,994 million(2)

Guarantee of US$1,126,318 thousand, EUR880,369 thousand, AU$17,000 thousand and ¥67,650 million in principal and coupons on medium term notes issued by Nomura Bank International plc and EUR135,000 thousand in borrowings by the same company.

¥273,162 million

Guarantee of principal and coupons on US$137,500 thousand in borrowings by Nomura Singapore Ltd.

¥11,301 million

Guarantee of US$100,000 thousand in payables of NBB Ijarah Co., Ltd.

¥8,219 million

Guarantee of US$79,530 thousand in principal and coupons on medium term notes issued by Nomura America Finance LLC.

¥6,537 million

Guarantee of US$38,762 thousand in derivative transactions by Nomura Financial Investment (Korea) Co., Ltd.

¥3,186 million

Guarantee of GBP 42 thousand in derivative transactions etc. by Nomura Energy Marketing London Limited.

¥5 million

Guarantee of US$12,994 thousand in repurchase transactions by Nomura Securities International Inc.

¥1,068 million

Guarantee of US$9,151 thousand in derivative transactions etc. by Nomura Fixed Income Securities Private Limited.

¥752 million

Guarantee of US$15,319 thousand in derivative transactions by Nomura Mauritius Limited

¥1,259 million

Guarantee of AU$3,096 thousand in expense by Chi-X Australia Pty Ltd

¥265 million

Guarantee of US$250 thousand in settlement of stock deals by Nomura Securities Singapore Private Limited.

¥21 million

(1)	In accordance with Japan Institute of Certified Public Accountants Audit and Assurance Practice Committee Practical Guideline No. 61, items recognized as effectively bearing the obligation of guarantee of liabilities are included in notes items equivalent to guaranteed obligations.
(2)	Includes co-guarantee with Nomura Securities Co., Ltd.

*4. Balance with Subsidiaries and Affiliates Major balances with subsidiaries and affiliates are as follows:

	Millions of yen
	March 31
	2011	2012
Short-term loans receivable	¥2,790,756	¥2,697,234
Accounts receivable	6,459	6,572
Accrued income	31,509	32,941
Long-term guarantee deposits	33,481	30,036
Short-term borrowings	200,000	334,000
Deposits received	42,339	46,498

Besides the above-mentioned, other assets and other liabilities with Subsidiaries and Affiliates are ¥44,636 million and ¥42,674 million respectively for 107th Fiscal Year. Besides the above-mentioned, other assets and other liabilities with Subsidiaries and Affiliates are ¥84,650 million and ¥34,557 million respectively for 108th Fiscal Year.

5.	Commitments

The Company has provided commitments to extend subordinated credits to Nomura Securities Co., Ltd.

	Millions of yen
Nomura Securities Co., Ltd.	March 31
	2011	2012
Total commitment available	¥150,000	¥500,000
Less amount utilized	—	150,000

Balance available	¥150,000	¥350,000

(Statements of Operations)

*1 “Property and equipment fee revenue” consists of revenue mainly from Nomura Securities Co., Ltd. (“NSC”), a subsidiary of the Company, on leasing furniture, fixtures and software.

*2 “Rent revenue” consists of revenue mainly from NSC, on renting office accommodation.

*3 “Royalty on trademark” consists of revenue from NSC, on the use of the Company’s trademark.

*4 “Other financial income” consists of cash in-flows and gain and loss on valuation of derivatives with NSC (excludes where derivatives hedge accounting is applied).

*5 “Others” includes fees from services and securities lending mainly from NSC.

*6 Breakdown of Rental and maintenance

	Millions of yen
	Year ended March 31
	2011	2012
Real estate	¥36,697	¥34,492
Furniture and fixtures	9,922	12,707

Total	46,619	¥47,199

*7 Breakdown of Data processing and office supplies

	Millions of yen
	Year ended March 31
	2011	2012
Data processing	¥41,060	¥39,520
Office supplies	7	7

Total	41,067	¥39,527

*8 Breakdown of Others

	Millions of yen
	Year ended March 31
	2011	2012
Training and data	¥2,373	¥2,234
Water and electricity	1,275	1,205
Commission	167	1,554
Others	2,808	2,786

Total	6,622	7,779

*9 Balance with Subsidiaries and Affiliates

	Millions of yen
	Year ended March 31
	2011	2012
Operating revenue from subsidiaries and affiliates	¥219,859	¥279,782
Operating expenses to subsidiaries and affiliates	55,419	51,303
Non-operating revenue to subsidiaries and affiliates	96	467
Non-operating expenses to subsidiaries and affiliates	3,372	2,029

(Statement of Changes in Net Assets)

(Year ended March 31, 2011)

Treasury Stock
Type of shares	Common stock
End of prior year	49,025,474 shares
Increase	75,030,934 shares
Decrease	6,873,009 shares
End of current year	117,183,399 shares

 (Summary of reasons for change)

 The principal reasons for increase were as follows:

Increase related to purchase shares in the market	75,000,000 shares
Increase related to requests to purchase shares less than full trading units	30,934 shares

 The principal reasons for decrease were as follows:

Reduction related to exercise of stock acquisition rights	6,870,600 shares
Reduction related to buying to complete full trading units	2,409 shares

(Year ended March 31, 2012)

Treasury Stock
Type of shares	Common stock
End of prior year	117,183,399 shares
Increase	47,842,719 shares
Decrease	9,273,130 shares
End of current year	155,752,988 shares

 (Summary of reasons for change)

 The principal reasons for increase were as follows:

Dividend in kind from subsidiary	47,790,000 shares
Increase related to requests to purchase shares less than full trading units	52,719 shares

 The principal reasons for decrease were as follows:

Reduction related to exercise of stock acquisition rights	9,271,600 shares
Reduction related to buying to complete full trading units	1,530 shares

(Leasing Transactions)

1.	Financing lease transactions

Financing leases other than those for which the ownership of the leased property are deemed as transfers to the lessees entered prior to April 1, 2008 are continued to be accounted for as following the normal rental treatment, however, as the detail are not material, the disclosure is omitted.

2.	Operating leases are as follows:

Non cancellable lease fee for operation lease transactions

	Millions of yen
	March 31
	2011	2012
One year or less	¥2,802	¥2,459
More than one year	12,634	10,267

Total	15,435	12,726

(March 31, 2011)

(1)	Stocks of Subsidiaries and Affiliates with Market Value

	Millions of yen
	March 31, 2011
	Book Value	Market Value	Difference
Subsidiaries	¥—	¥—	¥—
Affiliates	26,751	44,807	18,056

Stocks of subsidiaries and affiliates which are extremely difficult to observe Market Value

Millions of yen
Book Value
Subsidiaries	¥1,420,606
Affiliates	3,788

Total	¥1,424,394

The above securities are without quoted market value. Consequently, such securities are extremely difficult to observe Market Value.

(2)	Other Securities with Market Value

	Millions of yen
	March 31, 2011
	Cost	Book Value	Difference
Securities whose book value exceeds cost
Equities	¥38,146	¥80,103	¥41,958

Subtotal	38,146	80,103	41,958

Securities whose book value does not exceed cost
Certificate of deposits	17,000	17,000	—
Equities	17,511	14,518	(2,993)
Others	2,253	1,905	(348)

Subtotal	36,764	33,423	(3,341)

Total	¥74,910	¥113,526	¥38,617

(3)	Securities which are extremely difficult to observe Market Value (except those referred in (1) above)

Millions of yen
March 31, 2011
Book Value
Other Securities	¥35,796
Equities (Unlisted equities, etc.)	19,864
Others	15,932
Other securities of subsidiaries and affiliates	8,691
Others	7,241

The above securities are without quoted market value. Consequently, such securities are extremely difficult to observe Market Value.

(March 31, 2012)

(1)	Stocks of Subsidiaries and Affiliates with Market Value (Millions of yen)

	Millions of yen
	March 31, 2012
	Book Value	Market Value	Difference
Subsidiaries	¥31	¥114	¥83
Affiliates	20,061	46,596	26,535

Stocks of subsidiaries and affiliates which are extremely difficult to observe Market Value

Millions of yen
Book Value
Subsidiaries	¥1,609,873
Affiliates	249

Total	¥1,610,122

The above securities are without quoted market value. Consequently, such securities are extremely difficult to observe Market Value.

(2)	Other Securities with Market Value (Millions of yen)

	Millions of yen
	March 31, 2012
	Cost	Book Value	Difference
Securities whose book value exceeds cost
Equities	¥36,338	¥71,304	¥34,966
Others	630	786	156

Subtotal	36,968	72,090	35,122

Securities whose book value does not exceed cost
Certificate of deposits	7,700	7,700	—
Equities	8,292	7,239	(1,053)
Others	1,331	1,107	(224)

Subtotal	17,323	16,046	(1,277)

Total	¥54,291	¥88,136	¥33,845

(3)	Securities which are extremely difficult to observe Market Value (except those referred in (1) above)

Millions of yen
March 31, 2012
Book Value
Other Securities	¥33,256
Equities (Unlisted equities, etc.)	19,745
Others	13,511
Other securities of subsidiaries and affiliates	5,867
Others	7,644

The above securities are without quoted market value. Consequently, such securities are extremely difficult to observe Market Value.

(Derivative Transactions)

Statement on derivative transactions is omitted as consolidated financial statements are prepared.

(Tax Effect Accounting)

1. Breakdown of deferred tax assets and liabilities

	Millions of yen
	March 31
	2011	2012
Deferred tax assets
Loss on devaluation of securities	¥368,896	¥340,228
Loss carry-forward on local tax	28,692	20,316
Attributed consolidated corporate tax	14,475	1,943
Loss on devaluation of fixed assets	4,166	3,681
Stock option	2,368	2,987
Others	2,949	5,689

Subtotal of deferred tax assets	421,545	374,844
Valuation allowance	(273,385)	(235,437)

Total of deferred tax assets	148,160	139,407
Deferred tax liabilities
Net unrealized gain on investments	(15,450)	(12,152)
Deferred gain or loss on hedges	(20,921)	(28,468)
Others	(126)	(78)

Total of deferred tax liabilities	(36,497)	(40,698)

Net deferred tax assets	¥111,663	¥98,710

2. Major differences between the statutory effective tax rate and the corporate tax rate after tax effect accounting application

	Percentage tax rate
	March 31
	2011	2012
Statutory effective tax rate	41.0%	41.0%
Permanent differences excluded from revenues	52.0	(47.4)
Permanent differences excluded from expenses	(77.1)	20.8
Valuation allowance	7.2	(74.6)
Accumulated earning tax of overseas subsidiaries	(104.2)	3.0
Income taxes—prior year adjustments	(3.0)	0.4
Foreign tax credit	20.0	(0.3)
Adjustments to deferred tax assets due to change in statutory tax rate	—	83.6
Others	(0.1)	0.1

Corporate tax rate after tax effect accounting	(64.2)%	26.8%

3. Adjustments to deferred tax assets and liabilities due to change in statutory tax rate

On December 2, 2011, the “Act to partially revise the Income Tax Act and others in order to construct a tax system corresponding to changes in the structure of economic system” (Act No. 114 of 2011) (the “Act 114”) was promulgated. Under the Act 114, effective from the fiscal year beginning on or after April 1, 2012, the corporate income tax rate will be reduced from 30% to 25.5% and the use of operating loss carryforwards for tax purposes will be limited to 80% of the current year taxable income before deducting operating loss carryforwards for tax purposes. Also, on December 2, 2011, the “Special measures act to secure the financial resources required to implement policy on restoration after the East Japan Earthquake” (Act No. 117 of 2011) (the “Act 117”) was promulgated. Under the Act 117, effective for three fiscal years beginning between April 1, 2012 and March 31, 2015, the Special Reconstruction Corporate Tax will be imposed on the companies, which will be calculated by multiplying the base corporate income tax by 10%. As a result, the domestic statutory tax rates to calculate deferred tax assets and liabilities will be 38% from current 41% for the temporary differences expected to be reversed between April 1, 2012 and March 31, 2015 and 36% from April 1, 2015 and thereafter.

Due to these revisions, net deferred tax assets decreased by ¥6,374 million as at the revision of domestic tax laws. For year ended March 31, 2012, income tax expenses increased by ¥11,786 million, net unrealized gain on investments increased by ¥1,688 million, and deferred hedged gain or loss on hedges increased by ¥3,725 million.

(Information on Per Share Data)

	Yen
	Year ended March 31
	2011	2012
Shareholders’ equity per share	¥481.23	¥488.38
Net income per(loss) share	(4.16)	9.02
Net income per share—diluted	—	8.93

1.	Although there were dilutive shares, no net income per share data was presented due to the net loss for the year ended March 31, 2011.
2.	The base data for calculating net income per share are as follows:

	Year ended March 31
	2011	2012
Net income per share
Net income (loss) (Millions of yen)	¥ (15,094)		¥32,849
Amount which does not belong to shareholders of common stock (Millions of yen)	—		—
Net income (loss) which belong to common stock (Millions of yen)	(15,094)		32,879
Average number of common stock during the fiscal year (Thousands of shares)	3,628,862		3,646,273

Net income per share—diluted
Adjustment on net income (Millions of yen)	—		—
Increase of common stock (Thousands of shares)	—		36,643
(Increase due to stock acquisition right (Thousands of shares))	—		36,643

Common stock equivalents which are not included in the net income per share—diluted as they have no dilutive effect	(Stock Acquisition Right) No stock acquisition rights had dilutive effects due to the net loss for the year. See also “Item 4 Company Information, 1. Share Capital Information, (2) Stock Options”	(Stock Acquisition Right) Number of stock acquisition rights under 11 series Stock Acquisition Right No. 8 Stock Acquisition Right No.11 Stock Acquisition Right No.15 Stock Acquisition Right No.16 Stock Acquisition Right No.22 Stock Acquisition Right No.23 Stock Acquisition Right No.31 Stock Acquisition Right No.32 Stock Acquisition Right No.38 Stock Acquisition Right No.39 Stock Acquisition Right No.43 See also “Item 4 Company Information, 1. Share Capital Information, (2) Stock Options”	248,407

[Significant Subsequent Events]

The Company issued 29th and 30th Series of Unsecured Straight Bonds on April 18, 2012 and 31st and 32nd Series of Unsecured Straight Bonds on June 22, 2012 based on resolutions at the Board of Directors held on March 27, 2008 and the Executive Management Board held on March 30, 2012.

Name of bonds	29th Series of Nomura Holdings, Inc. Unsecured Straight Bonds	30th Series of Nomura Holdings, Inc. Unsecured Straight Bonds	31st Series of Nomura Holdings, Inc. Unsecured Straight Bonds	32nd Series of Nomura Holdings, Inc. Unsecured Straight Bonds
Amount of issue	¥29.5 billion	¥20.5 billion	¥32.6 billion	¥15.5 billion

Issue price	¥100 per face value of ¥100	¥100 per face value of ¥100	¥100 per face value of ¥100	¥100 per face value of ¥100

Interest rate	0.857% per annum	1.053% per annum	0.81% per annum	1.00% per annum

Redemption price	100% of the principal amount	100% of the principal amount	100% of the principal amount	100% of the principal amount

Maturity date	April 17, 2015	April 18, 2017	June 22, 2015	June 22, 2017

Use of proceeds	Working capital	Working capital	Working capital	Working capital

[Translation]

Report of Independent Auditors

June 27, 2012

The Board of Directors

Nomura Holdings, Inc.

Ernst & Young ShinNihon LLC

Tadayuki Matsushige
Certified Public Accountant
Designated and Engagement Partner

Hiroki Matsumura
Certified Public Accountant
Designated and Engagement Partner

Yuichiro Sakurai
Certified Public Accountant
Designated and Engagement Partner

Junko Kamei
Certified Public Accountant
Designated and Engagement Partner

Audit of Financial Statements

We have audited the consolidated financial statements of Nomura Holdings, Inc. (the “Company”) included in the “financial information” section for the consolidated fiscal period from April 1, 2011 to March 31, 2012 which comprise the consolidated balance sheets, the consolidated statements of income, changes in equity, comprehensive income and cash flows, notes to the consolidated financial statements and the consolidated supplementary schedules pursuant to the audit requirement of the rule specified in the Article 193-2, Section 1 of the Financial Instruments and Exchange Act.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America pursuant to Article 95 of “Regulations Concerning the Terminology, Forms and Preparation Methods of Consolidated Financial Statements”, and for designing and operating such internal control as management determines is necessary to enable the preparation and fair presentation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to independently express an opinion on the consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Nomura Holdings, Inc. and its consolidated subsidiaries as of March 31, 2012, and the consolidated results of their operations and cash flows for the consolidated fiscal period then ended in conformity with accounting principles generally accepted in the United States of America.

Audit of Internal Control

We have audited Nomura Holdings, Inc.’s internal control over financial reporting as of March 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria) pursuant to the audit requirement of the rule specified in the Article 193-2, Section 2 of the Financial Instruments and Exchange Act. The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to independently express an opinion on the Company’s internal control over financial reporting.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) (the PCAOB Standards). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness which should be disclosed exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our audit opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in the accompanying Management’s Report on Internal Control Over Financial Reporting, management has excluded from its assessment the internal control over financial reporting at Nomura Land and Building Co., Ltd. (“NLB”) and other companies consolidated as a result of the purchase of additional NLB shares on May 24, 2011. NLB and such other companies were included in the consolidated financial statements of the Company as of March 31, 2012, the total assets and net revenues of NLB and such other companies represent 5.6% and 31.2%, respectively, of the related consolidated financial statement amounts as of and for the year ended March 31, 2012. Our audit of internal control over financial reporting of Nomura Holdings, Inc. also excluded an evaluation of the internal control over financial reporting of NLB and such other companies consolidated as a result of purchase of additional NLB shares.

In our opinion, Nomura Holdings, Inc. maintained, in all material respects, effective internal control over financial reporting as of March 31, 2012, based on the COSO criteria.

Key Differences from Audit of Internal Control in Japan

We conducted the audit of the Company’s internal control over financial reporting in accordance with the PCAOB Standards. The key differences from an audit under auditing standards for internal control over financial reporting generally accepted in Japan (the Japanese Standards) are as follows:

1.	An opinion is expressed on Management’s Report on Internal Control Over Financial Reporting under the Japanese Standards while an opinion is expressed on the company’s internal control over financial reporting under the PCAOB Standards.

2.	The audit scope includes the financial statements and the disclosures that could have a material effect on the reliability of the financial statements under the Japanese Standards while the audit scope only includes internal control on preparation of the financial statements contained in the “financial information” section under the PCAOB Standards, as defined above.

3.	The audit covers internal control performed at affiliated companies that are accounted for by the equity method under the Japanese Standards while such internal control is not covered under the PCAOB Standards.

Conflicts of Interest

We have no interest in the Company which should be disclosed under the provisions of the Certified Public Accountants Act.

*	Above is an electronic version of the original Report of Independent Auditors and the Company maintains the original report.

(Note)

This is an English translation of the Japanese Language Report of Independent Auditors issued by Ernst & Young ShinNihon LLC in connection with the audit of the consolidated financial statements of Nomura Holdings, Inc. prepared in Japanese, for the period ended March 31, 2012. Ernst & Young ShinNihon LLC have not audited the English language version of the financial statements for the above-mentioned period, which are included in this current report on Form 6-K Report of Foreign Private Issuer.

[Translation]

Report of Independent Auditors

June 27, 2012

The Board of Directors

Nomura Holdings, Inc.

Ernst & Young ShinNihon LLC

Tadayuki Matsushige
Certified Public Accountant
Designated and Engagement Partner

Hiroki Matsumura
Certified Public Accountant
Designated and Engagement Partner

Yuichiro Sakurai
Certified Public Accountant
Designated and Engagement Partner

Junko Kamei
Certified Public Accountant
Designated and Engagement Partner

We have audited the financial statements of Nomura Holdings, Inc. (the “Company”) included in the “financial information” section for its 108th fiscal period from April 1, 2011 to March 31, 2012 which comprise the balance sheets, the statements of operations and changes in net assets, significant accounting policies, other explanatory information and the supplementary schedules pursuant to the audit requirement of the rule specified in the Article 193-2, Section 1 of the Financial Instruments and Exchange Act.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in Japan, and for designing and operating such internal control as management determines is necessary to enable the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to independently express an opinion on the financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nomura Holdings, Inc. as of March 31, 2012, and the results of its operations for the fiscal period then ended in conformity with accounting principles generally accepted in Japan.

Conflicts of Interest

We have no interest in the Company which should be disclosed under the provisions of the Certified Public Accountants Act.

*1.	Above is an electronic version of the original Report of Independent Auditors and the Company maintains the original report.
*2.	The financial statements referred to above do not include the data themselves provided via XBRL.

(Note)

This is an English translation of the Japanese Language Report of Independent Auditors issued by Ernst & Young ShinNihon LLC in connection with the audit of the financial statements of Nomura Holdings, Inc. prepared in Japanese, for the period ended March 31, 2012. Ernst & Young ShinNihon LLC have not audited the English language version of the financial statements for the above-mentioned period, which are included in this current report on Form 6-K Report of Foreign Private Issuer.

EXHIBIT 2

Management’s Report on Internal Control Over Financial Reporting

1 [Framework of Internal Control over Financial Reporting]

Kenichi Watanabe, Group Chief Executive Officer, and Junko Nakagawa, Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting for the Company.

The establishment and maintenance of an adequate internal control over financial reporting are based on the criteria set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO framework”).

Possibility exists that the internal control over financial reporting may not fully prevent or detect misstatements.

2 [Scope, Reference Date, and Method of Evaluation]

The Company evaluated the effectiveness of its internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934) using the criteria set forth in the COSO framework. The reference date of evaluation was as of March 31, 2012.

The Company’s internal control over financial reporting covers the Company and other entities in which it has a controlling financial interest. The Company has excluded from its assessment the internal control over financial reporting at Nomura Land and Building Co., Ltd. (“NLB”) and other companies consolidated as a result of the purchase of additional NLB shares during the year ended March 31, 2012.

The total assets and net revenues of NLB and such other companies represent 5.6% and 31.2%, respectively, of the related consolidated financial statement amounts as of and for the year ended March 31, 2012.

3 [Report of Result of Evaluation]

Based on the evaluation, management concluded that our internal control over financial reporting was effective as of March 31, 2012.

4 [Comments]

The key differences between the standards generally accepted in the United States which the Company adopts for the evaluation of internal control over financial reporting (“U.S. standards”) and the standards generally accepted in Japan (“Japanese standards”) are as follows:

— Under the U.S. standards, the financial reporting which is subject to the internal control requirements only includes the consolidated financial statements. Under the Japanese standards, the financial reporting which is subject to the internal control requirements includes financial statements, including consolidated financial statements, and other disclosures that have material effects on the reliability of the financial statements.

— Under the U.S. standards, the scope of internal control over financial reporting includes the parent company and its consolidated entities. Under the Japanese standards, the scope of internal control over financial reporting includes the parent company, its consolidated entities, and the affiliated companies that are accounted for by using the equity method.

5 [Special Comments]

There is no special comment to be stated.

Confirmation Letter

1 [Appropriateness of Annual Securities Report]

Kenichi Watanabe, Group Chief Executive Officer, and Junko Nakagawa, Chief Financial Officer, have confirmed that the Annual Securities Report of Nomura Holdings, Inc. for the year ended March 31, 2012 is fairly presented pursuant to the Financial Instruments and Exchange Act.

2 [Special Comments]

There is no special comment to be stated.